UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     FORM CB
                 TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

     Securities Act Rule 801 (Rights Offering) [ ]

     Securities Act Rule 802 (Exchange Offer) [X]

     Exchange Act Rule 13e-4(8) (Issuer Tender Offer) [ ]

     Exchange Act Rule 14d-1(c) (Third Party Tender Offer) [ ]

     Exchange Act Rule 14e-2(d) (Subject Company Response) [ ]

     Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)
     [ ]

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of
Section 13 or 15(d) of the Exchange Act.

                       AAE TECHNOLOGIES INTERNATIONAL PLC
      --------------------------------------------------------------------
                            (Name of Subject Company)

                                      N/A
      --------------------------------------------------------------------
      (Translation of Subject Company's Name into English (if applicable)

                                    IRELAND
      --------------------------------------------------------------------
        (Jurisdiction of Subject Company's Incorporation or Organization)

                              O2DIESEL CORPORATION
      --------------------------------------------------------------------
                      (Name of Person(s) Furnishing Form)

                                ORDINARY SHARES
      --------------------------------------------------------------------
                     (Title of Class of Subject Securities)

      --------------------------------------------------------------------
              (CUSIP Number of Class of Securities (if applicable)

                       AAE TECHNOLOGIES INTERNATIONAL PLC
                UNIT 11 BRIDGE ROAD BUSINESS PARK, HAYWARDS HEATH
                      WEST SUSSEX, RH16 1TX, UNITED KINGDOM
                                 ATTN:  ALAN RAE
                               +44 (144) 441 4511

 (Name, Address (including zip code) and Telephone Number (including area code)
                                       of
Person(s) Authorized to Receive Notices and Communications on Behalf of Subject
                                    Company)

                                  JUNE 16, 2003
      --------------------------------------------------------------------
                  (Date Tender Offer/Rights Offering Commenced)

PART I. - INFORMATION SENT TO SECURITY HOLDERS

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. IF YOU ARE IN ANY DOUBT AS TO THE ACTION YOU SHOULD TAKE, YOU ARE RECOMMENDED IMMEDIATELY TO SEEK YOUR OWN FINANCIAL ADVICE FROM YOUR STOCKBROKER, BANK MANAGER, SOLICITOR, ACCOUNTANT OR OTHER INDEPENDENT FINANCIAL ADVISER WHO, IF YOU ARE TAKING ADVICE IN IRELAND, IS AUTHORISED OR EXEMPTED UNDER THE INVESTMENT INTERMEDIARIES ACT, 1995 OR, IF YOU ARE TAKING ADVICE IN THE UNITED KINGDOM, IS DULY AUTHORISED UNDER THE FINANCIAL SERVICES AND MARKETS ACT 2000 OF THE UNITED KINGDOM.

IF  YOU  HAVE  SOLD  OR  OTHERWISE  TRANSFERRED  ALL  YOUR  AAE  TECHNOLOGIES
INTERNATIONAL PLC SHARES, PLEASE SEND THIS DOCUMENT AND THE ACCOMPANYING DOCUMENTS (INCLUDING THE REPLY PAID ENVELOPE) AT ONCE TO THE PURCHASER OR TRANSFEREE OR TO THE STOCKBROKER, BANK OR OTHER AGENT THROUGH WHOM THE SALE OR TRANSFER WAS EFFECTED FOR TRANSMISSION TO THE PURCHASER OR TRANSFEREE.

The New O2D Shares offered in connection with the Share Exchange Offer have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or under the securities laws of any state or district of the United States. Neither the U.S. Securities and Exchange Commission nor any U.S. State securities commission has approved the New O2D Shares, or determined if this document is accurate or complete. Any representation to the contrary is a criminal offence.

The Share Exchange Offer is being made in the United States pursuant to an exemption from the U.S. tender offer rules provided by Rule 14d-1(c) under the Exchange Act of 1934, as amended (the "Exchange Act"), and pursuant to an exemption from the registration requirements of the Securities Act provided by Rule 802 thereunder. The relevant clearances have not been and will not be obtained from any securities authority in any jurisdiction outside the United States and no prospectus in relation to the New O2D Shares has been lodged with, or registered by, any securities commission or regulatory authority.

This document should be read in conjunction with the accompanying Form of Acceptance. This document is being issued in connection with the Share Exchange Offer being made by O2Diesel Corporation for the entire issued share capital of AAE Technologies International Plc. This document is not a prospectus and has not been delivered to the Registrar of Companies in Ireland or England. This offer does not constitute an offer to the public in Ireland. The issue of New O2D Shares does not constitute an offer to the public in the United Kingdom for the purposes of the Public Offers of Securities Regulations 1995 of the United Kingdom and accordingly this document does not therefore contain the information required to be included in a prospectus under those regulations. This document and the accompanying Form of Acceptance have not been approved by an authorised person pursuant to section 21 of the Financial Services and Markets Act 2000 of the United Kingdom, but are exempt from the general restriction in section 21 on the communication of invitations or inducements to engage in investment activity which have not been approved by an authorised person on the grounds that they comply with the requirements of paragraphs 63 to 66 inclusive of the Financial Services and Markets Act 2000 (Financial Promotion Order) 2001 of the United Kingdom.

                     ______________________________________

                                RECOMMENDED OFFER

                                       FOR

                       AAE TECHNOLOGIES INTERNATIONAL PLC

                             BY O2DIESEL CORPORATION
                        (FORMERLY DYNAMIC VENTURES INC.)


                                  18 JUNE 2003

                     ______________________________________


Forms of Acceptance should be returned by post to O2Diesel Corporation, c/o McGuire Desmond Solicitors, The Arch, 7 Fr Matthew Quay, Cork, Ireland, marked
Ref: CD as soon as possible in respect of Irish shareholders, to O2Diesel Corporation c/o AAE Technologies International Plc, 2 Teejay Court, 50/52 Alderley Road, Wilmslow, Cheshire, SK9 1NT, UK in respect of United Kingdom and all other AAE Shareholders resident outside Ireland and the United Kingdom but in any event so as to be received no later than 3:00 p.m. (Ireland time) on 10 July 2003 unless extended by notice posted on AAE's website at www.aaetech.com under "News and Press". The procedure for acceptance is set out in paragraph 11 of the letter from the Chairman of O2Diesel Corporation in Part II of this document, in Appendix 1, and in the Form of Acceptance accompanying this document.

The Share Exchange Offer is not being made directly or indirectly outside the Republic of Ireland, the United States or the United Kingdom. Neither this document nor the accompanying documents may be distributed or sent in, into or from Canada, Australia or Japan (whether by use of the mails or by any means or instrumentality of interstate or foreign commerce) and doing so may render invalid any purported acceptance of the Offer.

  IMPORTANT NOTICE TO U.S. HOLDERS OF AAE TECHNOLOGIES INTERNATIONAL PLC SHARES

THE SHARE EXCHANGE OFFER IS MADE FOR SHARES OF AAE TECHNOLOGIES INTERNATIONAL PLC, A COMPANY INCORPORATED OUTSIDE THE UNITED STATES. THE SHARE EXCHANGE OFFER IS SUBJECT TO DISCLOSURE REQUIREMENTS OF A FOREIGN COUNTRY THAT ARE DIFFERENT FROM THOSE OF THE UNITED STATES. FINANCIAL STATEMENTS INCLUDED IN THIS DOCUMENT HAVE BEEN PREPARD IN ACCORDANCE WITH FOREIGN ACCOUNTING STANDARDS THAT MAY NOT BE COMPARABLE TO FINANCIAL STATEMENTS OF UNITED STATES COMPANIES.

IT MAY BE DIFFICULT FOR YOU TO ENFORCE YOUR RIGHTS OR BRING ANY CLAIM YOU MAY HAVE ARISING UNDER THE U.S. FEDERAL SECURITIES LAWS, SINCE AAE TECHNOLOGIES
INTERNATIONAL PLC IS LOCATED IN A FOREIGN COUNTRY, AND SOME OR ALL OF ITS OFFICERS AND DIRECTORS MAY BE RESIDENTS OF A FOREIGN COUNTRY. YOU MAY NOT BE
ABLE TO SUE A FOREIGN COMPANY OR ITS OFFICERS OR DIRECTORS IN A FOREIGN COURT FOR VIOLATIONS OF THE U.S. SECURITIES LAWS. IT MAY BE DIFFICULT TO COMPEL A FOREIGN COMPANY AND ITS AFFILIATES TO SUBJECT THEMSELVES TO A U.S. COURT'S JUDGMENT.

                            RESTRICTIONS ON TRANSFER

The New O2D Shares to be received in exchange for your AAE Shares will be subject to a one year restriction on transfer, sale or assignment beginning on the date of issuance, during which time the holder of the New O2D Shares will not, directly or indirectly, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of or otherwise dispose of or transfer any New O2D Shares or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of New O2D Shares, whether any such swap or transaction is to be settled by delivery of shares of common stock of New O2D Shares or other securities in cash or otherwise. The New O2D Shares shall bear a restrictive legend indicating the same.

                                TABLE OF CONTENTS

                                                                            Page

Part  I  Letter  from  the Chairman of AAE Technologies International Plc. . .1
Part  II  Letter  from  Chairman  of  O2Diesel  Corporation. . . . . . . . . .1
     1.   Summary of Transaction . . . . . . . . . . . . . . . . . . . . . . .1
     2.   Details of Share Exchange Offer. . . . . . . . . . . . . . . . . . .1
     3.   Bridge Loan. . . . . . . . . . . . . . . . . . . . . . . . . . . . .3
     4.   Initial Private Placement . . . . . . . . . . . . . . . . .. . . . .3
     5.   Follow-on Private Placement. . . . . . . . . . . . . . . . . . . . .4
     6.   Information on O2Diesel Corporation. . . . . . . . . . . . . . . . .4
     7.   Information on AAE Technologies International Plc. . . . . . . . . .7
     8.   O2Diesel Corporation's Intentions in relation to AAE Technologies
          International Plc. . . . . . . . . . . . . . . . . . . . . . . . . .7
     9.   Taxation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .7
     10.  Reasons for and benefits of the Share Exchange Offer . . . . . . . .8
     11.  Procedure for acceptance . . . . . . . . . . . . . . . . . . . . . .8
     12.  Settlement and dealings  . . . . . . . . . . . . . . . . . . . . . .9
     13.  Further information  . . . . . . . . . . . . . . . . . . . . . . . .9
     14.  Action to be taken . . . . . . . . . . . . . . . . . . . . . . . . .9


APPENDICES
I    Conditions and Further Terms of the Share Exchange Offer
II   Additional Information
III Financial Information Relating to AAE Technologies International Plc Section A: Selected Financial Information to 31 March 2003
     Section B: Audited Financial Statements for the period ended 30 September 2001
IV   Financial Information Relating to O2Diesel Corporation
     Section A: Form 10-QSB - Audited Financial Statements for period ended March 31, 2003
     Section B: Annual Report on Form 10-KSB including Audited Financial Statements for year ended December 31, 2002
V    Opinion of Competent Person
VI   Definitions
VII  Letter of Intent
VIII Support Agreement
IX   Indemnity Escrow Agreement


EXPECTED  TIMETABLE

The Share Exchange Offer is open until 3:00 p.m. (Ireland time) on 10 July 2003 unless extended by notice posted on AAE's website at www.aaetech.com under "News and Press".

It is expected that the Share Exchange Offer will become or be declared unconditional in all respects on 10 July 2003.

                                     PART I

         LETTER FROM THE CHAIRMAN OF AAE TECHNOLOGIES INTERNATIONAL PLC

               AAE Technologies International Plc | 2 Teejay court
                               50/52 Alderley Road
                         wilmslow, cheshire  SK9 1NT |UK
                              Tel:+44(0)1625 527201
                              Fax:+44(0)1625 536015
                            email:mail@aaetech.co.uk
                                       and
                   The Arch, 7 Fr Matthew Quay, Cork, Ireland
                             Tel:+353 (0)21 4273630
                             Fax:+353 (0)21 4273033
                          Email:info@mcguiredesmond.com

June  18,  2003

To each Shareholder of, and holders of options and warrants to subscribe for shares in, AAE Technologies International Plc

Dear  Shareholder:

RECOMMENDED SHARE EXCHANGE OFFER BY O2DIESEL CORPORATION FOR AAE TECHNOLOGIES INTERNATIONAL PLC

1.   INTRODUCTION

     In May 2003, AAE Technologies International Plc announced it had reached agreement on the terms of a Share Exchange Offer by O2Diesel Corporation to acquire the whole of the issued and to be issued share capital of AAE Technologies International Plc.

     I am writing to you now to explain why your AAE Board, having been advised by Cremin McCarthy & Company, Chartered Accountants, considers the Offer to be fair and reasonable, and is unanimously recommending that you accept the Offer. The AAE Directors who own approximately 25% of the AAE Shares will undertake, subject to certain conditions, to accept the Offer in respect of their entire holdings of AAE Shares. See "Support Agreement" at Appendix VIII.

The formal Offer is set out in Part II of this document.

2.   BACKGROUND TO AND REASONS FOR RECOMMENDING THE OFFER

     a)   FUNDING

          It is a condition of the Offer that U.S. $5,000,000 of equity capital is provided by new investors to O2D and O2D has committed to use reasonable commercial efforts to raise an additional U.S. $3,500,000 of equity capital after the Offer has become or been declared unconditional in all respects, thereby ensuring that for the first time AAE will have sufficient funds to undertake the marketing, promotion and infrastructure creation necessary to exploit the global markets, which are already presenting themselves. Additionally and again for the first time, the availability of additional capital will permit the prudent acquisition of businesses which are considered complimentary and compatible with the core activities of AAE.

     b)   MANAGEMENT

          O2D, in addition to providing finance, will enhance the management expertise of AAE and greatly strengthen the Board by introducing shareholders and appointing representative Directors with a broad range of experience, including experience in international business in general, and the fuel business in particular.

     c)   LIQUIDITY

          The New O2D Shares that AAE Shareholders will receive in exchange for AAE ordinary shares are quoted on the National Association of Securities Dealer Over the Counter Bulletin Board in the United

          States. Thus, after a twelve month contractual restriction, a public market could be available for shareholders to trade their New O2D Shares.

     d)   COMMERCIAL  OPPORTUNITY

          The AAE Board believes that, without the capital being provided by this transaction, it will be difficult for AAE to take advantage of the numerous commercial opportunities it is poised to realise.

3.   TAXATION

     I draw your attention to Appendix II of this document, which sets out some general information on Irish and United Kingdom taxation, based on current legislation and practice. AAE Technologies International Plc Shareholders, who are subject to taxation in jurisdictions other than Ireland and the United Kingdom, should consult an appropriate professional advisor about the tax position.

4.   ACTION  TO  BE  TAKEN  TO  ACCEPT  THE  OFFER

     The  procedure  for  acceptance  of the Offer is set out in paragraph 11 of
     Part  II  and  in  the  accompanying  Form  of  Acceptance.

     In order to accept the Offer you should complete, sign in the presence of a
     ---------------------------------------------------------------------------
     witness  and  return  the Form of Acceptance together with any certificates
     ---------------------------------------------------------------------------
     you  hold representing AAE Shares at your earliest possible convenience and
     ---------------------------------------------------------------------------
     in  any  event to arrive not later than 3:00 p.m. (Ireland time) on 10 July
     ---------------------------------------------------------------------------
     2003  in  the  enclosed  stamped  addressed  envelope  to:
     ----------------------------------------------------------

O2Diesel Corporation                      c/o AAE Technologies International Plc
c/o McGuire Desmond                                               2 Teejay Court
The Arch                                                     50/52 Alderley Road
7 Fr Matthew Quay                                              Wilslow, Cheshire
Cork                                                                    SK9  1NT
Ireland,                                                         United  Kingdom
Marked  "Ref:CD".

(in respect of Irish Shareholders)         (in respect of United Kingdom and all
                                           other  shareholders)

In the event that O2Diesel Corporation receives acceptances from the AAE Shareholders holding not less than 80% in value of the AAE Shares, it intends to exercise its rights under section 204, Companies Act 1963 to compulsorily acquire any outstanding AAE Shares.

THE SHARE EXCHANGE OFFER IS CONDITIONAL UPON ALL OF THE AAE OPTIONS (OR SUCH LOWER NUMBER AS THE BOARD OF O2DIESEL CORPORATION DECIDES) BEING EXERCISED OR CANCELLED. THE OFFER IS SET TO EXPIRE AT 3:00 P.M. (IRELAND TIME) ON 10 JULY 2003 UNLESS EXTENDED BY NOTICE POSTED ON AAE'S WEBSITE AT WWW.AAETECH.COM UNDER "NEWS AND PRESS".

A SEPARATE LETTER DATED 23 MAY 2003 (THE "OPTION LETTER") HAS BEEN SENT TO HOLDERS OF AAE OPTIONS. THE BOARD OF AAE TECHNOLOGIES INTERNATIONAL PLC URGES
HOLDERS OF AAE OPTIONS TO EITHER EXERCISE THEIR AAE OPTIONS OR AGREE TO HAVE THEM VOLUNTARY CANCELLED IN ACCORDANCE WITH THE TERMS OF THE OPTION LETTER.

5.   AAE  BOARD  RECOMMENDATION

     Your AAE Technologies International Plc Board, which has been advised on the financial implications of the Offer by Cremin McCarthy & Company, Chartered Accountants, unanimously believes the Offer to be fair and reasonable and recommends that you accept the Offer. The AAE International Plc Directors and certain principal shareholders intend to accept the Offer in respect of their combined beneficial holdings of 18,851,744 AAE Shares representing approximately 26% of the issued and outstanding AAE Shares.

     If you have any questions concerning any of the enclosed documents, please contact Anthony Dean-Smith on 44(0) 1625 527201, or e-mail anthony@ads.u-net.com.

Yours  truly,

"Anthony  Dean-Smith"
Anthony  Dean-Smith
Chairman,  AAE  Technologies  International  Plc
On  behalf  of  the  Board

                                     PART II

                  LETTER FROM CHAIRMAN OF O2DIESEL CORPORATION


                              02DIESEL CORPORATION
                                1601 Fifth Avenue
                                   Suite 2100
                         Seattle, Washington  98101-1686
                                       USA


18 June 2003


To each Shareholder of, and holders of options and warrants to subscribe for shares in, AAE Technologies International Plc


Dear  AAE  Shareholder:

RECOMMENDED OFFER BY O2DIESEL CORPORATION FOR AAE TECHNOLOGIES INTERNATIONAL PLC


1.   SUMMARY OF TRANSACTION

O2D  and  AAE  have agreed to a transaction comprised of the following elements:

     (a) O2D is making this Offer to acquire all of the AAE Shares in exchange for 18,000,000 New O2D Shares.

     (b) O2D previously arranged for a bridge loan to be made to AAE in the amount of U.S. $1,000,000 (the "Bridge Loan"), which bridge loan may be converted into O2D Shares on the same terms as the Private Placement described below.

     (c) O2D will use its reasonable commercial efforts to complete a non-brokered private placement equity offering of U.S. $5,000,000 of O2D Shares at a price of U.S. $1.50 per share (the "Private Placement"). It is a condition to the Offer that the Private Placement is completed.

     (d) Upon the Share Exchange Offer becoming or being declared unconditional in all respects and subject to certain terms described below, O2D will use its reasonable efforts to complete an additional non-brokered private placement equity offering of an additional U.S. $3,500,000 of O2D Shares at a price of not less than U.S. $1.50 per share (the "Follow-On Private Placement").

2.   DETAILS  OF  SHARE  EXCHANGE  OFFER

INTRODUCTION

The Boards of AAE Technologies International Plc and O2Diesel Corporation have announced the proposed acquisition by O2Diesel Corporation of AAE Technologies International Plc. The acquisition is proposed to be effected by way of a Share Exchange Offer being made by O2Diesel Corporation for all of the AAE Technologies International Plc Shares. This document contains the formal Share Exchange Offer for your AAE Technologies International Plc Shares.

YOUR ATTENTION IS DRAWN TO THE LETTER IN PART I OF THIS DOCUMENT FROM ANTHONY DEAN-SMITH, THE CHAIRMAN OF AAE TECHNOLOGIES INTERNATIONAL PLC, WHICH SETS OUT THE REASONS WHY THE AAE TECHNOLOGIES INTERNATIONAL PLC BOARD CONSIDERS THE TERMS OF THE SHARE EXCHANGE OFFER TO BE FAIR AND REASONABLE AND UNANIMOUSLY RECOMMENDS AAE TECHNOLOGIES INTERNATIONAL PLC SHAREHOLDERS ACCEPT THE SHARE EXCHANGE OFFER.

THE PROCEDURE FOR ACCEPTANCE OF THE SHARE EXCHANGE OFFER IS SET OUT IN PARAGRAPH 11 OF THIS PART II. ACCEPTANCES OF THE SHARE EXCHANGE OFFER SHOULD BE RECEIVED BY NO LATER THAN 3:00 P.M. (IRELAND TIME) ON 10 JULY 2003 UNLESS THE OFFER IS EXTENDED BY NOTICE POSTED ON AAE'S WEBSITE AT WWW.AAETECH.COM UNDER "NEWS AND PRESS".

THE OFFER AND SHARE EXCHANGE RATIO

Subject to the terms and conditions set out in this Share Exchange Offer and in the Form of Acceptance, O2Diesel Corporation offers to acquire all outstanding AAE Technologies International Plc Shares, including all AAE Shares issuable upon exercise of outstanding AAE Options, in exchange for a total of 18,000,000 New O2D Shares. The specific exchange ratio will depend upon how many AAE Options are exercised or cancelled prior to the Offer becoming or being declared unconditional in all respects. Based on an estimate of 81,000,000 AAE Shares being outstanding and no AAE Options remaining outstanding at the time the Offer becomes or is declared unconditional in all respects, each AAE Shareholder shall receive approximately 1 New O2Diesel Corporation Share for each 4.5 AAE
Technologies  International  Plc  Shares  held.  Upon  Completion  of  the Share
Exchange Offer, each AAE Shareholder will be notified of the final share exchange ratio.

The specific share exchange ratio will be determined using the following formula:

  1 AAE Share      =              1 New O2D Share    x                           18,000,000
                                                                   ---------------------------------------
                 (exchanged for)                  (multiplied by)  Number of outstanding AAE Technologies
                                                                   International Plc Shares at the time the Offer
                                                                   becomes or is declared unconditional in all
                                                                   respects plus number of  non-cancelled, outstanding
                                                                   AAE Options at such time


The New O2D Shares issued pursuant to the Share Exchange Offer will be issued credited as fully paid and will rank pari passu in all respects with the existing O2D Shares. The AAE Technologies International Plc Shares will be acquired from the AAE Shareholders free from all liens, charges, encumbrances and other interests and together with all rights now or hereafter attaching to them including the right to receive all dividends and other distributions hereafter declared, made or paid.

THE NEW O2D SHARES WILL BE SUBJECT TO A ONE YEAR RESTRICTION ON TRANSFER, SALE OR ASSIGNMENT BEGINNING ON THE DATE OF ISSUANCE, DURING WHICH TIME THE HOLDER OF THE NEW O2D SHARES WILL NOT, DIRECTLY OR INDIRECTLY, (I) OFFER, PLEDGE, SELL, CONTRACT TO SELL, SELL ANY OPTION OR CONTRACT TO PURCHASE, PURCHASE ANY OPTION OR CONTRACT TO SELL, GRANT ANY OPTION, RIGHT OR WARRANT FOR THE SALE OF OR OTHERWISE DISPOSE OF OR TRANSFER ANY NEW O2D SHARES OR (II) ENTER INTO ANY SWAP OR ANY OTHER AGREEMENT OR ANY TRANSACTION THAT TRANSFERS, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, THE ECONOMIC CONSEQUENCE OF OWNERSHIP OF NEW O2D SHARES, WHETHER ANY SUCH SWAP OR TRANSACTION IS TO BE SETTLED BY DELIVERY OF SHARES OF COMMON STOCK OF O2D OR OTHER SECURITIES IN CASH OR OTHERWISE. THE NEW O2D
SHARES  SHALL  BEAR  A  RESTRICTIVE  LEGEND  INDICATING  THE  SAME.

In the event that O2Diesel Corporation receives acceptances of the Offer in respect of not less than 80% of the AAE Shares it intends to exercise its rights under section 204, Companies Act 1963 to compulsorily acquire any outstanding AAE Shares.

SUPPORT  AGREEMENT

It is a condition to this Offer, that O2D and AAE and Alan Rae, Anthony Dean-Smith, David Koontz, Quarryside Ltd., Pauline Dean-Smith and Victoria Rae (the "Key Shareholders") enter into a support agreement on or before June 13, 2003 (the "Support Agreement") substantially in the form attached hereto as Appendix VIII to this Share Exchange Offer. It is anticipated that the Support Agreement will be entered into immediately after the mailing of this Share Exchange Offer. The following description of the Support Agreement is qualified in its entirety by the Support Agreement and AAE Shareholders should read the Support Agreement in its entirety.

Under the Support Agreement, AAE will agree to take certain actions to support the Share Exchange Offer, to operate its business in the ordinary course until Completion of the Offer and not to solicit other transactions. Each of the Key Shareholders will agree, subject to certain conditions being satisfied, that they will accept the Share Exchange Offer with respect to all of their AAE Shares.

AAE and O2D will each make representations and warranties in the Support Agreement in respect of matters that are usually the subject of representations and warranties in transactions between arm's length parties that are similar to the Share Exchange Offer. In addition, each of the Key Shareholders will make representations and warranties regarding his or its shareholdings and title to his or its AAE Shares. AAE Shareholders are encouraged to read the representations and warranties of AAE in the Support Agreement carefully.

TEN PERCENT OF THE NEW O2D SHARES WHICH ARE ISSUED TO AAE SHAREHOLDERS IN CONNECTION WITH THE OFFER WILL BE DELIVERED INTO AND HELD IN ESCROW FOR A PERIOD OF TWELVE MONTHS (THE "AAE HOLDBACK ESCROW") TO SATISFY CERTAIN INDEMNIFICATION OBLIGATIONS OF AAE UNDER THE TERMS SET FORTH IN SECTION 6.1(1) OF THE SUPPORT AGREEMENT AND IN ACCORDANCE WITH THE TERMS OF THE INDEMNITY ESCROW AGREEMENT. THE ESCROWED SHARES WILL BE RELEASED FROM THE AAE HOLDBACK ESCROW TO O2D FOR CANCELLATION IN THE EVENT AAE IS REQUIRED TO INDEMNIFY O2D FOR A BREACH OF CERTAIN REPRESENTATIONS, WARRANTIES OR COVENANTS UNDER THE TERMS OF THE SUPPORT AGREEMENT DURING THE TWELVE MONTH PERIOD BEGINNING ON THE COMPLETION DATE. AT THE END OF THE ESCROW PERIOD, THE REMAINING NEW O2D SHARES WILL BE RELEASED FROM THE AAE HOLDBACK ESCROW TO THE AAE SHAREHOLDERS. THE AAE SHAREHOLDERS WILL HAVE THE RIGHT TO VOTE THE NEW O2D SHARES HELD ON THEIR BEHALF IN THE AAE HOLDBACK ESCROW.

In addition, the Key Shareholders will agree that all New O2D Shares which are issued to them in connection with the Offer not otherwise delivered into the AAE Holdback Escrow will be delivered into and held in escrow for a period of eighteen months to satisfy certain indemnification obligations of the Key Shareholders under the terms set forth in Section 6.1(2) of the Support Agreement (the "Key Shareholder Escrow") and in accordance with the terms of the Indemnity Escrow Agreement. The escrowed shares will be released to O2D for cancellation in the event the Key Shareholders are required to indemnify O2D for a breach of any representation, warranty or covenant under the terms of the Support Agreement during the eighteen month period beginning on the Completion Date. At the end of the escrow period, the remaining New O2D Shares will be released to the Key Shareholders. The Key Shareholders will have the right to vote the New O2D Shares held on their behalf in the Key Shareholder Escrow.

CONDITIONS  TO  THE  OFFER

O2D's obligation to complete the Share Exchange Offer is subject to the satisfaction or waiver of a number of conditions for the benefit of O2D as more fully described in Appendix 1 - Conditions and Further Terms of the Share Exchange Offer.

Under the Support Agreement, the Key Shareholders' acceptance of the Share Exchange Offer is subject to the satisfaction or waiver of a number of conditions for the benefit of each of the Key Shareholders and include:

     (a)  the  U.S.  $5,000,000  Private  Placement  shall  have  closed;

     (b) the Key Shareholders shall have conducted and completed their investigation of O2D and shall have been satisfied in all respects with the results of such investigation in their sole and absolute discretion;

     (c)  there  shall  have  been  no  material  adverse  change  in  O2D;  and

     (d) the board of directors of the O2D shall be re-constituted so that it is comprised of six directors, three of whom shall be nominated by the Key Shareholders, two of whom shall be nominated by O2D and one of whom shall be a mutually agreed upon chairperson.

3.   BRIDGE  LOAN

O2D arranged for a third party, Dynamic Touch Ltd., to advance a bridge loan to AAE in the amount of U.S. $1,000,000. The Bridge Loan is evidencedby promissory notes dated 18 March 2003 and 31 March 2003 and bears interest at U.S. Prime plus 2% per annum, compounded monthly. The lender is entitled to secure the Bridge Loan against all of the assets of AAE.

4.   INITIAL  PRIVATE  PLACEMENT

O2D has committed to use its reasonable commercial efforts to raise U.S. $5,000,000 in a private placement of O2D Sharesat a price ofnot less than U.S. $1.50 per share (the "Private Placement"). It is a condition to the Offer that the Private Placement be completed. The U.S. $1,000,000 Bridge Loan will either be repaid from the proceeds or converted into O2D Shares as part of the Private Placement.

U.S. $2,500,000 of the gross proceeds from the Private Placement will be released to AAE at closing of the Private Placement. The balance of U.S. $1,500,000 will be placed in a segregated account or escrow account and two tranches of U.S. $750,000 will be made available or released to O2D three months and six months after closing of the Private Placement.

5.   FOLLOW-ON  PRIVATE  PLACEMENT

Provided that the Offer becomes or is declared unconditional in all respects, O2D has committed to use its reasonable commercial efforts to complete a future additional non-brokered private placement equity offering of an additional U.S.$3,500,000 of O2D Sharesat a price of not less than U.S.$1.50 per share (the "Follow-On Private Placement"). The proceeds from the Follow-On Private Placement are anticipated to be used to fund strategic acquisitions.

Upon Completion of the Offer, one or more O2D Shareholders (the "Escrow Shareholders") will place in escrow with a mutually acceptable escrow agent a total of 1,000,000 O2D Shares (the "Escrow Shares"). If AAE meets certain conditions regarding identifying and agreeing to an acquisition within six months from the Completion Date but the acquisition is not completed within eight months from the Completion Date solely because the Follow-On Private Placement is not completed, AAE shall have the option for 30 days to purchase any or all of the Escrow Shares at a price of U.S.$0.20 per share and any Escrow Shares so purchased will be delivered to AAE and any Escrow Shares not purchased shall be delivered to the Escrow Shareholders. In all other circumstances, the Escrow Shares will be returned to the Escrow Shareholders.

6.   INFORMATION  ON  O2DIESEL  CORPORATION

CERTAIN STATEMENTS CONTAINED IN THIS OFFER (INCLUDING IN THE DOCUMENTS ATTACHED HERETO AS APPENDICES), INCLUDING, WITHOUT LIMITATION, STATEMENTS CONTAINING THE WORDS, "BELIEVES," "ANTICIPATES," "EXPECTS," AND OTHER WORDS OF SIMILAR IMPORT, CONSTITUTE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF SECTION 27A OF THE U.S. SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE U.S. SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. SUCH FORWARD-LOOKING STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS WHICH MAY CAUSE THE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF O2DIESEL CORPORATION TO BE MATERIALLY DIFFERENT FROM ANY FUTURE RESULTS, PERFORMANCE, OR ACHIEVEMENTS EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. GIVEN THESE UNCERTAINTIES, READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON SUCH FORWARD-LOOKING STATEMENTS. O2DIESEL CORPORATION DISCLAIMS ANY OBLIGATION TO UPDATE ANY SUCH FACTORS OR TO ANNOUNCE PUBLICLY THE RESULTS OF ANY REVISION OF THE FORWARD-LOOKING STATEMENTS CONTAINED OR INCORPORATED BY REFERENCE HEREIN TO REFLECT FUTURE EVENTS OR DEVELOPMENTS.

O2DIESEL  CORPORATION

O2Diesel Corporation was incorporated under the laws of the State of Washington, USA on April 10, 2000 under the name Dynamic Ventures Inc. Effective June 10, 2003 the company changed its name to "O2Diesel Corporation". O2Diesel Corporation's head office is located at 114 Magnolia St., Suite 400-127, Bellingham, Washington 98225 and its registered office is located at 1601 Fifth Avenue, Suite 2100, Seattle, Washington, USA 98101-1686.

BUSINESS  OF  O2DIESEL  CORPORATION

O2D is in its early developmental and promotional stages. To date, O2D's only activities have been organizational, directed at acquiring its principal asset, raising its initial capital and developing its business plan. O2D has not commenced commercial operations. O2D has no full time employees and owns no real estate.

O2D's current business is focussed upon marketing and distribution of Vitamineralherb.com products to health and fitness professionals in Nevada and Utah via the Internet. O2D may divest its current business after the Offer is completed.

O2D is currently managed by Eric Boehnke, the sole Director and the President and Secretary of O2D. For a complete discussion of Mr. Boehnke's experience, please see "Directors and Executive Officers" in the Form 10-KSB attached hereto as Appendix IV. O2D uses consultants, attorneys and accountants as necessary and does not have, nor does it plan to engage prior to Completion of the Offer, any other employees.

For a full description of the current business of O2Diesel Corporation, see the Annual Report on Form 10-KSB attached hereto as Appendix IV.

DESCRIPTION  OF  PROPERTY

O2Diesel Corporation currently rents a shared office space at 114 Magnolia St., Suite 400-127, Bellingham, Washington 98225 and pays rent on a monthly basis. O2Diesel Corporation will not obtain additional office space prior to Completion of the Offer. In the event the Offer is Completed, O2D intends to terminate this office lease and to move its head office to the offices of AAE in Newark, Delaware, USA.

LEGAL  PROCEEDINGS

O2Diesel  Corporation  is  not  a  party  to  any  pending  legal  proceedings.

MARKET  INFORMATION

Effective 16 May 2001, the O2D Shares were accepted for quotation on the National Association of Securities Dealers Over-the-Counter Bulletin Board
("OTC-BB") quotation service under the symbol "DYVW". This trading symbol changed to "O2OD" following O2D's name change on 10 June 2003.

The quotations shown below reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

Per share common stock bid prices by quarter for the quarter ended 31 March 2003 and to 30 May 2003:


QUARTER ENDED         HIGH(1)  LOW(1)
April 1-May 30, 2003     1.17    0.68
March 31, 2003           0.71    0.68
December 31, 2002        1.95    1.15
September 30, 2002       1.25    1.15
June 30, 2002            1.95    1.50
March 31, 2002           1.95    1.85
December 31, 2001        7.75    1.20
September 30, 2001       1.01    0.33
June 30, 2001            0.30    0.01
March 31, 2001          N/A(2)   N/A(2)

Notes:
     (1)  Source  of  Information:  Bloomberg  Professional
     (2) No information is available for this quarter as the first day of trading was June 8, 2001.

SHARE  CAPITAL

The following description of O2D's capital stock is a summary of the material terms of its capital stock. This summary is subject to and qualified in its entirety by O2D's articles of incorporation and bylaws and by the applicable provisions of Washington law.

The authorized capital stock of O2D consists of 120,000,000 shares: 100,000,000 shares of common stock having a par value of $0.0001 per share (the "O2D Shares"), of which there will be 6,900,000 O2D Shares duly and validly issued as fully-paid and non-assessable shares of O2D immediately prior to the Completion of the Offer, and 20,000,000 shares of preferred stock having a par value of $0.0001 per share (the "O2D Preferred Shares"), of which there are no O2D Preferred Shares issued. The articles of incorporation of O2D permit the O2D Board to fix and determine and to amend the designation, preferences, limitations and relative rights of one or more classes of the O2D Preferred Shares (including, without limitation, such matters as dividends, redemption, liquidation, conversion, voting and other rights).

The holders of O2D Shares are entitled to receive notice of any meeting of shareholders of O2D and to attend and vote thereat, except those meetings at which only the holders of shares of another class or of a particular series are entitled to vote. Each O2D Share entitles its holder to one vote. The holders of O2D Shares do not have cumulative voting rights in connection with the election of the O2D Board, which means that the holders of more than 50% of such outstanding shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose, and, in such event, the holders of the remaining shares will not be able to elect any of the O2D Directors.

The holders of O2D Shares are entitled to dividends, out of funds legally available therefor, when and as declared by the Board of Directors, subject to any designations, preferences, limitations or relative rights established for one or more classes of O2D Preferred Shares. In the event of liquidation, dissolution or winding up of the affairs of O2D, holders are entitled to receive, ratably, the net assets of O2D available to shareholders after payment of all creditors, subject to any designations, preferences, limitations or relative rights established for one or more classes of O2D Preferred Shares.

Except the Offer, there are no rights, subscriptions, warrants, options, conversion rights, calls, commitments or plans or agreements of any kind outstanding which would enable any person to purchase or otherwise acquire any O2D Shares or other securities of O2D from O2D. The holders of O2D Shares have no pre-emptive or subscription rights.

RESTRICTIONS  ON  TRANSFER

The New O2D Shares to be acquired by the AAE Shareholders under the Offer will be subject to a 12 month contractual hold period and the certificates representing such O2D Shares will be legended (noted/marked) indicating this hold period.

HOLDERS  OF  COMMON  EQUITY

As of 7 May 2003, there were 14,620,000 O2D Shares outstanding, held by 19 shareholders of record. One or more O2D Shareholders have agreed to contribute a total of 7,720,000 O2D Shares to O2D for cancellation immediately prior to Completion of the Offer. Accordingly, there will be 6,900,000 O2D Shares issued and outstanding immediately prior to the Completion of the Offer.

DIVIDENDS

To date, O2D has not paid any dividends on the O2D Shares and does not expect to declare or pay any dividends on the O2D Shares in the foreseeable future.
Payment of any dividends will depend upon O2D's future earnings, if any, its financial condition, and other factors as deemed relevant by the O2D Board.

PLAN  OF  OPERATION,  CURRENT  TRADING  AND  PROSPECTS

During the period from 10 April 2000 (inception) through 31 December 2002, O2Diesel Corporation has engaged in no significant operations other than organizational activities. O2Diesel Corporation received no revenues during this period. Accordingly, O2Diesel Corporation has not generated any sales and has not earned any profit, before or after tax, since its inception.

For the current fiscal year, O2D anticipates it will incur a loss as a result of expenses associated with the Offer and, if successful, implementing the business plan of AAE. O2D may continue to operate at a loss for the foreseeable future, depending upon the performance of the business.

O2D is a development stage company and, since inception, has experienced no significant change in liquidity or capital resources or shareholders' equity. Consequently, O2D's balance sheet as of December 31, 2002, reflects total assets of U.S. $63,946, in the form of cash.

FINANCIAL  INFORMATION  AND  STATEMENTS

Since incorporation on April 10, 2000: (i) O2D has had no turnover; (ii) O2D has not earned profit on ordinary activities before or after tax; (iii) O2D has had no extraordinary items; and (iv) O2D has had a cumulative loss in the amount of U.S. $164,005 to 31 December 2002 and during the quarter ended 31 March 2003 had a further loss of U.S. $17,576.

Reference is made to the financial statements, the reports thereon, the notes thereto, and supplementary data commencing at page F-1 of O2D's Annual Report on Form 10-KSB attached hereto as Appendix IV and at page F-1 of O2D's Quarterly Report on Form 10-QSB attached hereto as Appendix IV, which financial statements, reports, notes and data are incorporated herein by reference.

ADDITIONAL  INFORMATION  INCORPORATED  BY  REFERENCE

AAE Shareholders should also refer to and carefully consider the information set forth in O2D's Annual Report on Form 10-KSB for the year ended 31 December 2002 and its Quarter Report Form 10-QSB for the quarter ended 31 March 2003, which Reports are incorporated herein by reference.

Certain  other additional information regarding O2D is set forth in Appendix II.

ADDITIONAL  AVAILABLE  INFORMATION

O2D is subject to the information and periodic reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, and, accordingly, files periodic reports on Forms 10-QSB, 10-KSB and Form 8-K, proxy statements and other information with the United States Securities and Exchange Commission. Such periodic reports, proxy statements and other information are available for inspection and copying at the Commission's public reference room, and the website of Commission's Public Reference Room located at 450 Fifth Street N.W., Washington D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information about the public reference rooms. O2D's filings with the Commission are also available to the public on the internet at the Commission's website at http://www.sec.gov.

7.   INFORMATION  ON  AAE  TECHNOLOGIES  INTERNATIONAL  PLC

AAE Technologies International Plc was incorporated under the laws of Ireland on 14 April 2000 under the name of Millingham Limited and changed its name to AAE Technologies International Plc on 26 October 2000. On 5 December 2000, AAE
Technologies  International  Plc  was re-registered as a Public Limited Company.

AAE's  registered  office  is  at  The  Arch,  7 Fr Matthew Quay, Cork, Ireland.

AAE's authorized share capital consists of 500,000,000 ordinary shares of $0.01 each (the "AAE Shares") and 38,100 'A' ordinary shares of 1.00 each of which 73,004,848 AAE Shares and no 'A' ordinary shares are issued and outstanding as of the date hereof. In addition, AAE has outstanding options and warrants to purchase 25,159,101 AAE Shares at exercise prices ranging from GBP 0.04 to GBP 0.40.

The  AAE  Group  is  in the business of fuel additive development and marketing.
Starting in 1997, AAE has developed a line of proprietary additive products designed to improve the performance of ethanol and other oxygenated fuels used in various petroleum-based liquid transportation fuels. The AAE Group is completing product development and regulatory compliance for its technologies via its wholly-owned regional subsidiaries and strategic partnerships. The AAE Group has offices in the United Kingdom and the United States. AAE is a holding company. The corporate structure of AAE and its subsidiaries is as follows:


                      ------------------------------------
                      |AAE Technologies International Plc|
                      |             (Ireland)            |
                      ------------------------------------
                       /                |                \
                      /                 |                 \
               100%  /                  | 100%(1)          \ 98.39%
                    /                   |                   \
-----------------          --------------------------       --------------------
| AAE Research & |         |  AAE Technologies, Inc.|       |  AAE Holdings Plc|
|Development Ltd.|         |       (Delaware)       |       |       (U.K.)     |
|   (Ireland)    |         |                        |       |                  |
-----------------          --------------------------       --------------------
                                                                     |
                                                                     |  100%
                                                                     |
                                                         -----------------------
                                                         |AAE Technologies Ltd.|
                                                         |       (U.K.)        |
                                                         -----------------------


     Note:
     (1) Subject to certain warrants and other commitments as described in Appendix II - "5(b) Material Contracts".

Additional  information  regarding  AAE  is  set  forth  in  Appendix  II.

8. O2DIESEL CORPORATION'S INTENTIONS IN RELATION TO AAE TECHNOLOGIES INTERNATIONAL PLC

Upon the Offer becoming or being declared unconditional in all respects, AAE Technologies International Plc will become a wholly-owned subsidiary of O2Diesel Corporation. It is not currently anticipated that there will be any business or other changes in AAE Technologies International Plc thereafter.

9.   TAXATION

Your attention is drawn to Appendix II of this document which provides a general guide only to the current taxation legislation and practice in Ireland and the United Kingdom at the date of this document, and summarises certain of the Irish and United Kingdom taxation implications of acceptance of the Offer for AAE Technologies International Plc shareholders who (i) are the beneficial owners of their AAE Technologies International Plc Shares; (ii) are resident or ordinarily resident in Ireland or the United Kingdom for taxation purposes; and (iii) do not hold their AAE Technologies International Plc Shares for trading purposes. If you are in any doubt as to your own tax position, you should consult your independent financial advisor.

10.  REASONS  FOR  AND  BENEFITS  OF  THE  SHARE  EXCHANGE  OFFER

The reasons for and benefits of the Offer are set out in the letter from Anthony Dean-Smith, the Chairman of AAE Technologies International Plc, contained in
Part  I  of  this  document.

11.  PROCEDURE  FOR  ACCEPTANCE

To accept the Share Exchange Offer, you must complete, sign in the presence of a witness and return the Form of Acceptance in accordance with these instructions and the instructions printed on the Form of Acceptance. You should note that, if you hold AAE Technologies International Plc Shares under different designations, you should complete a separate Form of Acceptance in respect of each designation. Additional Forms of Acceptance can be obtained from AAE Technologies International Plc, 2 Teejay Court, 50/52 Alderley Road, Wilmslow, Cheshire, SK9 1NT, UK or from McGuire Desmond Solicitors (Ref: CD), The Arch, 7 Fr Matthew Quay, Cork, Ireland.

(a)  Acceptance  of  the  Share  Exchange  Offer

To accept the Share Exchange Offer, the Form of Acceptance must be completed in accordance with the instructions on it and returned by hand or post as soon as possible but in any event so as to arrive no later than 3:00 p.m. (Ireland time) on 10 July 2003 to:

     O2Diesel Corporation                 c/o AAE Technologies International Plc
     c/o McGuire Desmond                                          2 Teejay Court
     The Arch                                                50/52 Alderley Road
     7 Fr Matthew Quay                                         Wilslow, Cheshire
     Cork                                                                SK9 1NT
     Ireland,                                                     United Kingdom
     Marked "Ref:CD".
(in  respect  of  Irish  Shareholders)     (in respect of United Kingdom and all
                                           other  shareholders)

You should include with the Form of Acceptance your share certificate(s) and/or other document(s) of title. A reply paid envelope for use in Ireland and the United Kingdom is enclosed for your convenience. No acknowledgement of receipt of documents will be given. The instructions printed on the Form of Acceptance shall be deemed to form part of the Share Exchange Offer.

(b)  Where  your  share  certificates  not  readily  available  or  lost

If you have lost your share certificate(s) and/or other document(s) of title the Form of Acceptance should nevertheless be completed, signed and returned as stated above so as to be received not later than 3:00 p.m. (Ireland time) on 10 July 2003 together with any share certificate(s) and/or other document(s) of title that you may have available, accompanied by a letter stating that the balance will follow or that you have lost one or more of your share certificate(s) and/or other document(s) of title. You should then arrange for the relevant share certificate(s) and/or other document(s) of title to be forwarded as soon as possible thereafter. No acknowledgement of receipt of document(s) will be given.

If you have lost your AAE Share certificate(s) and/or other document(s) of title, you should write as soon as possible to McGuire Desmond Solicitors (Ref:
CD), The Arch, 7 Fr Matthew Quay, Cork, Ireland asking for a letter of indemnity in respect of lost share certificate(s) and/or other document(s) of title which, when completed in accordance with the instructions given, should be returned by hand or by post to AAE Technologies International Plc, c/o McGuire Desmond Solicitors, The Arch, 7 Fr Matthew Quay, Cork, Ireland, marked "Ref: CD".

(c)  Validity  of  acceptance

Subject to this document, O2Diesel Corporation reserves the right, but is not obligated, to treat as valid any purported acceptance of the Share Exchange Offer which is not entirely in order or which is not accompanied by the relevant share certificate(s) and/or other document(s) of title. In that event, no New O2D Shares due to such AAE Technologies International Plc Shareholders under the Share Exchange Offer will be distributed until after the relevant share certificate(s) and/or other document(s) of title or indemnities satisfactory to O2Diesel Corporation have been received.

(d)  Overseas  shareholders

The attention of AAE Technologies International Plc Shareholders who are citizens or residents of jurisdictions outside the United Kingdom, the United States and Ireland is drawn to paragraph 4 of Part B of Appendix I of this document and to the relevant provisions of the Form of Acceptance.

If you are in any doubt as to the procedure for acceptance, please contact AAE Technologies International Plc by telephone on+44(0)1625 527201 (United Kingdom) or on +353 21 427 3630 (Ireland) or on +1 302 266 6000 (United States).

12.  SETTLEMENT  AND  DEALINGS

Subject to the Share Exchange Offer becoming or being declared unconditional in all respects settlement of the consideration to which any AAE Technologies International Plc Shareholder is entitled under the Share Exchange Offer will be effected:

     (i) in the case of acceptances received, complete in all respects, by the date on which the Share Exchange Offer becomes or is declared unconditional in all respects, within 14 days of such date; or

     (ii) in the case of acceptances received, complete in all respects, after the date on which the Share Exchange Offer becomes or is declared unconditional in all respects but while the Share Exchange Offer remains open for acceptance, within 14 days of such receipt, and  in  either  case  by  the  issue  of  New  O2D Shares in certificated form.

All documents sent by, to, or from AAE Technologies International Plc Shareholders or their appointed agents will be sent at their own risk. In relation to New O2D Shares, temporary documents of title will not be issued pending the despatch by post of definitive certificates.

All mandates and other instructions in force relating to holdings of AAE Technologies International Plc Shares will, unless and until revoked, continue in force in relation to payments and notices by O2D in respect of the shares issued therein.

If the Share Exchange Offer does not become or is not declared unconditional in all respects (i) completed Form(s) of Acceptance, share certificate(s) and/or other document(s) of title will be returned by post within 14 days of the Share Exchange Offer lapsing, to the person or agent whose name and address (outside Canada, Australia and Japan) is set out in Box 5 of the Form of Acceptance or, if none is set out, to the first named holder at his registered address. All documents sent by, to, or from AAE Shareholders or their appointed agents will be sent at their own risk.

13.  FURTHER  INFORMATION

Your attention is drawn to the further information in the Appendices, which form part of this document, and which contain, inter alia, financial and other information on O2D. Cremin McCarthy & Company, Chartered Accountants of 28 Harcourt Street, Dublin 2, Ireland have given and not withdrawn their consent to the use of their letter of advice in this document.

14.  ACTION  TO  BE  TAKEN

TO ACCEPT THE OFFER, THE FORM OF ACCEPTANCE MUST BE COMPLETED, SIGNED IN THE PRESENCE OF A WITNESS AND RETURNED BY IRISH SHAREHOLDERS TO MCGUIRE DESMOND THE ARCH, 7 FR MATTHEW QUAY, CORK, IRELAND AND BY ALL OTHER SHAREHOLDERS TO AAE TECHNOLOGIES INTERNATIONAL PLC, 2 TEEJAY COURT, 50/52 ALDERLEY ROAD, WILMSLOW, CHESHIRE, SK9 1NT, UK AS SOON AS POSSIBLE AND IN ANY EVENT SO AS TO BE RECEIVED BY THE RECEIVING AGENT NO LATER THAN 3:00 P.M. (IRELAND TIME) ON 10 JULY 2003. THE PROCEDURE FOR ACCEPTANCE OF THE OFFER IN RESPECT OF AAE TECHNOLOGIES INTERNATIONAL PLC SHARES IS SET OUT IN PARAGRAPH 11 OF THIS PART II AND IN THE ACCOMPANYING FORM OF ACCEPTANCE.

Yours  faithfully,


"Eric  Boehnke"

Eric Boehnke
Chairman, O2Diesel Corporation
For and on behalf of the Board

                                   APPENDIX I

            CONDITIONS AND FURTHER TERMS OF THE SHARE EXCHANGE OFFER

PART  A  -  CONDITIONS  OF  THE  SHARE  EXCHANGE  OFFER

This Offer is governed by Irish law and is subject to the non-exclusive jurisdiction of the courts of Ireland and the terms and conditions set forth below and as set out in the relevant Form of Acceptance. The Offer in the United States is being made pursuant to an exemption from the United States Tender Offer Rules provided by Rule 14d-1(c)under the Exchange Act and pursuant to an exemption from the registration requirements of the Securities Act provided for by rule 802 thereunder.

The  Share  Exchange  Offer  is  subject  to  the  following  conditions:

1. valid acceptances being received (and not, where permitted, withdrawn) by not later than 3:00 p.m. (Ireland time) on 10 July 2003 the expiry date of the Share Exchange Offer (or such later time(s) and/or date(s) as O2Diesel Corporation may, decide), in respect of not less than 80 percent (or such lower percentage, as the board of O2Diesel Corporation may decide), of the AAE Technologies International Plc Shares to which the Share Exchange Offer relates, provided that this condition shall not be satisfied unless O2Diesel Corporation shall have acquired or agreed to acquire (whether pursuant to the Share Exchange Offer or otherwise) directly or indirectly, AAE Technologies International Plc Shares carrying in aggregate more than 50 percent of the voting rights normally exercisable at general meetings of AAE Technologies International Plc, including, for this purpose any such voting rights attaching to any AAE Technologies International Plc Shares which are unconditionally allotted but not issued before the Share Exchange Offer becomes or is declared unconditional as to acceptances, whether pursuant to the exercise of any outstanding subscription or conversion rights or otherwise and, for this purpose:

(a) the expression "AAE Technologies International Plc Shares to which the Share Exchange Offer relates" shall mean:

     (1) AAE Technologies International Plc Shares unconditionally issued or allotted before the date the Share Exchange Offer is made; and

     (2) AAE Technologies International Plc Shares issued or allotted after that date but before the time at which the Share Exchange Offer closes or such earlier date as O2Diesel Corporation and AAE Technologies International Plc may decide (not being earlier than the date on which the Share Exchange Offer becomes or is declared unconditional as to acceptances or, if later, 3:00 p.m. (Ireland time) on 10 July 2003 but excluding any AAE Technologies International Plc Shares which, on the date the Share Exchange Offer is made, are held in the beneficial ownership of O2Diesel Corporation for the purpose of section 204 of the Companies Act 1963;

(b) shares which have been unconditionally allotted shall be deemed to carry the voting rights which they will carry upon issue;

2.

     (1) Representations and Warranties. The representations and warranties of AAE and the Key Shareholders in the Support Agreement qualified as to materiality shall be true and accurate, and not so qualified shall be true and accurate in all material respects, at and as of the time the Offer is declared unconditional as to acceptances with the same force and effect as if made as of the time the Offer is declared unconditional as to acceptances (other than such representations and warranties as are made as of another date, which shall be true and correct as of such date) and such parties shall have delivered a Certificate to O2Diesel Corporation to this effect.

     (2) Key Shareholders' and AAE Compliance. The Support Agreement shall have been entered into by the Key Shareholders, AAE Technologies International Plc and O2Diesel Corporation on or before 13 June 2003 and the Key Shareholders and AAE shall have performed and complied in all material respects with all of the terms and conditions in the Support Agreement on their part to be performed or complied with at or before the time the Offer is declared unconditional as to acceptances and shall have executed and delivered or caused to have been executed and delivered to O2Diesel Corporation at the time the Offer is declared unconditional as to acceptances all the documents contemplated in the Support Agreement and such parties shall have delivered a Certificate to O2Diesel Corporation to this effect.

     (3) Options. All outstanding AAE Options shall have been exercised or cancelled and AAE shall have no other warrants, options, rights or obligations outstanding entitling any person to acquire any securities of AAE.

     (4) Private Placement. The Private Placement shall have closed, subject only to any condition as to the Offer being Completed.

     (5) Consents and Approvals. All consents and approvals required to be obtained in connection with the execution and delivery of the Support Agreement and the Offer and the completion of the transactions contemplated thereby and hereby shall have been obtained.

     (6) Due Diligence Investigation. O2Diesel Corporation shall have conducted and completed its due diligence investigation of AAE, its subsidiaries, their business and the their assets and shall have been satisfied in all respects with the results of such investigation in its sole and absolute discretion.

     (7) Material Adverse Change. There shall have been no change (a "Material Adverse Change") in the business, operations or capital of AAE, which has had or could reasonably be expected to have a significant adverse effect on the value of the shares of AAE, or the ability of AAE, to consummate the Offer; provided, however, that Material Adverse Change shall not be deemed to include the impact of any change, effect, event, occurrence, state of facts or development primarily attributable to (i) economic conditions in general, (ii) conditions in the fuel additive industry in general, (iii) the announcement of the Offer or execution of the Support Agreement, (iv) any actions taken by O2D or its affiliates after the date of the Support Agreement and prior to the time the Offer is declared unconditional as to acceptances that relate to, or affect, the business of AAE and the subsidiaries, or (v) compliance by AAE with the terms of the Support Agreement.

     (8)  No  Litigation.  There  shall  be  no  litigation  or  proceedings:

          (a) pending or threatened against any of the parties to the Support Agreement or against any of their respective affiliates or any of their respective directors or officers, for the purpose of enjoining, preventing or restraining the completion of the transactions contemplated by the Support Agreement; or

          (b) pending or threatened against any of the parties to the Support Agreement or against any of their respective affiliates or any of their respective directors or officers which:

               (i) in the result, could adversely affect the right of O2Diesel Corporation to acquire or retain the AAE Shares; or

               (ii) in  the  judgment  of  O2Diesel  Corporation, would make the completion of the transactions contemplated by the Offer and the Support Agreement inadvisable.

          (9) Shareholders Agreements. All shareholders' agreements, voting trust agreements and similar agreements among one or more AAE Shareholders and relating to AAE shall have been terminated and evidence of such termination shall have been given to O2D;

          (10) Confidentiality Agreements. AAE and its subsidiaries shall have entered into confidentiality and intellectual property agreements with each of its employees and consultants substantially in the form agreed to under the Support Agreement.

          (11) Non-Competition Agreements. AAE shall have entered into non-competition agreements with each of Alan Rae, Anthony Dean-Smith and David Koontz substantially in the form agreed to under the Support Agreement.

          (12) Employment Agreements. AAE shall have entered into employment agreements with each of Alan Rae, David Koontz and substantially in the form agreed to under the Support Agreement.

          (13) Directors and Officers. All Directors and Officers of AAE shall have resigned, executed and delivered to O2Diesel Corporation the resignation and release of claims substantially in the form agreed to under the Support Agreement. O2Diesel Corporation shall have appointed all of the replacement Directors and Officers.

          (14) Key Shareholders. Each of the Key Shareholders shall have executed and delivered the release of claims substantially in the form agreed to under the Support Agreement.

          (15) Composition of Board of Directors. At the Completion Date, the O2Diesel Corporation Board shall be comprised of six directors, three of whom shall be nominated by the AAE, two of whom shall be nominated by O2Diesel Corporation and one of whom shall be a mutually agreed upon chairperson.

          (16) Termination of Personal Loans. All loans to AAE Directors and AAE Officers shall be terminated and there shall be no requirement to make any future loans to any AAE Director or AAE Officer.

          (17) Legal Opinion. O2Diesel Corporation shall have received legal opinions from AAE's U.S. counsel and AAE's Irish counsel substantially in the form agreed to under the Support Agreement.

          (18) Financial Statements. AAE shall have delivered to O2Diesel Corporation audited consolidated financial statements of the Company for the 15 month fiscal period ended 31 December 2002 and unaudited consolidated financial statements of the Company for the three month period ended 31 December 2001, the twelve month period ended 31 December 2002 and the three month period ended 31 March 2003. The audited consolidated financial statements for the 15 month fiscal period ended 31 December 2002 and unaudited consolidated financial statements for the three month period ended 31 March 2003 shall contain a United States GAAP Reconciliation Note and comply with the requirements of Item 17 of Form 20-F under the Securities Exchange Act of 1934, as amended.

          (19) Deliveries. AAE and the Key Shareholders shall have made or arranged to made all other deliveries required to be made by it under the Support Agreement.

          (20) All conditions for the benefit of the Key Shareholders in the Support Agreement shall have been satisfied or waived by Quarryside Ltd.

O2Diesel Corporation reserves the right to waive all or any of the conditions in paragraph 2 above in whole or in part (except the condition in paragraph 2(20)). The conditions in paragraph 2 must be fulfilled or waived by midnight on the 21st day after the later of 10 July 2003 and the date on which the condition in paragraph 1 is fulfilled. O2Diesel Corporation shall be under no obligation to waive or treat as fulfilled any of the conditions in paragraph 2 by a date earlier than the latest date specified above for the fulfilment thereof notwithstanding that the other conditions of the Offer may at such earlier date have been waived or fulfilled and that there are at such earlier date no circumstances indicating that any of such conditions may not be capable of fulfilment.

PART  B  -  FURTHER  TERMS  OF  THE  SHARE  EXCHANGE  OFFER

The following further terms apply, unless the contrary is expressed or the context requires otherwise, to the Share Exchange Offer.

Except where the context requires otherwise, any reference in Part B and Part C of this Appendix I and the Form of Acceptance:

(a) to the "Share Exchange Offer" shall mean the Share Exchange Offer and any revision, variation or renewal thereof or extension thereto and shall also include any election available in connection therewith;

(b) to the "Share Exchange Offer becoming unconditional" shall be construed as the Share Exchange Offer becoming or being declared unconditional as to acceptances, whether or not any other condition thereof remains to be fulfilled;

(c) to the "acceptance condition" shall mean the condition as to acceptances set out in paragraph 1 of Part A of this Appendix I;

(d) to the "Offer document" shall mean this document and any other document containing the Share Exchange Offer;

(e) to the "Share Exchange Offer period" shall mean, in relation to the Share Exchange Offer, the period which commenced on 18 June 2003 and lasts until 3:00 p.m. (Ireland time) on 10 July 2003 or, if later, the date and time on which the Share Exchange Offer lapses or, the date on which the Share Exchange Offer becomes unconditional, whichever first occurs; and

(f) to any statute or statutory provision shall include a statute or statutory provision which amends, consolidates or replaces the same (whether before or after the date hereof).

1.   ACCEPTANCE  PERIOD

(a) The Share Exchange Offer will initially be open for acceptance until 3:00 p.m. (Ireland time) on 10 July 2003. The Share Exchange Offer may be extended to a later time and/or date if O2Diesel Corporation so elects, subject to sub-paragraph (b), below by placing a notice on AAE's website at www.aaetech.com under the heading "News and Press". Although no revision is envisaged, if the Share Exchange Offer is revised, it will remain open for acceptance for a period of at least 14 days following the date on which written notification of the revision is despatched to AAE Technologies International Plc Shareholders. No such written notification of revision may be made or posted after 29 July 2003 or, if later, the date falling 14 days prior to the last date on which the Share Exchange Offer can become unconditional.

(b) The Share Exchange Offer, whether revised or not, shall not be capable of becoming unconditional after 5.00 pm on 12 August 2003 (or any earlier time and/or date beyond which O2Diesel Corporation has stated that the Share Exchange Offer will not be extended and in respect of which it has not withdrawn such statement), nor of being kept open after that time and/or date unless the Share Exchange Offer has previously become unconditional, provided that O2Diesel Corporation reserves the right to extend the time for the Share Exchange Offer to become unconditional to a later time and/or date or later times and/or dates. O2Diesel Corporation may not, for the purpose of determining whether the acceptance condition has been satisfied, take into account acceptances received or purchases of AAE Technologies International Plc Shares made after 1:00 P.M. ON 12 August 2003 (or any earlier time(s) and/or date(s) beyond which O2Diesel Corporation has stated that the Share Exchange Offer will not be extended and in respect of which it has not withdrawn that statement) or, if the Share Exchange Offer is so extended, such later time(s) and/or date(s) as O2Diesel Corporation may determine.

(c) If the Share Exchange Offer becomes or is declared unconditional, the Share Exchange Offer will remain open for acceptance for not less than 14 days from the date on which it would otherwise have expired. If the Share Exchange Offer has become unconditional and it is stated that the Share Exchange Offer will remain open until further notice, then not less than 14 days' notice will be given prior to the closing date of the Share Exchange Offer to those AAE Technologies International Plc Shareholders who have not accepted the Share Exchange Offer.

(d) O2Diesel Corporation may at any particular time decide that the acceptance condition is then satisfied taking account only of those AAE Technologies International Plc Shares which have been unconditionally allotted or issued before that time and those AAE Technologies International Plc Shares written notice of the allotment or issue of which, containing all relevant details, has been received before that time by O2Diesel Corporation from AAE Technologies International Plc or its agents, at either of the addresses specified in paragraph 11(a) of the Share Exchange Offer letter from Chairman of O2Diesel Corporation (Procedures for Acceptance). Notification by telex, e-mail, facsimile or other electronic transmission for these purposes shall not constitute notice in writing.

2.   ANNOUNCEMENTS

(a) On the business day (the "relevant day") following the day on which the Share Exchange Offer is due to expire or becomes unconditional or is revised or extended (as the case may be) or such later time or date as O2Diesel Corporation shall decide, O2Diesel Corporation will make an appropriate announcement by placing a notice on the AAE Technologies International Plc web site address: www.aaetech.com under the heading "News and Press".

(b) Any decision to extend the time and/or date by which the acceptance condition has to be satisfied may be made at any time up to, and will be announced not later than 8:00 a.m. (Ireland time) on the relevant day and the announcement will state the next expiry date (unless the Share Exchange Offer is unconditional in which case a statement may instead be made that the Share Exchange Offer shall remain open until further notice).

(c) References in this Part B of Appendix 1 to the making of an announcement by O2Diesel Corporation include the release of an announcement by O2Diesel Corporation or its public relations consultants to the press, and/or the delivery by hand or telephone, facsimile or other electronic transmission of an announcement to the SEC and/or the posting of such announcement on AAE's website at www.aaetech.com under "News and Press".
                         ---------------

3.   GENERAL

(a) The Share Exchange Offer will lapse unless all its conditions have been satisfied or (if capable of waiver) waived or, where appropriate, have been determined by O2Diesel Corporation in its reasonable opinion to be or remain satisfied by or, where appropriate, at 5.00 pm on 12 August 2003 or by midnight on the date which is 21 days after the date on which the Share Exchange Offer becomes unconditional, whichever is the later, or such later date as O2Diesel Corporation may determine. If the Share Exchange Offer lapses, the Share Exchange Offer will cease to be capable of further acceptance and AAE Technologies International Plc Shareholders and O2Diesel Corporation will cease to be bound by prior acceptances.

(b) No acknowledgement of receipt of any Form(s) of Acceptance, share certificate(s) and/or other document(s) of title shall be given by or on behalf of O2Diesel Corporation

(c) Settlement of the consideration to which any AAE Technologies International Plc Shareholder is entitled under the Share Exchange Offer will be implemented in full in accordance with the terms of the Share Exchange Offer without regard to any lien, right of set off, counterclaim or other analogous right to which O2Diesel Corporation may otherwise be, or claim to be, entitled as against such AAE Technologies International Plc Shareholder and shall be posted not later than 14 days after the date on which the Share Exchange Offer becomes or is declared unconditional in all respects or 14 days after receipt of a valid and complete acceptance, whichever is the later.

(d) The instructions, terms, provisions and authorities contained in or deemed to be incorporated in the Form of Acceptance constitute part of the terms of the Share Exchange Offer. Words and expressions defined in this document have the same meanings when used in the Form of Acceptance, save where the context otherwise requires. The provisions of this Appendix I shall be deemed to be incorporated in the Form of Acceptance.

(e) The Share Exchange Offer, all acceptances thereof, elections made thereunder, this document, the Form of Acceptance and action taken or made or deemed to be taken or made under any of the foregoing, shall be governed by and construed in accordance with the laws of Ireland. Execution by or on behalf of a AAE Technologies International Plc Shareholder of a Form of Acceptance constitutes his submission, in relation to all matters arising out of the Share Exchange Offer and the Form of Acceptance, to the jurisdiction of the courts of Ireland and his agreement that nothing shall limit the right of O2Diesel Corporation to bring any action, suit or proceeding arising out of or in connection with the Share Exchange Offer in any other manner permitted by law or in any court of competent jurisdiction.

(f) All references in this document or in the Form of Acceptance to 10 July 2003, shall (except in the last paragraph of Part A of this Appendix I and where the context requires otherwise) be deemed, if the expiry date of the Share Exchange Offer is extended, to refer to the expiry date of the Share Exchange Offer as so extended.

(g) Any omission to despatch this document or the Form of Acceptance or any notice required to be given under the terms of the Share Exchange Offer to, or any failure to receive the same by, any person to whom the Share Exchange Offer is made, or should be made, shall not invalidate the Share Exchange Offer in any way or create any implication that the Share Exchange Offer has not been made to any such person. Subject to the provisions of paragraph 4 below, the Share Exchange Offer extends to persons to whom this document, the Form of Acceptance or any related documents may not be despatched or who may not receive any such documents. Any such persons may collect copies of those documents from the Receiving Agent at either of the addresses set out in paragraph 11(a) of the Share Exchange Offer Letter from the Chairman of O2Diesel Corporation

(h) All powers of attorney, appointment of agents and authorities on the terms conferred by or referred to in this Appendix I or in the Form of Acceptance are given by way of security for the performance of the obligations of the AAE Technologies International Plc Shareholder concerned and are except in the circumstances where the donor of such power of attorney or authority is entitled to withdraw his acceptance in accordance with this Part B and duly does so.

(i) All communications, notices, certificates, documents of title, other documents and remittances to be delivered by or sent to or from AAE Technologies International Plc Shareholders (or designated agent(s)) will be delivered by or sent to or from them(or their designated agent(s)) at their own risk.

(j) If the Share Exchange Offer does not become or is not declared unconditional in all respects related Form(s) of Acceptance, share certificate(s) and/or other document(s) of title will be returned by post within 14 days of the Share Exchange Offer lapsing, at the risk of the person(s) entitled thereto, to the person or agent whose name and address outside Canada, Australia and Japan is set out in the relevant Box of the Form of Acceptance or, if none is set out, to the first-named holder at his/her registered address outside Canada, Australia and Japan;

(k) O2Diesel Corporation reserve the right to notify any matter, including the making of the Share Exchange Offer, to all or any AAE Technologies
     International Plc Shareholders with a registered address outside of Ireland, the United States or the United Kingdom or whom O2Diesel Corporation knows to be a nominee, trustee or custodian holding AAE Technologies International Plc Shares for such persons who are citizens, residents or nationals of jurisdictions outside Ireland, the United States or the United Kingdom by announcement in each of Ireland and the United Kingdom or paid advertisement in a newspaper published and circulated in each of Ireland and the United Kingdom, in which event such notice shall be deemed to have been sufficiently given, notwithstanding any failure by any such shareholder(s) to receive or see such notice, and all references to this document to notice in writing by or on behalf of O2Diesel Corporation shall be construed accordingly. No such documents will be sent to an address in Canada, Australia or Japan.

(l) O2Diesel Corporation reserve the right to treat acceptances of the Share Exchange Offer and/or elections pursuant thereto as valid if not entirely in order or not accompanied by the relevant share certificates or relevant documents of title or if received by or on behalf of either of them at any place or places or in any manner determined by them otherwise than as set out in this document or in the Form of Acceptance.

(m) If sufficient acceptances are received, O2Diesel Corporation intends to apply the provisions of section 204 of the Irish Companies Act 1963 to acquire compulsorily any outstanding AAE Technologies International Plc Shares to which the Share Exchange Offer relates as defined in the acceptance condition.

(n) The Share Exchange Offer is made at 18 June 2003 and is capable of acceptance thereafter. Additional Forms of Acceptance are available for collection from the Receiving Agent, at either of the addresses set out on page 5 of this document, from that time. The Share Exchange Offer is being made by means of this document.

(o) If the Share Exchange Offer becomes or is declared unconditional in all respects, all mandates and other instructions or notices to AAE Technologies International Plc (recorded in the records of AAE Technologies International Plc immediately before the Share Exchange Offer becomes so unconditional) given by holders of AAE Technologies International Plc Shares or in force relating to holdings of AAE Technologies International Plc Shares will, unless and until revoked, continue in force in relation to any New O2Diesel Corporation Shares issued to such holders.

(p) If the Share Exchange Offer lapses, it will cease to be capable of further acceptance and AAE Technologies International Plc Shareholders will cease thereafter to be bound by prior acceptances.

4.     OVERSEAS  SHAREHOLDERS

(a) The making of the Share Exchange Offer and the availability of New O2Diesel Corporation Shares in countries other than Ireland, the United States, or the United Kingdom, or to persons not resident in Ireland, the United States or the United Kingdom or who are citizens, residents or nationals of other countries ("overseas shareholders"), may be prohibited or affected by the laws of the relevant jurisdiction. Overseas shareholders should inform themselves about and observe any applicable legal requirements. It is the responsibility of any overseas shareholders wishing to accept the Share Exchange Offer to satisfy themselves as to the full observance of the laws of the relevant jurisdiction in connection therewith, including the obtaining of any governmental, exchange control or other consents which may be required, the compliance with other necessary formalities which are required to be observed and the payment of any issue, transfer or taxes due in such jurisdictions. Any overseas shareholder will be responsible for any issue, transfer or other taxes or duties or other requisite payments by whomsoever payable, and O2Diesel Corporation and AAE Technologies International Plc and any person acting on either of their behalf shall be fully indemnified and held harmless by such shareholder for any such issue, transfer or other taxes or duties or other requisite payments as O2Diesel Corporation or AAE Technologies International Plc or any person acting on either of their behalf may be required to pay.

(b) In particular, the Share Exchange Offer is not being made, directly or indirectly, in or into, or by use of the mails of, or by any means or instrumentality (including, but without limitation, fax, telex or telephone) of interstate or foreign commerce of, or any facilities of a national securities exchange of, the Canada, Australia or Japan and the Share Exchange Offer cannot be accepted by any such use, means or instrumentality or from within Canada, Australia or Japan. Copies of this document, the accompanying Form of Acceptance and any related offering documents are not being and must not be distributed or sent in, into or from Canada, Australia or Japan including, but without limitation, to AAE Technologies International Plc Shareholders or holders of AAE Options with registered addresses in Canada, Australia or Japan or to custodians, trustees or nominees holding AAE Technologies International Plc Shares for such persons. Persons receiving such documents (including, but without limitation, custodians, nominees and trustees) must not distribute or send them in, into or from Canada, Australia or Japan or use Canadian, Australian or Japanese mails or any such means or instrumentality for any purpose directly or indirectly related to acceptance of the Share Exchange Offer and doing so shall render invalid any related purported acceptance of the Share Exchange Offer.

     Envelopes containing Forms of Acceptance and/or any document(s) in relation to the Share Exchange Offer should not be postmarked in Canada, Australia or Japan or otherwise sent from Canada, Australia or Japan and all acceptors must provide addresses outside Canada, Australia and Japan for the receipt of the New O2Diesel Corporation Shares, or for the return of Forms of Acceptance, AAE Technologies International Plc Share certificates and/or other documents of title or other documents.

(c) An AAE Technologies International Plc Shareholder shall be deemed not to have validly accepted the Share Exchange Offer if:

     (1) he puts "No" in Box 4 of the Form of Acceptance and thereby does not give the representation and warranty set out in paragraph 4 of Part C of this Appendix I to the effect that he has not received or sent copies of this document, the Form of Acceptance or any related documents in, into or from Canada, Australia or Japan and has not otherwise used in connection with the Share Exchange Offer, directly or indirectly, the mails of, or any means or instrumentality(including, but without limitation, fax, telex and telephone) of interstate or foreign commerce of, or any facility of a national securities exchange of, Canada, Australia or Japan;

     (2) having completed Box 3 of the Form of Acceptance with a registered address in Canada, Australia or Japan, he does not insert in Box 5 of the Form of Acceptance the name and address of a person or agent outside Canada, Australia and Japan to whom he wishes the consideration to which he is entitled under the Share Exchange Offer to be sent;

     (3) he inserts in Box 5 of the Form of Acceptance the name and address of a person or agent in Canada, Australia or Japan to whom he wishes the consideration to which he is entitled under the Share Exchange Offer to be sent; or

     (4) in any case, the Form of Acceptance received from him is received in an envelope postmarked in, or which otherwise appears to O2Diesel Corporation or its agents to have been sent from, Canada, Australia or Japan.

     O2Diesel Corporation reserves the right, in its sole discretion, to investigate, in relation to any acceptance, whether the representation and warranty set out in paragraph 4 of Part C of this Appendix I could have been truthfully given by the relevant AAE Technologies International Plc Shareholder and, if O2Diesel Corporation cannot satisfy itself that such representation and warranty was true and correct, such acceptance shall not be valid.

(d) If, in connection with the making of the Share Exchange Offer, notwithstanding the restrictions described above, any person (including, but without limitation, custodians, nominees and trustees), whether pursuant to a contractual or legal obligation or otherwise, sends, forwards or otherwise distributes this document, the Form of Acceptance or any related offering documents, in, into or from Canada, Australia or Japan or uses the mails of, or any means of instrumentality (including, but without limitation, facsimile transmission, telex and telephone) of interstate or foreign commerce of, or any facility of a national securities exchange of, Canada, Australia or Japan in connection with such action, such person should (i) inform the recipient of such fact, (ii) explain to the recipient that such action may invalidate any purported acceptance by the recipient, and (iii) draw the attention of the recipient to this paragraph 4.

(e) The O2Diesel Corporation Shares to be issued pursuant to the Share Exchange Offer have not been, and will not be, registered under the Securities Act nor under the laws of any state of the United States (and the relevant clearances have not been, and will not be, obtained from the securities commission of Japan, any province of Canada nor any state of Australia) and may not be offered, sold or delivered, directly or indirectly, in or into the United States, Canada, Australia or Japan.

(f) O2Diesel Corporation will not issue New O2D Shares or authorise the delivery of any documents of title in respect of New O2D Shares in, into or from Canada, Australia or Japan or to any person:

     (1) who is, or who O2Diesel Corporation has reason to believe is, resident in Canada, Australia or Japan; or

     (2) who is unable or fails to give the representation and warranty set out in paragraph 4 of Part C of this Appendix 1; or

     (3)  has  a  registered  address  in  Canada,  Australia  or  Japan.

(g) Notwithstanding the foregoing provisions of this paragraph 4, the receipt of any Form of Acceptance from a person who puts "No" in Box 4 of the Form of Acceptance and thereby does not give the representation and warranty set out in paragraph 4 of Part C of this Appendix 1 and/or who appears, or whom O2Diesel Corporation believes, to be a resident of Canada, Australia or Japan and/or who completes Box 3 of the Form of Acceptance with an address in Canada, Australia or Japan (or who has a registered address in Canada, Australia or Japan) but who inserts in Box 5 of the Form of Acceptance an address outside Canada, Australia or Japan shall at the discretion of O2Diesel Corporation constitute an acceptance of the Offer on terms that O2Diesel Corporation and/or its agents are irrevocably and unconditionally authorised at their absolute discretion in relation to those New O2Diesel Corporation Shares to which such acceptor of the Offer becomes entitled:

     (1) to sell such New O2D Shares on behalf of such acceptor on an arm's length basis within 21 days of such shares being allotted;

     (2) to receive share certificate(s) and/or other document(s) of title in respect of such New O2D Shares and to execute instruments of transfer in respect of such shares; and

     (3) to remit the net proceeds of such sale(s) (after deducting therefrom the expenses of sale) as soon as reasonably practicable to the person or agent whose name and address (outside Canada, Australia or Japan) is set out in Box 5 of the Form of Acceptance, or, if none is set out, to the first-named holder at his registered address (outside Canada, Australia or Japan).

     Neither O2Diesel Corporation nor any agent or adviser or director of O2Diesel Corporation nor any person acting on it shall have any liability to any person for any loss or alleged loss arising from any decision as to the treatment of acceptances of the Offer, or from the price, the timing or the manner of any sale made, pursuant to the provisions of this paragraph 4 or otherwise in connection therewith.

(h) Notwithstanding anything to the contrary contained in this document or the Form of Acceptance, but subject always to paragraph (j) below, an election under the Offer by an AAE Technologies International Plc Shareholder person with a registered address in the Canada, Australia or Japan shall be invalid.

(i) If, in connection with the making of the Offer, notwithstanding the restrictions described above, any person (including, without limitation, custodians, nominees and trustees), whether pursuant to a contractual or legal obligation or otherwise, forwards this document, the Form of Acceptance or any related offering documents in, into or from Canada, Australia or Japan or uses the mails of or any means or instrumentality (including without limitation facsimile transmission, telex and telephone) of interstate or foreign commerce of, or any facility of a national securities exchange of, Canada, Australia or Japan in connection with such forwarding, such person should:

     (1)  inform  the  recipient  of  such  fact;

     (2) explain to the recipient that such action may (subject to paragraph 4(g) above) invalidate any purported acceptance by the recipient; and

     (3)  draw  the  attention  of  the  recipient  to  this  paragraph  4.

(j) The provisions of this paragraph 4 and/or any other terms of the Offer relating to overseas shareholders may be waived, varied or modified as regards a specific AAE Technologies International Plc Shareholder(s) or on a general basis by O2Diesel Corporation in its absolute discretion. Subject as aforesaid the provisions of this paragraph 4 shall have precedence over any terms of the Offer (including any election under the terms thereof) which are inconsistent therewith.

PART  C  -  FORM  OF  ACCEPTANCE

Each AAE Technologies International Plc Shareholder by whom, or on whose behalf, a Form of Acceptance is executed and received by the Receiving Agent irrevocably undertakes, represents, warrants and agrees to and with O2Diesel Corporation (so as to bind him, his personal representatives, heirs, successors and assigns) to the following effect:

1. that the execution of the Form of Acceptance and its delivery to the Receiving Agent shall constitute:

     (i) acceptance of the Share Exchange Offer in respect of the number of AAE Technologies International Plc Shares inserted or deemed to be inserted in Box 1 of the Form of Acceptance;

     (ii) if Box 1 of the Form of Acceptance is left blank or a number greater than such shareholder's registered holding appears in Box 1, an acceptance by such shareholder of the Share Exchange Offer in respect of the total number of AAE Technologies International Plc Shares registered in his name in each case;

     (iii) an irrevocable authority to O2Diesel Corporation or its agents to execute any further documents and give any further assurances which may be required in connection with any of the foregoing and an undertaking to execute all or any documents and/or give any such further assurances as may be required, in each case on and subject to the terms and conditions set out in this document and the Form of Acceptance and that each such acceptance shall be irrevocable;

2. that by executing the Form of Acceptance and Authority such AAE Shareholder thereby irrevocably appoints Ciaran Desmond, or in his stead any of the partners in McGuire Desmond Solicitors, in such AAE Shareholders name or on his/her behalf, as his/her lawful attorney, to do all or any of the following:

     (i) Complete and Execute all relevant Stock Transfer Forms in favour of O2Diesel Corporation or such person as AAE Technologies International Plc may direct;

     (ii) Appoint a proxy with power to choose how to vote in respect of the relevant shares;

     (iii) Receive, and account to O2Diesel Corporation in respect of, any dividend or distribution;

In each case in respect of the AAE Technologies International Plc Shareholder's Acceptance Shares.

3. that the AAE Technologies International Plc Shares in respect of which the Share Exchange Offer is accepted or deemed to be accepted are fully paid and sold with full title guarantee and free from all liens, equities, charges, encumbrances, rights of pre-emption and third party rights of any nature whatsoever and together with all rights attaching now or hereafter including the right to all dividends or other distributions hereafter declared.

4. that, unless "NO" is put in Box 4 of the Form of Acceptance, such AAE Shareholder

     (i) (if such shareholder is a citizen, resident, or national of a jurisdiction outside Ireland, the United States or the United Kingdom) has observed the laws of the relevant jurisdiction, obtained all requisite governmental, exchange control and other required consents, complied with all other necessary formalities and paid any issue, transfer or other taxes or duties or other requisite payments due in any such jurisdiction in connection with such acceptance and has not taken or omitted to take any action that will or may result in O2Diesel Corporation or any other person acting in breach of the legal or regulatory requirements of any such jurisdiction in connection with the Offer or his acceptance thereof; or

     (ii) is not resident in Canada, Australia or Japan, does not hold any AAE Technologies International Plc Shares in respect of which he has accepted the Offer on behalf of any resident of Australia or Japan and is not acting on behalf of a resident of Australia or Japan and that he will not, directly or indirectly, hold or acquire New O2Diesel Corporation Shares for the account or benefit of any resident of Australia or Japan or with a view to the offer, sale or delivery, directly or indirectly, of any New AAE Technologies International Plc Shares in Canada, Australia or Japan or to a resident of Australia or Japan; and

     (iii) has not received or sent copies or originals of this document, the Form of Acceptance or any related offering documents in, into or from the Canada, Australia or Japan or any other jurisdiction where such actions may constitute a breach of any legal or regulatory requirements, and has not utilised in connection with the Offer, directly or indirectly, the mails of, or any means or instrumentality (including, without limitation, facsimile transmission and telephone) of interstate or foreign commerce of, or any facilities of a national securities exchange of, Canada, Australia or Japan or such other jurisdiction, is accepting the Offer from outside Canada, Australia or Japan and is not an agent or fiduciary acting on a non-discretionary basis for a principal, unless such agent or fiduciary is an authorised employee of such principal or such principal has given any instructions with respect to the Offer from outside Canada, Australia or Japan;

5. that the execution of the Form of Acceptance and its delivery to the Receiving Agent constitutes, subject to the Share Exchange Offer becoming or being declared unconditional in all respects in accordance with its terms and subject to an accepting AAE Technologies International Plc Shareholder not having validly withdrawn his acceptance, the irrevocable separate appointment of each of O2Diesel Corporation and/or any of their respective directors or agents as such shareholder's agent and/or attorney and an irrevocable instruction to the agent and/or attorney to complete and execute all or any form(s) of transfer and/or other document(s) whatsoever at the attorney's discretion in relation to AAE Technologies International Plc Shares referred to in paragraph 1 of this Part C in respect of which an accepting AAE Technologies International Plc Shareholder has not validly withdrawn his acceptance (the "Acceptance shares") in favour of O2Diesel Corporation or such other person(s) as O2Diesel Corporation may direct and to deliver such form(s) of transfer and/or other documents at the discretion of the agent and/or attorney together with the share certificate(s) and/or other document(s) of title relating to such Acceptance shares for registration within six months of the Share Exchange Offer becoming or being declared unconditional in all respects and to execute all such other documents and do all such other acts and things as may in the opinion of such agent and/or attorney be necessary or expedient for the purposes of, or in connection with, the acceptance of the Share Exchange Offer and, if applicable, any election and to vest in O2Diesel Corporation or its nominee(s) or as it may direct the Acceptance shares;

6. that the execution of the Form of Acceptance and its delivery to the Receiving Agent constitutes, subject to the Share Exchange Offer becoming or being declared unconditional in all respects in accordance with its terms and to an accepting AAE Technologies International Plc Shareholder not having validly withdrawn his acceptance, a separate irrevocable authority and request:

     (i) to AAE Technologies International Plc or its agents, to procure the registration of the transfer of the Acceptance shares in certificated form and the delivery of the share certificate(s) and/or other document(s) of title in respect thereof to O2Diesel Corporation or as it may direct;

     (ii) if either of the provisos in sub-paragraph (iv) of this paragraph (6) apply subject to paragraph 4 of Part B (if applicable) to O2Diesel Corporation or its agents to procure the despatch by post of the relevant documents of title to such shareholder in respect of his acceptance of the Share Exchange Offer at the risk of such shareholder to the person or agent whose name and address outside Canada, Australia and Japan is set out in Box 5 of the Form of Acceptance or, if none is set out, to the first-named holder at his registered address outside Canada, Australia and Japan;

     (iii) to O2Diesel Corporation, AAE Technologies International Plc or their agents to record and act upon any instructions with regard to payments or notices which have been recorded in the records of AAE Technologies International Plc in respect of such shareholder's holding(s) of AAE Technologies International Plc Shares; and

     (iv) subject to paragraph 4 of Part B, to O2Diesel Corporation or its agents to procure that the name of the accepting AAE Shareholder is entered on the register of O2Diesel Corporation in respect of any New O2D Shares to which such shareholder becomes entitled under the Share Exchange Offer (subject to the Articles of Incorporation and By-Laws of O2Diesel Corporation);

7. that the execution of the Form of Acceptance constitutes a separate authority to O2Diesel Corporation, any director of O2Diesel Corporation, and/or their respective agents in respect of the Acceptance shares and an authority to such person or persons to execute any further documents and give any further assurance which may be required in connection with any of the foregoing;

8. that, subject to the Share Exchange Offer becoming or being declared unconditional in all respects(or if the Share Exchange Offer will become unconditional in all respects or lapse immediately upon the outcome of the resolution in question) and in such other circumstances as O2Diesel Corporation may request in respect of the Acceptance shares:

     (i) O2Diesel Corporation or its agents be entitled to direct the exercise of any votes and any or all other rights and privileges (including the right to requisition the convening of a general meeting or separate class meeting of AAE Technologies International Plc) attaching to any Acceptance shares;

     (ii) AAE Technologies International Plc be authorised by the holder of Acceptance shares to send any notice, circular, warrant or document or other communication which may be required to be sent to him as an AAE Technologies International Plc Shareholder (including any share certificate or other document of title issued as a result of a conversion of such AAE Technologies International Plc Shares into certificated form) to O2Diesel Corporation at its registered office; and

     (iii) O2Diesel Corporation or its agents be authorised by such holder to sign such documents and do such things as may in the opinion of such person seem desirable or necessary in connection with the exercise of any votes or other rights or privileges attaching to such AAE Technologies International Plc Shares (including without limitation any consent to short notice of general meetings and separate class meetings on his behalf) and/or to execute a form of proxy in respect of such Acceptance shares appointing any person determined by O2Diesel Corporation to attend general meetings and separate class meetings of AAE Technologies International Plc or its members or any of them (and any adjournment thereof) and to exercise the votes attaching to such Acceptance shares on his behalf, such votes to be cast, where relevant, so far as possible to satisfy any outstanding condition of the Share Exchange Offer, and will also (subject as aforesaid) constitute the agreement of such AAE Technologies International Plc Shareholder not to exercise any of such rights without the consent of O2Diesel Corporation and the irrevocable undertaking of such shareholder not to appoint a proxy or corporate representative for or to attend general meetings or separate class meetings of AAE Technologies International Plc;

9. that he will deliver, or procure the delivery of, to McGuire Desmond or Anthony Dean-Smith at the addresses set out in paragraph 11(a) of the Letter from the Chairman of O2Diesel Corporation, his share certificate(s) and/or other document(s) of title in respect of the Acceptance shares held by him in certificated form, or an indemnity acceptable to O2Diesel Corporation in lieu thereof, as soon as possible and in any event within six months of the Share Exchange Offer becoming or being declared unconditional in all respects;

10. that the execution of the Form of Acceptance constitutes his submission, in relation to all matters arising out of the Share Exchange Offer and the relevant Form of Acceptance, to the jurisdiction of the courts of Ireland and his agreement that nothing shall limit the right of O2Diesel Corporation to bring any action, suit or proceeding arising out of or in connection with the Offer or any election thereunder or in any other manner permitted by law or in any court of competent jurisdiction;

11. that, subject to the Share Exchange Offer becoming unconditional in all respects, he shall, promptly following a request by or on behalf of O2Diesel Corporation, do all such acts and things as shall be necessary or expedient to vest in O2Diesel Corporation or its nominees the Acceptance shares;

12. that he agrees to ratify each and every act or thing which may be done or effected by O2Diesel Corporation or any director of O2Diesel Corporation or their respective agents or attorneys to AAE Technologies International Plc or its agents, as the case may be, in the proper exercise of any of his or its power and/or authorities hereunder and to indemnify each such person against any losses arising therefrom;

13. that, if any provision of this Part C shall be unenforceable or invalid or shall not operate so as to afford O2Diesel Corporation or any director of O2Diesel Corporation or their respective agents the benefit of the authority expressed to be given herein, he undertakes with all practicable speed to do all such acts and things and execute all such documents that may be required to enable O2Diesel Corporation and/or any director of O2Diesel Corporation to secure the full benefit of the authorities and powers of attorney referred to in this Part C and Part B;

14. that the terms of the Share Exchange Offer shall be incorporated in and form part of the Form of Acceptance which shall be read and construed accordingly;

15. that the New O2D Shares will be subject to a one year restriction on transfer, sale or assignment beginning on the date of issuance, during which time the holder of the New O2D Shares will not, directly or indirectly, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of or otherwise dispose of or transfer any New O2D Shares or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of New O2D Shares, whether any such swap or transaction is to be settled by delivery of shares of common stock of New O2Diesel Corporation or other securities in cash or otherwise. The New O2D Shares shall bear a restrictive legend indicating the same; and

16. that Ciaran Desmond, an individual in his capacity as the representative of all of the AAE Shareholders, or in his stead any of the partners in McGuire Desmond Solicitors, is authorized to execute and deliver the Indemnity Escrow Agreement on behalf of the such AAE Technologies International Plc Shareholder, under which ten percent of the New O2D Shares issuable to such AAE Technologies International Plc Shareholder in connection with the Offer will be issued on its behalf into the AAE Holdback Escrow to satisfy certain indemnification obligations of AAE the terms set forth in Section 6.1(1) of the Support Agreement and in accordance with the terms set forth in the Indemnity Escrow Agreement.

References in this Part to an AAE Technologies International Plc Shareholder shall include references to the person or persons executing a Form of Acceptance and, if more than one person executes a Form of Acceptance, the provisions of this Part C shall apply to them jointly and to each of them. On execution, the Form of Acceptance shall take effect as a deed.

                                   APPENDIX II

                             ADDITIONAL INFORMATION


1.   Responsibility  Statements

     O2Diesel Corporation and the sole O2Diesel Corporation Director, whose name is set out in paragraph 2(a) below, accept responsibility for the information contained in this document other than the information relating to the AAE Technologies International Plc Group, the AAE Technologies International Plc Directors and members of their immediate families and persons connected with the AAE Technologies International Plc Directors and their interests. To the best of the knowledge and belief of O2Diesel Corporation and the sole O2Diesel Corporation Director (who have taken all reasonable care to ensure that such is the case), the information concerning O2Diesel Corporation and the O2Diesel Corporation Shares contained in this document is correct and the information contained in this document for which they accept responsibility is in accordance with the facts and does not omit any material facts.

     AAE Technologies International Plc and the AAE Technologies International Plc Directors, whose names are set out in paragraph 2(b) below, accept responsibility for the information contained in this document relating to the AAE Technologies International Plc Group, the AAE Technologies International Plc Directors and members of their immediate families and persons connected with the AAE Technologies International Plc Directors and their interests. To the best of the knowledge and belief of AAE Technologies International Plc and the AAE Technologies International Plc Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they accept responsibility is in accordance with the facts and does not omit any material facts.

2.   DIRECTORS

     (a)  The  sole  O2Diesel  Corporation  Director  is  as  follows:

               Director,  President  and  Secretary  -  Eric  Boehnke

     The business address of the sole O2Diesel Corporation Director is Suite 400, 114 West Magnolia Street, Bellingham, Washington, USA 98225 and the registered office of the Company is Ogden Murphy Wallace, P.L.L.C., 1601 Fifth Avenue, Suite 2100, Seattle, Washington, USA 98101-1686.

     (b)  The  AAE  Technologies  International  Plc  Directors  are as follows:

               Chairman     -     Anthony  Dean-Smith

               Director     -     Alan  Rae

               Director     -     Ciaran  Desmond

               Director     -     Heinrich  Rethwilm

The business address of all the AAE Technologies International Plc Directors is c/o McGuire Desmond Solicitors, The Arch, 7 Fr Matthew Quay, Cork, Ireland which is the registered office and principal place of business of AAE Technologies International Plc.

3.   INTERESTS  AND  DEALINGS

     (a)  Interests  and  dealings  in  O2Diesel  Corporation

          (i) As at the close of business on 11 June 2003 (being the latest practicable date prior to the posting of this document), the interests of the AAE Technologies International Plc Directors and their immediate families, related trusts and connected persons in the share capital of O2Diesel Corporation (which would be required to be entered in the register kept by O2Diesel Corporation under section 325 of the Companies Act 1985 of the United Kingdom and s.53 of the Companies Act 1990 of Ireland if O2Diesel Corporation was a company within the meaning of that
               Act)  were  nil.

          (ii) During the last 12 months, the dealings for value in O2Diesel Corporation Shares (including the grant or exercise of options and warrants to subscribe or purchase shares) by AAE Technologies International Plc Directors and other directors of AAE Technologies International Plc during this period, their immediate families, related trusts and connected persons were nil.

          (iii) During the last 12 months, the dealings for value in O2Diesel Corporation Shares (including the grant or exercise of options and warrants to subscribe or purchase shares) by O2Diesel Corporation Directors and other directors of O2Diesel Corporation during this period, their immediate families, related trusts and connected persons were nil.

          (iv) Other than the Support Agreement and the Indemnity Escrow Agreement, the AAE Technologies International Plc Directors and their immediate families, related trusts and connected persons have no material interests in contracts entered into by O2Diesel Corporation or subsidiaries or subsidiary undertakings of O2Diesel Corporation

     (b)  Interests  and  dealings  in  AAE  Technologies  International  Plc

          (i) As at the close of business on 11 June 2003 (being the latest practicable date prior to the posting of this document), the interests of the AAE Technologies International Plc Directors and their immediate families, related trusts and connected persons all of which are beneficial unless otherwise stated, in the share capital of AAE Technologies International Plc (which would be required to be entered in the register kept by AAE Technologies International Plc under section 325 of the Companies Act 1985 of the United Kingdom if AAE Technologies International Plc was a company within the meaning of that Act) were (with the exception of options and warrants in respect of AAE Technologies International Plc Shares which are set out in sub-paragraph (ii) below) as follows:

                         Number of AAE Technologies  Percentage of existing issued
Name                      International Plc Shares           share capital
Alan Rae (Quarryside)                     4,449,500                           6.09
Anthony Dean-Smith                        9,307,591                          12.75
Jeremy Dean-Smith                         2,212,917                           3.03
Pauline Dean-Smith                          368,819                           0.51
Timothy J A Dean-Smith                    2,212,917                           3.03
Ciaran Desmond                              300,000                           0.45

          (ii) As at the close of business on 11 June 2003 (being the latest practicable date prior to the posting of this document) the following options and warrants to subscribe for AAE Technologies International Plc Shares had been granted to certain directors of AAE Technologies International Plc (and their immediate families, related trusts and connected persons) and remained outstanding:

                                         Number of AAE
                                         Technologies
                                       International Plc
                                         Shares under     Exercise price   Exercisable
Name            Type    Date of grant  option or warrant        (p)            from      Expiry date
Alan Rae      Ordinary
(Quarryside)  Shares     23 July 2001            384,000            0.290  23 July 2001  23 July 2006
Alan Rae      Ordinary
(Quarryside)  Shares     23 July 2001            700,000            0.050  23 July 2001  23 July 2006
Alan Rae      Ordinary
(Quarryside)  Shares     23 July 2001          2,500,000            0.040  23 July 2001  23 July 2006


                                      II-2

Ciaran        Ordinary    11 December                                       11 December   11 December
Desmond       Shares             2001            200,000            0.300          2001          2006
Anthony       Ordinary
Dean-Smith    Shares     23 July 2001          3,600,000            0.400  23 July 2001  23 July 2006
Anthony       Ordinary
Dean-Smith    Shares     23 July 2001            300,000            0.300  23 July 2001  23 July 2006
Anthony       Ordinary
Dean-Smith    Shares     23 July 2001            153,333            0.290  23 July 2001  23 July 2006
Anthony       Ordinary
Dean-Smith    Shares     23 July 2001            500,000            0.290  23 July 2001  23 July 2006
Anthony       Ordinary
Dean-Smith    Shares     23 July 2001          2,500,000            0.040  23 July 2001  23 July 2006
Jeremy        Ordinary
Dean-Smith    Shares     23 July 2001            100,000            0.400  23 July 2001  23 July 2006
Timothy J A   Ordinary
Dean-Smith    Shares     23 July 2001            100,000            0.400  23 July 2001  23 July 2006

         (iii) As at the close of business on 11 June 2003 (being the latest practicable date prior to the posting of this document), the interests of O2Diesel Corporation (or held on behalf of O2Diesel Corporation) and the O2Diesel Corporation Directors and their immediate families, related trusts and connected persons in the share capital of AAE Technologies International Plc were nil.

          (iv) During the last 12 months, the dealings for value in AAE Technologies International Plc Shares (including the grant or exercise of options and warrants to subscribe or purchase shares) by AAE Technologies International Plc Directors and other directors of AAE Technologies International Plc during this period, their immediate families, related trusts and connected persons were as follows:


Name                Date        Nature of transaction   Number of AAE Technologies    Price
                                                         International Plc Shares
Anthony       22 November 2002  Acquisition of Shares                      100,000  GBP0.05
Dean-Smith                                                                          per share

Anthony            02 May 2003  Acquisition of Shares                      400,000  EUR0.012
Dean-Smith                                                                          per share

Pauline       April 2003        Acquisition of Shares                      697,800  GBP0.01
Dean-Smith                                                                          per share

Alan Rae      25 November 2002  Permitted HG                             3,168,694  GBP0.04
(Quarryside)                    Century Investments                                 per share
                                to exercise options in
                                acquisition of shares

          (v) During the last 12 months, the dealings for value in AAE Technologies International Plc Shares (including the grant or exercise of options and warrants to subscribe or purchase shares) by O2Diesel Corporation Directors and other directors of O2Diesel Corporation during this period, their immediate families, related trusts and connected persons were nil.

4.   SERVICE  AGREEMENTS

     It is intended that the service agreements between David Koontz, Alan Rae and Anthony Dean-Smith and AAE Technologies International Plc be replaced with new service agreements with O2Diesel Corporation. The service agreements of the remaining directors of AAE Technologies International Plc will be reviewed this year and it is anticipated that if renewed they will be on terms no more advantageous than those currently agreed to.

5.   MATERIAL  CONTRACTS

     (a) The following contracts, not being contracts entered into in the ordinary course of business, have been entered into by members of the O2Diesel Corporation group during the period beginning two years immediately preceding the date of this document and are, or may be, material:

          (i) The Support Agreement and the Indemnity Escrow Agreement relating to this Offer as described in detail in Part II of this document and proposed to be entered into on 13 June 2003.

          (ii) The promissory notes evidencing the Bridge Loan as described in detail in Part II of this document.

          (iii) The letter of intent dated March 18, 2003 among O2D, AAE, Alan Rae and Anthony Dean-Smith providing the initial terms for the Offer.

          (iv) A consulting agreement dated March 1, 2003 between a private company and O2D under which the private company provides the services of Eric Boehnke to O2D for a gross payment of U.S. $4,000 per month. This agreement may be terminated at the option of O2D upon 60 days notice and notice of termination is expected to be given at Completion of the Offer.

          (v) A licence agreement dated April 10, 2000 between Vitamineralherb.com and O2D under which O2D was granted a licence to market and distribute Vitamineralherb.com products in Nevada and Utah via the Internet until April 10, 2006, unless renewed. O2D is not required to make any financial payments under this agreement. A full description of this agreement is set forth in O2D's Form 10-KSB attached to this document as Appendix IV.

          (vi) O2D is currently negotiating an investor relations agreement with Standard Atlantic Plc, a private UK company, under which Atlantic will provide investor relations and marketing for O2D. The fees payable to Standard Atlantic will be U.S. $20,000 per month, plus expenses, to a maximum of U.S. $400,000 per year. It is expected that this agreement will be entered into on or before the Completion of the Offer.

          (vii) O2D has distributed to prospective subscribers in the Private Placement a subscription agreement for a possible subscription of O2D Shares at a price of U.S. $1.50 per share.

     (b) The following contracts, not being contracts entered into in the ordinary course of business, have been entered into by members of the AAE Technologies International Plc Group during the period beginning two years immediately before the date of this document and are, or may be, material:

          (i) The Support Agreement and the Indemnity Escrow Agreement relating to this Offer as described in detail in Part II of this document and proposed to be entered into on 13 June 2003.

          (ii) The promissory notes evidencing the Bridge Loan as described in detail in the Offer.

          (iii) The letter of intent dated March 18, 2003 among O2D, AAE, Alan Rae and Anthony Dean-Smith providing the initial terms for the Offer.

          (iv) AAE Holdings PLC with Cognis Deutschland GmbH - Cooperation Agreement

               Executed April 7, 2000 and continues for 4 years with automatic 12-month renewal periods. Agreement calls for the joint development of co-solvency additive products as well as joint ownership of patents for such products. Cognis has world-wide rights to manufacture products and AAE has world-wide rights to market and sell additive products.

          (v) AAE Technologies International Plc and BASF Aktiengesellschaft - Memorandum of Understanding - Pending

               AAE and BASF have prepared and expect to execute a Memorandum of Understanding wherein BASF will be granted the global rights with certain exceptions to develop fuel packages using AAE additive products. AAE will sell such Packages worldwide and obtain technical support from BASF. Once signed it is anticipated that a final Agreement will be executed between the two companies.

          (vi) AAE Technologies, Inc. and Octel Starreon LLC - Supply and Distribution Agreement

               Executed July 10, 2001, this agreement grants exclusive marketing rights to Octel Starreon to sell AAE products in the United States and Canada. This agreement is scheduled to continue for five (5) years and may be renewed for five (5) successive one-year (1) periods provided Octel Starreon has met certain minimums. As part of this agreement and subject to meeting certain minimum sales targets, Octel Starreon was given a warrant to purchase for U.S. $0.01 per share up to 10% of the common stock of AAE Technologies, Inc., the US-based subsidiary of AAE Technologies International Plc, expiring July 10, 2006.

          (vii) AAE Technologies, Inc. and Fittipaldi Dingman Racing, LLC - Consulting Services Agreement

               Executed April 21, 2003 and continuing for 24 months, Fittipaldi Dingman Racing is to provide consulting and marketing services for the sale of product in exchange for specified cash payments and for unspecified performance payments, which may include a combination of cash and shares.

       (viii) AAE Technologies, Inc. and Midwest Research Institute National Renewable Energy Laboratory Division - Definitized Subcontract No. ZCL-3-32068-01 - NREL Contract

               Effective from December 23, 2002 through November 22, 2003 in the amount of U.S. $1,107,734. This is a grant administered by the U.S. Department of Energy under which AAE is authorized to conduct product tests as described per the contract. This is a cost-sharing arrangement and AAE is required to incur expenditures of U.S. $221,547 over the 11 month term of the contract. As part of this contract, AAE has entered into subcontracts with University of California at Riverside and the Southwest Research Institute to perform tests and provide technical services (see material contracts 12 and 13 below).

          (ix) AAE Technologies, Inc. and Paul Vind, James Enge and Chase Garner
               -  Employment  Agreements

               In May 2003, AAE Technologies, Inc. entered into "at will" employment agreements with each of the individuals listed above. Under these agreements, Mr. Enge and Mr. Garner will provide sales and marketing services and Mr. Vind will provide technical services.

          (x) AAE Technologies, Inc and Douglas Nixon - Consulting Services and Introductory Commission - Oral Agreement

               AAE entered into a month-to-month agreement with Mr. Nixon to provide marketing services including the writing of company brochures and other company documents. Mr. Nixon is paid U.S. $2,500 per month under this part of the agreement. In addition, the Company has an oral agreement to pay Mr. Nixon a three percent (3%) finders fee for the funds raised in the proposed transaction with O2D. Mr. Nixon will be paid in cash and stock of O2D in equal amounts. AAE understands that Mr. Nixon will split his finder's fee with Mr. James Peeples, a current employee of AAE Technologies, Inc.

          (xi) AAE Technologies, Inc. and Faiss Foley Merica - Consulting Services - Oral Agreement

               AAE has entered into a month-to-month oral agreement to pay U.S. $1,500 per month to the firm of Faiss Foley Merica for public relations work in connection with a test program being carried out under the NREL contract.

          (xii) AAE Technologies Inc, and R. G. Sykes & Associates - Consulting and Lobbying Services

               AAE entered into a contract with R. G. Sykes & Associates in May 2000 under which R. G. Sykes & Associates was to provide consulting and lobbying services in Washington, D.C. That contract has expired and AAE continues to retain this firm pursuant to an oral understanding on a month-to-month basis at a cost of $7,500 per month.

        (xiii) AAE Technologies, Inc. and National Corn Growers Association - Test Program with John Deere

               In early 2002, AAE agreed to participate at a cost of $25,000 in a test program with John Deere and others to use the Company's product in off road equipment.

          (xiv) AAE Technologies, Inc. and Hi-Tech Fuels, Inc. - Consulting Services - Oral Agreement

               In May 2003, AAE entered into an oral agreement on a month-to-month basis with Hi-Tech Fuels, Inc. under which it is paid U.S. $2,500 per month to provide consulting services concerning the availability and sourcing of ethanol.

          (xv) AAE Technologies, Inc. and Southwest Research Institute - Technical Services Contract

               Signed December 2002. Under a fixed price contract, Southwest Research is to provide technical testing services to AAE in connection with its contract with NREL. The contract price is U.S. $132,734 and the period is for 12 months.

          (xvi) AAE Technologies, Inc. and University of California at Riverside
               -  Technical  Services  Contract  -  Pending

               AAE will enter into a written contract with the University of California at Riverside for it to provide technical services in connection with the NREL contract. It is anticipated that the contract with the University of California at Riverside will be in the amount of U.S. $236,562 and the period is expected to be for approximately one year.

        (xvii) AAE Technologies, Inc. and Octel Starreon LLC - Rental Space and Secretarial Services - Oral Contract

               AAE has an oral understanding with Octel Starreon under which AAE is provided office space and related facilities on a month to month basis for U.S. $3,000 per month. In addition, AAE is obligated to pay U.S. $1,637 for secretarial services as part of this arrangement.

6. SHARES ISSUED PURSUANT TO THE AAE OPTIONS AFTER THE ISSUE OF THIS DOCUMENT AND PRIOR TO THE SHARE OFFER BECOMING UNCONDITIONAL

     For the purposes of enabling AAE Options to be exercised during the Offer period, AAE Shares may be allotted pursuant to the AAE Options to shareholders in AAE Technologies International Plc until the date on which the AAE Options lapse, being 7 July 2003. The Share Exchange Offer has been extended to the allottees of such AAE Shares on the same terms as to all other AAE Shareholders. Based upon the exercise prices of the AAE Options, AAE's management anticipates that approximately 7,875,000 additional AAE Shares will be issued during this period.

7.   TAXATION

     IRISH  TAXATION

     The following paragraphs, which are intended as a general guide only, are based on current Irish legislation and the practice of the Irish Revenue Commissioners as at the date of this document. They summarise certain limited aspects of the Irish taxation treatment of the acceptance of the Offer and issue of the O2Diesel Corporation Shares, and they relate only to the position of individual and corporate AAE Technologies International Plc Shareholders who hold their AAE Technologies International Plc Ordinary Shares beneficially as an investment and who are resident or ordinarily resident in Ireland for taxation purposes.

     AS  TO  THE  TAXATION  POSITION  IN  THE  UNITED KINGDOM, SEE UNDER "UNITED
     KINGDOM TAXATION" BELOW. IF YOU ARE IN ANY DOUBT AS TO YOUR TAXATION POSITION, IF YOU REQUIRE MORE DETAILED INFORMATION OR IF YOU ARE SUBJECT TO TAXATION IN ANY JURISDICTION OTHER THAN IRELAND OR THE UNITED KINGDOM, YOU SHOULD CONSULT AN APPROPRIATE PROFESSIONAL ADVISER WITHOUT DELAY.

     Irish  taxation  on  chargeable  gains

     Liability to Irish taxation on chargeable gains will depend on the individual circumstances of AAE Technologies International Plc Shareholders. The rate of Irish capital gains tax is currently 20 per cent.

     To the extent that an AAE Technologies International Plc Shareholder who is resident or ordinarily resident in Ireland receives O2Diesel Corporation Shares he will not be treated as having made a disposal or part disposal of his AAE Technologies International Plc Shares for the purposes of Irish taxation on chargeable gains. On a subsequent disposal of the O2Diesel Corporation Shares (including redemption), the acquisition cost of the O2Diesel Corporation Shares, for the purposes of Irish taxation on chargeable gains will be the acquisition cost of the AAE Technologies International Plc Shares which were exchanged for those O2Diesel Corporation Shares. A subsequent disposal of O2Diesel Corporation Shares (including redemption) may give rise to a charge to capital gains tax, depending on the individual circumstances of the Shareholder, including the availability of exemptions, indexation and allowable losses.

     UNITED  KINGDOM  TAXATION

     THE FOLLOWING PARAGRAPHS SUMMARISE CERTAIN LIMITED ASPECTS OF THE UK TAXATION CONSEQUENCES OF ACCEPTANCE OF THE OFFER AND THEY RELATE ONLY TO THE POSITION OF CERTAIN CLASSES OF TAXPAYER AND ONLY THOSE AAE TECHNOLOGIES INTERNATIONAL PLC SHAREHOLDERS WHO HOLD THEIR AAE SHARES BENEFICIALLY AS AN INVESTMENT AND WHO ARE RESIDENT OR ORDINARILY RESIDENT IN THE UNITED KINGDOM FOR TAXATION PURPOSES. IF YOU ARE IN ANY DOUBT AS TO YOUR TAXATION POSITION OR IF YOU ARE SUBJECT TO TAXATION IN ANY JURISDICTION OTHER THAN THE UNITED KINGDOM, YOU SHOULD CONSULT AN APPROPRIATE PROFESSIONAL ADVISER IMMEDIATELY.

     (a)  UK  taxation  of  chargeable  gains

     Liability to United Kingdom taxation on chargeable gains will depend on the individual circumstances of the AAE Shareholders.

     An AAE Shareholder who (either alone or together with persons connected with him or her) does not hold more than 5% of, or any class of, shares in or debentures of AAE will not be treated as having made a disposal of his or her AAE Shares for the purposes of United Kingdom taxation of chargeable gains to the extent that he or she receives new O2Diesel Corporation Shares in exchange for his or her AAE Shares under the Offer. The new O2Diesel Corporation Shares will be treated as the same asset as his or her AAE Shares acquired at the same time and for the same consideration as he or she acquired their AAE Shares.

     Any AAE Shareholder who, either alone or together with persons connected with him or her, holds more than 5% of, or any class of, shares or debentures of AAE Technologies Plc is advised that clearance is not being sought from the Inland Revenue under section 138 of the Taxation of Chargeable Gains Act 1992 in respect of the Offer. Provided that the Inland Revenue are satisfied that the transaction is carried out for bona fide commercial reasons and does not form part of a scheme or arrangements of which the main purpose or one of the main purposes is the avoidance of liability to capital gains tax or corporation tax, any such shareholder will be treated in the manner described in the preceding paragraph.

     An AAE Shareholder which is a company and which would on a disposal of its AAE Shares qualify for an exemption from corporation tax on chargeable gains under Schedule 7AC TCGA 1992 (exemption for disposals by companies with substantial shareholdings) shall not be treated as set out in the two preceding paragraphs. Instead, such a shareholder shall be treated as disposing of its AAE Shares as a result of the Offer becoming or being declared unconditional but any gain or loss arising on the disposal will not be a chargeable gain or an allowable loss for the purposes of UK taxation of chargeable gains and the shareholder shall be treated as acquiring its new O2Diesel Corporation Shares for an amount equal to the market value of the AAE Shares given up.

     A disposal of new O2Diesel Corporation Shares by a shareholder who is resident or ordinarily resident in the United Kingdom for taxation purposes may, depending on the shareholder's circumstances, and subject to any available exemption or relief, give rise to a chargeable gain or an allowable loss for the purposes of United Kingdom taxation of chargeable gains.

     (b)  Taxation  of  dividends

     O2Diesel Corporation is required to withhold United States Income Tax at source from dividends paid to non-US persons in respect of its shares at the rate of 30%. Shareholders who are treated as resident in the United Kingdom for the purposes of the United Kingdom/United States Double Tax Convention (the "Convention") may be entitled under the Convention to have this rate of withholding reduced to 15%.

     Individuals resident in the United Kingdom for taxation purposes may also be liable to income tax in the United Kingdom on the aggregate amount of any dividend received and any withholding tax deducted, ie the gross dividend. The current rate of income tax applicable to dividends is 10% for such shareholders whose income including the gross dividend does not exceed the threshold for higher rate income tax and 32.5%, for such shareholders who are liable to tax at the higher rate on the gross dividend. Such shareholders will be entitled to a credit against any income tax payable in the United Kingdom on the gross dividend for any withholding tax paid in the United States.

     United Kingdom resident corporate Shareholders in O2Diesel Corporation will be liable to corporation tax on the gross dividend paid by O2Diesel Corporation but will be entitled to a credit for any withholding tax paid in the United States.

     (c)  Other  direct  tax  matters

     Clearance under Section 707 of the Income and Corporation Taxes Act 1988 has not been sought in relation to the Offer.

     (d)  Stamp  duty  and  stamp  duty  reserve  tax  ("SDRT")

     No United Kingdom stamp duty or SDRT will be payable by AAE Shareholders as a result of accepting the Offer.

     THE ABOVE STATEMENTS ARE INTENDED AS A GENERAL GUIDE TO THE CURRENT LAW AND PUBLISHED PRACTICE IN THE UNITED KINGDOM. THE ABOVE STATEMENTS ASSUME THAT AAE TECHNOLOGIES PLC SHAREHOLDERS DO NOT HOLD THEIR AAE TECHNOLOGIES PLC
     SHARES AND WILL NOT HOLD THEIR NEW O2DIESEL CORPORATION IN A DEPOSITARY RECEIPT SCHEME OR A CLEARANCE SERVICES SCHEME. IF YOU ARE IN ANY DOUBT AS TO YOUR TAX POSITION, YOU SHOULD CONSULT YOUR INDEPENDENT PROFESSIONAL ADVISER IMMEDIATELY.

     AS TO THE POSITION IN IRELAND, SEE UNDER "IRISH TAXATION" ABOVE. IF YOU ARE IN ANY DOUBT AS TO YOUR TAXATION POSITION, IF YOU REQUIRE MORE DETAILED INFORMATION OR IF YOU ARE SUBJECT TO TAXATION IN ANY JURISDICTION OTHER THAN IRELAND OR THE UNITED KINGDOM, YOU SHOULD CONSULT AN APPROPRIATE ADVISER WITHOUT DELAY.

8.   OTHER  INFORMATION

     (a) Save for the Support Agreement and as otherwise disclosed herein, no agreement, arrangement or understanding (including any compensation arrangement) exists between O2Diesel Corporation or any party acting in concert with O2Diesel Corporation (or any party with whom O2D has an agreement of the kind described in section 204 of the Companies Act 1985 of the United Kingdom) and any of the directors or directors in the last 12 months, shareholders or shareholders in the last 12 months of AAE Technologies International Plc having any connection with or dependence on or which is conditional on the outcome of the Share Exchange Offer;

     (b) There is no agreement, arrangement or understanding whereby any of the AAE Technologies International Plc Shares acquired by O2Diesel Corporation in pursuance of the Share Exchange Offer will or may be transferred to any other person, save that O2Diesel Corporation reserves the right to transfer any such shares to any of its subsidiaries;

     (c) Save as disclosed in this document O2Diesel Corporation has no reason to believe that there has been any material change in the financial position or prospects of AAE Technologies International Plc since 30 September 2001;

     (d) Save as disclosed in this document the directors of AAE Technologies International Plc confirm there has not been any material change in the financial position or prospects of AAE Technologies International Plc since 30 September 2001, being the end of the latest accounting reference period in respect of which audited accounts have been delivered to the registrar of companies in Ireland;

     (e) In connection with the Offer, the acquisition of the AAE Technologies International Plc Shares is not conditional upon the recipients of the Offer approving, or consenting to, and it is not proposed that, any payment or other benefit be made or given to any director or former director of AAE Technologies International Plc in connection with, or as compensation or consideration for his ceasing to be a director or his ceasing to hold any office held in conjunction with any directorship; or in the case of a former director, his ceasing to hold any office which he held in conjunction with his former directorship and which he continued to hold after ceasing to be a director. The total emoluments receivable by the current O2Diesel Corporation Directors will not be varied as a result of the Share Exchange Offer;

     (f) The date on which the Offer was first communicated to AAE Technologies International Plc Shareholders was 18 June 2003; and

     (g) Cremin McCarthy & Company has given and has not withdrawn its written consent to the issue of this document with the inclusion herein of the references to its name and its advice and to the inclusion of its opinion.

9.   DOCUMENTS  AVAILABLE  FOR  INSPECTION

     Copies of the following documents will be available for inspection free of charge during usual business hours on any weekday (Saturdays and public holidays excepted) at the offices of McGuire Desmond Solicitors and at the offices of AAE Technologies International Plc, 2 Teejay Court, 50/52 Alderley Road, Wilmslow, Cheshire, SK9 1NT, UK while the Share Exchange Offer remains open for acceptance:

     (a) Articles of Incorporation, as amended, and By-Laws of O2Diesel Corporation and the Memorandum and Articles of Association of AAE Technologies International Plc;

     (b)  press  release  of  O2Diesel  Corporation  issued  16  May  2003;

     (c) Existing contracts of service entered into for a period of more than one year by the directors of (a) AAE Technologies International Plc and (b) O2Diesel Corporation;

     (d) Material contracts of (a) AAE Technologies International Plc and (b) O2Diesel Corporation not being contracts entered into in the ordinary course of business, which were entered into during the period of two years immediately preceding the date of this document;

     (e) The Option and Escrow Agreement with respect to which an aggregate 1,000,000 shares in the common stock of O2Diesel Corporation, will be placed in escrow with an escrow agent, which is proposed to be entered into on Completion of the Offer in accordance with the terms of the Support Agreement;

     (f) the audited accounts of O2D for the financial period ended 31 December 2001; and

     (g)  All  documents  which  are  included  in  this  Offer  document.

                                               APPENDIX III

                       SECTION A:  SELECTED FINANCIAL INFORMATION TO 31 MARCH 2003


AAE  GROUP  CONSOLIDATED  PROFIT  AND  LOSS  ACCOUNT

                                                        FOR THE PERIOD    FOR THE FIFTEEN  FOR THE THREE
                                                       FROM 14 OCT 2000    MONTH PERIOD     MONTH PERIOD
                                                              TO               ENDED           ENDED
                                                         30 SEPTEMBER       31 DECEMBER       31 MARCH
                                                             2001              2002             2003
                                                                             UNAUDITED       UNAUDITED
                                          NOTES               $                  $               $
Turnover                                    2.                    3,137           50,701               0

Cost of sales                                                      (500)         (64,505)           (882)

                                                      ---------------------------------------------------
Gross profit                                                      2,637          (13,804)           (882)

Operating expenses                                             (427,580)      (2,401,313)       (383,185)

                                                      ---------------------------------------------------
Operating profit/(loss)                     3.                 (424,943)      (2,415,117)       (384,067)

Other operating income                                                           249,983           2,403
                                                      ---------------------------------------------------
                                                               (424,943)      (2,165,134)       (381,664)

Interest receivable                                                 511            9,388              34
Interest payable                            6                   (11,866)         (60,675)        (14,741)

                                                      ---------------------------------------------------
Profit/(loss) before taxation                                  (436,298)      (2,216,421)       (396,371)

Tax on loss on ordinary activities                                    0           39,080               0

                                                      ---------------------------------------------------
Profit/(loss) after taxation                                   (436,298)      (2,177,341)       (396,371)

Minority Interest                                                37,333           79,955           9,536

Loss attributable to members of the
parent company                                                 (398,965)      (2,097,386)       (386,835)

Loss for the financial period                                  (398,965)      (2,097,386)       (386,835)

AAE  GROUP  CONSOLIDATED  BALANCE  SHEET

                                                          AS AT          AS AT        AS AT
                                                      30 SEPTEMBER   31 DECEMBER     31 MARCH
                                                          2001           2002          2003
                                                                      UNAUDITED     UNAUDITED
                                                            $             $             $
FIXED ASSETS
Intangible assets                                 7.       811,112       650,627       619,330
Tangible assets                                   8.        24,267        26,208        24,115
                                                      -----------------------------------------
                                                           835,379       676,835       643,445

CURRENT ASSETS
Debtors                                           9.        39,244        97,849       199,677
Cash at bank                                                12,846       119,296     1,013,714
                                                      -----------------------------------------
                                                            52,090       217,145     1,213,391

CREDITORS (AMOUNTS FALLING DUE WITHIN
ONE YEAR)                                        10.      (902,012)   (1,499,360)   (2,677,030)
                                                      -----------------------------------------

NET CURRENT LIABILITIES                                   (849,922)   (1,282,215)   (1,463,639)

TOTAL ASSETS LESS CURRENT LIABILITIES                      (14,543)     (605,380)     (820,194)

Minority Interest                                           45,666       125,621       157,577
                                                      -----------------------------------------
                                                            31,123      (479,759)     (662,617)
                                                      -----------------------------------------

CAPITAL AND RESERVES
Called-up equity share capital                   11.       430,088       678,929       730,048
Share Premium                                                          1,417,618     1,580,012
Profit and Loss Account                          12.      (398,965)   (2,576,306)   (2,972,677)
                                                      -----------------------------------------
                                                 13.        31,123      (479,759)     (662,617)
                                                      -----------------------------------------

NOTES TO THE AAE GROUP CONSOLIDATED FINANCIAL STATEMENTS

1.   ACCOUNTING  POLICIES

The following Accounting Policies have been applied consistently in dealing with items which are considered material in relation to the group financial statements.

BASIS  OF  ACCOUNTING
The Financial Statements have been prepared under historical cost convention, and in accordance with generally accepted accounting principles and comply with the financial reporting standards of the Accounting Standards Board, as promulgated by The Institute of Chartered Accountants in Ireland.

BASIS  OF  CONSOLIDATION
The group financial statements consolidate the financial statements of the company and all its subsidiary undertakings made up to the dates as outlined.

The results of the subsidiary undertakings acquired and disposed of in the periods outlined are included in the consolidated profit and loss account from the date of acquisition or up to the date of disposal. Upon the acquisition of a business, fair values are attributed to the identifiable net assets acquired. The group accounting policy in relation to goodwill is set out below.

TANGIBLE  FIXED  ASSETS  AND  DEPRECIATION
Tangible fixed assets are stated at cost or at valuation, less accumulated depreciation. The charge for depreciation is calculated to write down the cost or valuation of tangible fixed assets to their estimated residual values by equal annual installments over their expected economic lives. The economic lives are as follows:

          Office  Equipment                              3  years

Provision is also made for any impairments of tangible fixed assets.

GOODWILL
Purchased goodwill arising on the acquisition of a business represents the excess of the acquisition cost over the fair value of the identifiable net assets when they were acquired. Any excess of the aggregate of the fair value of the identifiable assets acquired over the fair value of the acquisition cost is negative goodwill.

Purchased goodwill arising on the purchase of a company is capitalised in the balance sheet and amortised over the estimated economic life of the goodwill as follows:

          Goodwill  on  consolidation                    5  years

INTANGIBLE  FIXED  ASSETS
Acquired intellectual property is capitalised when it has been assessed for commercial viability and when the costs can be foreseen with reasonable assurance. This is amortized to the profit and loss account on a basis which matches the revenue from the intellectual property. The amortisation of intangible assets is as follows:

          Intellectual  property                     over life of the rights

FOREIGN  CURRENCIES
Transactions in foreign currencies are recorded at the rate ruling at the date of the transactions or at a contracted rate. The resulting monetary assets and liabilities are translated at the rate on the balance sheet date or the contracted rate and the exchange differences are dealt with in the profit and loss account.

2.   TURNOVER
                                                                        PERIOD FROM    FIFTEEN MONTH    THREE MONTH
                                                                        14 OCT 00 TO    PERIOD ENDED   PERIOD ENDED
     The turnover and loss before tax are                                30 SEPT 01      31 DEC 02       31 MAR 03
     attributable to the principal activity of the group                     $               $               $

     The geographical analysis of turnover is as follows:

     United States of America                                                                  50,701
     United Kingdom                                                             3,137
                                                                       ----------------------------------------------


3.   OPERATING LOSS
                                                                         PERIOD FROM    FIFTEEN MONTH    THREE MONTH
                                                                         14 OCT 00 TO    PERIOD ENDED    PERIOD ENDED
     The group operating loss is stated after                             30 SEPT 01      31 DEC 02       31 MAR 03
     charging:                                                               $                 $              $

     Amortisation                                                              53,510         160,484         31,297
     Depreciation                                                              12,153          23,680          2,093
     Operating lease costs: Vehicles                                            3,634
     Auditors remuneration                                                      4,555          25,485         11,700
                                                                       ==============================================


4.   PARTICULARS OF EMPLOYEES
                                                                          PERIOD FROM    FIFTEEN MONTH    THREE MONTH
                                                                         14 OCT 00 TO    PERIOD ENDED    PERIOD ENDED
     The aggregate payroll costs for the Group                            30 SEPT 01       31 DEC 02       31 MAR 03
     were:                                                                   $                 $               $

     Wages and salaries                                                        55,072          85,443        130,286
     Social welfare costs                                                       7,944          19,372          8,521
                                                                       ----------------------------------------------
                                                                               63,016         104,815        138,807
                                                                       ==============================================

5.   DIRECTORS'  EMOLUMENTS


                                                   PERIOD FROM   FIFTEEN MONTH   THREE MONTH
                                                  14 OCT 00 TO   PERIOD ENDED    PERIOD ENDED
     The directors' aggregate emoluments in        30 SEPT 01      31 DEC 02      31 MAR 03
     respect of qualifying services to the Group        $              $              $
     were:
       Emoluments payable                               55,072          85,443
                                                  ============================


6.   INTEREST  PAYABLE


                                                 PERIOD FROM     FIFTEEN MONTH   THREE MONTH
                                                14 OCT 00 TO     PERIOD ENDED    PERIOD ENDED
                                                 30 SEPT 01       31 DEC 02       31 MAR 03
                                                     $                $               $
     Interest payable on group bank borrowing         (11,866)         (60,675)      (14,741)
                                                =============================================


7.   INTANGIBLE  ASSETS


                            INTELLECTUAL    GOODWILL ON
                              PROPERTY     CONSOLIDATION    TOTAL
                                  $              $            $
     COST
     Additions                    354,967         509,655   864,622
                            ---------------------------------------
     At 30 September 2001         354,967         509,655   864,622
                            ---------------------------------------

     Additions
                            ---------------------------------------
     At 31 December 2002          354,967         509,655   864,622
                            ---------------------------------------

     Additions
                            ---------------------------------------
     At 31 March 2003             354,967         509,655   864,622
                            ---------------------------------------

     AMORTISATION
     Charge for the period         11,024          42,486    53,510
                            ---------------------------------------
     At 30 September 2001          11,024          42,486    53,510
                            ---------------------------------------

     Charge for the period         33,071         127,414   160,484
                            ---------------------------------------
     At 31 December 2002           44,095         169,900   213,995
                            ---------------------------------------

     Charge for the period          7,214          24,084    31,297
                            ---------------------------------------
     At 31 March 2003              51,308         193,984   245,292
                            ---------------------------------------

     NET BOOK VALUE

     At 31 March 2003             303,659         315,671   619,330
                            =======================================

     At 31 December 2002          310,872         339,755   650,627
                            =======================================

     At 30 September 2001         343,943         467,168   811,112
                            =======================================

8.   TANGIBLE  FIXED  ASSETS


                                                          OFFICE
                                                        EQUIPMENT    TOTAL
                                                            $          $
     COST
     Additions                                              36,420   36,420
                                                        -------------------
     At 30 September 2001                                   36,420   36,420
                                                        -------------------

     Additions                                              25,621   25,621
                                                        -------------------
     At 31 December 2002                                    62,041   62,041
                                                        -------------------

     Additions                                                            0
                                                        -------------------
     At 31 March 2003                                       62,041   62,041
                                                        -------------------

     ACCUMULATED DEPRECIATION
     Charge for the period                                  12,153   12,153
                                                        -------------------
     At 30 September 2001                                   12,153   12,153
                                                        -------------------

     Charge for the period                                  23,680   23,680
                                                        -------------------
     At 31 December 2002                                    35,833   35,833
                                                        -------------------

     Charge for the period                                   2,093    2,093
                                                        -------------------
     At 31 March 2003                                       37,926   37,926
                                                        -------------------

     NET BOOK VALUE
     At 31 March 2003                                       24,115   24,115
                                                        ===================

     At 31 December 2002                                    26,208   26,208
                                                        ===================

     At 30 September 2001                                   24,267   24,267
                                                        ===================


9.   DEBTORS


                                                AS AT       AS AT      AS AT
                                              30 SEPT 01  31 DEC 02  31 MAR 03
                                                 $           $           $

     Trade debtors                                 6,428      23,206  115,722
     Other debtors                                32,816      74,643   83,955
                                              -------------------------------
                                                  39,244      97,849  199,677
                                              ===============================

10.  CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR


                                      AS AT       AS AT       AS AT
                                    30 SEPT 01  31 DEC 02   31 MAR 03
                                       $           $            $
     Bank overdraft                    642,984     804,333    788,097
     Trade creditors                   174,584     537,988    649,053
     Taxation and social welfare         5,954      52,781     52,781
     Other creditors                    76,284      80,607    119,444
     Accruals and deferred income        2,206      23,651     67,655
     Financing Loan                                         1,000,000
                                       902,012   1,499,360  2,677,030

     The bank overdraft is secured by a personal guarantee from a director and certain shareholders.


11.  SHARE  CAPITAL


                                                    AS AT        AS AT       AS AT
                                                 30 SEPT 01   31 DEC 02    31 MAR 03
                                                     $            $            $
     AUTHORISED SHARE CAPITAL:

     "A" Ordinary shares of  1 each                   38,100       38,100      38,100

     500,000,000 Ordinary shares of $0.01 each     5,000,000    5,000,000   5,000,000

                                                 ------------------------------------
                                                   5,038,100    5,038,100   5,038,100
                                                 ====================================

     ALLOTTED AND CALLED UP:                       AS AT        AS AT        AS AT
                                                 30 SEPT 01  31 DEC 02    31 MAR 03
     Ordinary shares of $0.01                      NUMBER       NUMBER       NUMBER
     ------------------------

     As at beginning of period                             0   43,008,772  67,892,921
     Issued during period                         43,008,772   24,884,149   5,111,927
                                                 ------------------------------------
     As at end of period                          43,008,772   67,892,921  73,004,848
                                                 ====================================

                                                    AS AT        AS AT       AS AT
                                                 30 SEPT 01   31 DEC 02    31 MAR 03
                                                     $            $            $

                                                 ------------------------------------
     Ordinary shares of $0.01 each                   430,088      678,929     730,048
                                                 ====================================


     There were a number of outstanding shares options which can be viewed in the Offer Document.

12.  RESERVES


                                  AS AT       AS AT       AS AT
                                30 SEPT 01  31 DEC 02   31 MAR 03
                                    $           $            $
     Profit and Loss Account

     Opening balance                    0     398,965  2,576,306
     Loss for the period          398,965   2,177,341    396,371
                                  ------------------------------
     Closing balance              398,965   2,576,306  2,972,677
                                  ==============================


13.  RECONCILIATION  OF  MOVEMENTS  IN  SHAREHOLDERS'
     FUNDS


                                                    AS AT        AS AT        AS AT
                                                 30 SEPT 01   31 DEC 02     31 MAR 03
                                                     $            $             $
  Loss for the financial period                    (436,298)   (2,177,341)  (396,371)

  New equity capital subscribed                     430,088       248,841     51,119
  Share premium attached to capital subscribed                  1,417,618    162,394
                                                 ------------------------------------
                                                     (6,210)     (510,882)  (182,858)
  Opening shareholders' equity funds                 37,333        31,123   (479,759)
                                                 ------------------------------------

  Closing shareholders' equity funds                 31,123      (479,759)  (662,617)
                                                 ====================================


14.  DETAILS  OF  FINANCIAL  STATEMENTS

     With regard to the financial statements printed in this document, the figures to 30 September 2001 have been audited by PRB Martin Mollins, of Bridge Road, Haywards, Heath, West Sussex, RH16 ITX, United Kingdom. These audited figures exclude the United States subsidiary, AAE Technologies Inc.

     With regard to the figures relating to the 15 month period ended 31 December 2002 and to the 3-month period ended 31 March 2003, these figures have not been audited and are provided by Management to enable an informed decision on the financial position of the group.

      FINANCIAL INFORMATION RELATING TO AAE TECHNOLOGIES INTERNATIONAL PLC

 SECTION B:  AUDITED FINANCIAL STATEMENTS FOR THE PERIOD ENDED 30 SEPTEMBER 2001





                       AAE TECHNOLOGIES INTERNATIONAL PLC

                              FINANCIAL STATEMENTS

                              FOR THE PERIOD ENDED

                                30 SEPTEMBER 2001






                    COMPANY REGISTRATION NUMBER 327106 (EIRE)

                       AAE TECHNOLOGIES INTERNATIONAL PLC

                              FINANCIAL STATEMENTS

                PERIOD FROM 14 OCTOBER 2000 TO 30 SEPTEMBER 2001



     CONTENTS                                                          PAGE

     Officers  and  professional  advisers                              1

     The  directors'  report                                            2

     Independent  auditors'  report  to  the  shareholders              4

     Profit  and  loss  account                                         6

     Group  balance  sheet                                              7

     Balance  sheet                                                     8

     Group  cash  flow                                                  9

     Notes  to  the  financial  statements                             10

                       AAE TECHNOLOGIES INTERNATIONAL PLC

                       OFFICERS AND PROFESSIONAL ADVISERS



THE BOARD OF DIRECTORS                          Mr A Dean-Smith
                                                Mr A Rae
                                                Mr P Shapiro
                                                Mr C Desmond

COMPANY SECRETARY                               Mr C Desmond

REGISTERED OFFICE                               The Arch
                                                Father Matthew Quay
                                                Cork
                                                Eire

AUDITORS                                        PRB Martin Pollins
                                                Chartered Accountants
                                                & Registered Auditors
                                                4/5 Bridge Road Business Park
                                                Bridge Road
                                                Haywards Heath
                                                West Sussex
                                                RH16 1TX

BANKERS                                         Ulster Bank Ireland Limited
                                                PO Box 145
                                                33 College Green
                                                Dublin 2
                                                Eire

                                                                          PAGE 2
                       AAE TECHNOLOGIES INTERNATIONAL PLC

                              THE DIRECTORS' REPORT
                PERIOD FROM 14 OCTOBER 2000 TO 30 SEPTEMBER 2001


The directors present their report and the financial statements of the group for the period from 14 October 2000 to 30 September 2001.

PRINCIPAL  ACTIVITIES  AND  BUSINESS  REVIEW

The principal activity of the company during the year was that of a holding company. On 26th October 2000, the company changed its name from Millingham Limited to AAE Technologies International Limited and on 5th December 2000 it re-registered as a public company.

The principal activities of the group's subsidiaries are as follows:

     -    AAE  Holdings  Plc  -  intermediate  holding  company
     - AAE Technologies Limited - the development and marketing of proprietary fuel additive technologies for the international motor fuel market.
     -    AAE  (Research  and  Development)  Limited  -  non  trading

RESULTS  AND  DIVIDENDS

The trading results for the period, and the group's financial position at the end of the period are shown in the attached financial statements. The directors are unable to recommend a dividend. The deficit for the period amounting to 437,904 will be carried forward to the following year.

THE  DIRECTORS  AND  THEIR  INTERESTS

The directors who served the company during the period together with their beneficial and family interests in the shares of the company were as follows:

                                AT 30 SEPTEMBER 2001  AT 14 OCTOBER 2000
MR A DEAN-SMITH
'A' Ordinary shares of  1 each                     -                   1
Ordinary shares of $1 each                         -              16,499
Ordinary shares of $0.01 each              7,265,385                   -
MR A RAE                                                               -
'A' Ordinary shares of  1 each                     -                   1
Ordinary shares of $1 each                         -              16,498
Ordinary shares of $0.01 each              4,449,500                   -
MR P SHAPIRO
Ordinary shares of $0.01 each                244,677                   -
MR C DESMOND
Ordinary shares of $0.01 each                200,000                   -


FIXED  ASSETS

The movements in fixed assets are recorded in the notes to the financial statements.

SAFETY,  HEALTH  AND  WELFARE  ACT  1989

The company is taking the necessary action to ensure compliance with the Act, including the adoption of a safety statement.

                                                                          PAGE 3
                       AAE TECHNOLOGIES INTERNATIONAL PLC

                              THE DIRECTORS' REPORT
                PERIOD FROM 14 OCTOBER 2000 TO 30 SEPTEMBER 2001


DIRECTORS'  RESPONSIBILITIES

Company law requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the company and of the group at the end of the period and of the group's profit or loss for the period then ended.

In  preparing  those  financial  statements,  the  directors  are  required  to:

     select suitable accounting policies, as described on page 11, and then apply them consistently;

     make  judgements  and  estimates  that  are  reasonable  and  prudent;

     state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements; and

     prepare the financial statements on the going concern basis unless it is inappropriate to presume that the group will continue in business.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the group and to enable them to ensure that the financial statements comply with the Companies Act, 1963 to 1999. The directors are also responsible for safeguarding the assets of the group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

POLICY  ON  THE  PAYMENT  OF  CREDITORS

The group's policy for the year to 30th September 2002 for all suppliers is to fix terms of payment when agreeing the terms of each business transaction, to ensure the supplier is aware of those terms and to abide by the agreed terms of payment. The creditor payment days outstanding for the group at 30th September 2001 were 158 days.

POST  BALANCE  SHEET  EVENTS

After the year-end, the company issued a further 24,181,038 shares for a total consideration of 1,586,786.

AUDITORS

During the period, the auditors, PRB Martin Pollins were appointed and will continue in office in accordance with section 160(2) of the Companies Act 1963, subject to shareholder approval at the Annual General Meeting.

Registered  office:              Signed  on  behalf  of  the  directors

The  Arch                        "Anthony  Dean-Smith"
Father  Matthew  Quay
Cork
Eire                             MR  A  DEAN-SMITH
                                 Director

                       AAE TECHNOLOGIES INTERNATIONAL PLC

                PERIOD FROM 14 OCTOBER 2000 TO 30 SEPTEMBER 2001


We have audited the financial statements on pages 6 to 16 which have been prepared under the historical cost convention and the accounting policies set out on page 11.

RESPECTIVE  RESPONSIBILITIES  OF  THE  DIRECTORS  AND  THE  AUDITORS

As described on page 3, the group and company's directors are responsible for the preparation of the financial statements in accordance with applicable law and Irish Accounting Standards.

It is our responsibility to audit the financial statements in accordance with relevant legal and regulatory requirements and Auditing Standards promulgated by the Auditing Practices Board in Ireland and the United Kingdom.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Acts. We also report to you whether in our opinion: proper books of account have been kept by the group and company; whether, at the balance sheet date, there exists a financial situation requiring the convening of an extraordinary general meeting of the company; and whether the information given in the directors' report is consistent with the financial statements. In addition, we state whether we have obtained all the information and explanations necessary for the purposes of our audit and whether the group and company's balance sheet and its profit and loss account are in agreement with the books of account.

We report to the shareholders if, in our opinion, any information specified by law regarding directors' remuneration and directors' transactions is not given and, where practicable, include such information in our report.

We read the directors' report and consider the implications for our report if we become aware of any apparent misstatements within it.

BASIS  OF  AUDIT  OPINION

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

                       AAE TECHNOLOGIES INTERNATIONAL PLC

                PERIOD FROM 14 OCTOBER 2000 TO 30 SEPTEMBER 2001


OPINION

In our opinion the financial statements give a true and fair view of the state of affairs of the group and company as at 30 September 2001 and of its loss for the period then ended, and have been properly prepared in accordance with the Companies Acts 1963 to 1999.

We have obtained all the information and explanations we consider necessary for the purposes of our audit. In our opinion proper books of account have been kept by the group and company. The financial statements are in agreement with the books of account. In our opinion the information given in the directors' report on pages 2 to 4 is consistent with the financial statements.

The net assets of the company, as stated in the balance sheet on pages 9 to 10 are more than half of the amount of its called up share capital and in our opinion, on that basis there did not exist at 30 September 2001 a financial situation which under Section 40(1) of the Companies (Amendment) Act 1983 may require the convening of an extraordinary general meeting of the company.




4/5  Bridge  Road  Business  Park                 PRB  MARTIN  POLLINS
Bridge  Road                                      Chartered  Accountants
Haywards  Heath                                   &  Registered  Auditors
West  Sussex
RH16  1TX

                                                                          PAGE 6

                       AAE TECHNOLOGIES INTERNATIONAL PLC

                            PROFIT AND LOSS ACCOUNT

                PERIOD FROM 14 OCTOBER 2000 TO 30 SEPTEMBER 2001


                                                        PERIOD FROM    Period from
                                                        14 OCT 00 TO  14 Apr 00 to
                                                NOTE     30 SEP 01     13 Oct 00
                                                           EURO            EURO

GROUP TURNOVER                                      2      3,443              -

Cost of sales                                               (550)             -
                                                        ---------  -------------

GROSS PROFIT                                               2,893              -

Administrative expenses                                 (469,311)             -
                                                        ---------  -------------
OPERATING LOSS                                      3   (466,418)             -

Interest receivable                                          561              -
Interest payable                                    6    (13,024)             -
                                                        ---------  -------------

LOSS ON ORDINARY ACTIVITIES BEFORE TAXATION             (478,881)             -

Tax on loss on ordinary activities                             -              -
                                                        ---------  -------------

LOSS ON ORDINARY ACTIVITIES AFTER TAXATION              (478,881)             -

Minority interests                                        40,977              -
                                                        ---------  -------------

LOSS ATTRIBUTABLE TO MEMBERS OF THE PARENT

COMPANY                                             7   (437,904)             -
                                                        ---------  -------------

LOSS FOR THE FINANCIAL PERIOD                           (437,904)             -
                                                        =========  =============

  The company has no recognised gains or losses other than the results for the period as set out above.

        All of the activities of the company are classed as continuing.

The company has taken advantage of section 3(2) of the Companies (Amendment) Act
              1986 not to publish its own Profit and Loss Account.

These financial statements were approved by the directors on the . . . , and are signed on their behalf by:

"Anthony  Dean-Smith"

MR  A  DEAN-SMITH
Director


      THE NOTES ON PAGES 10 TO 16 FORM PART OF THESE FINANCIAL STATEMENTS.

                                                                          PAGE 7


                       AAE TECHNOLOGIES INTERNATIONAL PLC

                              GROUP BALANCE SHEET

                                30 SEPTEMBER 2001

                                          NOTE          30 SEP 01           13 Oct 00
                                                  EURO       EURO       EURO    EURO
FIXED ASSETS
Intangible assets                            8               890,276                -
Tangible assets                              9                26,635                -
                                                            ---------          ------
                                                             916,911                -

CURRENT ASSETS
Debtors                                     11     43,292              28,042
Cash at bank                                       13,882               9,346
                                                 ---------             ------
                                                   57,174              37,388

CREDITORS: AMOUNTS FALLING DUE WITHIN       12   (990,047)                  -
ONE YEAR                                         ---------             ------


NET CURRENT (LIABILITIES)/ASSETS                            (932,873)          37,388
                                                            ---------          ------

TOTAL ASSETS LESS CURRENT LIABILITIES                        (15,962)          37,388

MINORITY INTERESTS                                            50,123                -
                                                            ---------          ------
                                                              34,161           37,388
                                                            =========          ======

CAPITAL AND RESERVES
Called-up equity share capital              13               472,065           37,388
Profit and Loss Account                     14              (437,904)               -

SHAREHOLDERS' FUNDS                         15                34,161           37,388

These financial statements were approved by the directors on the . . . , and are signed on their behalf by:

"Anthony  Dean-Smith"

MR  A  DEAN-SMITH
Director


      THE NOTES ON PAGES 10 TO 16 FORM PART OF THESE FINANCIAL STATEMENTS.

                                                                          PAGE 8


                       AAE TECHNOLOGIES INTERNATIONAL PLC

                                  BALANCE SHEET

                                30 SEPTEMBER 2001


                                          NOTE      30 SEP 01          13 Oct 00
                                                  EURO    EURO      EURO     EURO
FIXED ASSETS
Investments                                 10           472,065                2
CURRENT ASSETS
Debtors                                     11        -            28,042
Cash at bank                                          -             9,346
                                                -------           -------
                                                      -            37,388

CREDITORS: AMOUNTS FALLING DUE WITHIN
ONE YEAR                                    12        -               (2)
                                                                  -------
                                                -------

NET CURRENT ASSETS                                             -           37,386
                                                         -------           ------

TOTAL ASSETS LESS CURRENT LIABILITIES                    472,065           37,388
                                                         =======           ======

CAPITAL AND RESERVES
Called-up equity share capital              13           472,065           37,388
                                                         -------           ------

SHAREHOLDERS' FUNDS                                      472,065           37,388
                                                         =======           ======

These financial statements were approved by the directors on the , and are signed on their behalf by:

"Anthony  Dean-Smith"

MR  A  DEAN-SMITH
Director



      THE NOTES ON PAGES 10 TO 16 FORM PART OF THESE FINANCIAL STATEMENTS.

                                                                          PAGE 9


                       AAE TECHNOLOGIES INTERNATIONAL PLC

                                GROUP CASH FLOW

                PERIOD FROM 14 OCTOBER 2000 TO 30 SEPTEMBER 2001

                                                   PERIOD FROM           Period from
                                                  14 OCT 00 TO            14 Apr 00 to
                                       NOTE        30 SEP 01             13 Oct 00
                                               EURO       EURO      EURO      EURO
NET CASH OUTFLOW FROM                   16              (701,240)            (28,042)
OPERATING ACTIVITIES
RETURNS ON INVESTMENTS AND
SERVICING OF FINANCE
Interest received                                 561                    -
Interest paid                                 (13,024)                   -
                                             ---------             --------

NET CASH OUTFLOW FROM RETURNS ON                         (12,463)                  -
INVESTMENTS AND SERVICING OF
FINANCE
ACQUISITIONS AND DISPOSALS
Cash acquired with subsidiaries                12,500                    -
                                             ---------             --------

NET CASH INFLOW FROM ACQUISITIONS                         12,500                   -
AND DISPOSALS                                           ---------            --------

CASH OUTFLOW BEFORE FINANCING                           (701,203)            (28,042)
FINANCING
Issue of equity share capital                       -               37,388
                                             ---------             --------

NET CASH INFLOW FROM FINANCING                                 -              37,388
                                                        ---------            --------

(DECREASE)/INCREASE IN CASH             17              (701,203)              9,346
                                                        =========            ========



      THE NOTES ON PAGES 10 TO 16 FORM PART OF THESE FINANCIAL STATEMENTS.

                                                                         PAGE 10
                       AAE TECHNOLOGIES INTERNATIONAL PLC

                        NOTES TO THE FINANCIAL STATEMENTS
                PERIOD FROM 14 OCTOBER 2000 TO 30 SEPTEMBER 2001

1.   ACCOUNTING  POLICIES

     BASIS  OF  ACCOUNTING

     The financial statements have been prepared under the historical cost convention, and in accordance with applicable accounting standards.

     BASIS  OF  CONSOLIDATION

     The consolidated accounts incorporate the accounts of the company and all group undertakings. These are adjusted, where appropriate, to conform to group accounting policies. Acquisitions are accounted for under the acquisition method and goodwill on consolidation is capitalised and written off over five years from the year of acquisition. The results of companies acquired or disposed of are included in the profit and loss account after or up to the date that control passes respectively. As a consolidated profit and loss account is published, a separate profit and loss account for the parent company is omitted from the group accounts by virtue of section  3(2)(3)  of  the  Companies  (Amendment)  Act  1986.

     FOREIGN  CURRENCIES

     Assets and liabilities in foreign currencies are translated into euros at the rates of exchange ruling at the balance sheet date. Transactions in foreign currencies are translated into euros at the rate of exchange ruling at the date of the transaction. Exchange differences are taken into account in arriving at the operating profit.

     AMORTISATION

     Amortisation is calculated so as to write off the cost of an asset, less its estimated residual value, over the useful economic life of that asset as follows:

     Intellectual  property  -  over  the  life  of  the  rights
     Goodwill  on  consolidation  -  5  years  straight  line

     DEPRECIATION

     Depreciation is calculated so as to write off the cost of an asset, less its estimated residual value, over the useful economic life of that asset as follows:

     Office  equipment  -  33.33%  reducing  balance  basis

     2.  TURNOVER

     The turnover and loss before tax are attributable to the principal activity of the group.

     An  analysis  of  turnover  is  given  below:

                                                 PERIOD FROM     Period from
                                                14 OCT 00 TO    14 Apr 00 to
                                                 30 SEP 01        13 Oct 00
                                                    EURO            EURO
     United Kingdom                                  3,443               -
                                                ==============  ============

                                                                         PAGE 11
                       AAE TECHNOLOGIES INTERNATIONAL PLC

                        NOTES TO THE FINANCIAL STATEMENTS
                PERIOD FROM 14 OCTOBER 2000 TO 30 SEPTEMBER 2001

3.   OPERATING  LOSS

     The  group  operating  loss  is  stated  after  charging:

                                              PERIOD FROM    Period from
                                              14 OCT 00 TO  14 Apr 00 to
                                               30 SEP 01      13 Oct 00
                                                 EURO           EURO
     Amortisation                                   58,733            -
     Depreciation                                   13,318            -
       Operating lease costs:
     Vehicles                                        3,989            -
     Auditors remuneration                           5,000            -
                                              ============  ===========


4.   PARTICULARS  OF  EMPLOYEES

     The  aggregate  payroll  costs  to  the  Group  were:

                                              PERIOD FROM    Period from
                                              14 OCT 00 TO  14 Apr 00 to
                                               30 SEP 01      13 Oct 00
                                                 EURO            EURO
     Wages and salaries                              60,447            -
     Social welfare costs                             8,719            -
                                               ------------  -----------

                                                     69,166            -
                                               ============  ===========

     The average number of staff employed by the group during the financial period amounted to 4.

5.   DIRECTORS'  EMOLUMENTS

     The directors' aggregate emoluments in respect of qualifying services to the Group were:

                                              PERIOD FROM    Period from
                                              14 OCT 00 TO  14 Apr 00 to
                                               30 SEP 01      13 Oct 00
                                                 EURO           EURO
     Emoluments payable                            60,447            -
                                              ============  ===========

6.   INTEREST  PAYABLE

                                                   PERIOD FROM    Period from
                                                   14 OCT 00 TO  14 Apr 00 to
                                                    30 SEP 01      13 Oct 00
                                                      EURO           EURO
     Interest payable on group bank borrowing            13,024            -
                                                   ============  ============


7.   LOSS  ATTRIBUTABLE  TO  MEMBERS  OF  THE  PARENT  COMPANY

     The profit dealt with in the accounts of the parent company was Nil.

                                                                         PAGE 12
                       AAE TECHNOLOGIES INTERNATIONAL PLC

                        NOTES TO THE FINANCIAL STATEMENTS
                PERIOD FROM 14 OCTOBER 2000 TO 30 SEPTEMBER 2001

8.   INTANGIBLE  FIXED  ASSETS

                                      INTELLECTUAL   GOODWILL ON
     GROUP                              PROPERTY    CONSOLIDATION   TOTAL
                                          EURO          EURO         EURO
     COST
     Additions                             389,612        559,397  949,009
                                      ------------  -------------  -------
                                            ------         ------   ------
     AT 30 SEPTEMBER 2001                  389,612        559,397  949,009
                                      ============  =============  =======

     AMORTISATION
     Charge for the period                  12,100         46,633   58,733
                                      ------------  -------------  -------
     AT 30 SEPTEMBER 2001                   12,100         46,633   58,733
                                      ============  =============  =======

     NET BOOK VALUE
     AT 30 SEPTEMBER 2001                  377,512        512,764  890,276
                                      ============  =============  =======



9.   TANGIBLE  FIXED  ASSETS

     GROUP                                                OFFICE EQUIPMENT
                                                                EURO
     COST
     Additions                                                      39,953
                                                          ----------------
     AT 30 SEPTEMBER 2001                                           39,953
                                                          ================

     DEPRECIATION
     Charge for the period                                          13,318
                                                          ----------------
     AT 30 SEPTEMBER 2001                                           13,318
                                                          ================

     NET BOOK VALUE
     AT 30 SEPTEMBER 2001                                           26,635
                                                          ================

                                                                         PAGE 13
                       AAE TECHNOLOGIES INTERNATIONAL PLC

                        NOTES TO THE FINANCIAL STATEMENTS
                PERIOD FROM 14 OCTOBER 2000 TO 30 SEPTEMBER 2001

10.  INVESTMENTS

                                                      GROUP
     COMPANY                                        COMPANIES
                                                       EURO

     COST
     Additions                                        472,065
                                               --------------
     At 30 September 2001                             472,065
                                               ==============

     NET BOOK VALUE
     AT 30 SEPTEMBER 2001                             472,065
                                               ==============


     The above investment relates to a 90.52% shareholding in AAE Holdings Plc and its subsidiary undertaking, AAE Technologies Limited. Both companies are registered in England. AAE Holdings Plc is an intermediate holding company and AAE Technologies Limited develops and markets proprietary fuel additive technologies for the international motor fuel market. The company also has a 100% shareholdings in AAE (Research and Development) Limited, a non-trading company registered in the Republic of Ireland.

11.  DEBTORS

                                          GROUP               COMPANY
                                  30 SEP 01  13 Oct 00  30 SEP 01  13 Oct 00
                                    EURO       EURO       EURO       EURO
Trade debtors                         7,055          -          -       -
Other debtors                        36,237          -          -       -
Called up share capital not paid          -     28,042          -  28,042
                                  ---------  ---------  ---------  ------
                                     43,292     28,042          -  28,042
                                  =========  =========  =========  ======


12.  CREDITORS:  AMOUNTS  FALLING  DUE  WITHIN  ONE  YEAR


                                     GROUP                COMPANY
                              30 SEP 01  13 Oct 00  30 SEP 01  13 Oct 00
                                EURO       EURO       EURO       EURO
Bank overdraft                  705,739          -          -         -
Trade creditors                 191,623          -          -         -
Taxation and social welfare       6,535          -          -         -
Other creditors                  83,730          2          -         2
Accruals and deferred income      2,420          -          -         -
                              ---------  ---------  ---------  ---------
                                990,047          2          -         2
                              =========  =========  =========  =========

     The  bank  overdraft  is  secured  by  a  personal  guarantees.

                                                                         PAGE 14
                       AAE TECHNOLOGIES INTERNATIONAL PLC

                        NOTES TO THE FINANCIAL STATEMENTS
                PERIOD FROM 14 OCTOBER 2000 TO 30 SEPTEMBER 2001

13.  SHARE  CAPITAL

     AUTHORISED  SHARE  CAPITAL:

                                                       30 SEP 01   13 Oct 00
                                                         EURO        EURO
     'A' Ordinary Shares of  1 each                       38,100               2
                                                      ==========  ==============

                                                           $           $

     100,000 Ordinary Shares of $1 each                        -         100,000
     500,000,000 Ordinary Shares of $0.01 each         5,000,000               -
                                                      ==========  ==============

     ALLOTTED  AND  CALLED  UP:

                                       30  SEP  01       13  Oct  00
                                        NO.   EURO        No.   EURO
'A' Ordinary Shares of  1 each            -        -        2       2
                                ===========  =======  =======  ======

                                        NO.     $         No.     $
Ordinary Shares of $1 each                -        -   33,000  33,000
Ordinary Shares of $0.01 each    43,008,772  430,088        -       -
                                ===========  =======  =======  ======

     At the year-end, the following share options had been granted:

     ISSUE          NUMBER OF     EXERCISE  PERIOD OF
     DATE        ORDINARY SHARES   PRICE    EXERCISE

     14/7/2001         2,800,000        5p    5 years
     14/7/2001            75,000       10p    5 years
     14/7/2001           850,000       15p    5 years
     14/7/2001           150,000       25p    5 years
     14/7/2001         2,500,000       29p    5 years
     14/7/2001         7,425,435       30p    5 years
     14/7/2001         4,800,000       40p    5 years

                      ----------
                      18,600,435
                      ==========

                                                                         PAGE 15
                       AAE TECHNOLOGIES INTERNATIONAL PLC

                        NOTES TO THE FINANCIAL STATEMENTS
                PERIOD FROM 14 OCTOBER 2000 TO 30 SEPTEMBER 2001

14.  RESERVES

     GROUP                                                   PROFIT AND
                                                            LOSS ACCOUNT
                                                                EURO
     Loss for the period                                        (437,904)
                                                            -------------
     Balance carried forward                                    (437,904)
                                                            =============


15.  RECONCILIATION  OF  MOVEMENTS  IN  SHAREHOLDERS'  FUNDS


                                                         30 SEP 01   13 Oct 00
                                                            EURO       EURO
     Loss for the financial period                        (437,904)          -

     New equity share capital subscribed                   434,677      37,388
                                                         ----------  ---------
     Net addition to funds                                  (3,227)     37,388
     Opening shareholders' equity funds                     37,388           -
                                                         ----------  ---------
     Closing shareholders' equity funds                     34,161      37,388
                                                         ==========  =========


16.  RECONCILIATION  OF  OPERATING  LOSS  TO  NET  CASH  OUTFLOW  FROM OPERATING
     ACTIVITIES

                                                  PERIOD FROM    Period from
                                                 14 OCT 00 TO   14 Apr 00 to
                                                   30 SEP 01      13 Oct 00
                                                     EURO            EURO
     Operating loss                                  (466,418)             -
     Amortisation                                      58,733              -
     Depreciation                                      13,318              -
     Decrease in debtors                                8,807        (28,042)
     Decrease in creditors                           (315,680)             -
                                                  ------------  -------------
     Net cash outflow from operating activities      (701,240)       (28,042)
                                                  ============  =============

17.  RECONCILIATION  OF  NET  CASH  FLOW  TO  MOVEMENT  IN  NET  DEBT

                                                30 SEP 01   13 Oct 00
                                                  EURO        EURO
     (Decrease)/Increase in cash in the period   (701,203)      9,346
                                                ----------  ---------
     Movement in net debt in the period          (701,203)      9,346
                                                ==========  =========
     Net funds at 14 Oct 00                         9,346           -
                                                ----------  ---------
     Net debt at 30 Sep 01                       (691,857)      9,346
                                                ==========  =========

                                                                         PAGE 16

                       AAE TECHNOLOGIES INTERNATIONAL PLC

                        NOTES TO THE FINANCIAL STATEMENTS
                PERIOD FROM 14 OCTOBER 2000 TO 30 SEPTEMBER 2001


18.  ANALYSIS  OF  CHANGES  IN  NET  DEBT

                                                  AT                      AT
                                         14 OCT 2000 CASH FLOWS  30 SEP 2001
                                             EURO       EURO         EURO
     Net cash:
     Cash in hand and at bank                9,346       4,536      13,882
     Overdrafts                                  -    (705,739)   (705,739)
                                         ---------  -----------  ----------
     Net debt                                9,346    (701,203)   (691,857)
                                         =========  ===========  ==========


19.  POST  BALANCE  SHEET  EVENTS


     After the year-end, the company issued a further 24,181,038 shares for a total consideration of 1,586,786.

                                   APPENDIX IV

                        SECTION A: FORM 10-QSB INCLUDING
             FINANCIAL INFORMATION RELATING TO O2DIESEL CORPORATION
                         (FORMERLY DYNAMIC VENTURES INC.)


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 10-QSB

[ X ] QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

     FOR  THE  QUARTERLY  PERIOD  ENDED  MARCH  31,  2003

[   ]  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES
       EXCHANGE ACT  OF  1934

For  the  transition  period  from . . . . . . . to . . . . . . . . . . .

                        Commission File Number: 000-32217

                             DYNAMIC VENTURES, INC.
                 (Name of small business issuer in its charter)

                 WASHINGTON                                  91-2023525
 (State or Other Jurisdiction of Incorporation)     (IRS Employer Identification
                                                                  No.)

                     114 WEST MAGNOLIA STREET, SUITE 400-127
                         BELLINGHAM, WASHINGTON   98225
                    (Address of Principal Executive Offices)

                                 (360) 392-3950
                           (Issuer's telephone number)


                      APPLICABLE ONLY TO CORPORATE ISSUERS

State the number of shares outstanding of each of the issuer's classes of common equity, as of the latest practicable date:

On May 7, 2003, the registrant had 14,620,000 shares of Common Stock, $0.0001 par value per share, issued and outstanding

  Transitional Small Business Disclosure Format  (check one)  Yes [ ]  No [X]

                             DYNAMIC VENTURES, INC.
                      FOR THE QUARTER ENDED MARCH 31, 2003

                              INDEX TO FORM 10-QSB



                                                                            PAGE
                                                                            ----

PART  I           FINANCIAL  INFORMATION                                     ii

Item  1.          Financial  Statements                                       1

Item  2.          Plan  of  Operation                                        11

Item  3.          Controls  and  Procedures                                  18

PART  II                                                                     19

Item  1.          Legal  Proceedings                                         19

Item  2.          Changes  in  Securities                                    19

Item  3.          Defaults  Upon  Senior  Securities                         19

Item  4.          Submissions of Matters to Vote of Security Holders         19

Item  5.          Other  Information                                         19

Item  6.          Exhibits  and  Reports  on  Form  8-K                      20

Signatures                                                                   21


                                      IV-A2

EXPLANATORY  NOTE:

Dynamic Ventures Inc. issued a stock dividend of seven-tenths of one share for every one share issued and outstanding to shareholders of record at 8:00 a.m. (Eastern time) on April 9, 2003 (the "Record Date"). As of the Record Date, the Company had 8,600,000 shares of common stock issued and outstanding. Fractional shares resulting from the stock dividend were rounded up to the next whole share. After giving effect to the stock dividend, the Company had 14,620,000 shares of common stock issued and outstanding. The information contained in this quarterly report on Form 10-QSB gives retroactive effect to the stock dividend.



                         PART I.  FINANCIAL INFORMATION
                                     ITEM 1.





               Financial  Statements


               DYNAMIC  VENTURES  INC.
               (A  Development  Stage  Company)


               Three  months  ended  March  31,  2003  and  2002
               (Unaudited)


                                      IV-A3

Dynamic  Ventures  Inc.
(A  Development  Stage  Company)
Balance  Sheets
(expressed  in  U.S.  dollars)

                                                                                             March 31,   December 31,
                                                                                                2003         2002
                                                                                                 $            $
                                                                                            (unaudited)   (audited)
Assets

Current Assets

Cash                                                                                             48,687      63,946
--------------------------------------------------------------------------------------------------------------------

Total Assets                                                                                     48,687      63,946
====================================================================================================================


Liabilities and Stockholders' Deficit

Current Liabilities

Accounts payable                                                                                    518           -
Accrued liabilities (Note 5(b))                                                                  27,000      28,201
Note payable (Note 4)                                                                           100,000     100,000
--------------------------------------------------------------------------------------------------------------------

Total Liabilities                                                                               127,518     128,201
--------------------------------------------------------------------------------------------------------------------

Contingent Liability (Note 1)
Commitments (Notes 3 and 6)
Subsequent Event (Note 7)

Stockholders' Deficit

Common Stock: 100,000,000 common shares authorized with a par value of $0.0001;
14,620,000 shares issued and outstanding (Note 7)                                                 1,462       1,462

Additional Paid-in Capital (Note 7)                                                              84,538      84,538

Donated Capital (Note 5(c))                                                                      21,000      18,000
--------------------------------------------------------------------------------------------------------------------
                                                                                                107,000     104,000
--------------------------------------------------------------------------------------------------------------------
Preferred Stock, 20,000,000 preferred shares authorized with a par value of $0.0001; none
issued                                                                                                -           -
--------------------------------------------------------------------------------------------------------------------
Deficit Accumulated During the Development Stage                                               (185,831)   (168,255)
--------------------------------------------------------------------------------------------------------------------
Total Stockholders' Deficit                                                                     (78,831)    (64,255)
--------------------------------------------------------------------------------------------------------------------
Total Liabilities and Stockholders' Deficit                                                      48,687      63,946
====================================================================================================================

(Effective April 9, 2003, Dynamic Ventures Inc. issued a stock dividend of 0.7 shares of common stock for each share of common stock issued and outstanding. Information contained in these financial statements gives retroactive effect to the stock dividend.)




    (The accompanying notes are an integral part of the financial statements)


                                      IV-A4

Dynamic  Ventures  Inc.
(A  Development  Stage  Company)
Statements  of  Operations
(expressed  in  U.S.  dollars)
(unaudited)


                                           Accumulated  from
                                            April 10, 2000         For the
                                          (Date of Inception) Three Months Ended
                                             to  March  31,       March  31,
                                                 2003         2003          2002
                                                  $            $             $
Revenue                                               -             -             -
------------------------------------------------------------------------------------

Expenses

Consulting (Note 5)                              56,318         8,000             -
Foreign exchange loss (gain)                        864          (249)            2
Interest and bank charges (Note 5(b))            27,316         3,087         2,979
License amortized and written-off                24,750             -             -
Market research                                   1,500             -             -
Office, rent and telephone                        8,371           452           819
Organizational and offering costs                11,000             -             -
Professional fees                                39,115         5,064         3,813
Transfer agent and filing fees                    7,704         1,259           900
Web site maintenance fee                          1,000             -             -
Less:  Interest income                           (2,357)          (37)            -
------------------------------------------------------------------------------------
Total Expenses                                  175,581        17,576         8,513
------------------------------------------------------------------------------------
Net Loss for the Period                        (175,581)      (17,576)       (8,513)
====================================================================================
Basic Net Loss Per Share                                            -             -
====================================================================================
Weighted Average Shares Outstanding (Note 7)               14,620,000    14,620,000
====================================================================================


(Diluted loss per share has not been presented as the result is anti-dilutive)




    (The accompanying notes are an integral part of the financial statements)


                                      IV-A5

Dynamic  Ventures  Inc.
(A  Development  Stage  Company)
Statements  of  Cash  Flows
(expressed  in  U.S.  dollars)
(unaudited)

                                                                           For the
                                                                     Three Months Ended
                                                                          March  31,
                                                                       2003       2002
                                                                         $         $
Cash Flows to Operating Activities

  Net loss                                                            (17,576)   (8,513)

  Adjustment to reconcile net loss to cash

    Donated consulting                                                  3,000         -

  Change in operating assets and liabilities

    Increase (decrease) in accounts payable and accrued liabilities      (683)    1,684
----------------------------------------------------------------------------------------
Net Cash Used by Operating Activities                                 (15,259)   (6,829)
----------------------------------------------------------------------------------------
Cash Flows from Financing Activities                                        -         -
----------------------------------------------------------------------------------------
Cash Flows to Investing Activities                                          -         -
----------------------------------------------------------------------------------------
Change in Cash                                                        (15,259)   (6,829)

Cash - Beginning of Period                                             63,946    80,802
----------------------------------------------------------------------------------------
Cash - End of Period                                                   48,687    73,973
========================================================================================


Non-Cash Financing Activities                                               -         -
========================================================================================

Supplemental Disclosures

Interest paid                                                               -         -
Income tax paid                                                             -         -




    (The accompanying notes are an integral part of the financial statements)


                                      IV-A6

Dynamic Ventures Inc.
(A Development Stage Company)
Statement of Stockholders' Deficit
From April 10, 2000 (Date of Inception) to March 31, 2003
(expressed in U.S. dollars)



                                                                                                                Deficit
                                                                                                              Accumulated
                                                                                Additional                    During  the
                                                              Common Stock       Paid-in   Donated            Development
                                                           Shares    Par Value   Capital   Capital    Total      Stage
                                                             #           $          $         $         $          $
Balance - April 10, 2000 (Date of Inception)                      -           -         -         -         -          -

Stock issued for license at a fair market value of
  $0.0058824 per share (Note 7)                           5,950,000         595    34,405         -    35,000          -

Stock issued for organizational expenses and offering
  costs at a fair market value of $0.0058824 per share
  (Note 7)                                                1,870,000         187    10,813         -    11,000          -

Dividend deemed paid (Note 5)                                     -           -         -         -         -    (10,250)

Net loss for the period                                           -           -         -         -         -    (50,707)
-------------------------------------------------------------------------------------------------------------------------

Balance - December 31, 2000 (audited)                     7,820,000         782    45,218         -    46,000    (60,957)

Stock issued at $0.0058824 per share for cash (Note 7)    6,800,000         680    39,320         -    40,000          -

Net loss for the year                                             -           -         -         -         -    (58,167)
-------------------------------------------------------------------------------------------------------------------------

Balance - December 31, 2001 (audited)                    14,620,000       1,462    84,538         -    86,000   (119,124)

Donated consulting                                                -           -         -    18,000    18,000          -

Net loss for the year                                             -           -         -         -         -    (49,131)
-------------------------------------------------------------------------------------------------------------------------

Balance - December 31, 2002 (audited)                    14,620,000       1,462    84,538    18,000   104,000   (168,255)

Donated consulting                                                -           -         -     3,000     3,000          -

Net loss for the period                                           -           -         -         -         -    (17,576)
-------------------------------------------------------------------------------------------------------------------------

Balance - March 31, 2003 (unaudited)                     14,620,000       1,462    84,538    21,000   107,000   (185,831)
=========================================================================================================================




    (The accompanying notes are an integral part of the financial statements)


                                      IV-A7

1.        Development  Stage  Company

          Dynamic Ventures Inc. herein (the "Company") was incorporated in the State of Washington, U.S.A. on April 10, 2000. The Company acquired a license to market and distribute vitamins, minerals, nutritional supplements, and other health and fitness products in the States of Nevada and Utah. The grantor of the license offers these products for sale from various suppliers on their Web Site. The Company is in the early development stage. In a development stage company, management devotes most of its activities in developing a market for its products. Planned principal activities have not yet begun. The ability of the Company to emerge from the development stage with respect to any planned principal business activity is dependent upon its successful efforts to raise additional equity financing and/or attain profitable operations. There is no guarantee that the Company will be able to raise further equity financing or sell any of its products at a profit. There is substantial doubt regarding the Company's ability to continue as a going concern.

          The Company's SB-2 Registration Statement filed with the U.S. Securities and Exchange Commission was declared effective on January 5, 2001. The Company completed an offering and issued 6,800,000 common shares at $0.0058824 per share (4,000,000 common shares at $0.01 per share on a pre-stock dividend basis) for cash proceeds of $40,000. (see Note 7)

          On January 29, 2001, the Company received $100,000 from a company controlled by the President of the Company pursuant to a note payable secured by all corporate property, bearing interest at 12% and due on demand.

          The Company has a working capital deficit of $78,831 as at March 31, 2003. The Company has received written confirmation from the President of the Company that the note payable plus accrued interest totaling $126,000 will not be demanded until such time as the Company is in a financial position to do so. With this confirmation management believes the Company has enough funds to pay creditors and to pay ongoing operating expenses for the next twelve months.

          On March 20, 2003, the Company entered into a letter of intent to acquire all of the issued and outstanding shares in the capital of AAE Technologies International PLC ("AAE") by issuing 18,000,000 shares of common stock. This transaction would effect a reverse merger of the Company. AAE is a fuel additive development and marketing company incorporated in Ireland with offices in the United Kingdom and the United States.

2.        Summary  of  Significant  Accounting  Policies

     (a)  Year  end

          The  Company's  fiscal  year  end  is  December  31.

     (b)  Cash  and  Cash  Equivalents

          The Company considers all highly liquid instruments with a maturity of three months or less at the time of issuance to be cash equivalents.

     (c)  Long-lived  Assets

          In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long Lived Assets", the carrying value of intangible assets and other long-lived assets is reviewed on a regular basis for the existence of facts or circumstances that may suggest impairment. The Company recognizes an impairment when the sum of the expected undiscounted future cash flows is less than the carrying amount of the asset. Impairment losses, if any, are measured as the excess of the carrying amount of the asset over its estimated fair value

     (d)  Foreign  Exchange

          Current monetary assets and liabilities of the Company, which are denominated in foreign currencies, are translated at the exchange rate in effect at the balance sheet dates. Revenues and expenses are translated at rates of exchange prevailing on the transaction dates. Exchange gains or losses on the realization of current monetary assets and the settlement of current monetary liabilities are recognized currently to operations.

     (e)  Revenue  Recognition

          The Company will receive from the Grantor of the license, commissions of one-half of all the profit on all sales made through the Grantor's Web Site. The commission revenue will be recognized in the period the sales have occurred. The Company will report the commission revenue on a net basis as the Company is acting as an Agent for the Grantor and does not assume any risks or rewards of the ownership of the products. This policy is prospective in nature as the Company has not yet generated any revenue.

     (f)  Comprehensive  Income

          SFAS No. 130, "Reporting Comprehensive Income," establishes standards for the reporting and display of comprehensive loss and its components in the financial statements. As at March 31, 2003, the Company has no items that represent comprehensive loss and, therefore, has not included a schedule of comprehensive loss in the financial statements


                                      IV-A8

     (g)  Accounting  for  Stock-Based  Compensation

          SFAS No. 148 amends SFAS No. 123 by providing transition and alternative methods in accounting for stock-based employee compensation. SFAS No. 123, "Accounting for Stock-Based Compensation," requires that stock awards granted be recognized as compensation expense based on fair values at the date of grant. Alternatively, a company may account for stock awards granted under Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees," and disclose pro forma income amounts which would have resulted from recognizing such awards at their fair value. The Company has elected to account for stock-based compensation for employees and non-employees using SFAS No. 123, as amended by SFAS No. 148.

     (h)  Basic  and  Diluted  Net  Income  (Loss)  per  Share

          The Company computes net income (loss) per share in accordance with SFAS No. 128, "Earnings per Share" (SFAS 128). SFAS 128 requires presentation of both basic and diluted earnings per share (EPS) on the face of the income statement. Basic EPS is computed by dividing net income (loss) available to common shareholders (numerator) by the weighted average number of common shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period including stock options, using the treasury stock method, and convertible preferred stock, using the if-converted method. In computing Diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants. Diluted EPS excludes all dilutive potential common shares if their effect is anti dilutive.

     (i)  Use  of  Estimates

          The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods. Actual results could differ from those estimates.

     (j)  Financial  Instruments

          The carrying value of cash, accounts payable, accrued liabilities and note payable approximate fair value due to the relatively short maturity of these instruments.

     (k)  Recent  Accounting  Pronouncements

          In June 2002, FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". This Statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. The Company adopted SFAS No. 146 on January 1, 2003. The adoption of this standard did not have a material effect on the Company's financial position and results of operations.

          FASB has also issued SFAS No. 145, 147 and 149 but these pronouncements will not have any effect on the operations of the Company therefore a description of each and their respective impact on the Company's operations have not been disclosed.

2.        Summary  of  Significant  Accounting  Policies  (continued)

          In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure," which amends SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 expands the disclosure requirements of SFAS No. 123 to require more prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The transition provisions of SFAS No. 148 are effective for fiscal years ended after December 15, 2002. The disclosure provisions of SFAS No. 148 are effective for financial statements for interim periods beginning after December 15, 2002. The Company adopted SFAS No. 148 on January 1, 2003. The adoption of this standard currently has no effect on the Company's results of operations and financial position. Currently the Company does not have a stock option plan in place or planned for the future.

3.        License

          The Company's only asset is a license acquired from Vitamineralherb.com Corp. The grantor to market vitamins, minerals, nutritional supplements and other health and fitness products through the Grantor's Web Site. The Company will market and sell via the Internet, these products to medical practitioners, alternative health professionals, martial arts studios and instructors, sports and fitness trainers, other health and fitness practitioners, school and other fund raising programs and other similar types of customers in Nevada and Utah. The license was acquired on April 10, 2000 for a term of three years. The license will be automatically renewed unless the Company or the Grantor gives the other notice not to renew. The minimum order quantity is 100 bottles per formulation for standard products and 5,000 units for customer formulas. The Grantor has agreed to provide certain business administrative services to the Company, including product development, store inventory, Web Site creation


                                      IV-A9
          and maintenance of an order fulfillment system, thereby enabling the Company to focus strictly on marketing and sales. Some services, such as development of the Web Site and the order fulfillment system, will be provided by the Grantor, while others, such as product development and store inventory, will be provided by the product supplier. The Grantor sets the price for products based on the manufacturer's price, plus a mark up, which the Grantor and the Company share equally. The Company pays an annual fee of $500 for maintenance of the Grantor's Web Site commencing on the anniversary date of April 10th of each year. See Note 5 for consideration paid for the license.

          The License was written-off to operations in fiscal 2000 due to the lack of historical cash flow and lack of a market to resell the license.

4.        Note  Payable

          The Company received $100,000 from a company controlled by the President of the Company pursuant to a note payable secured by all corporate property, bearing interest at 12% and due on demand.

5.        Related  Party  Transactions/Balances

          The following transactions with related parties are bona-fide business transactions and were recorded at their exchange amounts.

          (a) The License referred to in Note 3 was assigned to the Company in fiscal 2000 by the sole director and President of the Company for consideration of 5,950,000 common shares (3,500,000 pre stock dividend common shares - see Note 7) having a fair market value of $35,000. The Company estimated the cost of the license to its President at $24,750. The estimate was based on an allocation of the President's cash outlay of $33,000 for common stock of K-2 Logistics.com Inc., by virtue of which the President obtained the license as well as his continued ownership of K-2 Logistics.com Inc. The fair market value of $35,000, based on recent comparable transactions, was allocated at a par value of $350 and additional paid in capital of $34,650. The excess of fair market value over predecessor cost, being $10,250, was treated as a dividend. The Grantor of the License is not related to the Company.

          (b) The Company has accrued $26,000 of interest owing on a note payable to a company controlled by the President of the Company (See Note 4). A total of $3,000 was charged to operations during the three months ended March 31, 2003 (2002 -$3,000).

          (c) The President of the Company has donated consulting services valued at $3,000 for the three months ended March 31, 2003 (2002
               - $Nil). This amount has been charged to operations and classified as "donated capital" in stockholders' deficit.

          (d) For the three months ended March 31, 2003, the Company paid $4,000 (2002 - $Nil) in consulting fees to a company controlled by the President of the Company. See Note 6.

6.        Commitment

          The Company entered into a consulting services agreement with a company controlled by the President of the Company for $4,000 per month expiring on February 28, 2004.

7.        Subsequent  Event

          Effective on April 9, 2003, the Company issued a stock dividend on each issued and outstanding share of common stock. For each share owned, a stockholder received 0.7 additional shares. The increase in common stock issued and outstanding from the resulting 1.7 for 1 forward stock split has been charged against additional paid-in capital. This change in capital structure has been recorded retroactively in these financial statements.

ITEM 2.  PLAN  OF  OPERATION

The following Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the accompanying unaudited financial statements and notes included in this Quarterly Report on Form 10-QSB (the "Report"). This Report contains statements that may contain forward-looking statements concerning the Registrant's future operations and planned future acquisitions and other matters and the Registrant intends that such forward-looking statements be subject to the safe harbors for such statements. Any statements that involve discussions with respect to predictions, expectations, belief, plans, projections, objectives, assumptions or future events or performance (often, but not always, using phrases such as "expects", or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "estimates" or "intends", or stating that certain actions, events or results "may", could", "might", or "will" be taken or occur or be achieved) are not statements of historical fact and may be "forward looking statements" and are intended to identify forward-looking statements, which include statements relating to, among other things, the ability of the Registrant to raise additional capital, to complete the acquisition of AAE Technologies International PLC and to operate the business of AAE Technologies International PLC.


                                     IV-A10

The Registrant cautions readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. Such forward-looking statements are based on the beliefs of the Registrant's management as well as on assumptions made by and information currently available to the Registrant at the time such statements were made. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, the failure to obtain adequate financing on a timely basis and other risks and uncertainties. Actual results could differ materially from those projected in the forward-looking statements, as a result of either the matters set forth or incorporated in this Report generally or certain economic and business factors, some of which may be beyond the control of the Registrant. These factors include adverse economic conditions, entry of new and stronger competitors, inadequate capital, unexpected costs, failure to gain product approval in the United States or foreign countries and failure to capitalize upon access to new markets.

The Registrant disclaims any obligation subsequently to revise any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

Effective April 9, 2003, Dynamic Ventures Inc. issued a stock dividend of 0.7 shares of common stock for each share of common stock issued and outstanding. Information contained in this quarterly report gives retroactive effect to the stock dividend (the "Forward-Split").

OVERVIEW

The financial statements of Dynamic Ventures, Inc. (the "Company" or "Dynamic Ventures") are prepared in accordance with United States Generally Accepted Accounting Principles. The following management discussion and analysis is qualified in its entirety by, and should be read in conjunction with, the financial statements and notes thereto, included elsewhere in this quarterly report.

Dynamic Ventures, Inc. was incorporated under the laws of the State of Washington on April 10, 2000, and is in its early developmental stages. To date, the Company's only activities have been organizational, directed at acquiring its principal assets, raising its initial capital, developing its business plan and examining business opportunities for the purposes of diversifying its business. Dynamic Ventures has not commenced commercial operations. Dynamic Ventures has no full- time employees and owns no real estate.

LICENSING  AGREEMENT  WITH  VITAMINERALHERB.COM

On April 10, 2000, the Company's majority shareholder, Eric Boehnke, in return for 5,950,000 shares of the Company's common stock (3,500,000 pre-Forward Split shares), transferred to Dynamic Ventures his rights under a License Agreement with Vitamineralherb.com. The License Agreement grants an exclusive right to distribute Vitamineralherb.com products to health and fitness professionals in Nevada and Utah via the Internet. Mr. Boehnke acquired the license under the terms of a settlement agreement by and between Mr. Boehnke, K-2 Logistics.com Inc., a company in which he is the sole shareholder, officer and director, and Mortenson & Associates. Mortenson & Associates had granted K-2 Logistics.com a license to distribute and produce an oxygen-enriched water product, called "Biocatalyst," for remediation of sewage and waste water in septic tanks and waste water treatment facilities. Mortenson & Associates acquired its right to sublicense Biocatalyst to K-2 Logisitics.com from NW Technologies Inc. As a result of a legal dispute between Mortenson & Associates' principal and NW Technologies, Mortenson & Associates was unable to fulfill its obligations to K-2 Logistics.com under the license. Under the terms of the settlement agreement, Vitamineralherb.com, an affiliate of Mortenson & Associates, granted to Mr. Boehnke the license to distribute Vitamineralherb.com products in part for his agreement not to pursue his individual claims against Mortenson & Associates.

Dynamic Ventures' business plan during the year ended December 31, 2002 and the quarter ended March 31, 2003 was to determine the feasibility of selling Vitamineralherb.com products to targeted markets. If the Company determines that the business plan is feasible, the Company may employ salespeople to call on medical professionals, alternative health professionals, martial arts studios and instructors, sports and fitness trainers, other health and fitness professionals, school and other fund raising programs and other similar types of customers to interest these professionals in selling to their clients high-quality, low-cost vitamins, minerals, nutritional supplements, and other health and fitness products. These professionals would sell the products to their clients via the Internet.

LETTER OF INTENT TO ACQUIRE AAE TECHNOLOGIES INTERNATIONAL PLC

On March 20, 2003, the Company entered into a non-binding letter of intent with AAE Technologies International PLC ("AAE") and two of AAE's principal shareholders to acquire all of the issued and outstanding shares of AAE, subject to several conditions including, among others, the negotiation of definitive binding documentation satisfactory to each party at its sole and absolute discretion. There can be no assurance that the conditions will be satisfied or that the Company will enter into definitive binding agreements to acquire AAE. As of the date of this report and in light of the conditions that are required to be satisfied, management of the Company has not determined that the acquisition of AAE is probable at this time.

Under the terms of the non-binding letter of intent, the parties agreed, subject to the satisfaction of certain conditions, as follows:

     - The Company would acquire all of the issued and outstanding shares in the capital of AAE in exchange for 18,000,000 shares of common stock of the Company;

     - The Company would arrange for a bridge loan to AAE in the amount of $1,000,000 (the "Bridge Loan"), which will be converted, upon closing of the AAE acquisition, into shares of the Company at a price of not less than $1.50 per share and on the same terms as the private placement described below;


                                     IV-A11

     - The Company would undertake to complete a non-brokered private placement equity offering of $3,500,000 of shares of common stock in the capital of the Company at a price of not less than $1.50 per share (the "Private Placement"); and

     - Provided that the AAE acquisition and private placement are completed, the Company would undertake a future non-brokered private placement equity offering of an additional $3,500,000 of shares of common stock in the capital of the Company at a price of not less than $1.50 per share (the "Follow-on Private Placement").

Under the terms of the letter of intent, the definitive agreement is anticipated to contain a number of conditions to closing of the acquisition of AAE, including, among others that:

     -    the Company's board of directors shall have approved the transactions;

     - the Company shall have acquired not less than 80% of the shares in the capital of AAE and the Company shall be entitled to use statutory acquisition rights to acquire the remaining shares not acquired;

     - all outstanding options and warrants of AAE shall be exercised or cancelled;

     -    the Private Placement shall have closed on or before the closing date;

     - all parties shall have received all required consents and approvals for the acquisition including, without limitation, those required under applicable securities laws and regulatory rules;

     - the Company shall be satisfied at its sole and absolute discretion with its due diligence review of AAE;

     - AAE shall have made arrangements for the supply of ethanol, or otherwise demonstrated that there is a readily available supply of ethanol, in either case on terms satisfactory to the Company at its sole and absolute discretion;

     - there shall have been no adverse material change in the business, results of operations, assets, liabilities, financial condition or affairs of AAE;

     - AAE shall have entered into employment agreements with certain key employees identified by the Company on reasonable terms satisfactory to the Company; and

     -    other  conditions  that  are  customary  to  acquisition transactions.

In addition, under the terms of the letter of intent, the Company agreed that a portion of the proceeds of the Private Placement will be used for the AAE business and additional proceeds from the Private Placement are to be placed into escrow and released to AAE upon reaching certain business milestones. The Company also agreed to use its best efforts to cause one or more shareholders of the Company to place 1,000,000 shares of the Company's common stock into escrow, such shares to be released to the contributing shareholders upon the satisfaction of certain conditions or to AAE, at its option, for $0.20 per share if conditions to closing are satisfied within six months but closing has not occurred within eight months solely because the Follow-On Private Placement is not completed. The proceeds from the Follow On Private Placement are anticipated to be used to acquire a fuel distribution business.

In March 2003, the Company arranged for the extension of the Bridge Loan to AAE by a third party. The Bridge Loan is secured by the assets of AAE, and will convert into shares of the Company's common stock upon closing of the acquisition of AAE. The Bridge Loan is payable 90 days after any party terminates negotiations or 150 days after the date of the Letter of Intent if the parties do not enter into definitive agreements within 60 days from the date of the Letter of Intent.

The Company is in the process of completing its due diligence related to AAE and there is a substantial likelihood that if the parties enter into definitive agreements related to the acquisition, some of the material terms outlined in the non-binding letter of intent will differ from the actual terms contained in the definitive agreements. There can be no assurance that all of the conditions set forth in the letter of intent will be satisfied.

THE  BUSINESS  OF  AAE

AAE is a fuel additive development and marketing company incorporated in Ireland with offices in the United Kingdom and the United States. Starting in 1997, AAE has developed a line of proprietary additive products designed to improve the performance of ethanol and other oxygenated fuels used in various petroleum-based liquid transportation fuels. AAE is completing product development and regulatory compliance for its technologies via its wholly-owned regional subsidiaries and strategic partnerships. AAE's primary product under development is O2Diesel(TM).

O(2)Diesel(TM) - AAE, together with its exclusive North American marketing partner Octel Starreon, LLC, is commercializing the first of its technologies though sales of O2Diesel(TM) (AAE's branded ethanol-diesel blend) in US and Canadian markets. Octel Starreon, LLC is a fuel additive manufacturer and marketer in the United States, and associated with Associated Octel, the largest fuel additive manufacturer and marketer in the world. O2Diesel(TM) is formulated using AAE's and Octel Starreon's proprietary additive technology (Octel Octimax 4900 Series) and is a highly stable ethanol-diesel fuel blend with enhanced water and temperature tolerance. O2Diesel(TM) contains a 10% blend of ethanol treated with Octel Octimax 4900 Series, which is registered with the United States Environmental Protection Agency as a fuel additive. Tests conducted using O2DieselTM has shown that it can significantly reduce emissions of visible smoke, nitrogen oxides, carbon monoxide, particulate matter and aldehydes in a range of engine applications with no loss of power or engine efficiency.


                                     IV-A12

O2Diesel(TM) meets or exceeds emissions targets for diesel fuels sold in California. O2Diesel(TM) is commercially available in North America.

Research and Development - AAE has a manufacturing and research and development agreement for its patented and proprietary additive products with Cognis
(formerly Henkel), a large specialty chemical manufacturer. Under this agreement, Cognis provides AAE with product support and assists with continuing research and development. Cognis provides AAE with access to product manufacturing on six continents.

Status  of  AAE  Acquisition

The Company is currently in the process of conducting due diligence in connection with the proposed acquisition, seeking investors for the non-brokered private placements and negotiating definitive agreements with AAE. As of the date of this report and in light of the conditions to closing, management of the Company has not determined that the acquisition of AAE is probable at this time. There can be no assurance that the Company and AAE will enter into definitive agreements in connection with the acquisitions or that the Company and AAE will satisfy all of the conditions to closing. As of the date of this report, the Company has no commitments for the Private Placement or the Follow-up Private Placement and does not have sufficient capital to satisfy all of the conditions to complete the acquisition. In addition, the Company is still in the process of completing its due diligence.

PLAN  OF  OPERATION

During the period from April 10, 2000 (inception) through March 31, 2003, the Company has engaged in no significant operations other than organizational activities, the acquisition of the rights to market Vitamineralherb, the examination of potential business opportunities to diversify its business and the negotiation of the letter of intent to acquire AAE. No revenues were received by the Company during this period.

For the next twelve months, the Company anticipates incurring a loss as a result of expenses associated with evaluating the feasibility of its business plan related to marketing Vitamineralherb and completing the negotiations, completing due diligence and raising capital required to acquire AAE. The Company anticipates that until it has implemented its Vitamineralherb business plan or completed the acquisition of AAE, it will not generate revenues. The Company anticipates that it will continue to operate at a loss for the foreseeable future, depending upon the performance of the business.

The Company's Plan of Operation for the next twelve months is anticipated to consist of the following activities:

     - The Company intends to proceed with its evaluation of the feasibility of its business plan related to marketing Vitamineralherb.

     - If the Company determines that its business plan related to marketing Vitamineralherb is feasible, the Company intends to raise the financing necessary to implement the business plan and to employ salespeople to call on medical professionals, alternative health professionals, martial arts studios and instructors, sports and fitness trainers, other health and fitness professionals, school and other fund raising programs and other similar types of customers to interest these professionals in selling to their clients high-quality, low-cost vitamins, minerals, nutritional supplements, and other health and fitness products.

     - The Company intends to proceed with completing the due diligence related to AAE and negotiating the definitive documentation related to the acquisition.

     - The Company intends to seek financing required under the terms of the Letter of Intent, including raising $3,500,000 to satisfy the condition related to completing the Private Placement of shares at $1.50 per share. The Company anticipates that the Private Placement will be made on a private placement basis and subject to closing of the AAE acquisition, although the Company has made no offers and has no commitments under the Private Placement.

     - The Company intends to enter into definitive agreements with AAE to acquire 100% of the issued and outstanding share capital of AAE, subject to completing due diligence satisfactory to the Company and completing an initial non-brokered private placement of at least
          $3,500,000  at  $1.50  per  share.

     - If the Company completes the acquisition of AAE, the Company will use the proceeds of the Private Placement to provide AAE working capital of $1,800,000 and to pay legal and professional fees of the Company, estimated to be approximately $200,000. The remaining $1,500,000 of the proceeds will be placed into escrow and released to AAE upon satisfaction of certain business milestones.

     - If AAE enters into a binding agreement to acquire a fuel distribution business, the Company will use its best efforts to complete the Follow On Private Placement for proceeds of $3,500,000. The Follow On Private Placement is anticipated to be completed on a private placement basis.

The Company is a development stage company, which means that it is in the process of developing its business and there is substantial uncertainty that the Company will develop a commercially viable business. The Company is currently exploring two possible business opportunities: (1) the Vitamineralherb business plan and (2) diversifying its business by acquiring AAE and its business.


                                     IV-A13

There is uncertainty that the Company's Vitamineralherb business plan will prove to be feasible in light of the substantial number of on-line businesses that have failed in the last few years and even if management determines that the business plan is feasible, there can be no assurance that the Company will successfully raise sufficient capital to implement the business plan. In addition to general and administrative expenses, the Company estimates that it will require at least $10,000 during the next twelve months to determine the feasibility of the Vitamineralherb business plan and an additional $260,000 during the next twelve months to implement the Vitamineralherb business plan should management determine that the business plan is feasible.

There is uncertainty that the Company will complete the acquisition of AAE. Although the Company has entered into a non-binding letter of intent to acquire AAE, the acquisition is subject to a number of conditions, including among others, completing its due diligence on AAE and its business, completing the Private Placement to raise $3,500,000 at a share price of at least $1.50 per share, obtaining 80% of the shares of AAE and other conditions customary in acquisition transactions. Because AAE is an Irish corporation, there may be significant regulatory, corporate, tax, legal and administrative requirements to complete the acquisition, which may delay the timing of the acquisition or cause the acquisition to be cost prohibitive. The Company anticipates that it will require at least $3,500,000 during the next twelve months to complete the acquisition of AAE and to meet its obligations under terms set forth in the Letter of Intent. The Company anticipates that it will incur legal and professional fees of at least $50,000 to complete its due diligence related to the AAE acquisition proposal. As of the date of this report, management of the Company has not determined that the acquisition of AAE is probable.

The Company anticipates that general and administrative expenses will be approximately $150,000 to $200,000 during the next twelve months. General and administrative expenses include consulting expenses, interest expenses, market research expenses, rent, professional expenses and other expenses. These expenses may increase substantially if the Company undertakes to implement its Vitamineralherb business plan or completes the acquisition of AAE. As of March 31, 2003, the Company had a working capital deficit of $78,831.

The Company does not have sufficient funds to meet its minimum cash requirements for the next twelve months and anticipates that it will be required to raise at least $200,000 to $250,000 for general and administrative expenses, to determine the feasibility of its Vitamineralherb business plan and to complete the diligence related to AAE. In the event, the Company implements the Vitamineralherb business plan or commences its acquisition of AAE, the Company will be required to raise additional capital. There can be no assurance that the Company will successfully raise any additional financing on acceptable terms, if at all.

LIQUIDITY  AND  CAPITAL  RESOURCES

As of March 31, 2003, the Company had current assets consisting of cash and cash equivalents of $48,687, and current liabilities of $127,518. The Company had a working capital deficit of $78,831 at March 31, 2003. During the first quarter ended March 31, 2003, the Company used cash of $15,259. The Company anticipates that it will require at least $150,000 to $200,000 to satisfy its minimum general and administrative expenses during the next twelve months.

The Company currently has no revenues from operations, and the Company does not anticipate that it will generate any revenues until it can successfully implement its Vitamineralherb business plan or completes the acquisition of AAE, neither of which are anticipated to occur until at least the third or fourth quarter of 2003. The Company has no external sources of liquidity or commitments for financing. There is substantial doubt that the Company will be able to continue as a going concern.

Historically, the Company has raised capital through equity financings and advances made by executive officers of the Company. The Company's SB-2 Registration Statement filed with the U.S. Securities and Exchange Commission was declared effective on January 5, 2001. The Company completed an offering and issued 6,800,000 (4,000,000 common shares at $0.01 per share on a pre-Forward Split basis) for cash proceeds of $40,000. On January 29, 2001, the Company received $100,000 from a company controlled by the President of the Company pursuant to a note payable secured by all corporate property, bearing interest at 12% and due on demand. The Company has received written confirmation from the President of the Company that payment of the note payable plus accrued interest totaling $126,000 will not be demanded until such time as the Company is in a financial position to do so. With this confirmation, management believes the Company will be required to raise between $150,000 to $200,000 to satisfy its ongoing operating expenses for the next twelve months, provided that the cash used in the Company's operations remain at projected levels.

The Company will be required to raise additional capital if it proceeds with the implementation of its Vitamineralherb business plan or completes the acquisition of AAE. The Company anticipates that it will raise such financing through private placements of its equity securities, debt securities or both. There can be no assurance that any additional funds will be available on terms acceptable to the Company or at all.

In the event the Company completes the acquisition of AAE, it will be required to issue shares of common stock to the holder of a promissory note issued by AAE in connection with the Bridge Loan. The issuance of the shares upon conversion will be on the same terms as those of the Private Placement.

ITEM 3.  CONTROLS  AND  PROCEDURES.

Within the 90-day period prior to the filing of this report ("Date of Evaluation"), an evaluation was carried out under the supervision of and with the participation of the Company's management, including the Company's president, who is the Company's principal executive officer and principal financial officer, of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a - 15(c) and Rule 15d - 15(c) of the Securities Exchange Act of 1934, as amended). Based on that evaluation, the Company's president has concluded that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company


                                     IV-A14
in reports that it files or submits under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in U.S. Securities and Exchange Commission rules and forms. There have been no significant changes in our internal controls or other factors, which could significantly affect internal controls subsequent to the date of the evaluation. Therefore, no corrective actions were taken.

                           PART II.  OTHER INFORMATION

ITEM  1.      LEGAL  PROCEEDINGS.

None.

ITEM  2.      CHANGES  IN  SECURITIES.

None.

ITEM  3.      DEFAULTS  UPON  SENIOR  SECURITIES.

Not applicable.

ITEM  4.  SUBMISSION  OF  MATTERS  TO  A  VOTE  OF  SECURITY  HOLDERS.

None.

ITEM  5.  OTHER  INFORMATION.

The board of directors of the Company declared a stock dividend of seven-tenths of one share for every one share issued and outstanding as of 8:00 a.m. (Eastern Standard Time) on April 9, 2003 (the "Record Date and Time"). As of the Record Date and Time, the Company had 8,600,000 shares of common stock issued and outstanding. Fractional shares resulting from the stock dividend were rounded up to the next whole share. After giving effect to the stock dividend, the Company had 14,620,000 shares of common stock issued and outstanding.

No action on the part of the shareholders of the Company was required, and no share certificates were exchanged. The Company caused to be delivered stock certificates representing the stock dividend to shareholders of record on the Record Date and Time.

ITEM  6.  EXHIBITS  AND  REPORTS  ON  FORM  8-K.

(a)     Exhibits

EXHIBIT INDEX


    EXHIBIT NO.   DESCRIPTION

      3.1(1)      Articles of Incorporation

      3.2(1)      Bylaws

      4.1(1)      Specimen Stock Certificate

      4.2(1)      Stock Subscription Agreement

      4.3(2)      100,000 Promissory Note (Previously filed as Exhibit 4.4)

     10.1(1)      License Agreement

     10.2(1)      Assignment of License

       99.1 Section 906 of Sarbanes Oxley Certification of Chief Executive Officer and Chief Financial Officer

     (1) Previously filed as exhibit to the Company's registration statement on Form SB-2 on June 30, 2000, as amended September 19, 2000, November 3, 2000 and December 22, 2000.
     (2) Previously filed as an exhibit to the registrant's annual report on Form 10-KSB on March 29, 2002.

(b)     Reports  on  Form  8-K.

The  Company  filed  no current reports during the quarter ended March 31, 2003.
The  Company  filed  a  current  report  on  Form  8-K  on  April  11,  2003.


                                     IV-A15

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                       DYNAMIC  VENTURES,  INC.
                                       (Registrant)

Date:     May  12,  2003               By:  /s/  Eric  Boehnke
                                          -------------------------
                                          Eric  Boehnke
                                          President

                                          (Principal Executive Officer and
                                          Principal Financial Officer)


                           ___________________________

                           SECTION 302 CERTIFICATIONS

I,  Eric  Boehnke,  certify  that:

1.     I  have  reviewed  this  quarterly  report  of  Dynamic  Ventures,  Inc.

2. Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

3. Based on my knowledge, the financial statement, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

     a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the quarterly report is being prepared;

     b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this quarterly report (the "Evaluation Date"); and

     c) presented in this quarterly report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

     a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weakness in internal controls; and

     b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls, and

6. The registrant's other certifying officers and I have indicated in this quarterly report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:  May 12, 2003       By:  /s/Eric Boehnke
                               ---------------
                               Name:   Eric Boehnke
                               Title:  President and Treasurer
                               (Principal Executive Officer and Principal
                               Financial Officer )


                                     IV-A16

                                  Exhibit 99.1


                            CERTIFICATION PURSUANT TO
                               18 U.S.C. Sec.1350,
                             AS ADOPTED PURSUANT TO
                  SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002



In connection with the Quarterly Report of Dynamic Ventures, Inc. (the "Company") on Form 10-QSB for the period ended March 31, 2003 as filed with the Securities and Exchange Commission on the date here of (the "Report"), I, Eric Boehnke, President and Treasurer, certify, pursuant to 18 U.S.C. Sec.1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

          (1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

          (2) The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date:  May 12, 2003       By:  /s/Eric Boehnke
                               ---------------
                               Name:   Eric Boehnke
                               Title:  President and Treasurer
                               (Principal Executive Officer and Principal
                               Financial Officer )

A signed original of this written statement required by Section 906 has been provided to Dynamic Ventures Inc. and will be retained by Dynamic Ventures Inc. and furnished to the Securities and Exchange Commission or its staff upon request.


                                     IV-A17

                SECTION B: ANNUAL REPORT ON FORM 10-KSB INCLUDING
             FINANCIAL INFORMATION RELATING TO O2DIESEL CORPORATION
                         (FORMERLY DYNAMIC VENTURES INC.)

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549
                   __________________________________________
                                   FORM 10-KSB
                                   (Mark one)
[X] Annual report under section 13 or 15(d) of the Securities Exchange Act of 1934 For the fiscal year ended December 31, 2002
                                     -------------------
OR
[X] Transition report under section 13 or 15(d) of the Securities Exchange Act of 1934
For  the  transition  Period  from  ________  to  ________.

Commission  file  number:      000-32217
                         --------------------

                             DYNAMIC VENTURES, INC.
                             ----------------------
                 (Name of small business issuer in its charter)

              Washington                             91-2023525
  ---------------------------------             ---------------------
  (State or other jurisdiction of                 (I.R.S. Employer
    incorporation or organization)               Identification No.)


             114 Magnolia Street, Suite 400-127
                 Bellingham, Washington, USA                  98225
          ----------------------------------------          ----------
          (Address of principal executive offices)          (Zip Code)

Issuer's  telephone  number:  (360)  392-3950

Securities  registered  under  Section  12(b)  of  the  Act:
(Title  of  Class)     Name  of  exchange  on  which  registered

             None                                            None
-------------------------------                ---------------------------------


Securities registered under Section 12(g) of the Act:  Common Stock, $0.0001 par
                                                      --------------------------
                                                      value
                                                      -----
                                                            (Title of class)

Check whether the Issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and
(2)  has  been  subject  to  such  filing  requirements  for  the  past 90 days.
     Yes     x       No
          -------        -------

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B is not contained in this form, and no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. [X]

Registrant's  revenues  for  its  most  recent  fiscal  year:  $Nil
                                                               ----

The aggregate market value of the voting stock held by non-affiliates of the registrant on March 12, 2003, computed by the average bid and asked price as of March 12, 2003 is at which the stock was sold, was $6,200,000, assuming solely for purposes of this calculation that all directors and executive officers of the issuer are "affiliates." This determination of affiliate status is not necessarily a conclusive determination for other purposes.

On March 12, 2003, the registrant had 8,600,000 shares of Common Stock, $0.0001 par value per share, issued and outstanding.


TRANSITIONAL  SMALL  BUSINESS  DISCLOSURE  FORMAT:  Yes  [ ]  No  [X]

                             DYNAMIC VENTURES, INC.

                                    INDEX TO
                          ANNUAL REPORT ON FORM 10-KSB
               FOR THE TWELVE MONTH PERIOD ENDED DECEMBER 31, 2002


PART  I                                                                     PAGE
Item  1          Description  of  Business . . . . . . . . . . . . . . . . . .4
Item  2          Description  of  Property . . . . . . . . . . . . . . . . . 12
Item  3          Legal  Proceedings. . . . . . . . . . . . . . . . . . . . . 12
Item  4          Submission  of  Matters  to  a Vote of Security Holders . . 12


PART  II
Item  5          Market for Common Equity and Related Stockholder Matters. . 13
Item  6          Plan  of  Operation . . . . . . . . . . . . . . . . . . . . 13
Item  7          Financial  Statements . . . . . . . . . . . . . . . . . . . 15
Item  8          Changes In And Disagreements With Accountants on Accounting
                 and  Financial  Disclosure. . . . . . . . . . . . . . . . . 16


PART  III
Item  9          Directors, Executive Officers, Promoters and Control Persons;
                 Compliance  With  Section  16(s)  of  the  Exchange  Act. . 16
Item  10         Executive  Compensation . . . . . . . . . . . . . . . . . . 17
Item  11         Security Ownership of Certain Beneficial Owners and
                 Management and  Related  Stockholders  Matters. . . . . . . 17
Item  12         Certain  Relationships  and  Related  Transactions. . . . . 18
Item  13         Exhibits  and  Reports  on  Form  8-K . . . . . . . . . . . 19
Item  14         Controls  and  Procedures . . . . . . . . . . . . . . . . . 19


SIGNATURES . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 20

CERTIFICATIONS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 21


                                      IV-B2

                                     PART I

ITEM  1.  DESCRIPTION  OF  BUSINESS
-----------------------------------

Certain statements contained in this Report, including, without limitation, statements containing the words, "believes," "anticipates," "expects," and other words of similar import, constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Dynamic Ventures, Inc. to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Dynamic Ventures, Inc. disclaims any obligation to update any such factors or to announce publicly the results of any revision of the forward-looking statements contained or incorporated by reference herein to reflect future events or developments.

THE  COMPANY

     GENERAL

Dynamic Ventures, Inc. ("Dynamic Ventures") was incorporated under the laws of the State of Washington on April 10, 2000, and is in its early developmental and promotional stages. To date, Dynamic Ventures' only activities have been organizational, directed at acquiring its principal asset, raising its initial capital and developing its business plan. Dynamic Ventures has not commenced commercial operations. Dynamic Ventures has no full time employees and owns no real estate.

     ACQUISITION  OF  THE  LICENSE

On April 10, 2000, Dynamic Ventures' majority shareholder, Eric Boehnke, in return for 4,600,000 shares of Dynamic Ventures' common stock, transferred to Dynamic Ventures his rights under that certain License Agreement with Vitamineralherb.com. The License Agreement grants an exclusive right to distribute Vitamineralherb.com products to health and fitness professionals in Nevada and Utah via the Internet. Mr. Boehnke acquired the license under the terms of a settlement agreement by and between Mr. Boehnke, K-2 Logistics.com Inc., a company in which he is the sole shareholder, officer and director, and Mortenson & Associates. Mortenson & Associates had granted K-2 Logistics.com a license to distribute and produce an oxygen enriched water product, called "Biocatalyst," for remediation of sewage and waste water in septic tanks and waste water treatment facilities. Mortenson & Associates acquired its right to sublicense Biocatalyst to K-2 Logisitics.com from NW Technologies Inc. As a result of a legal dispute between Mortenson & Associates' principal and NW Technologies, Mortenson & Associates was unable to fulfill its obligations to K-2 Logistics.com under the license. Under the terms of the settlement agreement, Vitamineralherb.com, an affiliate of Mortenson & Associates, granted to Mr. Boehnke the license to distribute Vitamineralherb.com products in part for his agreement not to pursue his individual claims against Mortenson & Associates.

     THE  LICENSE

Dynamic Ventures has a three year license to market and sell vitamins, minerals, nutritional supplements, and other health and fitness products to medical professionals, alternative health professionals, martial arts studios and instructors, sports and fitness trainers, other health and fitness professionals, school and other fund raising programs and other similar types of customers via the Internet for sale to their clients. The license grants Dynamic Ventures an exclusive license for the territory of Nevada and Utah. The first term of the license has been renewed and will now expire on April 10, 2006. The license will be automatically renewed unless Dynamic Ventures or Vitamineralherb.com gives the other notice of its intent not to renew.

The Vitamineralherb.com license is intended to eliminate Dynamic Ventures' need to develop products, store inventory, build and maintain a website, establish banking liaisons, and develop a fulfillment system, thereby enabling Dynamic Ventures to focus strictly on marketing and sales. Dynamic Ventures plans to target health and fitness professionals in Nevada and Utah who wish to offer health and fitness products to their customers.

The license provides that Dynamic Ventures (and its customers) will have access to all products offered on the Vitamineralherb website, as well as the ability to order custom-formulated and custom-labeled products. Vitamineralherb.com sets the price for products based on the manufacturer's price, plus a mark up which Dynamic Ventures and Vitamineralherb.com share equally. Three different labeling options are available to customers: First, products may be ordered with the manufacturer's standard label with no customization. Second, the fitness or health professional may customize the labels by adding its name, address, and phone number to the standard label. In most cases, these labels would be a standardized label with product information and a place on the label for the wording "Distributed by." This gives these health and fitness professionals a competitive edge. Third, labels may be completely customized for the health or fitness professional.

The license states that Dynamic Ventures' health or fitness professional clients may order the products they desire directly through the Vitamineralherb.com website, paying for the purchase with a credit card, electronic check
("e-check"), or debit card. All products are shipped by the manufacturer directly to the professional or its clients.


                                      IV-B3

The website is maintained by Vitamineralherb.com and each licensee pays an annual website maintenance fee of $500. All financial transactions are to be handled by Vitamineralherb.com. Vitamineralherb will track all sales through the customer's identification number, and at month end, e-mail to Dynamic Ventures and customer a detailed report including sales commissions. Vitamineralherb has indicated that it will use e-commerce advertising such as banner ads on major servers and websites, as well as trying to insure that all major search engines pick Vitamineralherb.com first. Sales originating from the website to customers located in Nevada and Utah will automatically be assigned to Dynamic Ventures, whether or not originated by Dynamic Ventures' marketing efforts.

Vitamineralherb.com warrants that the products are fit for the purpose for which produced (except for custom formulated products, which Vitamineralherb.com warrants will be manufactured in accordance with Dynamic Ventures' specifications) and comply with all applicable laws; that all labels correctly and accurately describe the product and comply with all applicable laws; and that all suppliers' manufacturing facilities comply with all applicable laws. Vitamineralherb.com has agreed under the license to indemnify, hold harmless and defend Dynamic Ventures' and its related parties from and against any loss, claim, and expense incurred as a consequence of breach of the product warranties.

Vitamineralherb.com is currently in breach of the license agreement. The Vitamineralherb.com website currently only offers herbs and tinctures; vitamins and minerals are not currently available. Dynamic Ventures is considering its options with regard to enforcement of the license agreement.

     IMPLEMENTATION  OF  BUSINESS  PLAN:  MILESTONES

Dynamic Ventures' business plan is to determine the feasibility of selling Vitamineralherb.com products to targeted markets. Should Dynamic Ventures determine that its business plan is feasible, it intends to employ salespeople to call on medical professionals, alternative health professionals, martial arts studios and instructors, sports and fitness trainers, other health and fitness professionals, school and other fund raising programs and other similar types of customers to interest these professionals in selling to their clients high-quality, low-cost vitamins, minerals, nutritional supplements, and other health and fitness products. These professionals would sell the products to their clients via the Internet. Dynamic Ventures will achieve implementation of its business plan by meeting the following milestones:

- MILESTONE 1 - MARKET SURVEY. In order to determine the feasibility of its business plan, Dynamic Ventures conducted research into the various potential target markets. Dynamic Ventures engaged DealBuzz.com, a firm which specializes in market research for Internet-related companies, to perform the market research. Dealbuzz compiled information regarding 200 potential clients in Utah and Nevada, and compiled statistics as to the feasibility of exploitation of the license.

- MILESTONE 2: - HIRE SALESPEOPLE. Should Dynamic Ventures determine that the exploitation of the license is feasible, it will then have to engage salespeople to market the products. Dynamic Ventures expects that it may hire two salespeople during its first year of operation. The hiring process would include running advertisements in the local newspaper and conducting interviews. The cost of hiring the salespeople, not including compensation, is estimated at $20,000.

- MILESTONE 3: ESTABLISH AN OFFICE. Dynamic Ventures would then have to establish an office or offices for the sales force in the appropriate market or markets. This would include an office, equipment such as computers and telephones, and sample inventory for the salespeople. The expense of office rental, equipment and inventory samples is estimated to be $45,000 per year.

- MILESTONE 4: DEVELOPMENT OF ADVERTISING CAMPAIGN. The next step would be to develop an advertising campaign, including establishing a list of prospects based on potential clients identified in the market survey, and designing and printing sales materials. The cost of developing the campaign is estimated at approximately $12,000 per year.

- MILESTONE 5: IMPLEMENTATION OF ADVERTISING CAMPAIGN/SALES CALLS. Implementation of the advertising campaign would begin with mailing the sales materials to the identified list of prospects. Approximately two to four weeks thereafter, the salespeople would begin telephone follow ups and scheduling of sales calls. The cost of salary and expenses for two salespeople is estimated at $248,000 per year.

- MILESTONE 6: ACHIEVE REVENUES. It is difficult to quantify how long it will take to convert a sales call into actual sales and revenues. Dynamic Ventures will not begin receiving orders until its sales force is able to convince potential clients to begin offering such products to their customers, or to convert from an existing supplier.

Dynamic Ventures will have to obtain additional financing through an offering or through capital contributions by current shareholders. No commitments to provide additional funds have been made by management or shareholders. Accordingly, there can be no assurance that any additional funds will be available on terms acceptable to Dynamic Ventures or at all.

COMPETITION

The electronic commerce industry is rapidly changing and intensely competitive, and Dynamic Ventures expects competition to intensify in the future. Barriers to entry are minimal and current and new competitors can launch sites at a relatively low cost. In addition, the vitamin, supplement, mineral and alternative health product market is very competitive and highly fragmented, with no clear dominant leader and increasing public and commercial attention.

Dynamic  Ventures'  competitors  can  be  divided into several groups including:


                                      IV-B4

- traditional vitamins, supplements, minerals and alternative health products retailers;

- the online retail initiatives of several traditional vitamins, supplements, minerals and alternative health products retailers;

- online retailers of pharmaceutical and other health-related products that also carry vitamins, supplements, minerals and alternative health products;

- independent online retailers specializing in vitamins, supplements, minerals and alternative health products;

- mail-order and catalog retailers of vitamins, supplements, minerals and alternative health products, some of which have already developed online retail outlets; and

- direct sales organizations, retail drugstore chains, health food store merchants, mass market retail chains and various manufacturers of alternative health products.

Many of Dynamic Ventures' potential competitors have longer operating histories, larger customer or user bases, greater brand recognition and significantly greater financial, marketing and other resources than Dynamic Ventures has. In addition, an online retailer may be acquired by, receive investments from, or enter into other commercial relationships with, larger, well-established and well-financed companies as use of the Internet and other electronic services increases. Competitors have and may continue to adopt aggressive pricing or inventory availability policies and devote substantially more resources to website and systems development than Dynamic Ventures does. Increased competition may result in reduced operating margins and loss of market share.

Dynamic Ventures believes that the principal competitive factors in its market are:

-    ability  to  attract  and  retain  customers;

-    breadth  of  product  selection;

-    product  pricing;

-    ability  to  customize  products  and  labeling;

-    quality  and  responsiveness  of  customer  service.

Dynamic  Ventures  believes  that  it  can  compete  favorably on these factors.
However, Dynamic Ventures will have no control over how successful its competitors are in addressing these factors. In addition, with little difficulty, Dynamic Ventures' online competitors can duplicate many of the products or services offered on the Vitamineralherb.com site.

Dynamic Ventures believes that traditional retailers of vitamins, supplements, minerals and other alternative health products face several challenges in succeeding:

     - Lack of convenience and personalized service. Traditional retailers have limited store hours and locations. Traditional retailers are also unable to provide consumers with product advice tailored to their particular situation.

     - Limited product assortment. The capital and real estate intensive nature of store-based retailers limit the product selection that can be economically offered in each store location.

     - Lack of Customer Loyalty. Although the larger traditional retailers often attract customers, many of these customers are only one-time users. People are often attractive to the name brands, but find the products too expensive. It is understood that these are quality products and have value, but the multilevel structure of marketing often employed by large retailers mandate high prices.

As a result of the foregoing limitations, Dynamic Ventures believes there is significant unmet demand for an alternative shopping channel that can provide consumers of vitamins, supplements, minerals and other alternative health products with a broad array of products and a convenient and private shopping experience.

Dynamic Ventures hopes to attract and retain consumers through the following key attributes of its business:

     - Broad Expandable Product Assortment. Dynamic Ventures' product selection is substantially larger than that offered by store-based retailers.

     - Low Product Prices. Product prices can be kept low due to volume purchases through Dynamic Ventures' affiliation with Vitamineralherb.com and other licensees. Product prices will also be lower due to Dynamic Ventures' lack of need of inventory and warehouse space. All products are shipped from International Formulation and Manufacturing's inventory.

     - Accessibility to Customized Products. At minimal cost, health and fitness practitioners may offer their customers customized products.

     - Access to Personalized Programs. Health or fitness professional can tailor vitamin and dietary supplement regimes to their clients.


                                      IV-B5

     REGULATORY  ENVIRONMENT

The manufacturing, processing, formulating, packaging, labeling and advertising of the products Dynamic Ventures sells may be subject to regulation by one or more U.S. federal agencies, including the Food and Drug Administration, the Federal Trade Commission, the United States Department of Agriculture and the Environmental Protection Agency. These activities also may be regulated by various agencies of the states, localities and foreign countries in which consumers reside.

The Food and Drug Administration, in particular, regulates the formulation, manufacture, labeling and distribution of foods, including dietary supplements, cosmetics and over-the- counter or homeopathic drugs. Under the Federal Food, Drug, and Cosmetic Act, the Food and Drug Administration may undertake enforcement actions against companies marketing unapproved drugs, or "adulterated" or "misbranded" products. The remedies available to the Food and Drug Administration include: criminal prosecution; an injunction to stop the sale of a company's products; seizure of products; adverse publicity; and "voluntary" recalls and labeling changes.

Food and Drug Administration regulations require that certain informational labeling be presented in a prescribed manner on all foods, drugs, dietary supplements and cosmetics. Specifically, the Food, Drug, and Cosmetic Act requires that food, including dietary supplements, drugs and cosmetics, not be "misbranded." A product may be deemed an unapproved drug and "misbranded" if it bears improper claims or improper labeling. The Food and Drug Administration has indicated that promotional statements made about dietary supplements on a company's website may constitute "labeling" for purposes of compliance with the provisions of the Food, Drug, and Cosmetic Act. A manufacturer or distributor of dietary supplements must notify the Food and Drug Administration when it markets a product with labeling claims that the product has an effect on the structure or function of the body. Noncompliance with the Food, Drug, and Cosmetic Act, and recently enacted amendments to that Act discussed below, could result in enforcement action by the Food and Drug Administration.

The Food, Drug, and Cosmetic Act has been amended several times with respect to dietary supplements, most recently by the Nutrition Labeling and Education Act of 1990 and the Dietary Supplement Health and Education Act of 1994. The Dietary Supplement Health and Education Act created a new statutory framework governing the definition, regulation and labeling of dietary supplements. With respect to definition, the Dietary Supplement Health and Education Act created a new class of dietary supplements, consisting of vitamins, minerals, herbs, amino acids and other dietary substances for human use to supplement the diet, as well as concentrates, metabolites, extracts or combinations of such dietary ingredients. Generally, under the Dietary Supplement Health and Education Act, dietary ingredients that were on the market before October 15, 1994 may be sold without Food and Drug Administration pre-approval and without notifying the Food and Drug Administration. In contrast, a new dietary ingredient, i.e., one not on the market before October 15, 1994, requires proof that it has been used as an article of food without being chemically altered or evidence of a history of use or other evidence of safety establishing that it is reasonably expected to be safe. Retailers, in addition to dietary supplement manufacturers, are responsible for ensuring that the products they market for sale comply with these regulations. Noncompliance could result in enforcement action by the Food and Drug Administration, an injunction prohibiting the sale of products deemed to be noncompliant, the seizure of such products and criminal prosecution.

The Food and Drug Administration has indicated that claims or statements made on a company's website about dietary supplements may constitute "labeling" and thus be subject to regulation by the Food and Drug Administration. With respect to labeling, the Dietary Supplement Health and Education Act amends, for dietary supplements, the Nutrition Labeling and Education Act by providing that "statements of nutritional support," also referred to as "structure/function claims," may be used in dietary supplement labeling without Food and Drug Administration pre-approval, provided certain requirements are met. These statements may describe how particular dietary ingredients affect the structure or function of the body, or the mechanism of action by which a dietary ingredient may affect body structure or function, but may not state a drug claim, i.e., a claim that a dietary supplement will diagnose, mitigate, treat, cure or prevent a disease. A company making a "statement of nutritional support" must possess substantiating evidence for the statement, disclose on the label that the Food and Drug Administration has not reviewed the statement and that the product is not intended for use for a disease and notify the Food and Drug Administration of the statement within 30 days after its initial use. It is possible that the statements presented in connection with product descriptions on Dynamic Ventures' site may be determined by the Food and Drug Administration to be drug claims rather than acceptable statements of nutritional support. In addition, some of Dynamic Ventures' suppliers may incorporate objectionable statements directly in their product names or on their products' labels, or otherwise fail to comply with applicable manufacturing, labeling and registration requirements for over-the-counter or homeopathic drugs or dietary supplements. As a result, Vitamineralherb.com may have to remove objectionable statements or products from its site or modify these statements, or product names or labels, in order to comply with Food and Drug Administration regulations. Such changes could interfere with Dynamic Ventures' marketing of products and could cause us to incur significant additional expenses.

In addition, the Dietary Supplement Health and Education Act allows the dissemination of "third party literature" in connection with the sale of dietary supplements to consumers at retail if the publication meets statutory requirements. Under the Dietary Supplement Health and Education Act, "third party literature" may be distributed if, among other things, it is not false or misleading, no particular manufacturer or brand of dietary supplement is promoted, a balanced view of available scientific information on the subject matter is presented and there is physical separation from dietary supplements in stores. The extent to which this provision may be used by online retailers is not yet clear, and Dynamic Ventures cannot assure you that all pieces of "third party literature" that may be disseminated in connection with the products Dynamic Ventures offers for sale will be determined to be lawful by the Food and Drug Administration. Any such failure could render the involved product an unapproved drug or a "misbranded" product, potentially subjecting us to enforcement action by the Food and Drug Administration, and could require the removal of the noncompliant literature from


                                      IV-B6

Vitamineralherb.com's website or the modification of Dynamic Ventures' selling methods, interfering with Dynamic Ventures continued marketing of that product and causing us to incur significant additional expenses. Given the fact that the Dietary Supplement Health and Education Act was enacted only five years ago, the Food and Drug Administration's regulatory policy and enforcement positions on certain aspects of the new law are still evolving. Moreover, ongoing and future litigation between dietary supplement companies and the Food and Drug Administration will likely further refine the legal interpretations of the Dietary Supplement Health and Education Act. As a result, the regulatory status of certain types of dietary supplement products, as well as the nature and extent of permissible claims will remain unclear for the foreseeable future. Two areas in particular that pose potential regulatory risk are the limits on claims implying some benefit or relationship with a disease or related condition and the application of the physical separation requirement for "third party literature" as applied to Internet sales.

In addition to the regulatory scheme under the Food, Drug and Cosmetic Act, the advertising and promotion of dietary supplements, foods, over-the-counter drugs and cosmetics is subject to scrutiny by the Federal Trade Commission. The
Federal Trade Commission Act prohibits "unfair or deceptive" advertising or marketing practices, and the Federal Trade Commission has pursued numerous food and dietary supplement manufacturers and retailers for deceptive advertising or failure to substantiate promotional claims, including, in many instances, claims made via the Internet. The Federal Trade Commission has the power to seek administrative or judicial relief prohibiting a wide variety of claims, to enjoin future advertising, to seek redress or restitution payments and to seek a consent order and seek monetary penalties for the violation of a consent order. In general, existing laws and regulations apply fully to transactions and other activity on the Internet. The Federal Trade Commission is in the process of reviewing its policies regarding the applicability of its rules and its consumer protection guides to the Internet and other electronic media. The Federal Trade Commission has already undertaken a new monitoring and enforcement initiative, "Operation Cure-All," targeting allegedly bogus health claims for products and treatments offered for sale on the Internet. Many states impose their own labeling or safety requirements that differ from or add to existing federal requirements.

Dynamic Ventures cannot predict the nature of any future U.S. laws, regulations, interpretations or applications, nor can it determine what effect additional governmental regulations or administrative orders, when and if promulgated, would have on its business in the future. Although the regulation of dietary supplements is less restrictive than that of drugs and food additives, Dynamic Ventures cannot assure you that the current statutory scheme and regulations applicable to dietary supplements will remain less restrictive. Further, Dynamic Ventures cannot assure you that, under existing laws and regulations, or if more stringent statutes are enacted, regulations are promulgated or enforcement policies are adopted, it is or will be in compliance with these existing or new statutes, regulations or enforcement policies without incurring material expenses or adjusting its business strategy. Any laws, regulations, enforcement policies, interpretations or applications applicable to Dynamic Ventures' business could require the reformulation of certain products to meet new standards, the recall or discontinuance of certain products not capable of reformulation, additional record keeping, expanded documentation of the properties of certain products, expanded or different labeling or scientific substantiation.

     REGULATION  OF  THE  INTERNET

In general, existing laws and regulations apply to transactions and other activity on the Internet; however, the precise applicability of these laws and regulations to the Internet is sometimes uncertain. The vast majority of such laws were adopted prior to the advent of the Internet and, as a result, do not contemplate or address the unique issues of the Internet or electronic commerce. Nevertheless, numerous federal and state government agencies have already demonstrated significant activity in promoting consumer protection and enforcing other regulatory and disclosure statutes on the Internet. Additionally, due to the increasing use of the Internet as a medium for commerce and communication, it is possible that new laws and regulations may be enacted with respect to the Internet and electronic commerce covering issues such as user privacy, freedom of expression, advertising, pricing, content and quality of products and services, taxation, intellectual property rights and information security. The adoption of such laws or regulations and the applicability of existing laws and regulations to the Internet may impair the growth of Internet use and result in a decline in Dynamic Ventures' sales.

     EMPLOYEES

Dynamic Ventures is a development stage company and currently has no employees. Dynamic Ventures is currently managed by Eric Boehnke, its sole officer and director. Dynamic Ventures looks to Mr. Boehnke for his entrepreneurial skills and talents. For a complete discussion of Mr. Boehnke's experience, please see "Directors and Executive Officers." Management plans to use consultants, attorneys and accountants as necessary and does not plan to engage any full-time employees in the near future. Dynamic Ventures may hire marketing employees based on the projected size of the market and the compensation necessary to retain qualified sales employees. A portion of any employee compensation likely would include the right to acquire stock in Dynamic Ventures, which would dilute the ownership interest of holders of existing shares of its common stock.

     AVAILABLE  INFORMATION  AND  REPORTS  TO  SECURITIES  HOLDERS

Dynamic Ventures is subject to the information and periodic reporting requirements of the Securities Exchange Act and, accordingly, will file periodic reports on Forms 10-QSB and 10-KSB, proxy statements and other information with the Securities and Exchange Commission. Such periodic reports, proxy statements and other information will not be sent to shareholders but will be available for inspection and copying at the Commission's public reference room, and the website of Commission's Public Reference Room located at 450 Fifth Street N.W., Washington D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information about the public reference rooms. Dynamic Ventures' filings with the Commission are also available to the public from the Commission's website at http://www.sec.gov.


                                      IV-B7

ITEM  2.  DESCRIPTION  OF  PROPERTY
-----------------------------------

Dynamic Ventures currently rents a shared office space at 114 Magnolia St., Suite 400-127, Bellingham, Washington 98225 and pays rent on a monthly basis.

Dynamic Ventures does not believe that it will need to obtain additional office space at any time in the foreseeable future until its business plan is more fully implemented.


ITEM  3.  LEGAL  PROCEEDINGS
----------------------------

Dynamic Ventures is not a party to any pending legal proceedings.


ITEM  4.  SUBMISSION  OF  MATTERS  TO  A  VOTE  OF  SECURITY  HOLDERS
---------------------------------------------------------------------

No matters were submitted to the shareholders during the period ended December 31, 2002.


                                     PART II

ITEM  5.  MARKET  FOR  COMMON  EQUITY  AND  RELATED  STOCKHOLDER  MATTERS
-------------------------------------------------------------------------

     MARKET  INFORMATION
     -------------------

Effective May 16, 2001, Dynamic Ventures' shares of common stock was accepted for quotation on the National Association of Securities Dealers Over-the-Counter Bulletin Board ("OTC-BB") quotation service under the symbol "DYVW".

The quotations shown below reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

Per share common stock bid prices by quarter for the fiscal year ended December 31, 2002:

     Quarter Ended                                     High(1)  Low(1)
     ------------------                                -------  ------
     December 31, 2002                                    1.95    1.15
     September 30, 2002                                   1.25    1.15
     June 30, 2002                                        1.95    1.50
     March 31, 2002                                       1.95    1.85
     December 31, 2001                                    7.75    1.20
     September 30, 2001                                   1.01    0.33
     June 30, 2001                                        0.30    0.01
     March 31, 2001                                       N/A (2)  N/A (2)

     (1)  Source  of  Information:  Bloomberg  Professional

     (2) No information is available for this quarter as the first day of trading was June 8, 2002.

     HOLDERS  OF  COMMON  EQUITY
     ---------------------------

As of March 12, 2003, there were 8,600,000 shares of common stock outstanding, held by 17 shareholders of record.

     DIVIDENDS
     ---------

To date Dynamic Ventures has not paid any dividends on its common stock and does not expect to declare or pay any dividends on its common stock in the foreseeable future. Payment of any dividends will depend upon Dynamic Ventures' future earnings, if any, its financial condition, and other factors as deemed relevant by the Board of Directors.


                                      IV-B8

ITEM  6.  PLAN  OF  OPERATION
-----------------------------

During the period from April 10, 2000 (inception) through December 31, 2002, Dynamic Ventures has engaged in no significant operations other than organizational activities. No revenues were received by Dynamic Ventures during this period.

For the current fiscal year, Dynamic Ventures anticipates incurring a loss as a result of expenses associated with setting up a company structure to begin implementing its business plan. Dynamic Ventures anticipates that until it has implemented its business plan and achieved the milestones, it will not generate revenues, and may continue to operate at a loss thereafter, depending upon the performance of the business. Please see "Item 1. Description of Business - The License - Implementation of Business Plan: Milestones" for details of the milestones.

Dynamic Ventures remains in the development stage and, since inception, has experienced no signigicant change in liquidity or capital resources or shareholders' equity. Consequently, Dynamic Venture's balance sheet as of December 31, 2002, reflects total assets of $63,946, in the form of cash.

Dynamic Ventures' business plan is to determine the feasibility of selling Vitamineralherb.com products to targeted markets. Should Dynamic Ventures determine that the exploitation of the license is feasible, Dynamic Ventures plans engage salespeople to market the products. Based primarily on discussions with the licensor, Dynamic Ventures believes that during its first operational quarter, it will need a capital infusion of approximately $55,000 to achieve a sustainable sales level where ongoing operations can be funded out of revenues. This capital infusion is intended to cover costs of advertising, hiring and paying two salespeople, and administrative expenses. In addition, Dynamic Ventures will need approximately $260,000 in the event it determines that its market will not pay in advance and it will have to extend credit. Dynamic Ventures will have to obtain additional financing through an offering or capital contributions by current shareholders.

Dynamic Ventures will need additional capital to carry out its business plan or to engage in a business combination. No commitments to provide additional funds have been made by management or other shareholders. Accordingly, there can be no assurance that any additional funds will be available on terms acceptable to Dynamic Ventures or at all. Dynamic Ventures has no commitments for capital expenditures.

In addition, Dynamic Ventures may engage in a combination with another business. Dynamic Ventures has engaged in discussions concerning potential business combinations, but has not entered into any agreement for such a combination.

In its Independent Auditor's Report, Dynamic Ventures' accountants state that Dynamic Ventures' failure to generate revenues and conduct operations since its inception and its start up losses of $164,005 through December 31, 2002, raise substantial doubt about Dynamic Ventures' ability to continue as a going concern. Dynamic Ventures will require substantial working capital, and currently has inadequate capital to fund its business. Dynamic Ventures may be unable to raise the funds necessary for implementing its business plan, which could severely limit its operations and cause its stock to be worthless.


ITEM  7.  FINANCIAL  STATEMENTS
-------------------------------

Reference is made to the financial statements, the reports thereon, the notes thereto, and supplementary data commencing at page F-1 of this annual report on Form 10-KSB, which financial statements, reports, notes, and data are incorporated herein by reference.

                             Dynamic Ventures, Inc.
                          (A Development Stage Company)

                        Index to the Financial Statements
                        ---------------------------------

Independent Auditors' Report                                               F-1

Balance Sheets as of December 31, 2002 and 2001                            F-2

Statements of Operations for the Years Ended December 31, 2002             F-3
and 2001 and Accumulated from April 10, 2000 (Date of Inception)
To December 31, 2002

Statements of Cash Flows for the Years Ended December 31, 2002             F-4
and 2001 and Accumulated from April 10, 2000 (Date of Inception)
To December 31, 2002

Statement of Stockholders' Equity from April 10, 2000 (Date of Inception) F-5 to December 31, 2002

Notes to the Financial Statements                                          F-6


                                      IV-B9

ITEM  8.  CHANGES  IN  AND  DISAGREEMENT  WITH  ACCOUNTANTS  ON  ACCOUNTING  AND
--------------------------------------------------------------------------------
FINANCIAL  DISCLOSURE
---------------------

None.

                                    PART III

ITEM  9.  DIRECTORS,  EXECUTIVE  OFFICERS,  PROMOTERS  AND  CONTROL  PERSONS;
-----------------------------------------------------------------------------
COMPLIANCE  WITH  SECTION  16(A)  OF  THE  EXCHANGE  ACT
--------------------------------------------------------

Dynamic Ventures held an annual meeting by written consent action on June 25, 2001, wherein its current sole officer and director, Mr. Eric Boehnke, was elected as the sole Director, President, Secretary and Treasurer, to serve for terms of one year or until his replacement is duly elected by the shareholders.

     ------------------------------------------------------------------------------
     NAME AND PRESENT OFFICE HELD               AGE  DIRECTOR SINCE  OFFICER SINCE
     -----------------------------------------  ---  --------------  --------------
     Eric Boehnke                                38  April 10, 2000  April 10, 2000
     President, Secretary, Treasurer, Director
     ------------------------------------------------------------------------------

We currently have no employees. The following constitutes certain brief biographical information for the sole officer/director as listed above:

Mr. Boehnke is the president and a director of Big Sky Management Ltd., a private company principally involved with providing corporate finance and administrative management services to private and public companies. He has held these offices since 1997. Projects for Big Sky Management include Pacific Mountain Brewing for which he brokered a private placement in 1998 to finance building of a specialty malt facility in the province of Alberta; City Light Brewing Company, for which he raised $1.4 million US through a merchant bank in 1999, and in 2000 researched, developed and positioned key people in regards to the building of a new brewpub in the International Village complex; and Wineshares International Ltd., for which he arranged $500,000 US in 1999, a large portion of which was in the form of a bridge loan. Since May 2000, he has also served as president and director of Vendin One Capital Corp., a company incorporated in the Yukon Territories that is registering its securities on the Canadian Venture exchange.

Since April, 2000, Mr. Boehnke has also served as the sole director and officer of K-2 Logistics.com Inc., a reporting company under the Securities Exchange Act of 1934. K-2 Logistics is a blank check company: its business plan is to merge with or acquire a business entity in exchange for its securities.

From February, 2000 through April 20, 2000, Mr. Boehnke served as the president and a director of Hiking Adventures Inc., an OTC bulletin board company under the symbol "HKAD", now known as IQROM Communications Inc. ("IQCO"). During his tenure as president, Mr. Boehnke oversaw the acquisition by Hiking Adventures of IQROM Communications Inc., a high tech company focusing on the production of multi-media CD-Roms. Hiking Adventures and IQROM merged in a transaction known as a reverse takeover. In a reverse takeover, the shareholders of an acquired company generally end up owning all or most of the resulting combined company, and the resulting company is engaged in a business different from that of the company which ceases to exist. IQROM is engaged in a different business than Hiking Adventures, and Hiking Adventures has ceased to exist. During Mr. Boehnke's tenure, Hiking Adventures lacked any material operations or revenues. As part of the acquisition, IQROM arranged for a private placement of US$12,000,000 to help the company expand its existing operations in Europe and into the North American market. Mr. Boehnke's duties included review of the private placement documents and share issuances for compliance with applicability laws and regulations.

From March 2000 through June 2000, Mr. Boehnke served as president and director of Anthem Recording West now Udate.com Ltd., an OTCBB company that trades under the symbol "UDAT". Anthem and Udate.com also merged in a reverse takeover. Udate.com is engaged in a different business than Anthem, and Anthem has ceased to exist. During Mr. Boehnke's tenure, Anthem lacked any material operations or revenues. From 1996 through 1999, Mr. Boehnke was the owner and operator of Mescalero, a popular Vancouver restaurant. His responsibilities included managing a staff of 25-35 people, developing capital budgets for expansion, new marketing plans, formulating systems to control costs and structuring a core management team to oversee the business. Over a period of three years, the business developed a catering company that worked hand in hand with the business and increased sales from $1.1 million per annum to $1.4 million per annum.


ITEM  10.  EXECUTIVE  COMPENSATION
----------------------------------

For  fiscal  year  recently  ended  December  31, 2002, the President of Dynamic
Ventures has donated consulting services valued at $18,000 which has been treated as donated capital. For the fiscal year ended December 31, 2002, Dynamic Ventures only executive officer was Mr. Eric Boehnke. See "Item 12. Certain Relationships and Related Transactions" for transactions with third parties.

Although there is no current plan in existence, it is possible that Dynamic Ventures will adopt a plan to pay or accrue compensation to its officers and directors for services related to the implementation of Dynamic Ventures' business plan. Dynamic Ventures has no stock option, retirement, incentive, defined benefit, actuarial, pension or profit-sharing programs for the benefit of directors, officers or other


                                     IV-B10
employees, but the Board of Directors may recommend adoption of one or more such programs in the future. The director currently does not receive any cash compensation from Dynamic Ventures for his service as a member of the board of directors. There is no compensation committee, and no compensation policies have been adopted. See "Certain Relationships and Related Transactions."


ITEM  11.  SECURITY  OWNERSHIP  OF  CERTAIN  BENEFICIAL  OWNERS  AND  MANAGEMENT
--------------------------------------------------------------------------------

SECURITY  OWNERSHIP  OF  CERTAIN  BENEFICIAL  OWNERS  AND  MANAGEMENT

The following table sets forth, as of March 12, 2003, Dynamic Ventures' outstanding common stock owned of record or beneficially by each Executive Officer and Director and by each person who owned of record, or was known by Dynamic Ventures to own beneficially, more than 5% of its common stock. The following table also sets forth the shareholdings of all Executive Officers and Directors as a group. Each person set forth below has sole voting and investment power with respect to the shares shown.

---------------------------------------------------------------------------------------------------------
TITLE OF CLASS          NAME AND ADDRESS OF BENEFICIAL OWNER                AMOUNT AND        PERCENT OF
                                                                       NATURE OF BENEFICIAL      CLASS
                                                                             OWNERSHIP
--------------  -----------------------------------------------------  ---------------------  -----------
Common stock    ERIC BOEHNKE
                1820 Fulton Avenue                                                4,600,000       53.49 %
                West Vancouver, British Columbia
                V7V 1S2 Canada
--------------  -----------------------------------------------------  ---------------------  -----------
Common stock    DISTINCT HOLDINGS LTD.                                         1,000,000 (1)      11.63 %
                3081 3rd Avenue
                Whitehourse, Yukon Territory
                Y1A 4Z7 Canada
--------------  -----------------------------------------------------  ---------------------  -----------
Common stock    KET INVESTMENTS
                980 - 13th Street                                                680,000 (2)       7.91 %
                Kamloops, British Columbia
                V2B 3C9 Canada
--------------  -----------------------------------------------------  ---------------------  -----------
Common stock    All Directors and Named Executive Officers as a group             4,600,000        53.49%
---------------------------------------------------------------------------------------------------------

     (1)  Mr.  John  Meyer  is  the  sole  shareholder of Distinct Holdings Ltd.
     (2)  Mrs.  Karen  Repka  is  the  sole  shareholder of KET Investments Ltd.

We know of no arrangement to that would result in a change in control of our company.


ITEM  12.  CERTAIN  RELATIONSHIPS  AND  RELATED  TRANSACTIONS
-------------------------------------------------------------

Other than set forth below, during the past two years, there have not been any transactions that have occurred between Dynamic Ventures and its officers, directors, and five percent or greater shareholders.

     i) For the fiscal year ended December 31, 2002, the President of Dynamic Ventures has donated consulting services valued at $18,000.

     ii) For the fiscal year ended December 31, 2001, Big Sky Management Ltd. received approximately $19,350 as compensation for consulting services rendered to June 30, 2001. The services were provided by Eric Boehnke who is the sole director/officer and a majority shareholder of Dynamic Ventures. Mr. Eric Boehnke is the sole shareholder of Big Sky Management Ltd.

     iii) On January 29, 2001, Dynamic Ventures issued a $100,000 promissory note to Big Sky Management Ltd. Proceeds of the loan were used for working capital. The holder of the note was granted a security interest in any and all corporate property, including but not limited to, real property, inventory, receivables and office equipment of Dynamic Ventures. Mr. Eric Boehnke is the sole shareholder of Big Sky Management Ltd. The note bears interest at 12% per annum and the note is due on demand. The accrued interest to December 31, 2002 is $23,000.

ITEM  13.  EXHIBITS  AND  REPORTS  ON  FORM  8-K
------------------------------------------------

(A)     EXHIBITS
----------------

Exhibits included or incorporated by reference in this document are set forth in
--------------------------------------------------------------------------------
the  Exhibit  Index.
--------------------


                                     IV-B11

INDEX  TO  EXHIBITS

     Exhibit     Number     Description
     -----------------------------------------------------------------------

          3.1  (1)          Articles  of  Incorporation
          3.2  (1)          Bylaws
          4.1  (1)          Specimen  Stock  Certificate
          4.2  (1)          Stock  Subscription  Agreement
          4.4  (2)          $100,000  Promissory  Note
          5.1  (1)          Opinion  re:  legality
          10.1 (1)          License  Agreement
          10.2 (1)          Assignment  of  License  Agreement
          23.1 (1)          Consent  of  Independent  Auditors
          23.2 (1)          Consent  of  Counsel  (see  exhibit  5.1)
          99.1              Certification  of  Chief  Executive  Officer
          99.2              Certification  of  Principal  Financial  Officer

          (1) Previously filed as an exhibit to the registrant's registration statement on Form SB-2 on June 30, 2000 and as amended on September 19, 2000, November 3, 2000 and December 22, 2000.
          (2) Previously filed as an exhibit to the registrant's annual report on Form 10-KSB on March 29, 2002.

(b)     Reports  on  Form  8-K

There were no reports on Form 8-K filed during the last quarter of the fiscal year covered by this report.


ITEM  14.  CONTROLS  AND  PROCEDURES

A)     EVALUATION  OF  DISCLOSURE  CONTROLS  AND  PROCEDURES

Our Chief Executive Officer, who is our only employee and also serves as the principal financial officer, evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-14(c) and 15d-14(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"). Based on such evaluation, he concluded that, as of the Evaluation Date, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act, is recorded, processed, summarized and reported on a timely basis in accordance with applicable rules and regulations.

B)     CHANGES  IN  INTERNAL  CONTROLS

There were no significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of the evaluation, including any significant deficiencies or material weaknesses of internal controls that would require corrective action.


                                   SIGNATURES
                                   ----------

In accordance with Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                          DYNAMIC  VENTURES,  INC.

                          By:   /s/  Eric  Boehnke
                             ------------------------------
                             Eric  Boehnke
                             President, Secretary, Principal Financial Officer, and Director

                          Date:   March  19,  2003
                               ----------------------------


                                     IV-B12

                                 CERTIFICATIONS

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I,  Eric  Boehnke,  certify  that:

1.  I have reviewed this annual report on Form 10-KSB of Dynamic Ventures, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

     (a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

     (b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

     (c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

     (a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

     (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:  March  19,  2003


                                                   /s/  Eric  Boehnke
                                           ------------------------------------
                                                      Eric  Boehnke
                                                Chief  Executive  Officer


                                     IV-B13

CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I,  Eric  Boehnke,  certify  that:

1. I have reviewed this annual report on Form 10-KSB of Dynamic Ventures, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

     (a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

     (b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

     (c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

     (a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

     (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:  March  19,  2003


                                                   /s/  Eric  Boehnke
                                           ------------------------------------
                                                      Eric  Boehnke
                                                Chief  Executive  Officer


                                     IV-B14

                               [GRAPHIC  OMITTED]


                          INDEPENDENT AUDITOR'S REPORT
                          ----------------------------


To the Board of Directors and Stockholders of Dynamic Ventures Inc.
(A  Development  Stage  Company)


We have audited the accompanying balance sheets of Dynamic Ventures Inc. (A Development Stage Company) as of December 31, 2002 and 2001 and the related statements of operations, stockholders' deficit and cash flows for the period from April 10, 2000 (Date of Inception) to December 31, 2002 and the years ended December 31, 2002 and 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of Dynamic Ventures Inc. (A Development Stage Company), as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the period from April 10, 2000 (Date of Inception) to December 31, 2002, in conformity with U.S. generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has not generated any revenues and has suffered start-up losses of $164,005 to December 31, 2002. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also discussed in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


"Manning  Elliott"


CHARTERED  ACCOUNTANTS

Vancouver,  Canada

February  18,  2003

Dynamic  Ventures  Inc.
(A  Development  Stage  Company)
Balance  Sheets
(expressed  in  U.S.  dollars)

                                                                                                 December 31,
                                                                                               2002        2001
                                                                                                $           $
Assets

Current Assets

Cash                                                                                           63,946      80,802
------------------------------------------------------------------------------------------------------------------

Total Assets                                                                                   63,946      80,802
==================================================================================================================


Liabilities and Stockholders' Deficit

Current Liabilities

Accounts payable                                                                                    -       1,426
Accrued liabilities (Note 5(b))                                                                28,201      12,500
Note payable (Note 4)                                                                         100,000     100,000
------------------------------------------------------------------------------------------------------------------

Total Liabilities                                                                             128,201     113,926
------------------------------------------------------------------------------------------------------------------


Stockholders' Deficit

Common Stock: 100,000,000 common shares authorized with a par value of $0.0001;
8,600,000 shares issued and outstanding                                                           860         860

Additional Paid-in Capital                                                                     85,140      85,140

Donated capital (Note 5(c))                                                                    18,000           -
------------------------------------------------------------------------------------------------------------------
                                                                                              104,000      86,000
------------------------------------------------------------------------------------------------------------------
Preferred Stock, 20,000,000 preferred shares authorized with a par value of $0.0001; none
issued                                                                                              -           -
------------------------------------------------------------------------------------------------------------------
Deficit Accumulated During the Development Stage                                             (168,255)   (119,124)
------------------------------------------------------------------------------------------------------------------
Total Stockholders' Deficit                                                                   (64,255)    (33,124)
------------------------------------------------------------------------------------------------------------------
Total Liabilities and Stockholders' Deficit                                                    63,946      80,802
==================================================================================================================

Contingent Liability (Note 1)

Commitment (Notes 3 and 5)



    (The accompanying notes are an integral part of the financial statements)

Dynamic  Ventures  Inc.
(A  Development  Stage  Company)
Statements  of  Operations
(expressed  in  U.S.  dollars)


                                    Accumulated  from
                                    April  10,  2000
                                   (Date of Inception) For the Year Ended
                                     to December 31,     December 31,
                                          2002        2002         2001
                                           $            $            $
Revenue                                        -            -            -
---------------------------------------------------------------------------

Expenses

Consulting (Note 5)                       48,318       18,000       21,106
Foreign exchange loss                      1,113           83        1,030
Interest and bank charges (Note 5(b))     24,229       12,315       11,002
License amortized and written-off         24,750            -            -
Market research                            1,500            -            -
Office, rent and telephone                 7,919        2,271        4,490
Organizational and offering costs         11,000            -            -
Professional fees                         34,051       14,813       18,138
Transfer agent and filing fees             6,445        1,620        3,750
Web site maintenance fee                   1,000          500          500
Less:  Interest income                    (2,320)        (471)      (1,849)
---------------------------------------------------------------------------
Total Expenses                           158,005       49,131       58,167
---------------------------------------------------------------------------
Net Loss for the Period                 (158,005)     (49,131)     (58,167)
===========================================================================
Basic Net Loss Per Share                                (0.01)       (0.01)
===========================================================================
Weighted Average Shares Outstanding                 8,600,000    8,032,000
===========================================================================

 (Diluted loss per share has not been presented as the result is anti-dilutive)




    (The accompanying notes are an integral part of the financial statements)

Dynamic  Ventures  Inc.
(A  Development  Stage  Company)
Statements  of  Cash  Flows
(expressed  in  U.S.  dollars)


                                                                           Accumulated from
                                                                            April 10, 2000
                                                                          (Date of Inception) For the Year Ended
                                                                             to December 31,    December  31,
                                                                                  2002         2002       2001
                                                                                   $             $          $

Cash Flows to Operating Activities

  Net loss                                                                      (158,005)   (49,131)   (58,167)

  Adjustments to reconcile net loss to cash

    Donated consulting                                                            18,000     18,000          -
    License amortized and written-off                                             24,750          -          -
    Organizational and offering costs                                             11,000          -          -

  Change in non-cash working capital items

    Increase in accounts payable and accrued liabilities                          28,201     14,275     12,973
---------------------------------------------------------------------------------------------------------------
Net Cash Used by Operating Activities                                            (76,054)   (16,856)   (45,194)
---------------------------------------------------------------------------------------------------------------
Cash Flows From Financing Activities

Proceeds from note payable                                                       100,000          -     85,000
Issuance of common shares                                                         40,000          -     40,000
---------------------------------------------------------------------------------------------------------------
Net Cash Provided by Financing Activities                                        140,000          -    125,000
---------------------------------------------------------------------------------------------------------------
Cash Flows to Investing Activities                                                     -          -          -
---------------------------------------------------------------------------------------------------------------
Change in Cash                                                                    63,946    (16,856)    79,806

Cash - Beginning of Period                                                             -     80,802        996
---------------------------------------------------------------------------------------------------------------
Cash - End of Period                                                              63,946     63,946     80,802
===============================================================================================================


Non-Cash Financing Activities

A total of 3,500,000 shares were issued to a director at a fair market value
  of $0.01 per share for the acquisition of a License (Note 3)                    35,000          -          -

Less dividend deemed paid (Note 5(a))                                            (10,250)         -          -

A total of 1,100,000 shares were issued to a director for organizational
  expenses and offering costs at a fair market value of $0.01 per share           11,000          -          -
===============================================================================================================


Supplemental Disclosures

Interest paid                                                                                     -          -
Income tax paid                                                                                   -          -



    (The accompanying notes are an integral part of the financial statements)

Dynamic  Ventures  Inc.
(A  Development  Stage  Company)
Statement  of  Stockholders'  Equity
From April 10, 2000 (Date of Inception) to December 31, 2002
(expressed  in  U.S.  dollars)


                                                                                                              Deficit
                                                                                                            Accumulated
                                                                              Additional                    During  the
                                                            Common Stock       Paid-in   Donated            Development
                                                         Shares    Par Value   Capital   Capital    Total      Stage
                                                            #          $          $         $         $          $
Balance - April 10, 2000 (Date of Inception)                    -           -         -         -         -          -

Stock issued for license at a fair market value of
  $0.01 per share                                       3,500,000         350    34,650         -    35,000          -

Stock issued for organizational expenses and offering
  costs at a fair market value of $0.01 per share       1,100,000         110    10,890         -    11,000          -

Dividend deemed paid (Note 5)                                   -           -         -         -         -    (10,250)

Net loss for the period                                         -           -         -         -         -    (50,707)
-----------------------------------------------------------------------------------------------------------------------

Balance - December 31, 2000                             4,600,000         460    45,540         -    46,000    (60,957)

Stock issued at $0.01 per share for cash                4,000,000         400    39,600         -    40,000          -

Net loss for the year                                           -           -         -         -         -    (58,167)
-----------------------------------------------------------------------------------------------------------------------

Balance - December 31, 2001                             8,600,000         860    85,140         -    86,000   (119,124)

Donated consulting                                              -           -         -    18,000    18,000          -

Net loss for the year                                           -           -         -         -         -    (49,131)
-----------------------------------------------------------------------------------------------------------------------

Balance - December 31, 2002                             8,600,000         860    85,140    18,000   104,000   (168,255)
=======================================================================================================================



    (The accompanying notes are an integral part of the financial statements)

1.        Development  Stage  Company

     Dynamic Ventures Inc. herein (the "Company") was incorporated in the State of Washington, U.S.A. on April 10, 2000. The Company acquired a license to market and distribute vitamins, minerals, nutritional supplements, and other health and fitness products in the States of Nevada and Utah. The grantor of the license offers these products for sale from various suppliers on their Web Site. The Company's mind and management reside in Canada.

     The Company is in the early development stage. In a development stage company, management devotes most of its activities in developing a market for its products. Planned principal activities have not yet begun. The ability of the Company to emerge from the development stage with respect to any planned principal business activity is dependent upon its successful efforts to raise additional equity financing and/or attain profitable operations. There is no guarantee that the Company will be able to raise further equity financing or sell any of its products at a profit. There is substantial doubt regarding the Company's ability to continue as a going concern.

     The Company's SB-2 Registration Statement filed with the U.S. Securities Exchange Commission was declared effective on January 5, 2001. The Company completed an offering and issued 4,000,000 common shares at $0.01 per share for cash proceeds of $40,000.

     On January 29, 2001, the Company received $100,000 from a company controlled by the President of the Company pursuant to a note payable secured by all corporate property, bearing interest at 12% and due on demand.

     The Company has a working capital deficit of $64,255 as at December 31, 2002. The Company has received written confirmation from the President of the Company that the note payable plus accrued interest totalling $123,000 will not be demanded until such time as the Company is in a financial position to do so. With this confirmation management believes the Company has enough funds to pay creditors and to pay ongoing operating expenses for the next twelve months.


2.   Summary  of  Significant  Accounting  Policies

     (a)  Year  end

          The  Company's  fiscal  year  end  is  December  31.

     (b)  Cash  and  Cash  Equivalents

     The Company considers all highly liquid instruments with a maturity of three months or less at the time of issuance to be cash equivalents.

     (c)  Long-lived  Assets

     The carrying value of the long-lived assets are evaluated in each reporting period to determine if there were events or circumstances which would indicate a possible inability to recover the carrying amount. Such evaluation is based on various analyses including assessing the Company's ability to bring the related business to market, related profitability projections and undiscounted cash flows which necessarily involves significant management judgment. Where an impairment loss has been determined the carrying amount is written-down to fair market value. Fair market value is determined as the amount at which the license could be sold in a current transaction between willing parties.

     (d)  Foreign  Exchange

     Current monetary assets and liabilities of the Company which are denominated in foreign currencies are translated at the exchange rate in effect at the balance sheet dates. Revenues and expenses are translated at rates of exchange prevailing on the transaction dates. Exchange gains or losses on the realization of current monetary assets and the settlement of current monetary liabilities are recognized currently to operations.

     (e)  Income  Tax

     Potential benefits of income tax losses are not recognized in the accounts until realization is more likely than not. The Company has adopted Statement of Financial Accounting Standards No. 109 ("SFAS 109") as of its inception. The Company has incurred net operating losses of $136,000, which expire starting in 2015. Pursuant to SFAS 109 the Company is required to compute tax asset benefits for net operating losses carried forward. Potential benefit of net operating losses have not been recognized in these financial statements because the Company cannot be assured it is more likely than not it will utilize the net operating losses carried forward in future years.

     The components of the net deferred tax asset at December 31, 2002 and 2001, and the statutory tax rate, the effective tax rate and the elected amount of the valuation allowance are scheduled below:

                                                        2002       2001
                                                          $          $

          Net Operating Loss                            31,000     58,000

          Statutory Tax Rate                                34%        34%

          Effective Tax Rate                                 -          -

          Deferred Tax Asset                            11,000     20,000

          Valuation Allowance                          (11,000)   (20,000)
          ----------------------------------------------------------------

          Net Deferred Tax Asset                             -          -
          ================================================================

     (f)  Revenue  Recognition

     The Company will receive from the Grantor of the license, commissions of one-half of all the profit on all sales made through the Grantor's Web Site. The commission revenue will be recognized in the period the sales have occurred. The Company will report the commission revenue on a net basis as the Company is acting as an Agent for the Grantor and does not assume any risks or rewards of the ownership of the products. This policy is prospective in nature as the Company has not yet generated any revenue.

     (g)  Comprehensive  Income

     SFAS No. 130 establishes standards for reporting comprehensive income and its components in financial statements. Comprehensive income, as defined, includes all changes in equity (net assets) during a period from non-owner source. To date, the Company has not had any significant transactions that are required to be reported in comprehensive income.

     (h)  Accounting  for  Stock-Based  Compensation

     SFAS No. 148 amends SFAS No. 123 by providing transition and alternative methods in accounting for stock-based employee compensation. SFAS No. 123, "Accounting for Stock-Based Compensation," requires that stock awards granted be recognized as compensation expense based on fair values at the date of grant. Alternatively, a company may account for stock awards granted under Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees," and disclose pro forma income amounts which would have resulted from recognizing such awards at their fair value. The Company has elected to account for stock-based compensation for employees and non-employees using SFAS No. 123, as amended by SFAS No. 148.

     (i)  Basic  and  Diluted  Net  Income  (Loss)  per  Share

     The Company computes net income (loss) per share in accordance with SFAS No. 128, "Earnings per Share" (SFAS 128). SFAS 128 requires presentation of both basic an diluted earnings per share (EPS) on the face of the income statement. Basic EPS is computed by dividing net income (loss) available to common shareholders (numerator) by the weighted average number of common shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period including stock options, using the treasury stock method, and convertible preferred stock, using the if-converted method. In computing Diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants. Diluted EPS excludes all dilutive potential common shares if their effect is anti dilutive.

     (j)  Use  of  Estimates

     The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods. Actual results could differ from those estimates.

     (k)  Financial  Instruments

     The carrying value of cash, accounts payable, accrued liabilities and note payable approximate fair value due to the relatively short maturity of these instruments.

     (l)  Recent  Accounting  Pronouncements

     In June 2001, SFAS No. 141, "Business Combinations," was approved by the Financial Accounting Standards Board ("FASB"). SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Goodwill and certain intangible assets will remain on the balance sheet and not be amortized. On an annual basis, and when there is reason to suspect that their values have been diminished or impaired, these assets must be tested for impairment, and write-downs may be necessary. The Company implemented SFAS No. 141 on July 1, 2001 and its impact is not expected to be material on its financial position or results of operations.

     In June 2001, SFAS No. 142, "Goodwill and Other Intangible Assets," was approved by FASB. SFAS No. 142 changes the accounting for goodwill from an amortization method to an impairment-only approach. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. Amortization of goodwill, including goodwill recorded in past business combinations, will cease upon adoption of this statement. The Company adopted SFAS No. 142 on January 1, 2002 and its impact is not expected to have a material effect on its financial position or results of operations.

     In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligation." SFAS No. 143 is effective for fiscal years beginning after June 15, 2002, and will require companies to record a liability for asset retirement obligations in the period in which they are incurred, which typically could be upon completion or shortly thereafter. The FASB decided to limit the scope to legal obligations and the liability will be recorded at fair value. The Company will adopt SFAS No. 143 on January 1, 2003. The effect of adoption of this standard on the Company's results of operations and financial position is being evaluated.

     In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. It provides a single accounting model for long-lived assets to be disposed of and replaces SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of." The Company adopted SFAS No. 144 on January 1, 2002. The effect of adoption of this standard on the Company's results of operations and financial position is not expected to be material.

     In June 2002, FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". This Statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. The Company will adopt SFAS No. 146 on January 1, 2003. The effect of adoption of this standard on the Company's results of operations and financial position is being evaluated.

     FASB has also issued SFAS No. 145 and 147 but these pronouncements will not have any effect on the operations of the Company therefore a description of each and their respective impact on the Company's operations have not been disclosed.

     In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure," which amends SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 expands the disclosure requirements of SFAS No. 123 to require more prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The transition provisions of SFAS No. 148 are effective for fiscal years ended after December 15, 2002. The disclosure provisions of SFAS No. 148 are effective for financial statements for interim periods beginning after December 15, 2002. The Company will adopt SFAS No. 148 on January 1, 2003. The effect of adoption of this standard on the Company's results of operations and financial position is not expected to be material as the Company does not have a stock option plan in place or planned in the future.

3.   License

     The Company's only asset is a license acquired from Vitamineralherb.com Corp. The grantor to market vitamins, minerals, nutritional supplements and other health and fitness products through the Grantor's Web Site. The Company will market and sell via the Internet, these products to medical practitioners, alternative health professionals, martial arts studios and instructors, sports and fitness trainers, other health and fitness practitioners, school and other fund raising programs and other similar types of customers in Nevada and Utah. The license was acquired on April 10, 2000 for a term of three years. The license will be automatically renewed unless the Company or the Grantor gives the other notice not to renew. The minimum order quantity is 100 bottles per formulation for standard products and 5,000 units for customer formulas. The Grantor has agreed to provide certain business administrative services to the Company, including product development, store inventory, Web Site creation and maintenance of an order fulfilment system, thereby enabling the Company to focus strictly on marketing and sales. Some services, such as development of the Web Site and the order fulfilment system, will be provided by the Grantor, while others, such as product development and store inventory, will be provided by the product supplier. The Grantor sets the price for products based on the manufacturer's price, plus a mark up which the Grantor and the Company share equally. The Company pays an annual fee of $500 for maintenance of the Grantor's Web Site commencing on the anniversary date of April 10th of each year.

     See Note 5 for consideration paid for the license.

     The License was written-off to operations in fiscal 2000 due to the lack of historical cash flow and lack of a market to resell the license.

4.   Note  Payable

     The Company received $100,000 from a company controlled by the President of the Company pursuant to a note payable secured by all corporate property, bearing interest at 12% and due on demand.

5.   Related  Party  Transactions/Balances

     The following transactions with related parties are bona-fide business transactions and were recorded at their exchange amounts.

     (a) The License referred to in Note 3 was assigned to the Company in fiscal 2000 by the sole director and President of the Company for consideration of 3,500,000 shares having a fair market value of $35,000. The Company estimated the cost of the license to its President at $24,750. The estimate was based on an allocation of the President's cash outlay of $33,000 for common stock of K-2 Logistics.com Inc., by virtue of which the President obtained the license as well as his continued ownership of K-2 Logistics.com Inc. The fair market value of $35,000, based on recent comparable transactions, was allocated at a par value of $350 and additional paid in capital of $34,650. The excess of fair market value over predecessor cost, being $10,250, was treated as a dividend. The
          Grantor  of  the  License  is  not  related  to  the  Company.

     (b) The Company has accrued $23,000 of interest owing on a note payable to a company controlled by the President of the Company (See Note 4). A total of $12,000 was charged to operations during the year (2001 -$11,000).

     (c) The President of the Company has donated consulting services valued at $18,000. This amount has been charged to operations and classified as "donated capital" in stockholders' deficit.

     (d) The Company paid $Nil (2001 - $19,348) in consulting fees to a company controlled by the President of the Company.

                                   APPENDIX V

                           OPINION OF COMPETENT PERSON


The  Directors,
AAE  Technologies  International  Plc.
The  Arch
7  Father  Matthew  Quay
Cork
Ireland


18th  June  2003


Dear  Sirs,

RE:  OPINION  OF  COMPETENT  PERSON  PROVIDING  ADVICE  TO  THE DIRECTORS OF AAE
TECHNOLOGIES  INTERNATIONAL  PLC.

We refer to the proposed recommended transaction ("Offer") for the entire issued and to be issued share capital of AAE Technologies International plc (AAE) to be made by O2 Diesel Corporation (O2D) (formerly Dynamic Ventures Inc.) on or around 18 June 2003.

We have been asked by the Board of AAE to advise on the financial implications of the Offer. Our advice is strictly to be utilised by the Directors of AAE, and citizens and residents of the United Kingdom and the Republic of Ireland solely. Citizens and residents of other jurisdictions should consult a stockbroker, accountant or other independent financial advisor who is authorised to give advice under the relevant investment legislation.

ADVICE TO THE BOARD OF DIRECTORS OF AAE REGARDING 'THE OFFER'

Having taken into account the commercial assessments of the directors of AAE Technologies International Plc and subject to the risks outlined below, we hereby advise that the Offer is fair and reasonable and consequently should be recommended to AAE Technologies International Plc Shareholders.

FINANCIAL  IMPLICATIONS  OF  'THE  OFFER'

The following section will deal with the financial effects of the acceptance of the Offer on the capital and income position of the holder of shares in AAE.

SUMMARY  OF  EFFECT  ON  CAPITAL  VALUE  OF  'THE  OFFER'
---------------------------------------------------------

Based on the information outlined below, it is our opinion that the acceptance of the Offer, should lead to a strengthening of the financial position of the new O2D group. This should compensate the existing AAE shareholders for the dilution in their collective equity. Also the securities held by the shareholders should be marketable on the National Association of Securities Dealers Over-the-Counter Bulletin Board (OTC-BB) once the one year retention period has lapsed.

OUTLINE  OF  'THE  OFFER'  ON  CAPITAL  VALUE
---------------------------------------------

AAE, the parent holding company is an unquoted Irish public limited company with an issued share capital of 73,004,848 shares of $ 0.01 per share. In our opinion it is not possible to value these shares as the company has negative reserves and the intellectual property, whilst used to secure a US$1.0 million dollar loan, would require substantial further development to achieve its potential value.

O2D is an American company incorporated in Washington and is quoted on OTC B-B, the quotation service which is regulated by the Securities and Exchange Commission. Whilst the stock bid prices over the last year discloses a high bid price of US$3.00 and a low of US$1.15, these prices may be distorted by sales of small volumes.

O2D as per its unaudited Financial Statements as at 31 March 2003 has negative reserves, however we are advised that a OTC-BB shell company similar to O2D would have a valuation of between US$300,000 and US$400,000 at present, being the cost of meeting the criteria to obtain a quotation.

O2D at present is in the early development stage of marketing health and fitness products for which it has a licence in certain states in the United States of America. We have been informed that this will be discontinued should the Offer be accepted.

Pursuant to the Offer O2D is offering to acquire all of the issued and to be issued share capital in AAE in exchange for 18 million New O2D shares (the AAE Shareholding). O2D currently has a shareholding of 14,620,000 which is held by 19 shareholders. On acceptance of the Offer 7,720,000 shares will be contributed to O2D and cancelled. The remaining 6,900,000 are held by shareholders who are unknown to us and will result in a dilution of the AAE Shareholding of 27.7%.

The initial non brokered Private Placement for US$5 million, which is a condition of 'The Offer', and the Follow On non brokered private placement of US$3.5million, both by the issue of shares of $1.50 each at a minimum, would result in the AAE Shareholding being further diluted to 63.8% and 58.9% respectively as follows:

HOLDERS                        FUNDS      SHARES    1ST PP   2ND PP
Current O2D Shares                       6,900,000    24.4%    22.6%
First Private Placement      5,000,000   3,333,333    11.8%    10.9%
AAE Shareholding                        18,000,000    63.8%    58.9%
                             =========  ==========
Sub-total                    5,000,000  28,233,333
Follow on Private Placement  3,500,000   2,333,333              7.6%
                             =========  ==========  =======  =======
Total                        8,500,000  30,566,667   100.0%     100%
                             ---------  ----------  -------  -------

In summary the acceptance of 'The Offer' will result in the AAE shareholders acquiring securities quoted on the OTC-BB for unquoted securities. The resulting dilution in equity of the AAE shareholders as a result of acceptance of 'The Offer', in our opinion, seems fair when compared to the funds being introduced.

INCOME  EFFECT  OF  'THE  OFFER'
--------------------------------

In our opinion, it is not possible to calculate the income effect of the Offer to AAE shareholders as neither AAE nor O2D have, to date, paid a dividend to shareholders.

MATTERS  DRAWN  TO  THE  ATTENTION  OF  SHAREHOLDERS

Set out below are matters which we deem should be brought to the attention of shareholders:

     - AAE Technologies International Plc and its group subsidiaries (AAE Group) as per Management Financial Statements as at 31 May 2003 have a cash surplus of US$270,000. The monthly funding requirement for the AAE Group is approximately US$130,000 based on historical data. Hence the AAE Group can sustain its current level of development of its intellectual property for no more than three months.

     - The AAE Group has obtained a Bridge Loan of US$1.0 million, the security for which is all the assets of the group including the intellectual property. Should the Initial Private Placement of US$5million not be raised, or additional finance from an alternative source located by September 2003, the company will be unable to repay this loan and as such the company could be forced to liquate and could be obliged surrender it's assets to fulfil its obligation.

     -    The  Offer  is  conditional  on  occurrence  of  the  Initial  Private
          Placement. As per the 'Support Agreement for Major Investors' the purchaser covenants that it will use its 'reasonable commercial efforts' to complete the Initial and Follow-On Private Placements. It is reasonable to state that without a successful Initial Private Placement, and without alternative finance, the AAE will not be able to continue as a going concern.

     - In forming our opinion on the financial merits of the proposed transaction with O2D, we have accepted the executive directors' assurances and representations as to the ability of O2D to raise the funds as outlined in the documentation. We have not carried out any due diligence into O2D or its board of directors and shareholders. We have formed our opinion on the offer on the basis that the funds can be raised. It is our opinion that if the Initial Private Placement funds are not raised as agreed the new company will struggle to continue as a going concern.

     - The new 18 million shares to be issued by O2D for the AAE Shareholding are contractually obliged to be held for a period of one year without being transferred, sold, assigned or in any way disposed of. It should be noted that no such contractual restriction applies to the existing
          6.9 million shares nor the shares issued in the Initial Private Placement or the Follow-On Private Placement, although 1 million of the 6.9 million existing shares have been escrowed for a maximum of eight months following the Exchange Offer. Subject to restrictions under the US federal securities laws, these shares could be disposed of and hence may have adverse consequences on the price of the shares. We had suggested that a 'drag along-tag along' clause be inserted into the agreement to protect the O2D Exchange shareholders interests, however, this clause is not in the final agreement.

We confirm that we are independent of and have no substantial financial interest in either AAE Technologies International plc. or O2 Diesel Corporation.

We consent to the inclusion of this letter of advice to the directors in the Offer document, to be dated on or around 18 June 2003, which is to be circulated to all shareholders of AAE Group and the references to this letter and our name in the Offer document, however, we emphasise once more that our advice and opinion is for the sole use of residents of the United Kingdom and the Republic of Ireland only.

Yours  sincerely,

"Cremin  McCarthy  &  Company"

Cremin  McCarthy  &  Company

                                   APPENDIX VI

                                   DEFINITIONS

The following definitions apply throughout this document unless the context requires otherwise:

"AAE Officers"                                     The officers of AAE.

"AAE Technologies International Plc" or            AAE Technologies International Plc, formerly Millingham

"AAE"                                              Limited incorporated under the laws of Ireland.

"AAE Technologies International Plc Board"         The board of directors of AAE Technologies International
or "AAE Board"                                     Plc, whose names are listed in paragraph 2(b) of Appendix II of this document.

"AAE Technologies International Plc Directors"     The directors of AAE Technologies International Plc, whose
or "AAE Directors"                                 names are set out in paragraph 2(b) of Appendix II of this document.

"AAE Technologies International Plc Group"         AAE Technologies International Plc and its subsidiaries.
or "AAE Group"

"AAE Technologies International Plc Shareholders"  Holders of AAE Technologies International Plc Shares.
or "AAE Shareholders"

"AAE Technologies International Plc Shares"        The existing issued or unconditionally allotted and fully paid ordinary
or "AAE Shares"                                    shares in the capital of AAE Technologies International Plc and any further such shares which are unconditionally allotted and/or issued and fully paid before the date on which the Share Exchange Offer closes (or such earlier/later date(s) as O2Diesel Corporation may, decide) including any such shares allotted or issued pursuant to the exercise of AAE Options.

"AAE Technologies International Plc Options"       Means the 25,159,101 outstanding options and warrants to subscribe
or "AAE Options"                                   for AAE Shares.

"Acceptance Shares"                                Those AAE Technologies International Plc Shares in respect of which
                                                   AAE Shareholders validly accept the Share Exchange Offer, or, where applicable, the O2Diesel Corporation Shares issued in their stead.

"Bridge Loan"                                      Means the loan in the aggregate amount of $1,000,000 previously made by Dynamic Touch Ltd. to the Company as evidenced by
                                                   Promissory Notes dated 18 March 2003 and 31 March 2003.

"Completion", "Completion Date" or                 The date on which the Offer becomes or is declared unconditional in

"Completion of the Offer"                          all respects, which date shall be no later than 2 September 2003.

"Follow-on Private Placement"                      means a non-brokered private placement equity offering of
                                                   U.S.$3,500,000 of O2D Shares at a price of not less than U.S.$1.50 per share, to be undertaken by O2D following, and subject to the
                                                   Offer becoming or being declared unconditional in all respects, the
                                                   Private Placement and certain conditions set out in the Support
                                                   Agreement.

"Form of Acceptance"                               The form of acceptance and authority relating to the Share Exchange
                                                   Offer.


"Indemnity Escrow Agreement"                       The conditional agreement to be entered into by O2Diesel
                                                   Corporation AAE, Key Shareholders and the representatives of the
                                                   AAE Shareholders on behalf of all AAE Shareholders which is appended to this document at Appendix IX.

"Ireland"                                          Ireland other than Northern Ireland and "Irish" shall be construed accordingly.

"Key Shareholders"                                 Alan Rae, Quarryside Ltd., David Koontz, Anthony Dean-Smith,
                                                   Pauline Dean-Smith and Victoria Rae.

"New O2Diesel Corporation Shares" or               The new O2Diesel Corporation Shares to be issued pursuant to the


"New O2D Shares"                                   Share Exchange Offer.

"O2Diesel Corporation" or "O2D"                    O2Diesel Corporation (formerly Dynamic Ventures Inc.) a
                                                   corporation organized under the laws of the State of Washington.

"O2Diesel Corporation Board" or                    The board of directors of O2Diesel Corporation, whose names are

"O2D Board"                                        listed in paragraph 2(a) of Appendix II of this document.

"O2Diesel Corporation Directors" or                The directors of O2Diesel Corporation, whose names are set out in

"O2D Directors"                                    paragraph 2(a) of Appendix II of this document.

"O2Diesel Corporation Shareholders" or             Holders of O2Diesel Corporation shares.
"O2D Shareholders"

"O2Diesel Corporation Shares" or                   Common stock of O2Diesel Corporation, $0.0001 par value.
"O2D Shares"

"Private Placement"                                Means a non-brokered private placement equity offering of
                                                   U.S.$5,000,000 of O2D Shares at a price of not less than U.S.$1.50 per share, to be completed on or before the Completion Date.

"Quarryside"                                       Quarryside Ltd., a company connected with Alan Rae.

"Receiving Agent" or "McGuire Desmond              McGuire Desmond Solicitors, The Arch, 7 Fr
Solicitors" or "Anthony Dean-Smith"                Matthew Quay, Cork, Ireland and Anthony Dean Smith of Unit 11
                                                   Bridge Road Business Park, Haywards Heath, West Sussex, RH16
                                                   1TX, UK

"Share Exchange Offer" or "Offer"                  The offer by O2Diesel Corporation, as recommended by the Directors of AAE Technologies International Plc and contained in this document, to acquire the AAE Technologies International Plc Shares on the terms and subject to the conditions set out in this document and the Form of Acceptance, and where the context admits, any subsequent revision, variation, extension or renewal thereof.

"Share Exchange Offer Period" or                   The period commencing 18 June 2003 and lasting until 3:00 p.m.

"Offer Period"                                     (Ireland time) on 10 July 2003, or if later, the date on which the Share
                                                   Exchange Offer lapses or, the date on which the Share Exchange
                                                   Offer becomes or is declared unconditional as to acceptances, which first occurs.

"Support Agreement"                                The conditional agreement to be entered into by O2Diesel
                                                   Corporation, AAE Technologies International Plc and the Key
                                                   Shareholders, which is appended to this document at Appendix VIII and a summary of which is contained in Part II of this document.

"UK" or "United Kingdom"                           The United Kingdom of Great Britain and Northern Ireland.


                                      VI-2

"U.S." or "United States"                          The United States of America, its territories and possessions, any state of the United States of America and the District of Columbia
                                                   and all other areas subject to its jurisdiction.

"U.S. $" or "US$"                                  The lawful currency of the United States of America.

For the purposes of this document, "subsidiary" and "subsidiary undertaking" have the respective meanings given by the Companies Act, 1963.

                                  APPENDIX VII

                                LETTER OF INTENT


March  18,  2003
AAE  Technologies  International  PLC
200  Executive  Drive
Newark,  Deleware
19702

-  and  -

Alan  Rae

-  and  -

Anthony  Dean  Smith

Dear  Sirs:

          RE:  LETTER  OF  INTENT

          This letter of intent (the "LETTER OF INTENT") sets out certain basic terms and conditions pursuant to which:

     (a) DYNAMIC VENTURES INC. (the "PURCHASER") would be prepared to make an offer to acquire all of the issued and outstanding shares (the
          "SHARES") in the capital of AAE Technologies International PLC (the "COMPANY") from the shareholders of the Company, including without limitation Alan Rae and Anthony Dean Smith, (the "SELLERS") (the "SHARE PURCHASE");

     (b) the Purchaser is prepared to arrange for a bridge loan to the Company in the amount of US$1,000,000 which is will be converted for shares of common stock of the Purchaser in the event the Share Purchase closes (the "BRIDGE LOAN") on the same terms as the Private Placement described below;

     (c) the Purchaser is prepared to undertake to complete a non-brokered private placement equity offering of US$3,500,000 of shares of common stock in the capital of the Purchaser at a price of not less than US$1.50 per share (the "PRIVATE PLACEMENT"); and

     (d) provided that the Share Purchase and Private Placement are completed, the Purchaser is prepared to undertake a future non-brokered private placement equity offering of an additional US$3,500,000 of shares of common stock in the capital of the Purchaser at a price of not less than US$1.50 per share (the "FOLLOW-ON PRIVATE PLACEMENT").

     Upon acceptance of this Letter of Intent, the obligations of the Sellers and the Purchaser to complete the transactions contemplated herein will be subject to, among other things, the negotiation of definitive binding documentation satisfactory to each party at its sole and absolute discretion. It is anticipated that the documentation will include a share purchase agreement (the "SHARE PURCHASE AGREEMENT") providing for the Share Purchase, a loan agreement, security agreement and promissory note (collectively, the "BRIDGE LOAN AGREEMENT") providing for the Bridge Loan and a form of subscription agreement (the "SUBSCRIPTION AGREEMENT") providing for the Private Placement and the Follow-On Private Placements. Each of the Share Purchase Agreement, the Loan Agreement and the Subscription Agreement (collectively, the "TRANSACTION DOCUMENTS") will contain terms and conditions as set out in this Letter of Intent and such other terms and conditions as are normal for transactions of the nature described therein. The Purchasers intends to enter into a simplified version of the Share Purchase Agreement with Sellers who are not management, directors or key shareholders of the Company.

A.          PURCHASE  OF  SHARES

1. CLOSING DATE. The closing date (the "CLOSING DATE") for the Share Purchase shall be 120 days from the execution of this Letter of Intent or such other date as the Sellers and the Purchaser may agree.

2. SALE OF SHARES. The Share Purchase Agreement will provide that, on the Closing Date, the Sellers will sell, and the Purchaser will purchase, the Shares for the Purchase Price (as defined in section 3 below), free and clear of all liens, charges, encumbrances and security interests.

3. PURCHASE PRICE. The aggregate purchase price (the "PURCHASE PRICE") for the Shares shall be 18,000,000 shares of common stock in the capital of the Purchaser (the "CONSIDERATION SHARES"). The Consideration Shares shall be delivered to the Sellers pro rata to their holdings of Shares.

4. CONDITIONS OF CLOSING - PURCHASER. The Share Purchase Agreement shall contain such conditions of closing for the benefit of the Purchaser as are appropriate for the type of transaction contemplated by the Share Purchase, including, without limitation, the following:

     (a) the Board of Directors of the Purchaser shall have approved the transactions contemplated in this Letter of Intent prior to the entering into of the Share Purchase Agreement;

     (b) the Purchaser shall have acquired not less than 80% of the shares in the capital of the Company and the Purchaser shall be entitled to use statutory acquisition rights to acquire the remaining shares not acquired;

     (c) all outstanding options and warrants of the Company shall be exercised or cancelled;

     (d) the Private Placement shall have closed on or before the Closing Date as provided in Part B below;

     (e) all parties shall have received all required consents and approvals for the Share Purchase including, without limitation, those required under applicable securities laws and regulatory rules;

     (f) the Purchaser shall be satisfied at its sole and absolute discretion with its due diligence review of the Company;

     (g) the Company shall have made arrangements for the supply of ethanol, or otherwise demonstrated that there is a readily available supply of ethanol, in either case on terms satisfactory to the Purchaser at its sole and absolute discretion;

     (h) the Company shall carry on its business in the ordinary course from the date of this Letter of Intent;

     (i) there shall have been no adverse material change in the business, results of operations, assets, liabilities, financial condition or affairs of the Company, financial or otherwise, and there shall have been no changes to the existing authorized or issued share capital of the Company;

     (j) the Company shall have received releases from each of the Sellers and the officers and directors of the Company in a form acceptable to the Purchaser at its sole and absolute discretion;

     (k) the Company shall have entered into employment agreements with each of Alan Rae and David Koontz, and any other key employees identified by the Purchaser in the Share Purchase Agreement, on reasonable terms satisfactory to the Purchaser and the employee at each of their sole and absolute discretion;

     (l) the Company shall have entered into confidentiality and intellectual property agreements with each of its employees and consultants on terms satisfactory to the Purchaser at its sole and absolute discretion;

     (m) the Board of Directors of the Purchaser shall be initially comprised of 6 directors, three of whom shall be nominated by the Sellers and two of whom shall be nominated by the Purchaser and mutually agreed upon chairperson;

     (n) all directors of the Company shall have resigned and been replaced by nominees of the Purchaser;


                                      VII-2

     (o) all shareholders' agreements, voting trust agreements and similar agreements relating to the Company shall have been terminated;

     (p) the Purchaser shall have entered into an investor relations agreement on terms satisfactory to it at its sole and absolute discretion; and

     (q) the Purchaser shall have received a legal opinion from counsel to the Company and the Sellers with respect to such matters as the Purchaser may reasonably request.

The foregoing conditions shall be for the exclusive benefit of the Purchaser and may be waived by the Purchaser.

5. CONDITIONS OF CLOSING - SELLERS. The Share Purchase Agreement shall contain such conditions of closing for the benefit of the Sellers as are appropriate for the type of transaction contemplated by the Share Purchase including, without limitation, the following:

     (a) the Board of Directors of the Company shall have approved the transactions contemplated in this Letter of Intent prior to the entering into of the Share Purchase Agreement;

     (b)  the  Bridge  Loan  shall  have  been  completed;

     (c) the Private Placement shall have closed on or before the Closing Date as described in Part B below;

     (d) all parties shall have received all required consents and approvals for the Share Purchase including, without limitation, those required under applicable securities laws and regulatory rules;

     (e) the Sellers shall be satisfied at their sole and absolute discretion with their due diligence review of the Purchaser;

     (f) the Purchaser shall have carried on its business in the ordinary course from the date of this Letter of Intent;

     (g) there shall have been no adverse material change in the business, results of operations, assets, liabilities, financial condition or affairs of the Purchaser, financial or otherwise, and there will have been no changes to the existing authorized or issued share capital of the Purchaser; and

     (h) the Board of Directors of the Purchaser shall be initially comprised of 6 directors, three of whom shall be nominated by the Sellers and two of whom shall be nominated by the Purchaser and mutually agreed upon chairperson. The foregoing conditions shall be for the exclusive benefit of the Sellers, and may be waived by the Sellers.

6. REPRESENTATIONS AND WARRANTIES - EACH SELLER. The Share Purchase Agreement shall contain such representations and warranties of each Seller as are appropriate for the type of transactions contemplated by the Share Purchase including, without limitation, the following representations and warranties:

     (a) the Seller has the capacity and authority to sell the Shares held by the Seller;

     (b) the Sellers is the owner of the Shares held by the Seller free and clear of all liens, charges, encumbrances, pledges and security interests; and

     (c) to the knowledge of the Sellers who are management or directors of the Company, the representations and warranties of the Company are true and correct.

Each Seller shall indemnify the Purchaser for breaches of such representations and warranties.

7. REPRESENTATIONS AND WARRANTIES - COMPANY. The Share Purchase Agreement shall contain such representations and warranties of the Company are appropriate for the type of transactions contemplated by the Share Purchase including, without limitation, the following:


                                      VII-3

     (a)  the  corporate  status  of  the  Company;

     (b) the authorized capital of the Company consists of 500,000,000 common shares of which 73,004,848 common shares are issued and outstanding as fully-paid and non-assessable shares in the capital of the Company, excluding any common shares issued upon the exercise of options;

     (c) the Company has no warrants, options, rights or any other commitment to issue any shares or other securities outstanding, except warrants and options entitling the holders to purchases not greater than 25,159,101 common shares;

     (d) there are no claims, actions, suits, judgments, litigation or proceedings pending against or affecting the Company which will or may have a material adverse affect upon the Company or which may prevent the completion of the transactions contemplated in this Letter of Intent, nor does the Company know or have any reasonable grounds to know of any basis for any such claims, actions, suits, judgments, litigation or proceedings;

     (e) representations and warranties in the usual form will be furnished as to the business and affairs of the Company as at the date of the Share Purchase Agreement; and

     (f) the Company does not, and will not as of immediately prior to the closing of the Share Purchase, have liabilities in excess of US$1,500,000 exclusive of any amounts outstanding under the Bridge Loan.

The Sellers who are management or directors of the Company shall jointly and severally indemnify the Purchaser for breaches of representations and warranties by the Company.

8. REPRESENTATIONS AND WARRANTIES - PURCHASER. The Share Purchase Agreement shall contain such representations and warranties of the Purchaser as are appropriate for the type of transactions contemplated by the Share Purchase including, without limitation, the following representations and warranties from the Purchaser:

     (a)  the  corporate  status  of  the  Purchaser;

     (b) the Consideration Shares to be issued to the Sellers will be duly and validly issued as fully-paid and non-assessable shares in the capital of the Purchaser;

     (c) there are no claims, actions, suits, judgments, litigation or proceedings pending against or affecting the Purchaser which will or may have a material adverse affect upon the Purchaser after giving affect to the transactions contemplated in this Letter of Intent or which may prevent the completion by the Purchaser of the transactions contemplated by this Letter of Intent, nor does it know or have any reasonable grounds to know of any basis for any such claims, actions, suits, judgments, litigation or proceedings;

     (d) the authorized capital of the Purchaser consists of 100,000,000 shares of common stock, of which there will be 6,900,000 shares of common stock duly and validly issued as fully-paid and non-assessable shares in the capital of the Company immediately prior to the Share Purchase and the Private Placement;

     (e) the Purchaser has no warrants, options, rights or any other commitment to issue any shares or other securities outstanding;

     (f) the common shares of the Purchaser are currently quoted on the National Association of Securities Dealers OTC Bulletin Board;

     (g) to the knowledge of the Purchaser, the Purchaser has filed all reports required by it during the last 12 months under the United States
          Exchange  Act  of  1934,  as  amended;  and

     (h) the Purchaser will not, as of immediately prior to the closing of the Share Purchase, have liabilities other than US$100,000, together with interest, outstanding under a promissory note and costs, fees and expenses associated with operating a public company and with this transaction.

The Purchaser shall indemnify the Sellers for breaches of representations and warranties.


                                      VII-4

9. US SECURITIES LAW MATTERS. The Sellers acknowledge and accept, and in the Share Purchase Agreement will represent and warrant that the Purchaser has informed the Sellers, that:

     (a) the Consideration Shares have not been and will not be registered under the Securities Act of 1933, as amended (the "1993 ACT"), and may not be offered or sold in the United States unless registered under the 1933 Act and the securities laws of all applicable states of the United States or an exemption from such registration requirements is available;

     (b) the certificates evidencing the Consideration Shares will be endorsed with a legend indicating that the Consideration Shares have not been registered and may not be transferred or resold except in compliance with the 1933 Act and the United States Security Exchange Act of 1934 (the "1934 ACT") and, without limiting the foregoing, may not be transferred or resold for a period of not less than one year following the issuance of the Consideration Shares; and

     (c) the issuance of the Consideration Shares has not been reviewed or approved by the United States Security Exchange Commission, any State security agency or any foreign securities agency.

10. AGREEMENT TO SUPPORT TRANSACTIONS. The Share Purchase Agreement shall provide that:

     (a) each of the Purchaser, the Sellers and the Company shall use their reasonable efforts to obtain all applicable consents and approvals required to complete the transactions contemplated by the Share Purchase, the Private Placement and the Follow-On Private Placements; and

     (b) the Company shall covenant and agree to support the transactions contemplated by the Share Purchase, the Private Placement and the Follow-On Private Placements and to execute such documents and instruments and do such things as may be necessary to implement and carry out the intent of the Share Purchase, the Private Placement and the Follow-On Private Placements.

B.          BRIDGE  LOAN

1. BRIDGE LOAN. The Purchasers will undertake to arrange for a third party to make and advance US$50,000 and US$950,000 of the Bridge Loan to the Company within 48 hours and 14 days, respectively, of the execution of this Letter of Intent. The Bridge Loan will bear interest at US Prime plus 2% per annum, compounded monthly.

2. CONVERSION OF BRIDGE LOAN. At closing of the Share Purchase, the Bridge Loan shall be assumed by the Purchaser and the principal amount of the Bridge Loan, together with all accrued Interest, shall be immediately converted into shares of the Purchaser at a price of US$1.50 per share.

3. TERM OF BRIDGE LOAN. The principal amount of the Bridge Loan, together with all accrued interest, shall be due and payable on the earliest of:

     (a)  the  date  demand  is  made in accordance with Section B.3. below; and

     (b)  6  months  from  the  date  the  Bridge  Loan  is  advanced.

4. ACCELERATION OF BRIDGE LOAN. The principal amount of the Bridge Loan, together with all accrued interest, shall become immediately payable on demand in circumstances as are appropriate for the type of transaction contemplated by the Bridge Loan including, without limitation, the following:

     (a) 90 days after any party terminates negotiations in respect of the Share Purchase Agreement for any reason whatsoever; or

     (b) 150 days after the date of this Letter of Intent if the parties do not enter into the Share Purchase Agreement within 60 days from the date of this Letter of Intent.

5. SECURITY FOR BRIDGE LOAN. The Bridge Loan will be secured be a first charge on all assets of the Company.


                                      VII-5

6. USE OF PROCEEDS. The Company will use the proceeds of the Bridge Loan solely for working capital purposes.

C.          PRIVATE  PLACEMENT

1. PRIVATE PLACEMENT. The Purchaser will use its reasonable commercial efforts to complete the $US3,500,000 Private Placement on or before the Closing Date at a price of not less than US$1.50 per share.

2.          INITIAL  PORTION  OF PRIVATE PLACEMENT.   A total of US$2,000,000 of
the Private Placement shall be closed immediately and the proceeds used as follows:

     (a) US$1,800,000 will be advanced to the Company for general working capital purposes; and

     (b) up to US$200,000 will be used to pay the Purchaser's legal and other costs and expenses for the transactions contemplated hereby (including repayment of an existing promissory note in the principal amount of US$100,000 plus accrued interest).

3. ESCROWED PORTION OF PRIVATE PLACEMENT. A total of US$1,500,000 of the Private Placement shall be closed in escrow with the shares to be issued and the funds to be released to the Company upon the completion of certain milestones to be mutually agreed and set forth in Share Purchase Agreement.

D.          FOLLOW-ON  PRIVATE  PLACEMENT

1. FOLLOW-ON PRIVATE PLACEMENT. Provided that the Share Purchase and the Private Placement are completed, the Purchaser will use its reasonable commercial efforts to complete the US$3,500,000 Follow-On Private Placement at a price of not less than US$1.50 per share as soon as practicable after the Company meets either of the following conditions (each an "INITIAL CONDITION"):

     (a) the Company enters into a binding agreement for the acquisition of a fuel distribution business or company on terms satisfactory to the Company and the Purchaser at each of their sole and absolute discretion; or

     (b) the Purchaser and the Company mutually agree on an alternative to an acquisition of such fuel distribution business or company on terms satisfactory to the Purchaser and the Company at each of their sole and absolute discretion.

The closing of the Follow-On Private Placement will be conditional upon the closing of the transaction contemplated in the Initial Condition (the "CLOSING CONDITION") and it is the intention of the parties that they will close concurrently.

2. ESCROW OF FREE-TRADING SHARES. Concurrent with closing of the Share Purchase, one or more shareholders (the "ESCROW SHAREHOLDERS") of the Purchaser will place in escrow with a mutually acceptable escrow agent a total of 1,000,000 free trading shares of common stock in the capital of the Purchaser (the "ESCROW SHARES"). The escrow agent shall release the Escrow Shares as follows:

     (a) if the Follow-On Private Placement is completed, the Escrow Shares shall be delivered to the Escrow Shareholders;

     (b) if the Initial Condition is not met within 6 months from the Closing Date, the Escrow Shares shall be delivered to the Escrow Shareholders;

     (c) if the Closing Condition is not met (for any reason other than the non-closing of the Follow-On Private Placement) within 8 months from the Closing Date, the Escrow Shares shall be delivered to the Escrow Shareholders; and

     (d) if the Initial Condition is met within 6 months from the Closing Date but the Acquisition is not completed within 8 months from the Closing Date solely because the Follow-On Private Placement is not completed, the Company shall have the option for 30 days to purchase any or all of the Escrow Shares at a price of US$0.20 per share and any Escrow Shares so purchased will be delivered to the Company and any Escrow Shares not purchased shall be delivered to the Escrow Shareholders.


                                      VII-6

E.          GENERAL

1. CONDUCT OF BUSINESS. From the date of acceptance of this Letter of Intent until the first to occur of the Closing Date or termination of the negotiations contemplated herein, the Purchaser will, and each of the Sellers will cause the Company to, operate its business in a prudent and business-like manner in the ordinary course and in a manner consistent with past practice.

2. EXPENSES. Each party shall be responsible for its legal, accounting and other costs and expenses incurred with respect to this transaction.

3.          CURRENCY.  All  amounts referred to herein are stated in US dollars.

4. ACCESS TO INFORMATION. Upon acceptance of this Letter of Intent and until the completion of the transactions contemplated by this Letter of Intent or the termination of the negotiations contemplated herein:

     (a) the Purchaser will allow each of the Sellers and their respective authorized representatives, including legal counsel, access to all information, books or records relevant for the purpose of the transactions contemplated herein; and

     (b) the Sellers will cause the Company to allow the Purchaser and its authorized representatives, including legal counsel, access to all information, books or records relevant for the purpose of the transactions contemplated herein.

Each of the parties hereto agrees that all information and documents so obtained will be kept confidential and the contents thereof will not be disclosed to any person without the prior written consent of the disclosing party.

5. GOOD FAITH NEGOTIATIONS. The parties hereto agree to proceed diligently and in good faith to negotiate the Bridge Loan for execution on or before 14 days from the date hereof and the Share Purchase Agreement and the Subscription Agreement on or before the Closing Date, or such other date as may be mutually agreed to in writing between the parties hereto. If the Transaction Documents are not executed by such dates, there will be no further obligations to negotiate.

6. NON-SOLICITATION. From the date of the acceptance of this Letter of Intent until completion of the Share Purchase contemplated herein or 30 days after the termination of the negotiations contemplated herein, the Company and the Sellers will not, directly or indirectly, solicit, initiate, assist, facilitate, promote or encourage proposals or offers from, entertain or enter into discussions or negotiations with or provide information relating to the securities, business, operations, affairs or financial condition of the Company to any persons, entity or group in connection with the acquisition or distribution of any securities of the Company or any amalgamation, merger, consolidation, arrangement, restructuring, refinancing, sale of any material assets or part thereof of the Company, unless such action, matter or transaction is part of the transactions contemplated in this Letter of Intent or is satisfactory to, and is approved in advance by the other parties hereto.

7. OBLIGATION. This Part E is binding upon the parties. Except for this Part E, this Letter of Intent is not intended nor shall it be deemed in any way to constitute a contract, an offer to enter into a contract, or a pre-agreement, nor to be binding upon any of the parties, nor to create any legal obligations or rights in any party with respect to any of the matters set forth herein, and no rights or obligations of any party with respect to the Proposed Transaction shall arise until execution of definitive agreements by all parties thereto.

8. CONFIDENTIALITY. No disclosure or announcement, public or otherwise, in respect of this Letter of Intent, the Transaction Documents or the transactions contemplated herein and therein shall be made by any party hereto without the prior written agreement of the other as to timing, content and method, provided that this shall not prevent any party from making any disclosure required by law or any applicable regulatory authority.

9. ASSIGNMENT. No party may assign any of its rights or obligations under this Letter of Intent without the prior written consent of the other parties hereto, except that the Purchaser may assign its obligations hereunder to a subsidiary, provided that the Purchaser guarantees the obligations of such subsidiary.

10. GOVERNING LAW. This Letter of Intent and the Transaction Documents shall be governed by and construed in all respects under and be subject to the laws of Washington State in the United States of America.


                                      VII-7

                                  *     *     *

     If this Letter of Intent is acceptable, we ask that you communicate your acceptance of this Letter of Intent by executing the duplicate copy hereof in the appropriate space below and returning such executed copy to us be delivery or facsimile to the following address or facsimile number:

               BLAKE,  CASSELS  &  GRAYDON  LLP
               Barristers  &  Solicitors
               Suite  2600  -  Three  Bentall  Centre
               P.O.  Box  49314
               595  Burrard  Street
               Vancouver,  British  Columbia
               V7X  1L3

               Facsimile  No.:  604.631.3309

               Attention:  Geoffrey  S.  Belsher
               ---------------------------------

     This Letter of Intent shall expire if not accepted by delivery or facsimile received by the Purchaser at the above address or facsimile number on or before 5:00 p.m., Pacific Time, on March, 2003.

                                   DYNAMIC  VENTURES  INC.

                                          "Eric  Boehnke"
                                          --------------------------------------
                                    By:   Eric  Boehnke
                                 Title:   President

This Letter of Intent is hereby accepted on the terms and conditions set forth herein this 18th day of March, 2003.
AAE  TECHNOLOGIES  INTERNATIONAL  PLC

        "Alan  Rae"
        ---------------------------------
By:     Alan  Rae

                                        )  "Alan Rae"
--------------------------------------  )  -------------------------------------
                       Witness          )  ALAN RAE in his capacity as Seller

                                        )  "Anthony Dean Smith"
--------------------------------------  )  -------------------------------------
                       Witness          )  ANTHONY DEAN SMITH in his capacity as
                                           Seller


                                      VII-8

                                  APPENDIX VIII

                                SUPPORT AGREEMENT


               THIS SUPPORT AGREEMENT is made as of 17 June, 2003

BETWEEN:

               O2DIESEL CORPORATION, a corporation governed by the laws of the State of Washington

               (the  "PURCHASER")
                                      and -

               AAE TECHNOLOGIES INTERNATIONAL PLC, a corporation governed by the laws of The Republic of Ireland

               (the  "COMPANY")
                                    - and -


               THE  SHAREHOLDERS  OF  THE  COMPANY  listed  on  Schedule  A

               (individually,  a  "SELLER"  and,  collectively,  the "SELLERS").

RECITALS:

A. The Purchaser has made an offer to the shareholders of the Company offering to acquire all of the outstanding ordinary shares in the capital of the Company in exchange for common stock in the capital of the Purchaser.

B. Each of the Sellers beneficially owns and controls such number of ordinary shares in the capital of the Company as is set out opposite its name in Schedule A.

C. The Purchaser has made it a condition to the completion of the Offer that the Company and the Sellers enter into this Agreement as of the date hereof. THEREFORE, the parties agree as follows:

                                    ARTICLE 1
                                 INTERPRETATION

1.1 DEFINITIONS. In this Agreement, the following terms shall have the meanings set out below unless the context requires otherwise:

     (1)  "1933 ACT" means the United States Securities Act of 1933, as amended.

     (2) "1934 ACT" means the United States Securities and Exchange Act of 1934, as amended.

     (3)  "AAE  SUBJECT  SHARES"  has  the  meaning  set  forth  in Section 2.1.

     (4) "AAE OPTIONS" means the outstanding options to purchase up to 25,159,101 AAE Shares.

     (5)  "AAE  SHARES" means the ordinary shares in the capital of the Company.

     (6)  "AAE  SHAREHOLDERS"  means  the  holders  of  AAE  Shares.

     (7) "AFFILIATE" means, with respect to any Person, any other Person who directly or indirectly controls, is controlled by, or is under direct or indirect common control with, such Person, and includes any Person in like relation to an Affiliate. A Person shall be deemed to control a Person if such Person possesses, directly or indirectly, the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise; and the term "controlled" shall have a similar meaning.

     (8) "AGREEMENT" means this Agreement, including the Exhibits and the Schedules to this Agreement, as it or they may be amended or supplemented from time to time, and the expressions "HEREOF", "HEREIN", "HERETO", "HEREUNDER", "HEREBY" and similar expressions refer to this Agreement and not to any particular Section or other portion of this Agreement.

     (9) "APPLICABLE LAW" means, with respect to any Person, property, transaction, event or other matter, any law, rule, statute, regulation, instrument, order, judgment, decree, treaty or other requirement having the force of law (collectively, the "LAW") relating or applicable to such Person, property, transaction, event or other matter. Applicable Law also includes, where appropriate, any interpretation of the Law (or any part thereof) by any Person having jurisdiction over it, or charged with its administration or interpretation.

     (10) "ASSETS" means all the properties, assets, interests and rights of the Company or any Subsidiary, as applicable.

     (11)  "BOARD  OF  DIRECTORS"  means  the board of directors of the Company.

     (12) "BRIDGE LOAN" means the loan in the aggregate amount of $1,000,000 previously made by Dynamic Touch Ltd. to the Company as evidenced by Promissory Notes dated March 18, 2003 and March 31, 2003.

     (13) "BUSINESS" means the business carried on by the Company and the Subsidiaries as at the date hereof, which primarily involves the development and commercialisation of certain fuel and fuel additive technologies for the motor fuel market.

     (14) "BUSINESS DAY" means any day except Saturday, Sunday or any day on which banks are generally not open for business in the City of New York.

     (15)  "CLAIM"  has  the  meaning  given  in  Section  6.1.

     (16) "CLOSING" means the completion of the acquisition of the of the AAE Subject Shares in accordance with the provisions of this Agreement and the Offer.

     (17) "COMPLETION DATE" has the meaning set forth in the Offer but in no event shall be later than 22 August, 2003.

     (18) "CLOSING TIME" means the time of closing on the Completion Date provided for in Section 3.1.

     (19) "CODE" means the Internal Revenue Code of 1986, as amended from time to time (and any successor statute), and the rules and regulations thereunder.

     (20)  "COMPANY"  means  AAE  Technologies  International  plc.

     (21)  "COMPANY'S  U.S.  COUNSEL"  means  Arnold  &  Porter.


                                     VIII-2

     (22)  "COMPANY'S  IRISH  COUNSEL"  means  McGuire  &  Desmond.

     (23) "COMPANY MATERIAL CONTRACT" means an agreement (whether oral, written or in electronic form) to which the Company or any Subsidiary is a party or by which the Company or any Subsidiary or any of the Assets or the Business is bound or affected, except an agreement which involves or may reasonably be expected to involve the payment to or by the Company or any Subsidiary of less than $25,000 over the term of the agreement and is not otherwise material to the operation of the Business.

     (24) "CONSENTS AND APPROVALS" means all consents and approvals required to be obtained in connection with the execution and delivery of this Agreement and the completion of the transactions contemplated by this Agreement.

     (25) "CONTRACTS" means all rights and interests of the Company in all pending and/or executory contracts, agreements, leases and arrangements to which the Company is a party or by which the Company or any of the Assets or the Business is bound or affected including the Company Material Contracts and the Leases.

     (26) "DIRECTOR" means a director of the Company; and "DIRECTORS" means every Director.

     (27) "EMPLOYEE" means an individual who is employed by the Company or any Subsidiary; and "EMPLOYEES" means every Employee.

     (28)  "EMPLOYEE  PLANS"  has  the  meaning  given  in  Section  5.2(24).

     (29) "ENVIRONMENTAL LAWS" shall mean Applicable Law that is intended to assure the protection of the environment, or that classify, regulate, call for the remediation of, require reporting with respect to, or list or define air, water, groundwater, solid waste, hazardous or toxic substances, materials, wastes, pollutants or contaminants or which are intended to assure the safety of employees, workers or other persons, including the public or in respect of the manufacture, importation, handling, transportation, storage, disposal and treatment of Hazardous Substances.

     (30) "ENVIRONMENTAL PERMITS" means all permits, certificates, approvals, consents, registrations and licences issued or required by any Environmental Laws or any court or governmental authority and relating to or required for the ownership and/or operation of the Business and/or the Assets.

     (31) "EXCHANGE RATIO" means the fraction of a O2D Exchange Share issuable in exchange for each AAE Share pursuant to the Offer, determined in accordance with the following formula: the quotient obtained by dividing 18,000,000 by the sum of the number of AAE Shares issued and outstanding immediately prior to Closing and the number of AAE Shares issuable upon the exercise of non-cancelled, unexercised options outstanding immediately prior to Closing.

     (32)  "FINANCIAL  STATEMENTS"  has  the  meaning  given  in Section 5.2(6).

     (33) "FOLLOW-ON PRIVATE PLACEMENT" means a non-brokered private placement equity offering of $3,500,000 of shares of common stock in the capital of the Purchaser at a price of not less than $1.50 per share, to be undertaken by the Purchaser following, and subject to the completion of, the Offer, the Private Placement and certain conditions set out in Section 8.4 hereof.

     (34) "GAAP" means those accounting principles which are recognized as being generally accepted in the applicable jurisdiction from time to time, consistently applied.

     (35) "GAAS" means those accounting standards which are recognized as being generally accepted in the applicable jurisdiction from time to time, consistently applied.

     (36) "HAZARDOUS SUBSTANCE" means any solid, liquid, gas, odour, heat, sound, vibration, radiation or combination of them that may impair the natural environment, injure or damage property or plant or animal life or harm or impair the health of any individual.


                                     VIII-3

     (37) "INDEMNITY ESCROW AGREEMENT" means the escrow agreement in the form attached as Exhibit H.

     (38) "INCLUDING" means "including without limitation", and "INCLUDES" means "includes without limitation".

     (39) "INDEMNIFIED PARTY" means a Person whom the Sellers or the Purchaser, as the case may be, has agreed to indemnify under Article 6.

     (40) "INDEMNIFYING PARTY" means, in relation to an Indemnified Party, the Party to this Agreement that has agreed to indemnify that Indemnified Party under Article 6.

     (41)  "INTELLECTUAL  PROPERTY"  means  all  rights  to  and  interests  in:

     (a) all business and trade names, corporate names, brand names and slogans Related to the Business;

     (b) all inventions, patents, patent rights, patent applications (including all reissues, divisions, continuations, continuations-in-part and extensions of any patent or patent application), industrial designs and applications for registration of industrial designs Related to the Business;

     (c) all copyrights and trade-marks (whether used with wares or services and including the goodwill attaching to such trade-marks), registrations and applications for trade-marks and copyrights (and all future income from such trade-marks and copyrights) Related to the Business;

     (d) all rights and interests in and to processes, lab journals, notebooks, data, trade secrets, designs, know-how, product formulae and information, manufacturing, engineering and other drawings and manuals, technology, blue prints, research and development reports, agency agreements, technical information, technical assistance, engineering data, design and engineering specifications, and similar materials recording or evidencing expertise or information Related to the Business;

     (e) all of the intellectual property affected by the registrations and applications for registration listed in Schedule 5.2(14a) and the permissions and licences listed in Schedules 5.2(14e(i)) and 5.2(14e(ii));

     (f) all other intellectual and industrial property rights throughout the world Related to the Business;

     (g) all licences of the intellectual property listed in items (a) to (f) above;

     (h) all future income and proceeds from any of the intellectual property listed in items (a) to (f) above and the licences listed in item (g) above; and

     (i) all rights to damages and profits by reason of the infringement of any of the intellectual property listed in items (a) to (g) above.

     (42) "INTERIM PERIOD" means the period from the date of this Agreement to the Closing.

     (43) "INVENTORIES" means all inventories of stock-in-trade and merchandise including materials, supplies, work-in-progress, finished goods, tooling, service parts and purchased finished goods owned by the Company (including those in possession of suppliers, customers and other third parties).

     (44) "LEASED PREMISES" means all real property that is leased or occupied by the Company under the Premises Leases.

     (45)  "LEASES"  means  Personal  Property  Leases  and  Premises  Leases.


                                     VIII-4

     (46) "LIABILITIES" means all costs, expenses, charges, debts, liabilities, claims, demands and obligations, whether primary or secondary, direct or indirect, fixed, contingent, absolute or otherwise, under or in respect of any contract, agreement, arrangement, lease, commitment or undertaking, Applicable Law and Taxes.

     (47) "LICENCES AND PERMITS" means all licences, permits, filings, authorizations, approvals or indicia of authority issued to the Company including the Environmental Permits.

     (48) "LIEN" means any lien, mortgage, charge, hypothec, pledge, security interest, prior assignment, option, warrant, lease, sublease, right to possession, encumbrance, claim, right or restriction which affects, by way of a conflicting ownership interest or otherwise, the right, title or interest in or to any particular property.

     (49) "MATERIAL ADVERSE CHANGE" OR "MATERIAL ADVERSE EFFECT" means a change in the business, operations or capital of the Company or the Purchaser, as the case may be, which has had or could reasonably be expected to have a significant adverse effect on the value of the shares of the Company or the Purchaser, as applicable, or the ability of the Company or the Purchaser, as applicable, to consummate the transactions contemplated by this Agreement; provided, however, that Material Adverse Change or Material Adverse Effect shall not be deemed to include the impact of any change, effect, event, occurrence, state of facts or development primarily attributable to (i) economic conditions in general, (ii) conditions in the fuel additive industry in general, (iii) the execution or announcement of this Agreement, (iv) any actions taken by the Purchaser or its Affiliates after the date hereof and prior to the Completion Date that relate to, or affect, the business of the Company and the Subsidiaries, or (v) compliance by the Company with the terms of this Agreement.

     (50) "NOTICES" means the notices and forms required to be given to any Person under Applicable Law or pursuant to any contract or other obligation to which the Company is a party or by which the Company is bound or which is applicable to any of the Assets in connection with the execution and delivery of this Agreement or the completion of the transactions contemplated by this Agreement.

(51) "O2D EXCHANGE SHARES" means shares of common stock in the capital of the Purchaser to be issued to the AAE Shareholders in exchange for AAE
Subject  Shares  at  the  Exchange  Ratio  in  accordance  with  Section  2.1.

     (52)  "OFFER"  has  the  meaning  given  in  Section  2.1.

     (53) "OFFICER" means an officer of the Company; and "OFFICERS" means every Officer.

     (54) "OPTION AND ESCROW AGREEMENT" means the escrow agreement in the form attached as Exhibit F.

     (55) "PARTY" means a party to this Agreement and any reference to a Party includes its successors and permitted assigns; and "PARTIES" means every Party.

     (56)  "PERMITTED  LIENS"  means:

     (a)  Liens  for  Taxes  if  such  Taxes  are  not  due  and  payable;

     (b) mechanics', construction, carriers', workers', repairers', storers' or other similar liens (inchoate or otherwise) which individually or in the aggregate are not material, arising or incurred in the ordinary course of business which have not been filed, recorded or registered in accordance with Applicable Law or of which notice has not been given to the Company; and

     (c)  the  mortgages,  charges  and  other liens listed in Schedule 1.1(56).

     (57) "PERSON" is to be broadly interpreted and includes an individual, a corporation, a body corporate, a partnership, a trust, an unincorporated organization, the government of a country or any political subdivision thereof or any agency or department of any such government, and the executors, administrators or other legal representatives of an individual in such capacity.


                                     VIII-5

     (58) "PERSONAL PROPERTY" means all machinery, equipment, furniture, motor vehicles and other chattels owned or leased by the Company (including those in possession of third parties).

     (59) "PERSONAL PROPERTY LEASES" means all chattel leases, equipment leases, rental agreements, conditional sales contracts and other similar agreements.

     (60) "PREMISES LEASES" means all the leases, agreements to lease, subleases, licence agreements and occupancy or other agreements relating to the Leased Premises.

     (61) "PRIME RATE" means the prime rate of interest per annum quoted by Bank of America from time to time as its reference rate of interest for U.S. Dollar demand loans made to its commercial customers in the United States and which Bank of America refers to as its "prime rate", as such rate may be changed from time to time.

     (62) "PRIVATE PLACEMENT" means a non-brokered private placement equity offering of $5,000,000 of shares of common stock in the capital of the Purchaser at a price of not less than $1.50 per share, to be completed on or before the Completion Date.

     (63) "PURCHASER MATERIAL CONTRACT" means an agreement (whether oral, written or in electronic form) to which the Purchaser is a party or by which the Purchaser or any of its assets or business is bound or affected, except an agreement which involves or may reasonably be expected to involve the payment to or by the Purchaser of less than $25,000 over the term of the agreement and is not otherwise material to the Purchaser.

     (64)  "PURCHASER'S  CANADIAN  COUNSEL"  means Blake, Cassels & Graydon LLP.

     (65)  "PURCHASER'S  U.S.  COUNSEL"  means  Dorsey  &  Whitney  LLP.

     (66)  "RAE  TRUST"  means  Quarryside  Ltd.

     (67) "RECEIVABLES" means all accounts receivable, bills receivable, trade accounts, book debts and insurance claims of the Company together with any unpaid interest accrued on such items and any security or collateral for such items, including recoverable deposits.

     (68) "RELATED TO THE BUSINESS" means, directly or indirectly, used in, arising from or relating in any manner to the Business.

     (69) "RELEASE" includes an actual or potential discharge, deposit, spill, leak, pumping, pouring, emission, emptying, injection, escape, leaching, seepage or disposal of a Hazardous Substance which is or may be in breach of any Environmental Laws.

     (70)  "SEC"  means  the  United  States Securities and Exchange Commission.

     (71) "SHARE EXCHANGE OFFER DOCUMENT" means the document pursuant to which the Purchaser made the Offer, which document is attached hereto as Exhibit G.

     (72)  "SUBSIDIARIES"  means  the  corporations  listed  in Schedule 5.2(1).

     (73) "TAXES" means all taxes, charges, fees, levies, imposts and other assessments, including all income, sales, use, goods and services, value added, capital, capital gains, alternative, net worth, transfer, profits, withholding, payroll, employer health, excise, franchise, real property and personal property taxes, and any other taxes, customs duties, fees, assessments or similar charges in the nature of a tax including pension plan contributions, unemployment insurance payments and workers' compensation premiums, together with any instalments with respect thereto, and any interest, fines and penalties imposed by any governmental authority (including federal, state, provincial, municipal and foreign governmental authorities), and whether disputed or not.

     (74) "TAX RETURNS" means any return, report, form or other information filed with any Tax authority with respect to Taxes.


                                     VIII-6

     (75)  "THIRD  PARTY  CLAIM"  has  the  meaning  given  in  Section  6.4.

     (76)  "U.K."  or  "UK"  means  United  Kingdom.

     (77)  "U.S."  or  "US"  means  United  States.

1.2 HEADINGS AND TABLE OF CONTENTS. The division of this Agreement into Articles and Sections, the insertion of headings, and the provision of any table of contents are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.3 NUMBER AND GENDER. Unless the context requires otherwise, words importing the singular include the plural and vice versa and words importing gender include all genders.

1.4 BUSINESS DAYS. If any payment is required to be made or other action is required to be taken pursuant to this Agreement on a day which is not a Business Day, then such payment or action shall be made or taken on the next Business Day.

1.5 CURRENCY AND PAYMENT OBLIGATIONS. Except as otherwise expressly provided in this Agreement:

     (1) all dollar amounts referred to in this Agreement are stated in U.S. dollars;

     (2) any payment contemplated by this Agreement shall be made by cash, certified cheque or any other method that provides immediately available funds; and

     (3) except in the case of any payment due on the Completion Date, any payment due on a particular day must be received and available not later than 4:30 p.m. (Pacific time) on the due date and any payment made after that time shall be deemed to have been made and received on the next Business Day.

1.6 KNOWLEDGE. Any reference to the knowledge of (i) the Purchaser or the Company means to the actual knowledge, information and belief of the directors, officers and employees of the Purchaser or the Company, as the case may be having responsibility for the relevant matter and (ii) any Seller means to the actual knowledge of such Shareholder, except in the case of the Rae Trust in which case any reference to knowledge shall mean actual knowledge of all of Alan Rae, the Rae Trust and Victoria Rae, and except in the case of Anthony Dean-Smith in which case any reference to knowledge shall mean actual knowledge of both of Anthony Dean-Smith and Pauline Dean-Smith.

1.7 CALCULATION OF INTEREST. In calculating interest payable under this Agreement for any period of time, the first day of such period shall be included and the last day of such period shall be excluded.

1.8 STATUTE REFERENCES. Any reference in this Agreement to any statute or any section thereof shall, unless otherwise expressly stated, be deemed to be a reference to such statute or section as amended, restated or re-enacted from time to time.

1.9 SECTION AND SCHEDULE REFERENCES. Unless the context requires otherwise, references in this Agreement to Sections, Exhibits or Schedules are to Sections, Exhibits or Schedules of this Agreement. The Exhibits and Schedules to this Agreement are as follows:

EXHIBITS
--------

     A          Company's  Bring-Down  Certificate
     B          Seller's  Bring-Down  Certificate
     C          Company's  Corporate  Certificate
     D          Purchaser's  Bring-Down  Certificate
     E          Purchaser's  Corporate  Certificate
     F          Option  and  Escrow  Agreement
     G          Share  Exchange  Offer  Document


                                     VIII-7

     H          Indemnity  Escrow  Agreement

SCHEDULES
---------
     A           List  of  Sellers  and  Shares  Held
     1.1(56)     Permitted  Liens
     5.2(1)      Authorized Capital and Other Information concerning the Company and  the  Subsidiaries
     5.2(6)      Financial  Statements
     5.2(9)      Lease  Premises
     5.2(11)     Company  Material  Contracts
     5.2(14)     Intellectual  Property
     5.2(16)     Undisclosed  Liabilities
     5.2(25)     Bonuses
     5.2(27)     Tax  Filings
     5.2(32)     Brokerage  Fees
     5.3(8)      Purchaser  Material  Contracts
     5.3(11)     Purchaser's  Notices

                                    ARTICLE 2
                            OFFER TO PURCHASE SHARES

2.1     THE  OFFER.

     (1) Confirmation of Offer. The Purchaser confirms it has made the offer (the "OFFER") to purchase all of the outstanding AAE Shares and all of the AAE Shares to be issued on the exercise of presently outstanding AAE Options (collectively the "AAE SUBJECT SHARES") in exchange for O2D Exchange Shares based upon the Exchange Ratio, all on the terms of the Share Exchange Offer Document.

     (2) Agreement to Tender into Offer. Subject to the satisfaction or waiver of the conditions set forth in Section 4.2, each Seller agrees to exercise, or agrees to the cancellation of, all AAE Options held by the Seller and irrevocably undertakes to accept the Offer (and not withdraw such acceptance) in respect of all AAE Subject Shares held or to be held by the Seller.

     (3) Agreement to Take-Up Under the Offer. Subject to the satisfaction or waiver of the conditions set forth in Section 4.1 and in the Offer, the Purchaser shall accept for payment and pay for all AAE Subject Shares in respect of which valid acceptances are received (and not properly withdrawn) pursuant to the Offer.

2.2     COMPANY  ACTION.

     (1)     The  Company  represents  and  warrants  to  the  Purchaser  that:

     (a) the Board of Directors of AAE, having been advised on the financial implications of the Offer, has determined unanimously that the Offer is fair and acceptance of the Offer is in the best interests of the Company and the AAE Shareholders and has unanimously recommended that AAE Shareholders accept the Offer; and

     (b) the Board of Directors of AAE, upon consultation with its advisors, has determined unanimously that this Agreement is in the best interests of the Company and the AAE Shareholders.

     (2) The Company represents and warrants to the Purchaser that the Board of Directors have received advice on the financial implications of the Offer given by a competent person who is independent of and who has no substantial financial interest in the Company or the Purchaser, being advice which gives the opinion of that person in relation to the Offer and that such advice has been provided by Cremin McCarthy & Company, Chartered Accountants of 28 Harcourt Street, Dublin 2, Ireland in the form attached to and forming part of the Share Exchange Offer Document.


                                     VIII-8

2.3 OFFER DOCUMENTS. Each of the Purchaser and the Company acknowledge that they worked together jointly in the preparation and mailing of the Share Exchange Offer and to its knowledge the Share Exchange Offer complies with all applicable laws.

2.4 SUBSEQUENT COMPULSORY ACQUISITION. If the Purchaser takes up and pays for AAE Subject Shares pursuant to the Offer, the Company shall use all reasonable efforts to enable the Purchaser to acquire the balance of the AAE Subject Shares as soon as practicable after completion of the Offer by way of compulsory acquisition, arrangement, amalgamation or other type of acquisition transaction.

2.5 SOLICITATION OF ACCEPTANCE OF OFFER. The Company shall use all reasonable efforts to solicit acceptances by AAE Shareholders of the Offer.

2.6 OUTSTANDING STOCK OPTIONS. The Company shall use all reasonable efforts to encourage all persons holding AAE Options to exercise their AAE Options, or agree to have them voluntarily cancelled, prior to the expiry of the Offer and to accept the Offer in respect of all AAE Subject Shares issued in connection therewith. The Company represents and warrants that all AAE Options shall automatically terminate on July 7, 2003 (which date is 42 days from the date of notification of the Offer) unless previously exercised.

2.7 TAX-DEFERRED REORGANIZATION; NO REPRESENTATIONS BY PURCHASER. The Parties intend to adopt this Agreement as a "plan of reorganization" and to treat the Offer as a tax-deferred reorganization in accordance with the provisions of Section 368(a)(1) of the Code (a "REORGANIZATION") for US federal income tax purposes. However, Purchaser makes no representation or warranty to the Company, any Seller or any other holder of Company securities (including, without limitation, stock options or warrants of the Company) regarding (i) the qualification of the Offer as a Reorganization or (ii) the US federal income tax consequences to the Company, any Seller or any such holder of Company securities arising from the Offer, this Agreement, any of the agreements attached as Exhibits to this Agreement, or any of the transactions contemplated by this Agreement or any of the agreements attached as Exhibits to this Agreement. The Company and the Sellers acknowledge that the Company and the Sellers are relying solely on their own financial advisor, accountant or tax counsel regarding (i) the qualification of the Offer as a Reorganization and (ii) the U.S. federal income tax consequences to the Company and the Sellers arising from the Offer, this Agreement, any of the agreements attached as Exhibits to this Agreement, and the transactions contemplated by this Agreement and the agreements attached as Exhibits to this Agreement.

                                    ARTICLE 3
                              CLOSING ARRANGEMENTS

3.1 CLOSING. Provided that the Offer is to become or is to be declared unconditional in all respects, the Closing shall take place at the time (the "Closing Time") one minute prior to the Offer being declared or becoming unconditional in all respects on the Completion Date at the London offices of Blake, Cassels & Graydon LLP, or at such other time on the Completion Date or such other place as may be agreed orally or in writing by the Company and the Purchaser.

3.2 CLOSING DELIVERIES OF THE SELLERS AND THE COMPANY. At the Closing, the Sellers and the Company shall deliver or cause to be delivered to the Purchaser the following documents:

     (1) a certificate of the President or other senior officer of the Company dated as of the Completion Date in the form of Exhibit A;

     (2) a certificate of each of the Sellers dated as of the Completion Date in the form of Exhibit B;

     (3) a certificate of the Secretary or other officer of the Company in the form of Exhibit C;

     (4) evidence in form satisfactory to the Purchaser acting reasonably that the Consents and Approvals have been obtained;

     (5) evidence in form satisfactory to the Purchaser of the termination of or compliance with all outstanding agreements, voting trusts or arrangements among one or more shareholders of the Company;


                                     VIII-9

     (6) confidentiality and intellectual property agreements in a form agreed to by the Purchaser, acting reasonably, each duly executed by the Company's and the Subsidiaries' Employees and consultants;

     (7) non-competition agreements in a form agreed to by the Purchaser, acting reasonably, each duly executed by each of Alan Rae, Anthony Dean-Smith and David Koontz;

     (8) employment agreements in a form agreed to by the Purchaser, acting reasonably, each duly executed by Alan Rae and David Koontz;

     (9) an opinion of the Company's U.S. Counsel addressed to the Purchaser in a form agreed to by the Purchaser, acting reasonably;

     (10) an opinion of the Company's Irish Counsel addressed to the Purchaser, in a form agreed to by the Purchaser, acting reasonably;

     (11) the resignation and release of Claims against the Company of each Director and Officer in a form agreed to by the Purchaser, acting reasonably, duly executed;

     (12) a release of Claims against the Company in a form agreed to by the Purchase, acting reasonably, duly executed by the Sellers;

     (13) the Indemnity Escrow Agreement, duly executed by each of the Sellers and by Ciaran Desmond, or such other person the Sellers designate acting reasonably as representative of all AAE Shareholders.

     (14) all such other assurances, consents, agreements, documents and instruments as may be reasonably required by the Purchaser to complete the transactions provided for in this Agreement.

3.3 PURCHASER'S CLOSING DELIVERIES. At the Closing, the Purchaser shall deliver or cause to be delivered to the Sellers and the Company the following documents and payments:

     (1) a certificate of the President or other senior officer of the Purchaser dated as of the Completion Date in the form of Exhibit D;

     (2) a certificate of the Secretary or other officer of the Purchaser in the form of Exhibit E;

     (3) the Option and Escrow Agreement placing in escrow an aggregate of 1,000,000 shares of common stock in the capital of the Purchaser substantially in the form of Exhibit F;

     (4) an opinion of the Purchaser's U.S. Counsel addressed to the Company and the Sellers in a form agreed to by the Company and the Sellers, acting reasonably;

     (5) the resignation and release of Claims against the Purchaser of each director and officer of the Purchaser who shall resign on or before the Completion Date in a form agreed to by the Company, acting reasonably, duly executed; and

     (6) all such other assurances, consents, agreements, documents and instruments as may be reasonably required by the Sellers to complete the transactions provided for in this Agreement.

3.4     CLOSING  ESCROW.  All  of  the documents delivered under Section 3.2 and
3.3  shall  be  held  in  escrow  and  shall  be  released  as  follows:

     (1) to the person to whom they were to be delivered in the event the Offer becomes or is declared unconditional in all respects; or

     (2) to the person who made the delivery if the Offer does not become or is not declared unconditional in all respects within 24 hours.


                                    VIII-10

                                    ARTICLE 4
                              CONDITIONS OF CLOSING

4.1 PURCHASER'S CONDITIONS. The Purchaser shall not be obliged to complete the purchase and sale of the AAE Subject Shares pursuant to this Agreement and the Offer unless, at or before the Closing Time, each of the conditions in the Offer have been satisfied, it being understood that such conditions are included for the exclusive benefit of the Purchaser and may be waived, in whole or in part, in writing by the Purchaser at any time; and the Company and each Seller severally agrees with the Purchaser to take all such actions, steps and proceedings as are reasonably within its control as may be necessary to ensure that such conditions are fulfilled at or before the Closing Time.

4.2 SELLERS' CONDITIONS. The Sellers shall not be obliged to complete the transactions contemplated by this Agreement and tender their AAE Shares into the Offer unless, at or before the Closing Time, each of the following conditions has been satisfied, it being understood that the following conditions are included for the exclusive benefit of the Sellers and may be waived, in whole or in part, in writing by the Sellers at any time; and the Purchaser agrees with the Sellers to take all such actions, steps and proceedings as are reasonably within the Purchaser's control as may be necessary to ensure that the following conditions are fulfilled at or before the Closing Time:

     (1) Representations and Warranties. The representations and warranties of the Purchaser in Section 5.3 qualified as to materiality shall be true and accurate, and those not so qualified shall be true and accurate in all material respects, at and as of the Closing with the same force and effect as if made as of the Closing (other than such representations and warranties as are made as of another date, which shall be true and correct as of such date).

     (2) Purchaser's Compliance. The Purchaser shall have performed and complied with all of the material terms and conditions in this Agreement on its part to be performed or complied with at or before the Closing Time and shall have executed and delivered or caused to have been executed and delivered to the Seller or the Company, as applicable, at the Closing Time all the documents contemplated in Section 3.3 or elsewhere in this Agreement.

     (3) Private Placement. The Private Placement shall have closed on or before the Completion Date.

     (4) Escrow of Shares. The Purchaser shall have caused one or more of its shareholders to have entered into the Option and Escrow Agreement with an escrow agent mutually acceptable to the Purchaser and the Company, acting reasonably, pursuant to which an aggregate of not less than 1,000,000 shares of common stock in the capital of the Purchaser shall have been placed in escrow.

     (5) Consents and Approvals. All the Consents and Approvals shall have been obtained.

     (6) Due Diligence Investigation. The Sellers shall have conducted and completed its investigation of the Purchaser and shall have been satisfied in all respects with the results of such investigation in its sole and absolute discretion.

     (7) Material Adverse Change. During the Interim Period, there shall have been no Material Adverse Change with respect to the Purchaser.

     (8) Composition of Board of Directors. At the Closing Time, the board of directors of the Purchaser shall be comprised of six directors, three of whom shall be nominated by the Sellers, two of whom shall be nominated by the Purchaser and one of whom shall be a mutually agreed upon chairperson.

     (9)  No  Litigation.  There  shall  be  no  litigation  or  proceedings:

     (a) pending or threatened against any of the Parties or against any of their respective Affiliates or any of their respective directors or officers, for the purpose of enjoining, preventing or restraining the completion of the transactions contemplated by this Agreement; or


                                    VIII-11

     (b) pending or threatened against any of the Parties or against any of their respective Affiliates or any of their respective directors or officers which in the judgement of the Company, would make the completion of the transactions contemplated by this Agreement inadvisable.

4.3 CONDITION NOT FULFILLED. If any condition in Section 4.2 shall not have been fulfilled at or before the Closing Time, then the Sellers in their sole discretion may, without limiting any rights or remedies available to the Sellers at law or in equity, either:

     (1) terminate this Agreement by notice to the Purchaser in which event the Sellers and the Company shall be released from all obligations under this Agreement; or

     (2) waive compliance with any such condition without prejudice to its right of termination in the event of non-fulfilment of any other condition.

                                    ARTICLE 5
                         REPRESENTATIONS AND WARRANTIES

5.1 REPRESENTATIONS AND WARRANTIES OF EACH SELLER REGARDING THE SELLER. As a material inducement to the Purchaser entering into this Agreement, and completing the transactions contemplated by this Agreement and acknowledging that the Purchaser is entering into this Agreement in reliance upon the representations and warranties of the Sellers set out in this Section 5.1, the Sellers severally represent and warrant to the Purchaser as follows:

     (1) Authorization by Seller. The Seller has the power, authority and capacity to own and dispose of the AAE Shares set out opposite the Seller's name on Schedule A and to enter into this Agreement and all other agreements and instruments to be executed by the Seller as contemplated by this Agreement and to carry out the Seller's obligations under this Agreement and such other agreements and instruments.

     (2) Enforceability of Seller's Obligations. This Agreement constitutes a valid and binding obligation of the Seller enforceable against the Seller in accordance with its terms subject, however, to limitations on enforcement imposed by bankruptcy, insolvency, reorganization or other laws affecting the enforcement of the rights of creditors and others and to the extent that equitable remedies such as specific performance and injunctions are only available in the discretion of the court from which they are sought.

     (3) Bankruptcy. Unless otherwise disclosed to the Purchaser, the Seller is not an insolvent person within the meaning of Applicable Laws and will not become an insolvent person as a result of the Closing nor has the Seller committed an act of bankruptcy, proposed a compromise or arrangement to his or its creditors generally, had any petition in bankruptcy filed against him or it, made a voluntary assignment bankruptcy or taken any proceeding to be declared bankrupt.

     (4) Ownership of Shares. The Seller is, and at the Closing Time will be, the registered and beneficial holder of the AAE Shares set out opposite the Sellers' name on Schedule A, with good and marketable title thereto, free and clear of all Liens and such AAE Shares constitute all of the AAE Shares owned by the Seller. No Person other than the Purchaser has any agreement, option, right or privilege capable of becoming an agreement for the purchase from the Seller of any of the AAE Subject Shares owned by the Seller

     (5) Due Diligence. The Seller acknowledges that it has received all such information as Seller deems necessary and appropriate to enable it to evaluate the financial risk inherent in entering into this Agreement, including but not limited to the Purchaser's reports filed under the 1934 Act with the SEC. The Seller further acknowledges that Seller has received satisfactory and complete information concerning the business and financial condition of the Purchaser in response to all inquiries in respect thereof.

     (6) Investment Matters. The Seller alone, or with the assistance of professional advisors, has such knowledge and experience in financial and business matters that the undersigned is capable of evaluating the merits and risks of the transactions contemplated in this Agreement. The Seller acknowledges there may be material tax consequences to the Seller of an acquisition or disposition of the O2D Exchange Shares. The Purchaser gives no


                                    VIII-12
opinion and makes no representation with respect to the tax consequences to the Seller under United States, state, local or foreign tax law of the Seller's acquisition or disposition of such securities.

     (7) US Securities Law Matters. The Purchaser has informed the Seller and the Seller understands, acknowledges and agrees that:

     (a) the O2D Exchange Shares have not been and will not be registered under the 1933 Act and may not be offered or sold in the United States unless registered under the 1933 Act and the securities laws of all applicable states of the United States or an exemption from such registration requirements is available;

     (b) the certificates evidencing the O2D Exchange Shares will be endorsed with a legend indicating that the O2D Exchange Shares have not been registered and may not be transferred or resold except in compliance with the 1933 Act and the 1934 Act. The Seller agrees that it may not be transferred or resold for a period of one year following the issuance of the O2D Exchange Shares and the certificates shall bear a lien indicating this agreement; and

     (c) the issuance of the O2D Exchange Shares has not been reviewed or approved by the SEC, any State security agency or any foreign securities agency.

     (8) Hold Period and Legending. Notwithstanding the actual length of the applicable hold period prescribed under Applicable Laws, the O2D Exchange Shares shall be subject to a one year restriction on transfer, assignment or sale beginning on the Completion Date, during which time the holder of the O2D Exchange Shares will not, directly or indirectly, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of or otherwise dispose of or transfer any O2D Exchange Shares or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of O2D
Exchange Shares, whether any such swap or transaction is to be settled by delivery of shares of common stock of the Purchaser or other securities in cash or otherwise. The O2D Exchange Shares shall bear a restrictive legend indicating the same.

5.2 REPRESENTATIONS AND WARRANTIES OF THE COMPANY. As a material inducement to the Purchaser entering into this Agreement and completing the transactions contemplated by this Agreement and acknowledging that the Purchaser is entering into this Agreement in reliance upon the representations and warranties of the Company set out in this Section 5.2, the Company represents and warrants to the Purchaser as follows:

     (1) Organization of the Company and Subsidiaries. The information set out in Schedule 5.2(1) concerning the name and jurisdiction of incorporation, the authorized, issued and outstanding shares and the directors and officers of the Company and each Subsidiary is true and complete. The Company and each Subsidiary is incorporated and validly subsisting under the laws of its jurisdiction of incorporation. Each of the Company and each Subsidiary is duly qualified or licensed and in good standing to do business as a foreign corporation in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties or other assets makes such qualification or licensing necessary, except where the failure to be so qualified, licensed or in good standing, individually or in the aggregate, has not had and could not reasonably be expected to have a Material Adverse Effect. A list of the jurisdictions in which the Company and the Subsidiaries are so qualified or licensed is set forth on Schedule 5.2(1). Each of the Company and the Subsidiaries has full corporate power to carry on its business and to own and operate its assets, properties and business as now carried on and owned and operated. Except as set forth in Schedule 5.2(1), there are no rights, subscriptions, warrants, options, conversion rights, calls, commitments or plans or agreements of any kind outstanding which would enable any Person to purchase or otherwise acquire any shares or other securities of the Company or any Subsidiary including, without limitation, any securities convertible into or exchangeable or exercisable for shares or other securities of the Company or any Subsidiary.

     (2) Due Authorization. The Company has the corporate power, authority and capacity to enter into this Agreement and all other agreements and instruments to be executed by it as contemplated by this Agreement and to carry out its obligations under this Agreement and such other agreements and instruments. The execution and delivery of this Agreement and such other agreements and instruments and the completion of the transactions


                                    VIII-13
contemplated by this Agreement and such other agreements and instruments have been duly authorized by all necessary corporate action on the part of the Company.

     (3) Enforceability of Company's Obligations. This Agreement constitutes a valid and binding obligation of the Company enforceable against the Company in accordance with its terms subject, however, to limitations on enforcement imposed by bankruptcy, insolvency, reorganization or other laws affecting the enforcement of the rights of creditors and others and to the extent that equitable remedies such as specific performance and injunctions are only available in the discretion of the court from which they are sought.

     (4) Corporate Records. The minute books of each of the Company and the Subsidiaries contain true, correct and complete copies of its articles, its by-laws, the minutes of every meeting of its board of directors and every committee thereof and of its shareholders and every written resolution of its directors and shareholders. The share certificate book, minute book, register of shareholders, register of transfers and register of directors and officers of the Company and each Subsidiary are complete and accurate in all material respects.

     (5) Bankruptcy. Neither the Company nor any Subsidiary has made an assignment in favour of its creditors nor a proposal in bankruptcy to its creditors or any class thereof nor had any petition for a receiving order presented in respect of it. Neither the Company nor any of the Subsidiaries has initiated proceedings with respect to a compromise or arrangement with its creditors or for its winding up, liquidation or dissolution. No receiver has been appointed in respect of the Company or any Subsidiary or any of the Assets and no execution or distress has been levied upon any of the Assets.

     (6) Financial Statements. The Company has furnished the Purchaser with the audited consolidated financial statements of the Company for the period ended September 30, 2001, the consolidated unaudited financial statements of the Company for the fifteen month period ended December 31, 2002, and the interim unaudited consolidated financial statements of the Company for the three months ended March 31, 2003 (collectively, the "FINANCIAL STATEMENTS"), true and complete copies of which are annexed as Schedule 5.2(6). The Financial
Statements have been prepared in accordance with UK and Irish GAAP and the consolidated audited financial statements for the period ended September 30, 2001 have been audited in accordance with UK and Irish GAAS. The balance sheets contained in such Financial Statements fairly present the financial position of the Company and the Subsidiaries as of their respective dates and the statements of earnings and retained earnings contained in the Financial Statements fairly present the results of operations for the periods indicated.

     (7) Title to Assets. The Company and each Subsidiary has good and marketable title to all the Assets, free and clear of any and all Liens, except for Permitted Liens. The Assets are sufficient to permit the continued operation of the Business in substantially the same manner as conducted in the year ended on the date of this Agreement. There is no agreement, option or other right or privilege outstanding in favour of any Person for the purchase from the Company or any Subsidiary of the Business or of any of the Assets out of the ordinary course of business.

     (8) Real Property. Neither the Company nor any Subsidiary owns any real property.

     (9) Leased Premises. Except as disclosed on Schedule 5.2(9), neither the Company nor any Subsidiary has any Premises Leases.

     (10) Personal Property Leases. Neither the Company nor any Subsidiary has any material Personal Property Leases.

     (11) Material Contracts. Schedule 5.2(11) lists all the Company Material Contracts. Neither the Company nor any Subsidiary is in default under any Company Material Contract and there has not occurred any event which, with the lapse of time or giving of notice or both, would constitute a default under any Company Material Contract by the Company or any Subsidiary or any other party to the Company Material Contract. Each Company Material Contract is in full force and effect, unamended by written or oral agreement, and the Company or the Subsidiary, as applicable, is entitled to the full benefit and advantage of each Company Material Contract in accordance with its terms. Neither the Company nor any Subsidiary is aware of, nor has it received any notice of a default by the Company or the Subsidiary, as applicable, or a dispute between the Company or the Subsidiary and


                                    VIII-14
any other party in respect of any Company Material Contract or any intention of any party to any Company Material Contract to modify or change in any material manner any Company Material Contract.

     (12) Receivables. None of the Receivables is due from an Affiliate of the Company.

     (13) Inventories. Neither the Company nor any Subsidiary has any material Inventories.

     (14)  Intellectual  Property.

     (a) Schedule 5.2(14a) lists all of the registrations and applications for registration of the Intellectual Property. All of the registrations and applications for registration of the Intellectual Property are valid and subsisting in good standing and are recorded in the name of the Company or the Subsidiary, as applicable. No application for registration of any of the Intellectual Property listed on Schedule 5.2(14A) has been rejected.

     (b) Except as disclosed on Schedule 5.2(14b) the Company or the Subsidiary, as applicable, is the first and only owner of the Intellectual Property and is entitled to the exclusive and uninterrupted use of the Intellectual Property without payment of any royalty or other fees. No Person has any right, title or interest in any of the Intellectual Property and all such persons have waived their moral rights in any copyright works within the Intellectual Property. The Company and each Subsidiary has diligently protected its legal rights to the exclusive use of the Intellectual Property.

     (c)  There  is no current litigation relating to the Intellectual Property.

     (d) The Employees have agreed to maintain the confidentiality of confidential Intellectual Property.

     (e) All of the Company's and each Subsidiary's permissions and licences to use the industrial or intellectual property of other Persons are disclosed in Schedule 5.2(14e(i)). Neither the Company nor any Subsidiary has permitted or licensed any Person to use any of the Intellectual Property except as disclosed in Schedule 5.2(14e(ii)). Each licence referred to in Schedules 5.2(14e(i)) and 5.2(14e(ii)) is in full force and effect and neither the Company nor any Subsidiary, as applicable, nor the licensor is in default of its obligations thereunder in any material respect.

     (f) Except as disclosed on Schedule 5.2(14f), no Person has challenged the validity of any registrations for the Intellectual Property or the Company's or any Subsidiary's rights to any of the Intellectual Property.

     (g) To the knowledge of the Company, neither the use of the Intellectual Property nor the conduct of the Business has infringed or currently infringes upon the industrial or intellectual property rights of any other Person.

     (h) To the knowledge of the Company, no other Person has infringed the Company's or any Subsidiary's rights to the Intellectual Property, except as set out in Schedule 5.2(14h).

     (i) To the knowledge of the Company, there is no governmental prohibition or restriction on the use of the Intellectual Property.

     (15) Licences and Permits. Neither the Company nor any Subsidiary has any Licenses and Permits.

     (16) Undisclosed Liabilities. Except as disclosed on Schedule 5.2(16), the Company does not and will not, as of immediately prior to the Closing, have any liabilities, obligations, indebtedness or commitments, whether accrued, absolute, contingent or otherwise, which are not disclosed in the Financial Statements or referred to or disclosed herein, other than liabilities, obligations and indebtedness incurred in the normal course of business, and the total amount of all liabilities, obligations, indebtedness and commitments of the Company shall not exceed of $1,500,000 (excluding any amounts outstanding under the Bridge Loan).


                                    VIII-15

     (17) Consents and Approvals. No material Consents and Approvals are required to be obtained by the Company, the Subsidiaries or the Sellers in connection with the execution and delivery of this Agreement and the completion of the transactions contemplated by this Agreement or to permit the Company to carry on the Business after the Closing as the Business is currently carried on by the Company.

     (18) Notices. No Notices are required to be delivered to any Person in connection with the execution and delivery of this Agreement and the completion of the transactions contemplated by this Agreement or to permit the Company to carry on the Business after the Closing as the Business is currently carried on by the Company.

     (19) Absence of Conflicting Agreements. The execution, delivery and performance of this Agreement by the Company and the completion (with any required Consents and Approvals and Notices) of the transactions contemplated by this Agreement do not and will not result in or constitute any of the following:

     (a) a default, breach or violation or an event that, with notice or lapse of time or both, would be a default, breach or violation of any of the terms, conditions or provisions of the articles or by-laws of the Company or any Subsidiary;

     (b) an event which, pursuant to the terms of any Contract or Licence or Permit, causes any material right or interest of the Company or any Subsidiary to come to an end or be amended in any way that is detrimental to the Business in any material respect or entitles any other Person to terminate or amend any such right or interest;

     (c)  the  creation  or  imposition  of  any  Lien  on  any  Asset;  or

     (d) the violation of any Applicable Law by the Company or any Subsidiary, except for such violations that are not likely to result in a Material Adverse Change.

     (20) Litigation. There is no action, suit, proceeding, claim, application, complaint or investigation in any court or before any arbitrator or before or by any regulatory body or governmental or non-governmental body pending or threatened by or against the Company or any Subsidiary related to the Business or affecting the Business or the operations or capital of the Company or any Subsidiary or the transactions contemplated by this Agreement, and to the knowledge of the Company there is no factual or legal basis which could give rise to any such action, suit, proceeding, claim, application, complaint or investigation.

     (21)  Environmental  Matters.

     (a) The Business and the Assets as carried on or used by the Company, the Subsidiaries and their predecessors (including the condition of the Lands and the waters on or under the Lands) have been carried on and used and are currently carried on and used in compliance in all material respects with all Environmental Laws.

     (b) The Company, the Subsidiaries and their predecessors have not used any machinery, equipment or facility included in the Assets, or permitted them to be used, to generate, manufacture, refine, treat, transport, store, handle, dispose of, transfer, produce or process any Hazardous Substance except in compliance in all material respects with all Environmental Laws.

     (c) Neither the Company nor any Subsidiary has been, subject to any proceedings alleging the violation of any Environmental Law or to determine whether any remedial action is needed to respond to a Release or the presence of a Hazardous Substance on the Lands.

     (d) There are no circumstances that could reasonably be expected to give rise to any civil or criminal proceedings or Liability regarding the Release or presence of a Hazardous Substance or the violation of any Environmental Law by the Company or the Subsidiaries, or their employees, agents or others for whom they are responsible.

     (e)  Neither  the Company nor any Subsidiary has any Environmental Permits.


                                    VIII-16

     (f) To the knowledge of the Company, all Hazardous Substances disposed of, treated or stored by the Company, the Subsidiaries or their predecessors have been disposed of, treated and stored in compliance in all material respects with all Environmental Laws and no part of the Assets contains a Hazardous Substance which exceeds an applicable soil, groundwater or other environmental, health or safety criteria or standard published or enacted by a governmental authority or agency having jurisdiction over the Assets, whether or not such criteria or standard constitutes Environmental Law.

     (g) There are no proceedings in which it is alleged that the Company, the Subsidiaries or their predecessors are potentially responsible for a domestic or foreign federal, provincial, state, municipal or local clean-up or remediation of lands contaminated with Hazardous Substances or for any other remedial or corrective action under an Environmental Law.

     (h) The Company, the Subsidiaries and their predecessors have maintained all environmental and operating documents and records in the manner and for the time periods required by any Environmental Law, except where the failure to keep such documents and records is not likely to have a Material Adverse Effect and have never conducted an environmental audit of the Business and Assets. For purposes of this Section, an environmental audit includes any evaluation, assessment, review or study performed at the request of or on behalf of the Company or any Subsidiaries, as applicable, a prospective purchaser of the Business or the Assets, a court or governmental authority.

     (i) To the Company's knowledge, there are no pending or proposed changes to Environmental Laws which would render illegal or materially restrict the Business or the operations of the Company.

     (22) Employment Contracts. Neither the Company nor any Subsidiary is a party to or bound by any contracts with any current or former officers or directors of the Company, except Company Material Contracts.

     (23)  Collective  Agreements.  Neither  the  Company  nor any Subsidiary is
(i) a party to any collective bargaining agreement, contract or legally binding commitment to any trade union or employee organization or group in respect of or affecting Employees, (ii) currently engaged in any labour negotiation or (iii) the subject of any union organization effort.

     (24) Employee Plans. All of the Company's and Subsidiaries' employee benefit, health, welfare, supplemental unemployment benefit, bonus, pension, profit sharing, deferred compensation, stock compensation, stock purchase, retirement, hospitalization insurance, medical, dental, legal, disability and similar plans or arrangements or practices relating to the Employees or former Employees which are currently maintained or were maintained at any time in the last five calendar years (the "EMPLOYEE PLANS") are and have been established, registered, qualified, invested and administered in all respects in accordance with all laws, regulations, orders or other legislative, administrative or judicial promulgations applicable to the Employee Plans.

     (25) Bonuses. Except as disclosed on Schedule 5.2(25), neither the Company nor any Subsidiary has paid any bonus, fee, distribution, remuneration or other compensation to any Person (other than salaries, wages or bonuses paid or payable to Employees in the ordinary course of business in accordance with current compensation levels and practices).

     (26) Affiliated Transactions. Neither the Company nor any Subsidiary is liable in respect of advances, loans, guarantees to or on behalf of any shareholder, officer, director, Employee or Affiliate of the Company or the Subsidiary, as applicable, or any other Person with whom the Company or the Subsidiary, as applicable, does not deal at arm's length.

     (27)  Tax  Filings.  Except  as  set forth on Schedule 5.2(27), (i) all Tax
Returns required to be filed by or with respect to the Company or the Subsidiaries, taking into account any extensions, have been timely filed, such Tax Returns are accurate in all material respects and all Taxes shown as due from the Company or the Subsidiaries on any such Tax Returns have been paid or are being contested in good faith; (ii) no request has been made for any extension of time within which to file any Tax Returns required to be filed by


                                    VIII-17
or with respect to the Company or the Subsidiaries that have not since been filed; (iii) there are no material disputes or claims concerning any Tax liability relating solely to the assets or business of the Company or the Subsidiaries claimed or raised in writing by any Authority; (iv) there are no ongoing audits, examinations or other administrative or court proceedings involving Taxes that relate solely to the Company or the Subsidiaries, and none of the Company or Subsidiaries has received written notification from any Tax authority that any such audit, examination or proceeding is contemplated or pending; (v) no deficiencies for any Tax have been proposed, asserted or assessed against or with respect to any of the Company or the Subsidiaries that have not been settled and paid; and (vi) there are no outstanding agreements or waivers extending the statutory period of limitations applicable to any material Tax Returns required to be filed by or with respect to the Company or the Subsidiaries and for which Purchaser may be responsible under this Agreement. No current claim is being made in writing by any Tax authority in a jurisdiction where any of the Company or the Subsidiaries does not file Tax Returns that the Company or any Subsidiary is or may be subject to taxation by that jurisdiction; and (vi) with respect to any Tax Returns not filed as disclosed on Schedule 5.2(27), no Taxes or penalties are owing.

     (28) Withholdings and Remittances. The Company has withheld from each payment made to any of its present or former employees, officers and directors, all amounts required by law to be withheld, and furthermore, has remitted such withheld amounts within the prescribed periods to the appropriate governmental body. The Company has remitted all pension plan contributions, unemployment insurance premiums, employer health taxes and other Taxes payable by it in respect of its employees and has remitted such amounts to the proper governmental body within the time required under the applicable legislation. The Company has charged, collected and remitted on a timely basis all Taxes as required under applicable legislation on any sale, supply or delivery whatsoever, made by the Company.

     (29) Capital Gains. Neither the Company nor any of its Subsidiaries will at any time be deemed to have a capital gain as a result of any transaction or event taking place in any taxation year ending on or before the Completion Date.

     (30) Absence of Certain Changes or Events. Since 31 March, 2003 and except as disclosed on Schedule 5.2(3), neither the Company nor any Subsidiaries has:

     (a)  suffered  any  Material  Adverse  Change;

     (b)  amended  its  articles;

     (c) declared or made any payment of any dividend or other distribution in respect of its shares and has not redeemed, purchased or otherwise acquired any shares;

     (d) issued or sold any shares or other securities or issued, sold or granted any option, warranty or right to purchase any shares or other securities;

     (e) disposed of any of the Assets reflected on the balance sheet forming part of the Financial Statements, except sales of Assets in the normal course of business;

     (f) changed any accounting or costing systems or methods in any material respect;

     (g) suffered any extraordinary loss or cancelled or waived any debt, claim or other right;

     (h) incurred or assumed any liabilities, obligations or indebtedness (whether accrued, absolute, contingent or otherwise), except unsecured current liabilities, obligations and indebtedness incurred in the normal course of business;

     (i) made or granted any bonus, increased the compensation paid (other than for normal merit and cost of living increases) or made loans or advances to any Director, Officer or Employee;

     (j) mortgaged, pledged, granted a security interest in or otherwise encumbered any of the Assets, except in the normal course of business and in amounts which, individually and in the aggregate are not material to the financial condition of the Company or operation of the Business.


                                    VIII-18

     (k) entered into any Company Material Contract or any other transaction that was not in the normal course of business; or

     (l) terminated, cancelled or modified in any material respect or received notice or a request for termination, cancellation or modification in any material respect of any Company Material Contract.

     (31) Subsidiary Bodies Corporate. The Company has no subsidiary bodies corporate within the meaning of the Companies Acts, 1963 to 1999 (The Republic of Ireland) other than the Subsidiaries.

     (32) Brokerage Fees. Except as disclosed in Schedule 5.2(32), the Company has not entered into any agreement which would entitle any Person to any valid claim against either the Company or the Purchaser for a broker's commission, finder's fee or any like payment in respect of the purchase and sale of the AAE Subject Shares or any other matters contemplated by this Agreement.

     (33) Foreign Private Issuer Status. The Company is a foreign private issuer, as that term is defined under Rule 3b-4(c) of the Exchange Act, and less than 10% of the AAE Subject Shares are beneficially owned by shareholders resident in the United States.

     (34) Dissent Rights. No AAE Shareholder has a right of dissent, or similar right, to receive cash for its AAE Shares as a result of the Offer or other transactions contemplated herein.

     (35) Disclosure. The Company accepts responsibility for the information contained in the Share Exchange Offer Document relating to the Company, its Subsidiaries, its Directors and members of their immediate families and persons connected with them and their interests and to the knowledge of the Company, the information contained in the Share Exchange Offer Document for which it accepts responsibility is in accordance with the facts and does not omit any material facts.

5.3 REPRESENTATIONS AND WARRANTIES OF THE PURCHASER. The Purchaser represents and warrants to the Sellers as follows:

     (1) Incorporation. The Purchaser is a corporation duly incorporated under the laws of the jurisdiction of its incorporation and is duly organized, validly subsisting and in good standing under such laws.

     (2) Organization of the Purchaser. The authorized capital of the Purchaser consists of 100,000,000 shares of common stock, of which there will be 6,900,000 shares of common stock duly and validly issued as fully-paid and non-assessable shares in the capital of the Company immediately prior to the Closing and the Private Placement. Except as contemplated in this Agreement, there are no rights, subscriptions, warrants, options, conversion rights, calls, commitments or plans or agreements of any kind outstanding which would enable any Person to purchase or otherwise acquire any shares or other securities of the Purchaser including, without limitation, any securities convertible into or exchangeable or exercisable for shares or other securities of the Purchaser. (3) Due Authorization. The Purchaser has all necessary corporate power, authority and capacity to enter into this Agreement and all other agreements and instruments to be executed by it as contemplated by this Agreement and to carry out its obligations under this Agreement and such other agreements and instruments. The execution and delivery of this Agreement and such other agreements and instruments and the completion of the transactions contemplated by this Agreement and such other agreements and instruments have been duly authorized by all necessary corporate action on the part of the Purchaser.

     (4) Enforceability of Purchaser's Obligations. This Agreement constitutes a valid and binding obligation of the Purchaser enforceable against the Purchaser in accordance with its terms subject, however, to limitations on enforcement imposed by bankruptcy, insolvency, reorganization or other laws affecting creditors' rights generally and to the extent that equitable remedies such as specific performance and injunctions are only available in the discretion of the court from which they are sought.


                                    VIII-19

     (5) Issuance of Shares. The O2D Exchange Shares to be issued in exchange for the AAE Subject Shares in accordance with the terms of this Agreement and the Offer, as applicable, will be validly issued and outstanding as fully paid and non-assessable shares in the capital of the Purchaser.

     (6) Corporate Records. The minute books of the Purchaser contain true, correct and complete copies of its articles, its by-laws, the minutes of every meeting of its board of directors and every committee thereof and of its shareholders and every written resolution of its directors and shareholders. The register of directors and officers of the Purchasers are complete and accurate in all material respects.

     (7) Bankruptcy. The Purchaser is not an insolvent person within the meaning of Applicable Laws nor has made an assignment in favour of its creditors nor a proposal in bankruptcy to its creditors or any class thereof nor had any petition for a receiving order presented in respect of it. The Purchaser has not initiated proceedings with respect to a compromise or arrangement with its creditors or for its winding up, liquidation or dissolution. No receiver has been appointed in respect of the Purchaser or any of its assets and no execution or distress has been levied upon any of its assets.

     (8) Material Contracts. Schedule 5.3(8) lists all the Purchaser Material Contracts. The Purchasers is not in default under any Purchaser Material Contract and there has not occurred any event which, with the lapse of time or giving of notice or both, would constitute a default under any Purchaser Material Contract by the Purchaser or any other party to the Purchaser Material Contract. Each Purchaser Material Contract is in full force and effect, unamended by written or oral agreement, and the Purchasers is entitled to the full benefit and advantage of each Purchaser Material Contract in accordance with its terms. The Purchaser has not received any notice of a default by the Purchasers or a dispute between the Purchasers and any other party in respect of any Material Contract.

     (9) Undisclosed Liabilities. The Purchaser does not and will not, as of immediately prior to the Closing, have any liabilities, obligations, indebtedness or commitments, whether accrued, absolute, contingent or otherwise, other than $100,000, together with interest, outstanding under a promissory note and costs, fees and expenses associated with operating a public company and with the transactions contemplated by this Agreement.

     (10) Consents and Approvals. No consent or approval of any Person is required by the Purchaser in connection with the execution and delivery of this Agreement and the completion of the transactions contemplated by this Agreement.

     (11) Notices. Except for the Notices set forth in Section 5.3(11), no notice is required to be delivered by the Purchaser to any Person in connection with the execution and delivery of this Agreement and the completion of the transactions contemplated by this Agreement.

     (12) Absence of Conflicting Agreements. The execution, delivery and performance of this Agreement by the Purchaser and the completion (with any required Consents and Approvals and Notices) of the transactions contemplated by this Agreement do not and will not result in or constitute any of the following:

     (a) a default, breach or violation or an event that, with notice or lapse of time or both, would be a default, breach or violation of any of the terms, conditions or provisions of the articles or by-laws of the Purchaser;

     (b) an event which, pursuant to the terms of any contract or licence or permit of the Purchaser, causes any right or interest of the Purchaser to come to an end or be amended in any way that is detrimental to the Purchasers or entitles any other Person to terminate or amend any such right or interest;

     (c)  the  creation or imposition of any lien on any asset of the Purchaser;
          or

     (d)  the  violation  of  any  Applicable  Law  by  the  Purchaser.

     (13) Litigation. There is no action, suit, proceeding, claim, application, complaint or investigation in any court or before any arbitrator or before or by any regulatory body or governmental or non-governmental body pending or threatened by or against the Purchaser which will or may have a material adverse affect upon the Purchaser after giving affect to the transactions contemplated


                                    VIII-20
by this Agreement, or which may prevent the completion by the Purchaser of the transactions contemplated by this Agreement, and there is no factual or legal basis which could give rise to any such action, suit, proceeding, claim, application, complaint or investigation.

     (14) Affiliated Transactions. The Purchaser is not liable in respect of advances, loans, guarantees to or on behalf of any shareholder, officer, director, Employee or Affiliate of the Purchaser or any other Person with whom the Purchaser does not deal at arm's length, except a loan in the principal amount of $100,000, together with accrued interest, made by a private corporation controlled by the President of the Purchaser to the Purchaser.

     (15) Subsidiary Bodies Corporate. The Purchaser does not own, directly or indirectly, beneficially or of record, (a) an amount of voting securities or other interests in any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity that is sufficient to enable the Purchaser to elect at least a majority of the members of such entity's board of directors or other governing body, or (b) at least 50% of the outstanding equity or financial interests of such entity.

     (16) Public Listing. The common shares of the Purchaser are quoted on the National Association of Securities Dealers Over the Counter Bulletin Board.

     (17) Public Filings. To the knowledge of the Purchaser, the Purchaser has filed all reports required by it during the 12 month period ending immediately before the date of this Agreement under the 1934 Act and the Company's Form 10-KSB for the period ending December 31, 2002 and any subsequent reports filed with the Securities and Exchange Commission does not contain any material misstatement or any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

     (18) Tax Filings. (i) All Tax Returns required to be filed by or with respect to the Purchaser, taking into account any extensions, have been timely filed, such Tax Returns are accurate in all material respects and all Taxes shown as due from the Purchaser on any such Tax Returns have been paid or are being contested in good faith; (ii) no request has been made for any extension of time within which to file any Tax Returns required to be filed by or with respect to the Purchaser that have not since been filed; (iii) there are no material disputes or claims concerning any Tax liability relating solely to the assets or business of the Purchaser claimed or raised in writing by any Tax Authority; (iv) there are no ongoing audits, examinations or other administrative or court proceedings involving Taxes that relate solely to the Purchaser, and the Purchaser has not received written notification from any Tax authority that any such audit, examination or proceeding is contemplated or pending; (v) no deficiencies for any Tax have been proposed, asserted or assessed against or with respect to the Purchaser that have not been settled and paid; and (vi) there are no outstanding agreements or waivers extending the statutory period of limitations applicable to any material Tax Returns required to be filed by or with respect to the Purchaser and for which the Company may be responsible under this Agreement. No current claim is being made in writing by any Tax authority in a jurisdiction where the Purchaser does not file Tax Returns that the Purchaser is or may be subject to taxation by that jurisdiction.

     (19) Withholdings and Remittances. The Purchaser has withheld from each payment made to any of its present or former employees, officers and directors, all amounts required by law to be withheld, and furthermore, has remitted such withheld amounts within the prescribed periods to the appropriate governmental body. The Purchaser has remitted all pension plan contributions, unemployment insurance premiums, employer health taxes and other Taxes payable by it in respect of its employees and has remitted such amounts to the proper governmental body within the time required under the applicable legislation. The Purchasers has charged, collected and remitted on a timely basis all Taxes as required under applicable legislation on any sale, supply or delivery whatsoever, made by the Purchasers.

     (20) Additional Information. The Purchaser acknowledges that it has been afforded the opportunity to ask questions and receive answers concerning the Company and to obtain additional information that it has requested to verify the accuracy of the information contained herein and in the Company's business plan and other information provided by the Company. Notwithstanding the foregoing, nothing contained herein shall operation to modify or limit in any respect the representations and warranties of the Company or to relieve the Company from any


                                    VIII-21
obligations to the Purchaser for breach thereof or the making of misleading statements or the omission of material facts in connection with the transactions contemplated herein.

5.4     SURVIVAL  OF  REPRESENTATIONS  AND  WARRANTIES.

     (1) The representations and warranties of the Sellers and the Company contained in Section 5.1 and Section 5.2, respectively, or any other agreement, certificate or instrument delivered pursuant to this Agreement shall survive the Closing for a period of eighteen months from the Completion Date, and notwithstanding the Closing and any inspection or inquiries made by or on behalf of the Purchaser, shall continue in full force and effect for the benefit of the Purchaser, after which time the Company and the Sellers shall be released from all obligations in respect of such representations and warranties except with respect to any Claims asserted by the Purchaser in writing (setting out in reasonable detail the nature of the Claim and the approximate amount of such Claim) before the expiration of such period.

     (2)  The  representations  and  warranties  of  the  Purchaser contained in
Section 5.3 or any other agreement, certificate or instrument delivered pursuant to this Agreement shall survive the Closing for a period of eighteen months from the Completion Date, and notwithstanding the Closing, shall continue in full force and effect for the benefit of the Sellers, after which time the Purchaser shall be released from all obligations in respect of such representations and warranties except with respect to any Claims asserted by the Sellers in writing (setting out in reasonable detail the nature of the Claim and the appropriate amount thereof) before the expiration of such period.

                                    ARTICLE 6
                                 INDEMNIFICATION

6.1     INDEMNITY  BY  COMPANY  AND  SELLERS.

     (1) The Company shall indemnify and hold the Purchaser, its directors, officers, employees, agents, representatives and the Purchaser's Affiliates and their respective directors, officers, employees, agents, representatives harmless in respect of any claim, demand, action, cause of action, damage, loss, cost, liability or expense (hereinafter referred to as a "CLAIM") which may be made or brought against an Indemnified Party or which it may suffer or incur directly or indirectly as a result of, in respect of or arising out of:

     (a) any incorrectness in or breach of any representation or warranty of the Company contained in this Agreement or under any other agreement, certificate or instrument executed and delivered pursuant to this Agreement; or

     (b) any breach of or any non-fulfilment of any covenant or agreement on the part of the Company under this Agreement or under any other agreement, certificate or instrument executed and delivered pursuant to this Agreement.

     (2) Each Seller shall indemnify and hold the Purchaser, its directors, officers, employees, agents, representatives and the Purchaser's Affiliates and their respective directors, officers, employees, agents, representatives harmless in respect of any Claim which may be made or brought against an Indemnified Party or which it may suffer or incur directly or indirectly as a result of, in respect of or arising out of:

     (a) any incorrectness in or breach of any representation or warranty of the Seller contained in this Agreement or under any other agreement, certificate or instrument executed and delivered pursuant to this Agreement;

     (b) any breach of or any non-fulfilment of any covenant or agreement on the part of the Seller under this Agreement or under any other agreement, certificate or instrument executed and delivered pursuant to this Agreement;

     (c) any incorrectness in or breach of any representation or warranty of the Company contained in this Agreement or under any other agreement, certificate or instrument executed and delivered pursuant to this Agreement, which is a result of or based on fraud or intentional misrepresentation of which the Seller had knowledge; or


                                    VIII-22

     (d) any breach of or any non-fulfilment of any covenant or agreement on the part of the Company under this Agreement or under any other agreement, certificate or instrument executed and delivered pursuant to this Agreement, which is a result of or based on based on fraud or intentional misrepresentation of which the Seller had knowledge.

6.2 INDEMNITY BY THE PURCHASER. The Purchaser shall indemnify and hold the Sellers harmless in respect of any Claim which may be made or brought against an Indemnified Party or which it may suffer or incur directly or indirectly as a result of, in respect of or arising out of:

     (1) any incorrectness in or breach of any representation or warranty of the Purchaser contained in this Agreement or under any other agreement, certificate or instrument executed and delivered pursuant to this Agreement; or

     (2) any breach or non-fulfilment of any covenant or agreement on the part of the Purchaser under this Agreement or under any other agreement, certificate or instrument executed and delivered pursuant to this Agreement.

6.3     LIMITATIONS.

     (1)  No  Party  shall  have  any  Liability for indemnification pursuant to
Section 6.1 or 6.2 or relating to any breach of any of the representations and warranties contained in Sections 5.1, 5.2 or 5.3 unless and until the accumulated aggregate amount of Claims of such party arising from breaches of representations and warranties hereunder exceeds $100,000, following which all such accumulated Claims and all further Claims of such party shall be recoverable as provided in this Agreement.

     (2) In the event of a Claim pursuant to Section 6.1(1), the Indemnified Party shall make such Claim under the terms of the Indemnity Escrow Agreement:

     (a) during the period ending 12 months from the Completion Date, pro rata among all AAE Shareholders; and

     (b) during the period beginning 12 months from the Completion Date and ending 18 months from the Completion Date, pro rata among all Sellers.

     (3) In the event of a Claim pursuant to Section 6.1(2)(a) or (b), the Indemnified Party shall make such Claim under the terms of the Indemnity Escrow Agreement during the period ending 18 months from the Completion Date.

     (4)  Each Seller's maximum aggregate liability for all Claims under Section
6.1 shall be an amount equal to the number of O2D Exchange Shares received by the Seller under the Offer multiplied by US$1.50.

     (5) Any Claims made by an Indemnified Party under Section 6.1(1) shall be satisfied solely by delivery to the Indemnified Party of O2D Shares at a deemed value of US$1.50 per share pursuant to the terms of the Indemnity Escrow Agreement.

     (6) Notwithstanding any provision of this Section 6.3, in the event a Claim arises under Section 6.1(2)(c) or (d), none of the limitations in this Section
6.3  shall  apply.

6.4 NOTICE OF CLAIM. If an Indemnified Party becomes aware of a Claim in respect of which indemnification is provided for pursuant to either of Section
6.1 or 6.2 as the case may be, the Indemnified Party shall promptly give written notice of the Claim to the Indemnifying Party. Such notice shall specify whether the Claim arises as a result of a claim by a Person against the Indemnified Party (a "THIRD PARTY CLAIM") or whether the Claim does not so arise (a "DIRECT CLAIM"), and shall also specify with reasonable particularity (to the extent that the information is available):

     (a)  the  factual  basis  for  the  Claim;  and


                                    VIII-23

     (b)  the  amount  of  the  Claim,  if  known.

If, through the fault of the Indemnified Party, the Indemnifying Party does not receive notice of any Claim in time effectively to contest the determination of any liability susceptible of being contested, then the Liability of the Indemnifying Party to the Indemnified Party under this Article shall be reduced by the amount of any losses incurred by the Indemnifying Party resulting from the Indemnified Party's failure to give such notice on a timely basis.

6.5 DIRECT CLAIMS. In the case of a Direct Claim, the Indemnifying Party shall have 60 days from receipt of notice of the Claim within which to make such investigation of the Claim as the Indemnifying Party considers necessary or desirable. For the purpose of such investigation, the Indemnified Party shall make available to the Indemnifying Party the information relied upon by the Indemnified Party to substantiate the Claim, together with all such other information as the Indemnifying Party may reasonably request. If both parties agree at or before the expiration of such 60 day period (or any mutually agreed upon extension thereof) to the validity and amount of such Claim, the Indemnifying Party shall immediately pay to the Indemnified Party the full agreed upon amount of the Claim, failing which the matter shall be referred to binding arbitration in such manner as the parties may agree or shall be determined by a court of competent jurisdiction.

6.6 THIRD PARTY CLAIMS. In the case of a Third Party Claim, the Indemnifying Party shall have the right, at its expense, to participate in or assume control of the negotiation, settlement or defence of the Claim. If the Indemnifying Party elects to assume such control, the Indemnifying Party shall reimburse the Indemnified Party for all of the Indemnified Party's out-of-pocket expenses incurred as a result of such participation or assumption. The
Indemnified Party shall have the right to participate in the negotiation, settlement or defence of such Third Party Claim and to retain counsel to act on its behalf, provided that the fees and disbursements of such counsel shall be paid by the Indemnified Party unless the Indemnifying Party consents to the retention of such counsel at its expense or unless the named parties to any action or proceeding include both the Indemnifying Party and the Indemnified Party and a representation of both the Indemnifying Party and the Indemnified Party by the same counsel would be inappropriate due to the actual or potential differing interests between them (such as the availability of different defences). The Indemnified Party shall cooperate with the Indemnifying Party so as to permit the Indemnifying Party to conduct such negotiation, settlement and defence and for this purpose shall preserve all relevant documents in relation to the Third Party Claim, allow the Indemnifying Party access on reasonable notice to inspect and take copies of all such documents and require its personnel to provide such statements as the Indemnifying Party may reasonably require and to attend and give evidence at any trial or hearing in respect of the Third Party Claim. If, having elected to assume control of the negotiation, settlement or defence of the Third Party Claim, the Indemnifying Party thereafter fails to conduct such negotiation, settlement or defence with reasonable diligence, then the Indemnified Party shall be entitled to assume such control and the Indemnifying Party shall be bound by the results obtained by the Indemnified Party with respect to such Third Party Claim. If any Third Party Claim is of a nature such that (i) the Indemnified Party is required by Applicable Law or the order of any court, tribunal or regulatory body having jurisdiction, or (ii) it is necessary in the reasonable view of the Indemnified Party acting in good faith and in a manner consistent with reasonable commercial practices, in respect of (A) a Third Party Claim by a customer relating to products or services supplied by the Business or (B) a Third Party Claim relating to any Contract which is necessary to the ongoing operations of the Business or any material part thereof in order to avoid material damage to the relationship between the Indemnified Party and any of its major customers or to preserve the rights of the Indemnified Party under such an essential Contract, to make a payment to any person (a "THIRD PARTY") with respect to the Third Party Claim before the completion of settlement negotiations or related legal proceedings, as the case may be, then the Indemnified Party may make such payment and the Indemnifying Party shall, promptly after demand by the Indemnified Party, reimburse the Indemnified Party for such payment. If the amount of any liability of the Indemnified Party under the Third Party Claim in respect of which such a payment was made, as finally determined, is less than the amount which was paid by the Indemnifying Party to the Indemnified Party, the Indemnified Party shall, promptly after receipt of the difference from the Third Party, pay the amount of such difference to the Indemnifying Party. If such a payment, by resulting in settlement of the Third Party Claim, precludes a final determination of the merits of the Third Party Claim and the Indemnified Party and the Indemnifying Party are unable to agree whether such payment was unreasonable in the circumstances having regard to the amount and merits of the Third Party Claim, then such dispute shall be referred to and finally settled by binding arbitration from which there shall be no appeal.

6.7 SETTLEMENT OF THIRD PARTY CLAIMS. If the Indemnifying Party fails to assume control of the defence of any Third Party Claim, the Indemnified Party shall have the exclusive right to contest, settle or pay the amount claimed.
Whether or not the Indemnifying Party assumes control of the negotiation, settlement or defence of any Third Party Claim, the Indemnifying Party shall not


                                    VIII-24
settle any Third Party Claim without the written consent of the Indemnified Party, which consent shall not be unreasonably withheld or delayed; provided, however, that the liability of the Indemnifying Party shall be limited to the proposed settlement amount if any such consent is not obtained for any reason within a reasonable time after the request therefor.

6.8 INTEREST ON CLAIMS. The amount of any Claim submitted under Section 6.1 or 6.2 as damages or by way of indemnification shall bear interest from and including the date any Indemnified Party is required to make payment in respect thereof at the Prime Rate calculated from and including such date to but excluding the date reimbursement of such Claim by the Indemnifying Party is made, and the amount of such interest shall be deemed to be part of such Claim.

6.9     TAX  ADJUSTMENTS.

     (1) The amount of any Claim submitted under Section 6.1 or 6.2 as damages or by way of indemnification shall be determined on an after-tax basis, and without limiting the generality of the foregoing shall:

     (a) be net of the present value of any Tax benefits to the indemnified party resulting from the claim for indemnity and indemnification; and

     (b) include the amount necessary to hold the indemnified party harmless after Tax;

and the present value of any Tax benefits shall be the amount, calculated on the date that is the Business Day immediately preceding the date of payment of the Claim, that is required to provide a yield from such date to the last day of the latest taxation year of the Indemnified Party to which the Tax benefits relate that is equal to the sum of the yield to maturity on such date, assuming semi-annual compounding, that a non-callable U.S. Government bond would carry if issued in U.S. Dollars in the United States of America at 100% of its principal amount on such date and maturing approximately on the last day of the latest taxation year of the Indemnified Party to which the Tax benefits relate, plus five per cent.



     (2) The amount of any Claim submitted under Section 6.1 or 6.2 as damages or by way of indemnification as determined without regard to this Section 6.10 shall be increased by an amount equal to the rate of goods and services tax applied to such amount.

     (3) Set-off. The Purchaser shall be entitled to set-off the amount of any Claim submitted under Section 6.1 or 6.2 as damages or by way of indemnification against any other amounts payable by the Purchaser to the Sellers whether under this Agreement or otherwise.

6.10 INDEMNITY ESCROW. As security for the indemnity provided by the Company in Section 6.1, the Company and each of the Sellers agree that (a) 10% of all of the O2D Exchange Shares issued to the AAE Shareholders pursuant to and under the terms of the Offer and any compulsory offer contemplated in connection with the Offer and (b) 100% of the O2D Exchange Shares issued to the Sellers pursuant to and under the terms of the Offer shall be delivered to the Escrow Agent and will be held by the Escrow Agent and dealt with in accordance with the terms of the Indemnity Escrow Agreement and Sections 6.3(2) and 6.3(3) of this Agreement.

                                    ARTICLE 7
                                 INTERIM PERIOD

7.1 INVESTIGATION. Until the Closing, the Parties and their respective representatives and advisers shall be permitted to make such investigations, inspections, surveys or tests of the properties and assets of the other Parties, as the case may be, their predecessor companies and their Affiliates and of their respective financial and legal condition as such Party deems necessary or desirable to familiarize itself with such properties, assets and other matters. Without limiting the generality of the foregoing, the Parties shall, during normal business hours, be permitted complete access to all documents relating to information scheduled or required to be disclosed under this Agreement by a Party. Any such investigations, inspections, surveys or tests shall not, however, affect or mitigate the representations and warranties of any Party under this Agreement which shall continue in full force and effect as provided under this Agreement.


                                    VIII-25

7.2 AUTHORIZATIONS. Each Party shall execute and deliver any authorizations required to permit the investigations, inspections, surveys or tests described in Section 7.1.

7.3     CONFIDENTIALITY.

     (1) Each Party shall (and shall cause each of its Representatives (as defined below) to) hold in strictest confidence and not use in any manner, other than as expressly contemplated by this Agreement, any Confidential Information (as defined below) of the other Party. Notwithstanding the preceding sentence or any other provision of this Agreement to the contrary, the obligations of confidentiality contained in this Agreement shall not apply, and any Party to this Agreement (and its Representatives) may disclose to any and all persons, without limitation of any kind, (i) the "tax treatment" and "tax structure" of the "transactions" contemplated by this Agreement (as these terms are used in Section 1.6011-4(b)(3) of the Treasury Regulations pursuant to Section 6011 of the Code) and (ii) all materials of any kind (including opinions or other tax analyses) that are provided to such Party relating to such tax treatment or tax structure; provided, however, that such disclosure may not be made (A) until the earliest of (1) the date of the public announcement of the discussions relating to such transactions, (2) the date of the public announcement of such transactions or (3) the date of the execution of this Agreement, and (B) to the extent required to be kept confidential to comply with any applicable federal or state securities laws.

     (2) Section 7.3(1) shall not apply to the disclosure of any Confidential Information where such disclosure is required by Applicable Law. In that case, the Party required to disclose (or whose Representative is required to disclose) shall, as soon as possible in the circumstances, notify the other Party of the requirement. Upon receiving such notification, the other Party may take any reasonable action to challenge the requirement, and the affected Party shall (or shall cause the applicable Representative to), at the expense of the other
Party,  assist  the  other  Party  in  taking  such  reasonable  action.

     (3) Following the termination of this Agreement in accordance with the provisions of either of Sections 4.1 or 4.2, each Party shall (and shall cause each of its Representatives to) promptly, upon a request from the other Party, return to the requesting Party all copies of any tangible items (other than this Agreement), if any, which are or which contain Confidential Information of the requesting Party; provided that if the Party so obligated to return Confidential Information or its Representatives have prepared summaries or analyses containing or concerning any Confidential Information, then such Party may, instead of returning the summaries or analyses, destroy them and provide a certificate to that effect to the requesting Party.

     (4)  For  the  purposes  of  this  Section  7.3:

     (a) "CONFIDENTIAL INFORMATION" of a Party at any time means all information relating to the business of such Party and its Affiliates (including business plans, way of doing business, business results and prospects and customer lists) which,

          (i) at the time is of a confidential nature (whether or not specifically identified as confidential) and is known or should be known by the other Party or its Representatives as being confidential, and

          (ii) has been or is from time to time made known to or is otherwise learned by the other Party or any of its Representatives as a result of the matters provided for in this Agreement,

          including  the  following  information:

          (iii)  the  terms  of  this  Agreement;

          (iv) a  Party's  proprietary  software;  and

          (v)  a  Party's  business  records,

          but  not  including  any  information  that  at  such  time:


                                    VIII-26

          (vi) has become generally available to the public other than as a result of a disclosure by the other Party or any of its Representatives;

          (vii) was available to the other Party or its Representatives on a non-confidential basis before the date of this Agreement; or

          (viii) becomes available to the other Party or its Representatives on a non-confidential basis from a Person other than the first-mentioned Party or any of its Representatives who is not, to the knowledge of such other Party or its Representatives, otherwise bound by confidentiality obligations to such first-mentioned Party in respect of such information or otherwise prohibited from transmitting the information to the other Party or its Representatives; and

     (b) "REPRESENTATIVES" with respect to any party means its Affiliates and its and their respective directors, officers, employees, agents and other representatives and advisers.

7.4 CONDUCT OF BUSINESS OF COMPANY. During the Interim Period, each of the Sellers shall cause the Company to conduct its business only in the usual, ordinary and regular course of business and consistent with past practice.
Without limiting the generality of the foregoing and except as expressly contemplated by this Agreement, during the Interim Period each of the Sellers shall cause the Company:

     (a) not to take, approve or disclose an intention to take or refrain from taking any action intended to or that would reasonably be expect to result in, a breach or non-fulfilment of any condition set forth in the Offer;

     (b) not to make or agree to make any material change in the compensation of any Director, Officer or Employee and not to pay or agree to pay or set aside any bonus, profit sharing, retirement, insurance, death, severance or fringe benefit or other extra-ordinary or indirect compensation to, for or on behalf of any Director, Officer or Employee;

     (c) not to sell, assign, transfer, mortgage, pledge or otherwise encumber any of the Assets, except for sales of Inventories in the normal course of business;

     (d) not to enter into any contract, agreement, commitment or transaction outside the normal course of business;

     (e)  not  to  issue  any  shares  or  other  securities  of  the  Company;

     (f) not to declare or cause to be paid any dividend or make any other form of distribution or payment on the AAE Shares or any other securities of the Company;

     (g) not to default in the performance of any term or condition of any Company Material Contract or Licenses and Permits;

     (h) not to cancel or amend any policy of insurance which relates to the Company or any of the Assets, except with the prior written consent of the Purchaser;

     (i) not to enter into any Company Material Contracts, except in the normal course of business;

     (j) to maintain relations with the suppliers, customers and landlords of the Company in accordance with past custom and practice;

     (k) to pay before delinquency all Taxes and other obligations which become due and payable by the Company; and

     (l)  generally,  to  carry  on  the  Business  in  the  normal  course.


                                    VIII-27

7.5 CONDUCT OF BUSINESS OF PURCHASER. During the Interim Period, the Purchaser shall conduct its business only in the usual, ordinary and regular course of business and consistent with past practice. Without limiting the generality of the foregoing and except as expressly contemplated by this Agreement, during the Interim Period the Purchaser shall:

     (a) not to take, approve or disclose an intention to take or refrain from taking any action intended to or that would reasonably be expect to result in, a breach or non-fulfilment of any condition set forth in the Offer;

     (b) not to make or agree to make any material change in the compensation of any director, officer or employee and not to pay or agree to pay or set aside any bonus, profit sharing, retirement, insurance, death, severance or fringe benefit or other extra-ordinary or indirect compensation to, for or on behalf of any director, officer or employee;

     (c) not to sell, assign, transfer, mortgage, pledge or otherwise encumber any of its assets;

     (d) not to enter into any contract, agreement, commitment or transaction outside the normal course of business, provided however, that the Purchaser shall be permitted to enter into an investor relations agreement with aggregate fees payable thereunder not to exceed $500,000 on an annual basis;

     (e)  not  to  issue  any  shares  or  other  securities  of  the Purchaser;

     (f) not to declare or cause to be paid any dividend or make any other form of distribution or payment on the AAE Shares or any other securities of the Purchaser;

     (g) not to default in the performance of any term or condition of any Purchaser Material Contract or license or permit;

     (h) not to enter into any Purchaser Material Contracts, except in the normal course of business;

     (i) to pay before delinquency all Taxes and other obligations which become due and payable by the Purchaser;

     (j) not to enter into any transaction that would cause the Company to cease to be a foreign private issuer or to cause more than 10% of the AAE Subject Shares to be held by shareholders resident in the United States; and

     (k)  generally,  to  carry  on  its  business  in  the  normal  course.

7.6 EXCLUSIVE DEALINGS. From the date of this Agreement until Closing or 30 days after termination of this Agreement, neither the Company nor the Sellers nor any Affiliate of any of them will take, nor will either Company or the Sellers permit any of them to take any action, directly or indirectly, to encourage, initiate or engage in discussions or negotiations with, or provide any information to, any Person, other than the Purchaser and its designated and authorized representatives, concerning any sale, transfer or assignment of the AAE Shares or the Assets involving the Company. The Sellers shall notify the Purchaser promptly if any such discussions or negotiations are sought or if any proposal for a sale, transfer or assignment of the AAE Shares or the Assets is received or being considered.

7.7     UPDATES  TO  INFORMATION.

     (1) The Company shall update on or before the Closing, by amendment or supplement, any of the informational disclosure schedules referred to in this Agreement and any other disclosure in writing from the Company to the Purchaser as soon as reasonably possible after new or conflicting information comes to the attention of the Company. The Purchaser shall not be obligated to accept any


                                    VIII-28
such amendment or supplement and receipt of any such amendment or supplement shall not be deemed to be a waiver or release by the Purchaser of any provision of this Agreement.

     (2) The Purchaser shall update on or before the Closing, by amendment or supplement, any of the informational disclosure schedules referred to in this Agreement which relate to the Purchaser and any other disclosure in writing from the Purchaser to the Sellers as soon as reasonably possible after new or conflicting information comes to the attention of the Purchaser. The Sellers shall not be obligated to accept any such amendment or supplement and receipt of any such amendment or supplement shall not be deemed to be a waiver or release by the Sellers of any provision of this Agreement.

                                    ARTICLE 8
                              ADDITIONAL AGREEMENTS

8.1 FURTHER ASSURANCES. Each of the Purchaser, the Sellers and the Company shall use their reasonable commercial efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable to obtain the Consents and Approvals and all other applicable consents and approvals that may be required, to fulfil all conditions and satisfy all provisions of, and to consummate and make effective as promptly as practicable the transactions contemplated by, this Agreement, including the Offer, the Private Placement and the Follow-on Private Placements.

8.2 COMPANY SUPPORT. The Company covenants in favour of the Purchaser that it shall:

     (a) support the transactions contemplated by the Offer, the Private Placement and the Follow-on Private Placements; and

     (b) execute such documents and instruments and do such things as may be necessary to implement and carry out the intent of the Offer, the Private Placement and the Follow-On Private Placement.

8.3 PRIVATE PLACEMENT. The Purchaser covenants that it shall use its reasonable commercial efforts to complete the Private Placement on or before the Completion Date at a price of not less than $1.50 per share, the proceeds of which the Purchaser shall use as follows:

     (a) $2,200,000 shall be advanced to the Company for general working capital purposes, including the Company's legal and other costs and expenses for the transactions contemplated in this Agreement;

     (b) $1,000,000 shall be used to repay the Bridge Loan, subject to the option of the holder thereof to convert the outstanding principal into common stock in the capital of the Purchaser under the Private Placement;

     (c) up to $300,000 shall be used to pay the Purchaser's legal and other costs and expenses for the transactions contemplated in this Agreement; and

     (d) $1,500,000 of the Private Placement shall be closed in escrow with the shares to be issued and the funds to be released to the Company as follows:

               A.   $750,000  to  be  released  three  months  from Closing; and

               B.   $750,000  to  be  released  six  months  from  Closing.


                                    VIII-29

8.4 FOLLOW-ON PRIVATE PLACEMENT. The Purchaser covenants that, subject to the Closing and the completion of the Private Placement, it shall use its reasonable commercial efforts to complete the Follow-on Private Placement at a price of not less than $1.50 per share as soon as practicable after the Company meets either of the following conditions:

     (a) the Company enters into a binding agreement for the acquisition of a fuel distribution business or company on terms satisfactory to the Company and the Purchaser at each of their sole and absolute discretion; or

     (b) the Purchaser and the Company mutually agree on an alternative to an acquisition of such fuel distribution business or company on terms satisfactory to the Purchaser and the Company at each of their sole and absolute discretion.

8.5 OPTION AND ESCROW AGREEMENT. Concurrent with the Closing, the Purchaser shall cause one or more of the Purchaser's shareholders to place in escrow with an escrow agent, mutually acceptable to the Parties, an aggregate 1,000,000 shares of common stock in the capital of the Purchaser to be held and dealt with in accordance with the terms and conditions of the Option and Escrow Agreement.

8.6 PREPARATION OF AUDITED FINANCIAL STATEMENTS. The Company covenants that it shall deliver to the Purchaser:

     (a) concurrent with the Closing, audited consolidated financial statements of the Company for the 15 month fiscal period ended 31 December 2002 and unaudited consolidated financial statements of the Company for the three month period ended 31 December 2001, the twelve month period ended 31 December 2002 and the three month period ended 31 March 2003; and

     (b) no later than 60 days after the Closing, audited consolidated financial statements of the Company for the fiscal year ended September 30, 2001, the audited consolidated financial statements of the Company for the three month period ended December 31, 2001 and the audited consolidated financial statements of the Company for the twelve month period ended December 31, 2002, all of which shall be prepared in accordance with UK and Irish GAAP and reconciled in accordance with US GAAP and satisfying the requirements set forth in
          Item 17 of Form 20-F for registration statements under the Securities Exchange Act of 1934, as amended, and audited in accordance with US GAAS, or other auditing standards which do not differ in any significant respect from US GAAS and which is acceptable to the SEC.

                                    ARTICLE 9
                                     GENERAL

9.1 EXPENSES. Each Party shall be responsible for its own legal and other expenses (including any Taxes imposed on such expenses) incurred in connection with the negotiation, preparation, execution, delivery and performance of this Agreement and the transactions contemplated by this Agreement and for the payment of any broker's commission, finder's fee or like payment payable by it in respect of the purchase and sale of the Assets pursuant to this Agreement.

9.2 PAYMENT OF TAXES. Except as otherwise provided in this Agreement, the Purchaser shall pay all Taxes applicable to, or resulting from transactions contemplated by this Agreement (other than Taxes payable under applicable legislation by the Sellers) and any filing or recording fees payable in connection with the instruments of transfer provided for in this Agreement.

9.3 PUBLIC ANNOUNCEMENTS. Except to the extent otherwise required by law or with the prior consent of the other Party, no Party shall make any public announcement regarding this Agreement or the transactions contemplated by this Agreement, including the Offer, the Private Placement and the Follow-on Private Placements.


                                    VIII-30

9.4     NOTICES.

     (1) Any notice, certificate, consent, determination or other communication required or permitted to be given or made under this Agreement shall be in writing and shall be effectively given and made if (i) delivered personally,
(ii) sent by prepaid courier service or mail, or (iii) sent prepaid by fax or other similar means of electronic communication, in each case to the applicable address set out below:

          (i)  if  to  any  of  the  Sellers,  to:

               Alan  Rae
               c/o  AAE  Technologies,  Inc.
               200  Executive  Drive
               Newark,  DE  19702

               Fax:          (302)  451-1380

               Anthony  Dean-Smith
               2  Teejay  Court
               50-52  Aderley  Road
               Wilmslow
               Cheshire
               SK9  1NT
               United  Kingdom

               Fax:          44(0)01444  441172

          (ii) if  to  the  Company,  to:

               AAE  Technologies  International  plc
               200  Executive  Drive
               Newark,  Delaware  19702

          with  a  copy  to:

               Arnold  &  Porter
               Suite  900,  1600  Tysons  Boulevard
               McLean,  VA  22102-4865

               Attention:     Kevin Lavin
               Fax:          (703) 720-7399

          (iii)  if  to  the  Purchaser,  to:

               O2Diesel  Corporation
               114  Magnolia  Street,  Suite  400-127
               Bellingham,  Washington  98225

               Attention:     Eric Boehnke, President
               Fax:          (360) 392-3960

          with a copy to:

               Blake, Cassels & Graydon LLP
               Suite 2600,Three Bentall Centre
               Box 49314
               Vancouver, British Columbia  V7X 1L3

               Attention:     Geoff Belsher
               Fax:          (604) 631-3309


                                    VIII-31

     (2) Any such communication so given or made shall be deemed to have been given or made and to have been received on the day of delivery if delivered, or on the day of faxing or sending by other means of recorded electronic communication, provided that such day in either event is a Business Day and the communication is so delivered, faxed or sent before 4:30 p.m. on such day. Otherwise, such communication shall be deemed to have been given and made and to have been received on the next following Business Day. Any such communication sent by mail shall be deemed to have been given and made and to have been received on the fifth Business Day following the mailing thereof; provided however that no such communication shall be mailed during any actual or apprehended disruption of postal services. Any such communication given or made in any other manner shall be deemed to have been given or made and to have been received only upon actual receipt.

     (3) Any Party may from time to time change its address under this Section by notice to the other Party given in the manner provided by this Section.

9.5 TIME OF ESSENCE. Time shall be of the essence of this Agreement in all respects.

9.6 ENTIRE AGREEMENT. This Agreement constitutes the entire agreement between the Parties pertaining to the subject matter of this Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written. There are no conditions, warranties, representations or other agreements between the Parties in connection with the subject matter of this Agreement (whether oral or written, express or implied, statutory or otherwise) except as specifically set out in this Agreement.

9.7 WAIVER. A waiver of any default, breach or non-compliance under this Agreement is not effective unless in writing and signed by the party to be bound by the waiver. No waiver shall be inferred from or implied by any failure to act or delay in acting by a party in respect of any default, breach or non-observance or by anything done or omitted to be done by the other party. The waiver by a party of any default, breach or non-compliance under this Agreement shall not operate as a waiver of that party's rights under this Agreement in respect of any continuing or subsequent default, breach or non-observance (whether of the same or any other nature).

9.8 SEVERABILITY. Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such prohibition or unenforceability and shall be severed from the balance of this Agreement, all without affecting the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.

9.9 NON-MERGER. Each Party hereby agrees that all provisions of this Agreement, other than (a) the conditions in Article 4 and (b) the representations and warranties contained in Article 5 and the related indemnities in Sections 6.1 and 6.2 hereof (which shall be subject to the special arrangements provided in such Articles or Sections) shall forever survive the execution, delivery and performance of this Agreement, Closing and the execution, delivery and performance of any and all documents delivered in connection with this Agreement.

9.10 JURISDICTION AND VENUE. Each Party agrees (i) that any action or proceeding relating to this Agreement may (but need not) be brought in any court of competent jurisdiction in the City of New York, State of New State, and for that purpose now irrevocably and unconditionally submits to the jurisdiction of such New York court; (ii) not to oppose any such New York action or proceeding on the basis of forum non conveniens or for any other reason; and (iii) not to oppose the enforcement against it in any other jurisdiction of any judgment or order duly obtained from a New York court as contemplated by this Section.

Such service may be made by mailing or delivering a copy of such process to the applicable party in care of its agent at the address given in this Section and each of the parties hereto hereby irrevocably authorizes and directs the respective agents to accept such service on their behalf. If and to the extent that such service and any summons or other legal process cannot for any reason be effected upon the applicable agent as in this Agreement provided, each of the parties to this Agreement further irrevocably consents to the service of any and all legal process in any such action, suit or proceeding by the mailing of copies of such process in the manner specified in Section 8.4. Nothing in this Section will affect the rights of the Parties to serve legal process in any other manner permitted by law.

9.11 GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of New York State, United States of America.


                                    VIII-32

9.12 SUCCESSORS AND ASSIGNS. This Agreement shall enure to the benefit of, and be binding on, the Parties and their respective successors and permitted assigns. No Party may assign or transfer, whether absolutely, by way of security or otherwise, all or any part of its respective rights or obligations under this Agreement without the prior written consent of the other Parties.

9.13 COUNTERPARTS. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument. Counterparts may be executed either in original or faxed form and the Parties adopt any signatures received by a receiving fax machine as original signatures of the Parties; provided, however, that either Party providing its signature in such manner shall promptly forward to the other Party an original of the signed copy of this Agreement which was so faxed.

          IN WITNESS WHEREOF the Parties have executed this Agreement.

                               O2DIESEL  CORPORATION



                                     -------------------------
                               By:   Eric  Boehnke,  President



                               AAE TECHNOLOGIES INTERNATIONAL PLC


                                     -------------------------
                               By:     Alan  Rae,  President






SIGNED, SEALED & DELIVERED           |
In the presence of:                  |
                                     |
                                     |
-----------------------------------  |  ----------------------------------------
          Witness                    |                   ALAN RAE
                                     |


SIGNED, SEALED & DELIVERED           |
In the presence of:                  |
                                     |
                                     |
-----------------------------------  |  ----------------------------------------
          Witness                    |                QUARRYSIDE LTD.
                                     |


SIGNED, SEALED & DELIVERED           |
In the presence of:                  |
                                     |
                                     |
-----------------------------------  |  ----------------------------------------
          Witness                    |            ANTHONY DEAN-SMITH
                                     |


                                    VIII-33

SIGNED, SEALED & DELIVERED           |
In the presence of:                  |
                                     |
                                     |
-----------------------------------  |  ----------------------------------------
          Witness                    |               DAVID KOONTZ
                                     |


SIGNED, SEALED & DELIVERED           |
In the presence of:                  |
                                     |
                                     |
-----------------------------------  |  ----------------------------------------
          Witness                    |               VICTORIA RAE
                                     |


SIGNED, SEALED & DELIVERED           |
In the presence of:                  |
                                     |
                                     |
-----------------------------------  |  ----------------------------------------
          Witness                    |            PAULINE DEAN-SMITH
                                     |


                                    VIII-34

                          EXHIBITS TO SUPPORT AGREEMENT
                          -----------------------------



                        [EXHIBITS INTENTIONALLY DELETED]

                                   SCHEDULE A

                         LIST OF SELLERS AND SHARES HELD



--------------------------------------------------------------------------------
    SELLER                         ORDINARY SHARES                 OPTIONS
--------------------------------------------------------------------------------
Quarryside Ltd.                         4,449,500                  3,200,000
--------------------------------------------------------------------------------
Alan Rae                                        0                          0
--------------------------------------------------------------------------------
Victoria Rae                                    *                          0
--------------------------------------------------------------------------------
Anthony Dean-Smith                      9,307,591                  7,053,333
--------------------------------------------------------------------------------
Pauline Dean-Smith                        368,819                          0
--------------------------------------------------------------------------------


* It is anticipated that prior to the closing, Quarryside Ltd. will exercise the options held by it for the benefit of Victoria Rae and that the shares issued upon exercise of those options will be held by Victoria Rae.

                            COMPANY DISCLOSURE LETTER

                                  June 17, 2003

     The following Schedule 1.1(56) and Schedules 5.2(1) - 5.2(32) are AAE Technologies International PLC's, a corporation governed by the laws of the Republic of Ireland (the "Company"), Schedules to the to the Support Agreement by and among Dynamic Ventures, Inc., a corporation governed by the laws of the state of Washington (the "Purchaser"), the Shareholders of the Company (individually, a "Seller and, collectively, the "Sellers"), and the Company dated as of the date hereof (the "Agreement"). Unless otherwise stated, all statements made herein are made as of the date of the execution of the Agreement, and capitalized terms used but not otherwise defined herein have the meanings given to them in the Agreement.

     The disclosure in any Section of these Schedules qualifies (a) the corresponding Section of the Agreement and (b) the other sections of the Agreement only to the extent that that such disclosure fairly and logically relates to such other sections.

     In some instances and in some respects, these Schedules provide information not strictly called for by the Agreement. Such information is provided where it was thought helpful and no implication should be drawn that such information is necessarily material or is otherwise required to be disclosed or that the inclusion of such information establishes or implies any standard set forth in the Agreement.

          The information in these Schedules is not intended to be, nor shall it be construed to be, a representation or warranty by the Company independent of the representations and warranties of the Company set forth in Section 5.2 of the Agreement. Capitalized terms used herein without definition have the respective meanings given to them in the Agreement.

                                SCHEDULE 1.1(56)

                                 Permitted Liens
                                 ---------------

1.     Security Lien in favor of Dynamic Touch Ltd. (Holder) or order at Nominee
- C/O Randall J. Latham, Esq., Latham & Associates, 28562 Oso Parkway, Suite D, California 92688. On March 18, 2003 Dynamic Touch Ltd. loaned US $50,000 to AAE Technologies International Plc (Maker).

2.     Security Lien in favor of Dynamic Touch Ltd. (Holder) or order at Nominee
- C/O Randall J. Latham, Esq., Latham & Associates, 28562 Oso Parkway, Suite D, California 92688. On March 31, 2003 Dynamic Touch Ltd. loaned US $950,000 to AAE Technologies International Plc (Maker).


                                SCHEDULE 5.2(1)
                    Authorized Capital and Other Information
                  Concerning the Company and the Subsidiaries
                  -------------------------------------------

NAME                                   AAE TECHNOLOGIES                           AAE                      AAE TECHNOLOGIES
                                      INTERNATIONAL PLC                    TECHNOLOGIES, INC.                HOLDINGS PLC

AUTHORIZED SHARES
Ordinary A Shares                             38,100
Ordinary  Shares                            500,000,000                        1,500,000                     100,000,000

OUTSTANDING SHARES
Ordinary A Shares                             None
Ordinary  Shares                            73,004,848                           1,000                       47,513,754

OUTSTANDING OPTIONS/                        25,159,101                   10% of Ordinary Shares                 None
WARRANTS
COUNTRY INCORPORATED                        Ireland                      United States (Delaware)          Great Britain

QUALIFIED TO DO BUSINESS                    Ireland                      United States (Delaware)          Great Britain

DIRECTORS                             Anthony Dean-Smith           1    Anthony Dean Smith - Chm        Anthony Dean Smith - Chm
                           a.               Alan Rae               2           Alan Rae                        William Hill
                                        Ciaran Desmond             3
                                      Heinrich Rethwilm            4

DIRECTOR
SHAREHOLDINGS              b.             9,307,591                1             None                            None
                           a.             4,449,500                2
                                           300,000                 3
                                             None                  4

OFFICERS                        Anthony Dean-Smith - Chm & CEO       Anthony Dean-Smith - Chairman   Anthony Dean-Smith - Chairman
                                         Alan Rae - COO                Alan Rae - President & COO      William Hill - Secretary
                                 Ciaran Desmond - Secretary                David Koontz- CFO
                                                                         Kevin Lavin - Secretary


a. Held in A. Rae Trust -
Quarryside Ltd.

b. Shares held by
Anthony Dean-Smith
only and not by family
members.





                                                               AAE (RESEARCH AND
NAME                                    AAE                      DEVELOPMENT)
                               TECHNOLOGIES LIMITED                 LIMITED

AUTHORIZED SHARES
Ordinary A Shares
Ordinary  Shares                   10,000,000                      100,000

OUTSTANDING SHARES
Ordinary A Shares
Ordinary  Shares                   GBP 1,000                          2

OUTSTANDING OPTIONS/                 None
WARRANTS
COUNTRY INCORPORATED             Great Britain                     Ireland

QUALIFIED TO DO BUSINESS         Great Britain                     Ireland

DIRECTORS                  Anthony Dean Smith - Chm       Anthony Dean Smith - Chm
                                                                  Alan Rae
                                                              Ciaran Desmond


DIRECTOR
SHAREHOLDINGS                       None                            None




OFFICERS                   Anthony Dean-Smith - Chairman      Anthony Dean Smith - Chm
                           William Hill - Secretary          Ciaran Desmond - Secretary




a. Held in A. Rae Trust -
Quarryside Ltd.

b. Shares held by
Anthony Dean-Smith
only and not by family
members.

                                 SCHEDULE 5.2(6)

                              Financial Statements
                              --------------------



                    [SEE APPENDIX III OF THE OFFER DOCUMENT]

                                 SCHEDULE 5.2(9)

                                 Lease Premises
                                 --------------


The Company leases space from Octel Starreon, LLC, a Delaware LLC, pursuant to an oral month-to-month lease for which it is paying US$3,000 per month.

                                SCHEDULE 5.2(11)

                           Company Material Contracts
                           --------------------------


1.   Cooperation  Agreement between AAE Holdings PLC and Cognis Deutschland GmbH

     Signed April 7, 2000 and continuing for 4 years with automatic 12-month renewal periods. Agreement calls for the joint development of co-solvency additive products as well as joint ownership of patents for such products. Cognis has world-wide rights to manufacture products and AAE has world-wide rights to market and sell additive products.

2. Supply and Distribution Agreement between AAE Technologies, Inc. and Octel Starreon LLC

     Executed July 10, 2001, this Agreement grants exclusive marketing rights to Octel Starreon to sell AAE products in the United States and Canada. This Agreement is scheduled to continue for 5 years and may be renewed for 5 successive one-year periods provided Octel Starreon has met certain minimums. As part of this Agreement and subject to meeting certain minimum sales targets, Octel Starreon was given a warrant to purchase for US$0.01 per share up to 10% of the common stock of AAE Technologies, Inc.

3. Consulting Services Agreement between AAE Technologies, Inc. and Fittipaldi Dingman Racing, LLC

     Executed April 21, 2003 and continuing for 2 years, Fittipaldi Dingman Racing is to provide consulting and marketing services for the sale of product in exchange for specified cash payments and for unspecified performance payments, which may include a combination of cash and shares.

4. Definitized Subcontract No. ZCL-3-32068-01 - NREL Contract between AAE Technologies, Inc. and Midwest Research Institute National Renewable Energy Laboratory Division

     Effective from December 23, 2002 through November 22, 2003 in the amount of US$1,107,734. This is a grant administered by the US Department of Energy under which AAE is authorized to conduct product tests as described per the contract. This is a cost-sharing arrangement and AAE is required to incur expenditures of US$221,547 over the 11 month term of the contract. As part of this contract, AAE has entered into subcontracts with University of California at Riverside and the Southwest Research Institute to perform tests and provide technical services.

5. Employment Agreements between AAE Technologies, Inc. and Paul Vind, James Enge and Chase Garner

     In May 2003, AAE Technologies, Inc. entered into "at will" employment agreements with each of the individuals listed above. Under these Agreements, Mr. Enge and Mr. Garner will provide sales and marketing services and Mr. Vind will provide technical services.

6. Consulting Services and Introductory Commission between AAE Technologies, Inc and Douglas Nixon (Oral Agreement)

     AAE entered into a month-to-month agreement with Mr. Nixon to provide marketing services including the writing of company brochures and other company documents. Mr. Nixon is paid US$2,500 per month under this part of the agreement. In addition, AAE has an oral agreement to pay Mr. Nixon a 3% finders fee for the funds raised in the proposed transaction with Dynamic Ventures, Inc. Mr. Nixon will be paid in cash and stock of Dynamic Ventures in equal amounts. AAE understands that Mr. Nixon will split his finder's fee with Mr. James Peeples, a current employee of AAE Technologies, Inc.

7. Consulting Services Agreement between AAE Technologies, Inc. and Faiss Foley Merica (Oral Agreement)

     AAE has entered into a month-to-month oral agreement to pay US $1,500 per month to the firm of Faiss Foley Merica for public relations work in connection with a test program being carried out under the NREL contract.

8. Consulting and Lobbying Services Agreement between AAE Technologies Inc, and R. G. Sykes & Associates

     AAE entered into a contract with R. G. Sykes & Associates in May 2000 under which R. G. Sykes & Associates was to provide consulting and lobbying services in Washington, D.C. That contract has expired and AAE continues to retain this firm pursuant to an oral understanding on a month-to-month basis at a cost of $7,500 per month.

9. Test Program between John Deere, AAE Technologies, Inc., and National Corn Growers Association

     In early 2002, AAE agreed to participate at a cost of $25,000 in a test program with John Deere and others to use the AAE's product in off road equipment.

10. Consulting Services Agreement between AAE Technologies, Inc. and Hi-Tech Fuels, Inc. (Oral Agreement)

     In May 2003, AAE entered into an oral agreement on a month-to-month basis with Hi-Tech Fuels, Inc. under which it is paid US$2,500 per month to provide consulting services concerning the availability and sourcing of ethanol.

11. Technical Services Contract between AAE Technologies, Inc. and Southwest Research Institute

     This contract, signed in December 2002 is a fixed price contract under which Southwest Research is to provide technical testing services to AAE in connection with its contract with NREL. The contract price is US$132,734 and the period is for 1 year.

12. Agreement for Rental Space and Secretarial Services between AAE Technologies, Inc. and Octel Starreon LLC (Oral Contract)

     AAE has an oral understanding with Octel Starreon under which AAE is provided office space and related facilities on a month to month basis for US$3,000 per month. In addition, AAE is obligated to pay US$ 1,637 for secretarial services as part of this arrangement.

13. Technical Services Contract between AAE Technologies, Inc. and University of California at Riverside (Pending)

     AAE plans to enter into a written contract with the University of California at Riverside whereby the University will to provide technical services in connection with the NREL contract. It is anticipated that the contract with the University of California at Riverside will be in the amount of US $236,562 and the period is expected to be for approximately one year.

14. Memorandum of Understanding between the Company and BASF Aktiengesellschaft (Pending)

     AAE and BASF have prepared and plan to execute a Memorandum of Understanding wherein BASF will be granted the global rights with certain exceptions to develop fuel packages using AAE additive products. AAE will sell such packages worldwide and obtain technical support from BASF.

                                SCHEDULE 5.2(14)

                              Intellectual Property
                              ---------------------

a)     PATENTS  OWNED  SOLELY  BY  THE  COMPANY


SUBJECT                             COUNTRY     STATUS       APP'N NO.      HGF REF.
--------------------------------  ------------  -------  -----------------  ---------

Levulinic acid in Fuel            PCT           Pending  PCT/GB02/02109     P036069WO
--------------------------------  ------------  -------  -----------------  ---------
Ethoxylate Surfactants Biodiesel  Brazil        Pending  PI0108703-7        P36190BR
--------------------------------  ------------  -------  -----------------  ---------
Ethoxylate Surfactants Biodiesel  Canada        Pending          2,400,944  P36190CA
--------------------------------  ------------  -------  -----------------  ---------
Ethoxylate Surfactants Biodiesel  China (PRC)   Pending         01805562.1  P36190CN
--------------------------------  ------------  -------  -----------------  ---------
Ethoxylate Surfactants Biodiesel  Europe        Pending         01907896.3  P36190EP
--------------------------------  ------------  -------  -----------------  ---------
Ethoxylate Surfactants Biodiesel  India         Pending  IN/PCT/2002/00855  P36190IN
--------------------------------  ------------  -------  -----------------  ---------
Ethoxylate Surfactants Biodiesel  Mexico        Pending  PA/A/2002/008272   P36190MX
--------------------------------  ------------  -------  -----------------  ---------
Ethoxylate Surfactants Biodiesel  Poland        Pending  P 357 388          P36190PL
--------------------------------  ------------  -------  -----------------  ---------
Ethoxylate Surfactants Biodiesel  Thailand      Pending             063805  P36190TH
--------------------------------  ------------  -------  -----------------  ---------
Ethoxylate Surfactants Biodiesel  USA           Pending         10/220,079  P36190US
--------------------------------  ------------  -------  -----------------  ---------
Oleic Acid Surfactants            Brazil        Pending  PI 0108704-5       P36198BR
--------------------------------  ------------  -------  -----------------  ---------
Oleic Acid Surfactants            Canada        Pending  PCT/GB01/00777     P36198CA
--------------------------------  ------------  -------  -----------------  ---------
Oleic Acid Surfactants            China (PRC)   Pending         01808496.6  P36198CN
--------------------------------  ------------  -------  -----------------  ---------
Oleic Acid Surfactants            Europe        Pending         01909955.5  P36198EP
--------------------------------  ------------  -------  -----------------  ---------
Oleic Acid Surfactants            India         Pending  IN/PCT/2002/00854  P36198IN
--------------------------------  ------------  -------  -----------------  ---------
Oleic Acid Surfactants            Mexico        Pending  PA/A/2002/008273   P36198MX
--------------------------------  ------------  -------  -----------------  ---------
Oleic Acid Surfactants            Poland        Pending  P-357416           P36198PL
--------------------------------  ------------  -------  -----------------  ---------
Oleic Acid Surfactants            Thailand      Pending            0638413  P36198TH
--------------------------------  ------------  -------  -----------------  ---------
Oleic Acid Surfactants            USA           Pending         10/220,087  P36198US
--------------------------------  ------------  -------  -----------------  ---------
Fuel Compositions                 Brazil        Pending  PI 9711430-8       P36057BR
--------------------------------  ------------  -------  -----------------  ---------
Fuel Compositions                 Canada        Granted         2,267,864*  P36057CA
--------------------------------  ------------  -------  -----------------  ---------
Fuel Compositions                 Switzerland   Pending             718/99  P36057CH
--------------------------------  ------------  -------  -----------------  ---------
Fuel Compositions                 China (PRC)   Pending         97198892.7  P36057CN
--------------------------------  ------------  -------  -----------------  ---------
Fuel Compositions                 Germany       Pending         19782068.9  P36057DE
--------------------------------  ------------  -------  -----------------  ---------
Fuel Compositions                 UK            Granted           2334964*  P36057GB
--------------------------------  ------------  -------  -----------------  ---------
Fuel Compositions                 Hong Kong     Pending         00103597.1  P36057HK
--------------------------------  ------------  -------  -----------------  ---------
Fuel Compositions                 Japan         Pending        519064/1998  P36057JP
--------------------------------  ------------  -------  -----------------  ---------
Fuel Compositions                 Sweden        Pending          9901364-1  P36057SE
--------------------------------  ------------  -------  -----------------  ---------
Fuel Compositions                 USA           Pending         09/459,789  P36057US
--------------------------------  ------------  -------  -----------------  ---------
Surfactants Petrol Conductivity   Thailand      Pending             060690  P36058TH
--------------------------------  ------------  -------  -----------------  ---------
Surfactants Petrol Conductivity   Europe        Pending         00909529.0  P36058EP
--------------------------------  ------------  -------  -----------------  ---------
Surfactants Petrol Conductivity   Hong Kong     Pending              02104  P36058HK
--------------------------------  ------------  -------  -----------------  ---------
Low Reid Vapour Pressure          Canada        Pending          2,355,265  P36070CA
--------------------------------  ------------  -------  -----------------  ---------
Low Reid Vapour Pressure          Europe        Pending         99961192.4  P36070EP
--------------------------------  ------------  -------  -----------------  ---------
Low Reid Vapour Pressure          USA           Pending         10/081,735  P36070US
--------------------------------  ------------  -------  -----------------  ---------

b)   PATENTS JOINTLY OWNED BY THE COMPANY AND COGNIS. EACH OWNS 50 PERCENT.


SUBJECT                                COUNTRY    STATUS     APP'N NO.     HGF REF.
-----------------------------------  -----------  -------  --------------  ---------

Alkanolamide free fuel additives     Australia    Pending  PCT/GB01/04947  P036662AU
-----------------------------------  -----------  -------  --------------  ---------
Alkanolamide free fuel additives     Brazil       Pending  PCT/GB01/04947  P036662BR
-----------------------------------  -----------  -------  --------------  ---------
Alkanolamide free fuel additives     Canada       Pending  PCT/GB01/04947  P036662CA
-----------------------------------  -----------  -------  --------------  ---------
Alkanolamide free fuel additives     China (PRC)  Pending  PCT/GB01/04947  P036662CN
-----------------------------------  -----------  -------  --------------  ---------
Alkanolamide free fuel additives     Europe       Pending  PCT/GB01/04947  P036662EP
-----------------------------------  -----------  -------  --------------  ---------
Alkanolamide free fuel additives     India        Pending  PCT/GB01/04947  P036662IN
-----------------------------------  -----------  -------  --------------  ---------
Alkanolamide free fuel additives     Japan        Pending  PCT/GB01/04947  P036662JP
-----------------------------------  -----------  -------  --------------  ---------
Alkanolamide free fuel additives     Mexico       Pending  PCT/GB01/04947  P036662MX
-----------------------------------  -----------  -------  --------------  ---------
Alkanolamide free fuel additives     USA          Pending  PCT/GB01/04947  P036662US
-----------------------------------  -----------  -------  --------------  ---------
Alkoxylate and alcohol free fuel
additives                            Australia    Pending  PCT/GB01/04934  P036668AU
-----------------------------------  -----------  -------  --------------  ---------
Alkoxylate and alcohol free fuel
additives                            Brazil       Pending  PCT/GB01/04934  P036668BR
-----------------------------------  -----------  -------  --------------  ---------
Alkoxylate and alcohol free fuel
additives                            Canada       Pending  PCT/GB01/04934  P036668CA
-----------------------------------  -----------  -------  --------------  ---------
Alkoxylate and alcohol free fuel
additives                            China (PRC)  Pending  PCT/GB01/04934  P036668CN
-----------------------------------  -----------  -------  --------------  ---------
Alkoxylate and alcohol free fuel
additives                            Europe       Pending  PCT/GB01/04934  P036668EP
-----------------------------------  -----------  -------  --------------  ---------
Alkoxylate and alcohol free fuel
additives                            India        Pending  PCT/GB01/04934  P036668IN
-----------------------------------  -----------  -------  --------------  ---------
Alkoxylate and alcohol free fuel
additives                            Japan        Pending  PCT/GB01/04934  P036668JP
-----------------------------------  -----------  -------  --------------  ---------
Alkoxylate and alcohol free fuel
additives                            Mexico       Pending  PCT/GB01/04934  P036668MX
-----------------------------------  -----------  -------  --------------  ---------
Alkoxylate and alcohol free fuel
additives                            USA          Pending  PCT/GB01/04934  P036668US
-----------------------------------  -----------  -------  --------------  ---------
Oleic acid and oleic diethanolamide
fuel additives                       PCT          Pending  PCT/GB02/01867  P036614WO
-----------------------------------  -----------  -------  --------------  ---------


*Patent  Number

Cliff Hazel and Ian Williamson, the original founders of AAE, had ownership interests in certain of the Company's patents (these certain patents, the "Subject Patents") . Messrs. Hazel and Williamson transferred all of their interests (ownership, moral or otherwise) in the Subject Patents to the Company and the Subject Patents are not material to the Company's business as presently conducted or proposed to be conducted.

e) (i) INDUSTRIAL OR INTELLECTUAL PROPERTY PERMISSIONS AND LICENSES GIVEN TO THE COMPANY

          None.

     (ii) INTELLECTUAL OR INDUSTRIAL PROPERTY PERMISSIONS AND LICENSES GIVEN BY THE COMPANY

          There is one inter-company between the Company and AAE Technologies, Inc.

     f)   CHALLENGES  TO  THE  COMPANY'S  INTELLECTUAL  PROPERTY

          None.

     h)   INFRINGEMENTS  OF  THE  COMPANY'S  INTELLECTUAL  PROPERTY

          Following analysis of a product marketed by International Fuel Technology, Inc. ("IFT"), a company based in St. Louis, Missouri, the Company sent a cease and desist letter to IFT. The Company has no further evidence that they have sold any infringing products.

                                SCHEDULE 5.2(16)

                             Undisclosed Liabilities
                             -----------------------

COMPANY:
AAE  TECHNOLOGIES,  INC.



AAE TECHNOLOGIES, INC.                 TOTAL
                                        US $
================================================
                                                 =======================================
ALAN RAE                             68,856.75   NOTE: DUE TO A CASH SHORTAGE, AAE IS
ARNOLD & PORTER                        2,452.50  LATE IN PAYING MANY OF THE LIABILITIES
AT & T WIRELESS                          594.83  DISCLOSED ON THIS SCHEDULE.
ATC VAN COM                           12,550.97  =======================================
BROBECK PHLEGER & HARRISON LLP         5,069.61
CANADIAN RENEWABLE FUEL ASSN.         20,717.59
COGNIS CORPORATION                     7,833.00
DARBY & DARBY                          8,433.42
FAISS FOLEY MERICA                    12,984.40  VERBAL CONTRACT - PAYABLE $1,500 MONTH TO MONTH
FEDEX                                     28.21
FILTER SUPPLY AMERICA, INC.              827.59
GATEWAY OUTDOOR ADVERTISING              941.67
GROWMARK                                  -0.10
HI-TECH FUELS, INC.                    2,137.00  VERBAL CONTRACT - PAYABLE $2,500 MONTH TO MONTH
INTERTEK TESTING SERVICES              3,470.40
J & P CONSULTING                      12,478.36
MACALPINE, CARL & CO. LLC.            20,000.00
MCI                                       70.60
MOTIVA ENTERPRISES LLC                 5,844.37
OCTEL - STARREON - TECHNOLOGIES       41,898.90
OCTEL STARREON - HOLDINGS              5,796.23
PMC MARKETING GROUP, INC               2,202.96
REBEL OIL CO., INC.                    7,857.69
RENEWABLE FUELS ASSOCIATION            1,500.00
SANTORABAFFONE CPA GROUP                 531.25
SEYFARTH SHAW                          5,675.74
SILVER STATE PETROLEUM SERVICE, INC   28,032.55
SOUTHWEST RESEARCH INSTITUTE         176,016.00
STEWART & STEVENSON SERVICES, INC.    11,500.00
SUNDANCE FUELS, LTD.                   1,075.90
TINA & COMPANY                           872.00
TOP & JEFFERIES LIMITED               10,695.84
UNIVERSITY OF CALIFORNIA, RIVERSIDE   79,736.02
VERIZON TELEPHONE                        184.47
WESTERN ETHANOL COMPANY LLC            1,598.21
WILLIAM F. MERRITT                     1,350.00
                                     ==========
                                     561,814.93
                                     ==========



COMMITMENTS
R. G. SYKES & ASSOCIATES                    7,500.00    VERBAL CONTRACT - PAYABLE $7,500 MONTH TO MONTH
DOUG NIXON                                  150,000.00  VERBAL CONTRACT - PAYABLE $2,500 MONTH TO MONTH
FITTIPALDI DINGMAN RACING TEAM LLC.         350,000.00
NREL - UNIVERSITY OF CALIFORNIA             156,825.98
NREL - SOUTHWEST RESEARCH INSTITUTE          64,334.00
NREL CONTRACT - AAE 20% SHARE REMAINING     165,100.13  ================================================
                                            893,760.11  There will be some T & E expenses submitted
                                          ------------
                                          ============  by employees following the end of May.
                                          ------------  No amount has been estimated for these items.
TOTAL BALANCE SHEET DEBT AND COMMITMENTS  1,455,575.04  But the amounts should be consistent with
                                          ============  prior periods.
                                                        ================================================



COMPANIES:
AAE  TECHNOLOGIES
INTERNATIONAL  PLC
AAE  HOLDINGS  PLC
AAE  TECHNOLOGIES  LIMITED


NOTE: DUE TO A CASH SHORTAGE, AAE IS     TOTAL
LATE IN PAYING MANY OF THE LIABILITIES   US $
DISCLOSED ON THIS SCHEDULE.             =======

AAE TECHNOLOGIES INTERNATIONAL PLC
==================================
CREMIN MCCARTHY FIRM                              12,200.00
CREMIN MCCARTHY - OPINION LETTER                  48,800.00  TO BE NEGOTIATED.
ANTHONY DEAN SMITH                                57,050.00
LOYENS LOEFF                                      25,000.00
MCQUIRE DESMOND                                   48,000.00
DYNAMIC TOUCH - INTEREST PAYABLE                     117.36  ==========================================
STAMP DUTY                                        38,890.20  ESTIMATE ONLY.  ACTUAL LIABILITY EQUALS 1%
                                               ------------
                                                             OF THE VALUE OF COMPANY SHARES
TOTAL                                            230,057.56  TRANSFERRED
                                               ============  ==========================================
DYNAMIC TOUCH LTD. BRIDGE LOAN                 1,000,000.00
                                               ============

AAE TECHNOLOGIES, LIMITED.


HAARISON GODDARD FOOTE                            29,355.65
RBSCOTLAND CREDIT CARD                             1,630.00
LOAN FROM SIMON ORANGE                            81,500.00
PRB MARTIN POLLINS AUDIT FEES                      3,260.00
                                               ------------

TOTAL                                            115,745.65
                                               ============


AAE HOLDINGS, PLC


PRB MARTIN POLLINS AUDIT FEES                      3,260.00
INLAND REVENUE                                     1,956.00
ROYAL BANK OF SCOTLAND - OVERDRAFT               823,912.84
ENDEAVOUR CORP                                    80,735.43
RICHARDS BUTLER                                    9,576.25
                                               ------------

                                                 919,440.52
                                               ============


NOTE: IN JULY 2002, AAE TECHNOLOGIES INTERNATIONAL PLC RECEIVED A PAYMENT OF US $250,000 FROM BASF IN ANTICIPATION OF CONCLUDING A LICENSE AGREEMENT BETWEEN THE COMPANY AND BASF. THERE IS NO REQUIREMENT TO REPAY THIS AMOUNT, BUT IT WILL BE TREATED AS A REDUCTION AGAINST ANY FUTURE LICENSE AND/OR ROYALTY PAYMENTS TO BE RECEIVED FROM BASF.

SUMMARY SCHEDULE

             COMPANY                    LIABILITIES  COMMITMENTS  BRIDGE LOAN

                                        ===========  ===========  ===========
AAE TECHNOLOGIES INTERNATIONAL PLC          230,058            0    1,000,000

AAE HOLDINGS PLC                            919,441            0            0

AAE TECHNOLOGY LIMITED                      115,746            0            0

AAE TECHNOLOGIES, INC                       561,815      893,760            0

AAE (RESEARCH AND DEVELOPMENT) LIMITED            0            0            0
                                         ----------  -----------  -----------
         TOTAL                            1,827,059      893,760    1,000,000


                                   SEE SUPPORTING SCHEDULES FOR EACH COMPANY.

NOTE: IN JULY 2002, AAE TECHNOLOGIES INTERNATIONAL PLC RECEIVED A PAYMENT OF US $250,000 FROM BASF IN ANTICIPATION OF CONCLUDING A LICENSE AGREEMENT BETWEEN THE COMPANY AND BASF. THERE IS NO REQUIREMENT TO REPAY THIS AMOUNT, BUT IT WILL BE TREATED AS A REDUCTION AGAINST ANY FUTURE LICENSE AND/OR ROYALTY PAYMENTS TO BE RECEIVED FROM BASF.



NOTE: DUE TO A CASH SHORTAGE, AAE IS LATE IN PAYING MANY OF THE LIABILITIES DISCLOSED ON THIS SCHEDULE.


========================================================
THERE  WILL  BE  SOME  T  &  E  EXPENSES  SUBMITTED
BY  EMPLOYEES  FOLLOWING  THE  END  OF  MAY.
NO  AMOUNT  HAS  BEEN  ESTIMATED  FOR  THESE  ITEMS.
BUT  THE  AMOUNTS  SHOULD  BE  CONSISTENT  WITH
PRIOR  PERIODS.
========================================================

                                SCHEDULE 5.2(25)

                                     Bonuses
                                     -------

Philip Shapiro resigned as a Director of AAE Technologies International Plc as of April 4, 2003 and was paid a severance payment of 20,000 on April 9, 2003.

                                SCHEDULE 5.2(27)

                                   Tax Filings
                                   -----------


AAE Technologies, Inc. has not filed its United States Federal Income Tax Return or its Delaware State Income Tax Return for the year ended December 31, 2001.

                                SCHEDULE 5.2(32)

                                 Brokerage Fees
                                 --------------

The Company agreed to pay Mr. Doug Nixon a fee equal to 3% of the funds raised in connection with the transaction with the Purchaser. Mr. Nixon will receive a 3% fee for both the Private Placement and the Follow-on Private Placement. The fee may be paid in cash and/or shares of the Purchaser, with the exact amounts of each subject to further negotiation. The Company understands that Mr. Nixon has a verbal agreement with Mr. Jim Peeples to split his 3% fee with Peeples. Mr. Peeples is an employee of AAE Technologies, Inc.

                                 SCHEDULE 5.3(8)

                         Purchaser's Material Contracts
                         ------------------------------


1. A consulting agreement dated March 1, 2003 between a private company and the Purchaser under which the private company provides the services of Eric Boehnke to the Purchaser for a gross payment of U.S. $4,000 per month. This agreement may be terminated at the option of the Purchaser upon 60 days notice and notice of termination is expected to be given at Completion of the Offer.

2. A licence agreement dated April 10, 2000 between Vitamineralherb.com and the Purchaser under which the Purchaser was granted a licence to market and distribute Vitamineralherb.com products in Nevada and Utah via the Internet until April 10, 2006, unless renewed. The Purchaser is not required to make any financial payments under this agreement.

3. The Purchaser is currently negotiating an investor relations agreement with Standard Atlantic Plc, a private UK company, under which Atlantic will provide investor relations and marketing for the Purchaser. The fees payable to Standard Atlantic will be U.S. $20,000 per month, plus expenses, to a maximum of U.S. $400,000 per year. It is expected that this agreement will be entered into on or before the completion of the Offer.

4. The Purchaser has distributed to prospective subscribers in the Private Placement a subscription agreement for a possible subscription of the Purchaser Shares at a price of U.S. $1.50 per share.

                                SCHEDULE 5.3(11)
                               Purchaser's Notices
                               -------------------


1. O2Diesel Corporation was required to file a form CB with the United States Securities and Exchange Commission concurrently with the mailing of the Offer Document to AAE Shareholders.

2. O2Diesel Corporation is required to file a current report on Form 8-K within 15 days of completion of the Offer, providing the required disclosure under Item 1, Change of Control; Item 2, Acquisition of Disposal of Assets; and Item 7, Financial Statements and Exhibits.

3. O2Diesel Corporation is required to file a Schedule 14A not less than 10 days prior to the date a majority of the members of the Board of Directors are appointed under the terms of the Offer pursuant to Rule 14f-1 of the Exchange Act, setting forth the information required by Items 6(a), (d) and
     (e) of Schedule 14A. This information must also be mailed to shareholders of O2Diesel Corporation concurrently with the filing.

                                   APPENDIX IX

                           INDEMNITY ESCROW AGREEMENT

     THIS INDEMNITY ESCROW AGREEMENT ("AGREEMENT") is made and entered into this day of June, 2003 by and among (i) O2Diesel Corporation, a Washington corporation ("O2DIESEL"), (ii) AAE Technologies International PLC, a corporation governed by the laws of the Republic of Ireland (the "COMPANY"), (iii) each of the shareholders of the Company listed on Schedule A attached hereto (the "MAJOR
                                          ----------
SHAREHOLDERS"), (iv) Ciaran Desmond, an individual in his capacity as the representative of all of the shareholders of the Company (the "STOCKHOLDERS' REPRESENTATIVE"), and (v) [Comerica [Bank & Trust]] (the "ESCROW AGENT"). O2DIESEL, the Company, the Major Shareholders and the Stockholders' Representative are sometimes hereinafter referred to collectively as the "INDEMNIFICATION PARTIES."

                              B A C K G R O U N D:

     WHEREAS, O2DIESEL has commenced an offer to acquire all of the issued and outstanding ordinary shares of the Company in exchange for 18,000,000 shares of common stock of O2DIESEL (the "O2DIESEL EXCHANGE SHARES") pursuant to the terms set forth in the Recommended Acquisition Offer Document dated 18 June 2003 (the "SHARE EXCHANGE OFFER");

     WHEREAS, the board of the Company has recommended that the shareholders of the Company (collectively, the "STOCKHOLDERS") accept the Share Exchange Offer; WHEREAS, as a condition to closing of the Share Exchange Offer, O2DIESEL, the Company and the Major Shareholders were required to enter into that certain Support Agreement, dated as of June 13, 2003 (the "SUPPORT AGREEMENT"), pursuant to which the Company and the Major Shareholders agreed to indemnify and hold O2DIESEL, its directors, officers, employees, agents, representatives and other affiliates of O2DIESEL harmless in respect to any claim, demand, action, cause of action, damage, loss, cost, liability or expense arising out of certain breaches of representations, warranties and covenants of the Company and/or the Major Shareholders under Section 6.1 of the Support Agreement (the "INDEMNIFICATIONS");

     WHEREAS, under the terms of the Share Exchange Offer, (i) ten percent (10%) of all of the O2DIESEL Exchange Shares issued to the Stockholders pursuant to the Share Exchange Offer and any compulsory offer contemplated in connection with the Share Exchange Offer (collectively, the "GENERAL ESCROWED SHARES") and
(ii) one hundred percent (100%) of the O2DIESEL Exchange Shares issued to the Major Shareholders (collectively, the "MAJOR SHAREHOLDER ESCROWED SHARES") are required to be placed into escrow (the "ESCROW") pursuant to the terms of this Indemnity Escrow Agreement to secure payment of the Indemnifications on behalf of the Company and the Major Shareholders; and

     WHEREAS, Section 6.10 of the Support Agreement requires that (a) promptly following the Closing of the Share Exchange Offer and any subsequent compulsory offer contemplated in connection with the Share Exchange Offer, O2DIESEL shall deliver to the Escrow Agent for deposit into the Escrow (i) the General Escrowed Shares for the benefit of each of the Stockholders, and (ii) the Major Shareholder Escrowed Shares for the benefit of each of the Major Shareholders, and (b) thereafter, O2DIESEL shall deliver to the Escrow Agent for deposit into the Escrow any cash and non-cash dividends and other property at any time received or otherwise distributed on, in respect of or in exchange for any or all of the foregoing, all securities hereafter issued in substitution for any of the foregoing, all certificates and instruments representing or evidencing such securities, all cash and non-cash proceeds of all of the foregoing property and all rights, titles, interest, privileges and preferences appertaining or incident to the General Escrowed Shares and the Major Shareholder Escrowed Shares (collectively, the "DISTRIBUTIONS")(General Escrowed Shares, the Major Shareholder Escrowed Shares and the Distributions are collectively referred to as the "ESCROW PROPERTY"),

     NOW, THEREFORE, in consideration of the premises and of the covenants and agreements set forth herein and in the Support Agreement and the terms and conditions set forth in the Share Exchange Offer, and intending to be legally bound hereby, the parties agree as follows:

1.     Deposit  and  Escrow  Periods.  (a) The Indemnification Parties agree and
       -----------------------------
acknowledge that (i) promptly following the Closing of the Share Exchange Offer and any subsequent compulsory offer contemplated in connection with the Share Exchange Offer, O2DIESEL shall deliver to the Escrow Agent for deposit into the Escrow (A) the General Escrowed Shares for the benefit of each of the Stockholders, and (B) the Major Shareholder Escrowed Shares for each of the Major Shareholders, and (ii) thereafter, O2DIESEL shall deliver to the Escrow
Agent  for  deposit  into  the  Escrow  any  Distributions.

     (b) Upon each deposit of Escrow Property, the Escrow Agent shall acknowledge receipt of stock certificates representing the General Escrowed Shares and the Major Shareholder Escrowed Shares, bearing a restrictive legend providing that the shares represented by such certificates may not be offered, sold, exchanged, transferred or otherwise disposed of prior to the expiration of the pledge of such shares and any Distributions delivered by O2DIESEL as collateral pursuant to the Support Agreement. The Escrow Agent shall hold the Escrow Property and shall administer the same in accordance with the terms of this Agreement.

     (c) The term of the Escrow for the General Escrowed Shares and any Distributions thereto shall be a period of one year commencing on the closing date of the Share Exchange Offer (the "GENERAL ESCROW PERIOD"). The term of the Escrow for the Major Shareholder Escrowed Shares and any Distributions thereto shall be a period of eighteen months commencing on the closing date of the Share Exchange Offer (the "ADDITIONAL ESCROW PERIOD").

2.   Stockholders'  Representative.  In  accordance  with  Section  6.1  of  the
     -----------------------------
Support Agreement and in accordance with the terms of the Share Exchange Offer and the related Form of Acceptance and Authority, the Stockholders shall be bound by any and all actions taken by the Stockholders' Representative on their behalf.

     (a) O2DIESEL and the Escrow Agent shall be entitled to rely upon any communication or writing given or executed by the Stockholders' Representative. All communications or writings to be sent to the Stockholders pursuant to this Agreement may be addressed to the Stockholders' Representative and any communication or writing so sent shall be deemed notice to all of the Stockholders hereunder.

     (b) The Stockholders' Representative has been appointed and constitutes the true and lawful attorney-in-fact of each Stockholder, with full power in his/her/its name and on his/her/its behalf to act according to the terms of this Agreement in the absolute discretion of the Stockholders' Representative, and in general to do all things and to perform all acts including, without limitation, executing and delivering all agreements, certificates, receipts, instructions and other instruments contemplated by or deemed advisable in connection with this Agreement.

     (c) Notwithstanding the foregoing, the Stockholders' Representative shall inform each Stockholder of all notices received, and of all actions, decisions, notices and exercises of any rights, power or authority proposed to be done, given or taken by such Stockholders' Representative, and shall act as directed by the Stockholders holding a majority interest in the Escrow Property.

3.   Transfers  of  Escrow  Property.
     -------------------------------

     (a) O2DIESEL may, by giving written notice (an "Indemnity Notice") to the Stockholders' Representative and the Escrow Agent, make a claim against the Escrow Property for any amounts claimed by it under Section 6.1 of the Support Agreement, at any time during the period for indemnification provided for in the Support Agreement (each such claim an "INDEMNIFICATION CLAIM"). Such Indemnity Notice shall contain such facts and information as are then reasonably available and the specific basis for the Indemnification Claim.

     (b) In the event that the Stockholders' Representative shall give written notice to O2DIESEL and the Escrow Agent that it objects on behalf of the Stockholders to a transfer of Escrow Property in respect of said claim(s) within seven (7) days following the date on which it receives the Indemnity Notice regarding such claim(s), then O2DIESEL and the Stockholders' Representative shall endeavor to settle and compromise the claims subject to the Indemnity Notice. If O2DIESEL and the Stockholders' Representative are unable to agree on any settlement or compromise, then the Escrow Agent shall not make any transfers of the Escrow Property except upon receipt of a written statement executed by O2DIESEL and the Stockholders' Representative evidencing their agreement to the amounts and directions in question or by reason of any non-appealable order or decree of a court of competent jurisdiction. The Escrow Agent shall take the action specified in notices signed by, and received from, O2DIESEL and the Stockholders' Representative as soon as practical after its receipt thereof.

     (c) In the event that the Stockholders' Representative fails to give written notice to O2DIESEL and the Escrow Agent that it objects on behalf of the Stockholders to a transfer of Escrow Property in respect of said claim(s) within seven (7) days following the date on which the Stockholders' Representative receives the Indemnity Notice regarding such claim(s), at the end of such period the Escrow Agent shall promptly transfer to O2DIESEL as directed by such

Indemnity Notice from the Escrow Property (to the extent that the Escrow Property is sufficient therefor) an amount that has an aggregate value equal to the final amount of the claim. During the General Escrow Period, each amount so transferred shall be drawn from each Stockholder from the General Escrowed Shares on a pro rata basis (based upon such Stockholder's proportionate share of the General Escrowed Shares), rounded up to the nearest whole share. During the Additional Escrow Period, each amount so transferred shall be drawn from each Major Shareholder from the Major Shareholder Escrowed Shares on a pro rata basis (based upon such Stockholder's proportionate share of the Major Shareholder Escrowed Shares), rounded up to the nearest whole share.

     (d) The General Escrowed Shares shall be transferred to the Stockholders in accordance with their respective interests within thirty (30) days following the expiration of the General Escrow Period if (i) all Escrow Property has not previously been transferred to O2DIESEL in accordance with
Section 3(b) hereof with respect to each Indemnity Notice which has been given by O2DIESEL as of the expiration of the General Escrow Period or (ii) no Indemnity Notice has been given by O2DIESEL as of the expiration of the General Escrow Period; provided however, that the General Escrowed Shares deposited into
               ----------------
Escrow for the benefit of any Major Shareholder shall remain in Escrow as Major Shareholder Escrowed Shares for the duration of the Additional Escrow Period. The Major Shareholder Escrowed Shares shall be transferred to the Major Shareholders in accordance with their respective interests within thirty (30) days following the expiration of the Additional Escrow Period if (i) all Escrow Property has not previously been transferred to O2DIESEL in accordance with
Section 3(b) hereof with respect to each Indemnity Notice which has been given by O2DIESEL as of the expiration of the Additional Escrow Period or (ii) no Indemnity Notice has been given by O2DIESEL as of the expiration of the Additional Escrow Period. If O2DIESEL has made any claim against the Escrow Property to which the Stockholders' Representative has timely objected and which remains outstanding as of the expiration of the General Escrow Period or the Additional Escrow Period, as applicable, no Escrow Property shall be transferred to the Stockholders or the Major Shareholders, as applicable, until such time as any such claim has been resolved in accordance with the provisions of this
Section 3; provided, however, that if the amount of the claim is not disputed by
           -----------------
the Stockholders' Representative, and if such amount is less than the balance then remaining of the Escrow Property, then the balance of the Escrow Property not subject to such claim shall be transferred as provided in the first sentence of this Section 3(e).

     (e) Notwithstanding the other provisions of this Section 3, the Escrow Agent shall release and distribute the Escrow Property to the Indemnification Parties pursuant to any written instructions executed by all of the Indemnification Parties or by reason of any non-appealable order or decree by a court of competent jurisdiction.

4.   Income  and  Investments.
     ------------------------

     (a)     Treatment  of  Earnings.  All income earned on the Escrow Property,
             -----------------------
after payment of expenses incurred or taxes incurred in connection therewith (the "INVESTMENT PROCEEDS"), shall be deemed to be a part of the Escrow Property for any and all purposes hereunder. The Investment Proceeds shall be allocated for income tax purposes to the parties hereto on the basis of actual distribution of the Escrow Property. Subject to the reasonable discretion of the Escrow Agent, the Escrow Agent shall provide the Stockholders' Representative with a quarterly accounting of earnings and an annual statement in accordance with the respective interests of the Stockholders and/or the Major Shareholders.

     (b)     Permissible  Investments.  The  Escrow  Agent shall invest any cash
             ------------------------
funds constituting the Escrow Property at the written direction of O2DIESEL and the Stockholders' Representative in United States Treasury obligations or in one or more mutual funds invested solely in United States Treasury obligations.

5.   Dividends:  Voting;  Dispositive  Authority.
     -------------------------------------------

     (a)     Dividends.  Any  dividends  declared  and  paid,  and  any
                  ---------
distributions made with respect to, the General Escrow Shares and the Major Escrow Shares shall be delivered to the Escrow Agent and shall be held and transferred by the Escrow Agent in the same manner that the Escrow Shares are held and transferred hereunder. All such dividends and distributions made in shares of the common stock of O2DIESEL shall be deemed to be General Escrow
Shares and the Major Escrow Shares, as applicable, for any and all purposes hereunder.
     (b)     Voting.  The  Stockholders  shall  be  entitled to vote the General
             ------
Escrow Shares and the Major Escrow Shares, as applicable, held by the Escrow Agent as their nominee in accordance with their respective interests therein on all matters submitted to a vote of the stockholders of O2DIESEL during the term of this Agreement but shall not be entitled to exercise any investment or dispositive powers over the Escrow Shares.

     (c)     Dispositive  Authority.  Each  Stockholder shall retain dispositive
             ----------------------
authority with respect to the General Escrow Shares and the Major Escrow Shares, as applicable, provided that such disposition shall be on bona fide arms-length terms, in compliance with applicable law and in compliance with the terms of the Share Exchange Offer, and any proceeds of disposition shall be delivered to and retained by the Escrow Agent as Escrow Property; and provided further, that without the prior written consent of O2DIESEL, such Escrow Shares may not be sold at a net price per share less than $1.50. The Stockholders and O2DIESEL shall cooperate reasonably to take such action as is reasonably necessary to permit and facilitate any such sale and delivery of proceeds. In connection therewith, the Escrow Agent shall only be required to act upon joint instructions signed by the applicable Stockholder(s) and O2DIESEL.

6.   Fees  of  Escrow  Agent.
     -----------------------

     (a)     Ordinary Escrow Service Fees.  It is understood that fees and usual
             ----------------------------
charges in the amount of $[ ] are agreed upon for services of Escrow Agent and shall be considered compensation for ordinary services as contemplated by this Agreement. The reasonable fees of and the reasonable expenses incurred by the Escrow Agent in connection with carrying out its ordinary escrow services as contemplated hereunder shall be paid by O2DIESEL.

     (b)     Extraordinary  Service  Fees.  In  the event that the conditions of
             ----------------------------
this Agreement are not promptly fulfilled, or if Escrow Agent renders any service not provided for in this Agreement at the joint request of O2DIESEL and Stockholders' Representative, or if the Indemnification Parties request a substantial modification of its terms, or if any controversy arises, or if Escrow Agent is made a party to, or intervenes in, any litigation pertaining to this escrow or its subject matter (each case, an "EXTRAORDINARY SERVICE"), Escrow Agent shall be reasonably compensated for such Extraordinary Services and reimbursed for all costs, reasonable attorney's fees, including allocated costs of in-house counsel, and expenses occasioned by such default, delay, controversy or litigation, and Escrow Agent shall have the right to retain all documents and/or other things of value at any time held by Escrow Agent in this escrow until such compensation, fees, costs, and expenses are paid. The Indemnification Parties jointly and severally promise to pay these sums in connection with Extraordinary Services upon demand, which sums shall be borne equally by O2DIESEL and the Stockholders (as a group).

7.   Rights  and  Duties  of  the  Escrow  Agent.
     -------------------------------------------

     (a) The Escrow Agent shall have no implied duties and no obligation to take any action hereunder except for any action specifically provided by this Agreement to be taken by the Escrow Agent. The Escrow Agent shall have no responsibility or obligation of any kind in connection with this Agreement or the Escrow Property, and shall not be required to deliver the same or any part thereof or take any action with respect to any matters that might arise in connection therewith, other than to receive, hold, and make delivery of the Escrow Property as herein provided or by reason of any non-appealable order of a court of competent jurisdiction. The Escrow Agent shall not be liable to any party for any action taken or omitted to be taken hereunder or in connection herewith except for its own gross negligence or willful misconduct or breach of the specific provisions of this Agreement. The Escrow Agent may execute any of its duties hereunder by or through employees, agents and attorneys-in-fact.

     (b) O2DIESEL and the Stockholders hereby agree to jointly and severally indemnify, hold harmless and defend the Escrow Agent and its directors, officers, agents and employees (collectively, the "Indemnitees") from and against any and all claims, liabilities, losses, damages, fines, penalties and expenses, including out-of-pocket and incidental expenses and legal fees and expenses ("Losses"), that may be imposed on, incurred by or asserted against, the Indemnitees or any of them for following any instructions or other directions upon which they are authorized to rely pursuant to the terms of this Agreement. In addition to and not in limitation of the immediately preceding sentence, O2DIESEL and the Stockholders also agree to indemnify and hold the Indemnitees and each of them harmless from and against any and all Losses that may be imposed on, incurred by or asserted against the Indemnitees or any of them in connection with or arising out of the Escrow Agent's performance under this Agreement, provided the Indemnitees have not acted with gross negligence or engaged in willful misconduct. The provisions of this Section 7(b) shall survive the termination of this Agreement and the resignation or removal of the Escrow Agent for any reason.

     (c) The Escrow Agent shall have the right to resign after first having given the Indemnification Parties notice in writing of its intent to resign at least thirty (30) days in advance. At the expiration of such thirty (30) days, the Escrow Agent shall deliver the remaining Escrow Property to a successor Escrow Agent designated in writing by all of the Indemnification Parties. If the Indemnification Parties fail to designate a successor to the Escrow Agent within such time, the Escrow Agent shall, at the expense of the Indemnification Parties, institute a bill of interpleader as contemplated by Section 7(e)(ii) hereof. Any corporation or association into which the Escrow Agent in its individual capacity may be merged or converted or with which it may be consolidated, or any corporation or association resulting from any merger, conversion or consolidation to which the Escrow Agent in its individual capacity shall be a party, or any corporation or association to which all or substantially all the corporate trust business of the Escrow Agent in its individual capacity may be sold or otherwise transferred, shall be the Escrow Agent under this Agreement without further act.

     (d) The Escrow Agent shall be entitled to rely upon the accuracy, act in reliance upon the contents and assume the genuineness of any notice which is given to the Escrow Agent in proper form pursuant to this Agreement and reasonably believed by it to be genuine and correct and to have been signed or sent by the proper person, without the necessity of the Escrow Agent verifying the truth or accuracy thereof. The Escrow Agent shall not be obligated to investigate or in any way determine whether O2DIESEL is entitled to indemnification under the Support Agreement or the proper amount of any such indemnification.

     (e) Should any controversy arise between or among the Indemnification Parties or any other person, firm or entity with respect to this Agreement, the Escrow Property or any part thereof, or the right of any party or other person to receive the Escrow Property, or should the Indemnification Parties fail to designate another Escrow Agent as provided in Section 7(c) hereof, or if the Escrow Agent should be in doubt as to what action to take, the Escrow Agent shall have the right (but not the obligation) to (i) withhold delivery of the Escrow Property until the controversy is resolved and/or (ii) institute a bill of interpleader in any court of competent jurisdiction to determine the rights of the parties hereto (the right of the Escrow Agent to institute such bill of interpleader shall not, however, be deemed to modify the manner in which Escrow Agent is entitled to make transfers from the Escrow Property as hereinabove set forth other than to tender the Escrow Property into the possession and control of such court).

8.   Term.  This  Agreement  shall  continue  in full force and effect until all
    ----
Escrow  Property  has  been  transferred  in  accordance  with Section 3 hereof.

9.   Miscellaneous.
    -------------

     (a)     Time  Periods.  For  purposes  of computing time periods hereunder,
             -------------
all references to "days" shall mean regular business days of the Escrow Agent. Whenever under the terms hereof the time for giving a notice or performing an act falls upon a Saturday, Sunday or bank holiday, such time shall be extended to the Escrow Agent's next business day.

     (b)     Legal  Counsel.  The Escrow Agent  may  consult  with  its  counsel
             --------------       ------
or other counsel satisfactory to it with respect to any question relating to its duties or responsibilities hereunder or otherwise in connection herewith and shall not be liable for any reasonable action taken, suffered or omitted by the Escrow Agent in good faith upon the advice of such counsel.

     (c)     Severability.  If  one  or  more of the provisions contained herein
             ------------
shall for any reason be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions hereof, and this Agreement shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein.

     (d)     Survival  of  Indemnification.  Notwithstanding termination of this
             -----------------------------   ---------------
Agreement, the provisions of Sections 7(a) and 9(b) shall remain in full force and effect for so long as the Escrow Agent may have any liability.

     (e)     Default.  Waiver  of any default shall not constitute waiver of any
             -------                          -----
other  or  subsequent  default.

     (f)     Notices.  All  notices  and other communications hereunder shall be
             -------                           --------------
in writing (including wire, telefax or similar writing) and shall be delivered, addressed or telefaxed as follows:




          If  to  O2DIESEL:

               O2Diesel  Corporation
               1650  -  2000  Burrard  Street
               Vancouver,  British  Columbia  V6C  3L6
               Attention:  Eric  Boehnke,  President
               Fax:  (604)  689-5320

          With  a  required  copy  to:

               Blake,  Cassels  &  Graydon  LLP
               Suite  2600,  Three  Bentall  Centre
               Box  49314
               Vancouver,  British  Columbia  V7X  1L3
               Attention:  Geoff  Belsher
               Fax:  (604)  631-3309


          If  to  the  Stockholders'  Representative:

               Mr.  Ciaran  Desmond
               McGuire  Desmond
               The  Arch
               7  Father  Mathews  Quay
               Cork,  DX2  053  Ireland
               Fax:  +353  21  427  3033


          If  to  the  Escrow  Agent:

            -

Each such notice, request or other communication shall be given by hand delivery, by nationally recognized courier service or by telefax, receipt confirmed. Each such notice, request or communication shall be effective (i) if delivered by hand or by nationally recognized courier service, when delivered at the address specified in this Section 9(f) (or in accordance with the latest unrevoked written direction from such party); (ii) if given by telefax, when such telefax is transmitted to the telefax number specified in this Section 9(f) (or in accordance with the latest unrevoked written direction from such party), and the appropriate confirmation is received.

     (g)     Counterparts.  This  Agreement  may  be  executed  in  one  or more
             ------------
counterparts,  all  of  which  shall  be  deemed  one  and  the  same agreement.

     (h)     Amendment.  This Agreement may not be amended or modified except by
             ---------
a  written  agreement  signed  by  each  of  the  parties  hereto.

     (i)     Governing  Law.  This  Agreement  shall be construed, enforced, and
             --------------
administered in accordance with the laws of the State of New York, without giving effect to any provision thereof that would compel the application of the substantive laws of any other jurisdiction.

     (j)     Defined  Terms.  All  defined  terms  used  herein  shall  have the
             --------------
meanings herein defined or, if not defined herein, shall have the meanings ascribed to such terms in the Support Agreement.

     (k)     Entire  Agreement.  This  Agreement,  the  Support  Agreement,  the
             -----------------
Share Exchange Offer and the related Form of Acceptance and Authority constitute the entire agreement and understanding among O2DIESEL, the Company, the Stockholders, the Stockholders' Representative and the Escrow Agent and supersede any prior agreement and understanding relating to the subject matter of this Agreement.

                                  *     *     *

     IN WITNESS WHEREOF, this Indemnity Escrow Agreement has been executed by the parties as of the date first above written.


                              O2DIESEL CORPORATION


                              By:
                                 ------------------------------------
                              Name:  Eric  Boehnke
                              Title:     President

                              MAJOR  SHAREHOLDERS:


                              ---------------------------------------
                              Name:  Anthony  Dean-Smith


                              ---------------------------------------
                              Name:  Pauline  Dean-Smith


                              ---------------------------------------
                              Name:  Alan  Rae


                              ---------------------------------------
                              Name:  Victoria  Rae


                              ---------------------------------------
                              Name:  Quarryside  Ltd.


                              STOCKHOLDERS'  REPRESENTATIVE:



                              ---------------------------------------



                              ESCROW  AGENT:


                              By:
                                 ------------------------------------
                              Name:
                                   ----------------------------------
                              Title:
                                    ---------------------------------








                        (Signature Page to Escrow Agent)

                                   Schedule A

                               MAJOR SHAREHOLDERS


NAME                MAJOR SHAREHOLDER ESCROWED SHARES
------------------  ---------------------------------

Quarryside Ltd.
------------------  ---------------------------------
Alan Rae
------------------  ---------------------------------
Victoria Rae
------------------  ---------------------------------
Anthony Dean-Smith
------------------  ---------------------------------
Pauline Dean-Smith
------------------  ---------------------------------

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. IF YOU ARE IN ANY DOUBT AS TO THE ACTION YOU SHOULD TAKE, YOU ARE RECOMMENDED IMMEDIATELY TO SEEK YOUR OWN FINANCIAL ADVICE FROM YOUR STOCKBROKER, BANK MANAGER, SOLICITOR, ACCOUNTANT OR OTHER INDEPENDENT FINANCIAL ADVISER, WHO, IF YOU ARE TAKING ADVICE IN IRELAND, IS AUTHORISED OR EXEMPTED UNDER THE INVESTMENT INTERMEDIARIES ACT, 1995 OR, IF YOU ARE TAKING ADVICE IN THE UNITED KINGDOM, IS DULY AUTHORISED UNDER THE FINANCIAL SERVICES AND MARKETS ACT 2000 OF THE UNITED KINGDOM.

If  you  have  sold  or  otherwise  transferred  all  your  AAE  Technologies
International Plc Shares, please send this document and the accompanying documents (including the reply-paid envelope) at once to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee. However, such documents should not be forwarded or transmitted in or into Canada, Australia or Japan.

This document should be read in conjunction with the accompanying Share Exchange Offer Document. Unless the context otherwise requires, the definitions used in the Share Exchange Offer Document also apply to this Form.
--------------------------------------------------------------------------------

                        FORM OF ACCEPTANCE AND AUTHORITY

                                Recommended Offer
                                       for
                       AAE TECHNOLOGIES INTERNATIONAL PLC
                                       by
                              O2DIESEL CORPORATION
                        (FORMERLY DYNAMIC VENTURES INC.)


--------------------------------------------------------------------------------
1. To accept the Share Exchange Offer, complete this Form on page 3 by following the instructions and notes for guidance set out on pages 2 and 4.

2. Return this Form, duly completed and signed and accompanied by your share certificate(s) and/or other document(s) of title, by Irish Shareholders BY HAND OR POST TO O2 DIESEL CORPORATION, C/O MCGUIRE DESMOND SOLICITORS, THE ARCH, 7 FR MATTHEW QUAY, CORK, IRELAND marked "Ref:CD" and by all other shareholders to Anthony Dean-Smith c/o AAE Technologies International Plc., 2 Teejay Court, 50/52 Alderley Road, Wilmslow, Cheshire, SK9 1NT, UK soon as possible but in any event so as to arrive NO LATER THAN 3:00P.M. ON 10 JULY 2003. A PREPAID ENVELOPE IS ENCLOSED FOR DOCUMENTS TO BE LODGED BY POST FROM WITHIN IRELAND OR THE UNITED KINGDOM.

3. If your AAE Technologies International Plc share certificate(s) and/or other document(s) of title are with your bank, stockbroker or other agent, you should complete and sign this Form and arrange for it to be lodged by such agent with the relevant document(s).

4. Please read Parts A, B and C of Appendix I to the Share Exchange Offer Document, the terms of which are incorporated in and form part of this Form.

5. If you hold AAE Technologies International Plc Shares jointly with others, you must arrange for all your co-holders to sign this Form.
--------------------------------------------------------------------------------

                            HOW TO COMPLETE THIS FORM

--------------------------------------------------------------------------------

1. To accept the Share Exchange offer, insert in Box 1 the total number of AAE Technologies International Plc Shares for which you wish to accept the Share Exchange Offer. If no number or a number greater than your entire holding of AAE Technologies International Plc Shares is written in Box 1 and you have signed Box 2, you will be deemed to have written the number of AAE Technologies International Plc Shares comprised in, and to have accepted the Share Exchange Offer in respect of, your entire holding of AAE Technologies International Plc Shares under the name and address specified in Box 3.

--------------------------------------------------------------------------------

SIGNATURE(S)
------------

2. You must sign Box 2 regardless of the other Box(es) you complete and, in the case of a joint holding, arrange for all other joint holders to do likewise. All registered holders must sign in the presence of a witness. The witness must be over 18 years of age and must not be one of the joint registered holders (if any). The same witness may witness each signature of joint holder. If the acceptance is not made by the registered holder(s), insert the name(s) and capacity (e.g. executor) of the person(s) making the acceptance.

     A company incorporated in Ireland should execute under seal, the seal being affixed and witnessed in accordance with its articles of association. A company incorporated in England and Wales may either execute under seal, the seal being affixed and witnessed in accordance with its articles of association or other regulations, or in accordance with the provisions of section 36A of the Companies Act 1985 of the United Kingdom. A company incorporated outside Ireland or England and Wales may sign in accordance with the laws of the territory in which the relevant company is incorporated.

     In the case of a company, execution should be expressed to be by the company and each person signing the Form of Acceptance should state the office which he/she holds.

--------------------------------------------------------------------------------

NAME(S) AND ADDRESS(ES)
-----------------------

3. Complete Box 3 in BLOCK CAPITALS with the full name and address of the sole or first-named registered holder together with the name(s) of all other joint holders. Yours attention is also drawn to boxes 4 and 5.

--------------------------------------------------------------------------------

OVERSEAS PERSONS
----------------

4. If you are unable to give the representations and warranties required by paragraph 4 of Part C of Appendix 1 to the Share Exchange Offer Document you must put "NO" in Box 4. If you do not put "NO" in Box 4, you will be deemed to have given such representations and warranties. IF YOU DO PUT "NO" IN BOX 4 YOU WILL BE DEEMED NOT TO HAVE VALIDLY ACCEPTED THE SHARE EXCHANGE OFFER.

--------------------------------------------------------------------------------

ALTERNATIVE ADDRESS
-------------------

5. If you want the consideration and/or other document(s) to be sent to someone other than the first-registered holder at the address set out in Box 3 (E.g. your bank, stockbroker or other agent), you should also complete Box 5 (with an address outside Canada, Australia or Japan).

     Box 5 must be completed by holders with registered addresses in Canada, Australia or Japan or holders who have completed Box 3 with an address in Canada, Australia or Japan.

1.   TO ACCEPT THE SHARE EXCHANGE OFFER                         BOX 1
     Complete Boxes 1,3 and, if appropriate, Boxes 4, and 5, and then sign Box 2 IN THE PRESENCE OF A WITNESS
                                                        ------------------------
                                                        No. of AAE Technologies
2.   SIGN HERE TO ACCEPT THE SHARE EXCHANGE OFFER       International Plc shares
                                                        ------------------------

                                                        ------------------------
EXECUTION BY INDIVIDUALS
BOX 2
--------------------------------------------------------------------------------
Signed and delivered as a deed
by/signed, sealed and delivered by:  Witnessed by:
First Holder:                        1.   Name. . . . Address. . . . . . . . . .
                                     . . . . . . . . . . . . . . . . . . . . . .
1.    . . . . . . . . . . . . . .
             Joint Holders                 . . . . . .Signature. . . . . . . . .

                                     2.   Name. . . . Address. . . . . . . . . .
2.    . . . . . . . . . . . . . .    . . . . . . . . . . . . . . .
                                           . . . . . .Signature. . . . . . . . .

3.    . . . . . . . . . . . . . .
                                     3.   Name. . . . Address. . . . . . . . . .
                                     . . . . . . . . . . . . . . . . . . . . . .
4.    . . . . . . . . . . . . . .
                                           . . . . . .Signature. . . . . . . . .

                                     4.   Name. . . . Address. . . . . . . . . .

                                           . . . . . .Signature. . . . . . . . .
--------------------------------------------------------------------------------
EXECUTION BY COMPANIES
--------------------------------------------------------------------------------
Executed as a deed by/present when
The common seal of:

.. . . . . . . . . . .       . . . . . . . . . . . .        . . . . . . . . . . .
Name of Company              Signature of director              Name of director
was affixed hereto

   . . . . . . . . . . . . . . . . . . .         . . . . . . . . . . . . . . . .
   Signature of second director or secretary          Name of second director or
secretary

             Witnessed by:
             Name. . . . . . . Address    . . . . . . . . . . . . . .

               Signature. . . . . . . . . . . . . . . .
--------------------------------------------------------------------------------

3.     FULL NAME(S) AND ADDRESS(ES)                              BOX 3
--------------------------------------------------------------------------------
       SOLE OR FIRST REGISTERED HOLDER     Joint registered holder(s)
       -------------------------------     --------------------------
       1.  Forename(s). . . . . . . . . .  2. Forename(s) . . . . . . . . . . . . . .

       Surname (Mr/Mrs/Miss/Ms/Title) . .     Surname . . . . . . . . . . . . . . . .

       Address                                (Mr/Mrs/Miss/Ms/Title). . . . . . . . .

        . . . . . . . . . . . . . . . . .  3. Forename(s) . . . . . . . . . . . . . .

        . . . . . . . . . . . . . . . . .     Surname . . . . . . . . . . . . . . . .

        . . . . . . . . . . . . . . . . .     (Mr/Mrs/Miss/Ms/Title). . . . . . . . .

        . . . . . . . . . . . . . . . . .  4. Forename(s) . . . . . . . . . . . . . .

       Postcode . . . . . . . . . . . . .     Surname (Mr/Mrs/Miss/Ms/Title). . . . .
--------------------------------------------------------------------------------

4.     OVERSEAS PERSONS                                                   BOX 4
       Put "No" in Box 4 if you are unable to give representations and   -------
       warranties required by paragraph 4 of Part C of Appendix 1 to the
       Share Exchange Offer Document.                                    -------

5. Complete this Box if you wish the consideration and/or other document(s) to be sent to someone at an address (not in Canada, Australia or Japan) other than the first named registered holder at the address set out in Box 3.
                                                             BOX 5
                                             -----------------------------------
                                             Name:. . . . . . . . . . . . . . .

                                             Address: . . . . . . . . . . . . .
                                             (to be completed in BLOCK CAPITALS)
                                             -----------------------------------

             ADDITIONAL NOTES REGARDING THE COMPLETION OF THIS FORM

IN  ORDER  TO  BE  EFFECTIVE,  THIS  SHARE  FORM  OF  ACCEPTANCE MUST, EXCEPT AS
MENTIONED BELOW, BE SIGNED PERSONALLY BY THE REGISTERED HOLDER OR, IN THE CASE OF A JOINT HOLDING BY ALL THE JOINT HOLDERS AND EACH INDIVIDUAL SIGNATURE MUST BE INDEPENDENTLY WITNESSED. A COMPANY INCORPORATED IN ENGLAND AND WALES MUST EXECUTE THIS SHARE FORM OF ACCEPTANCE UNDER ITS COMMON SEAL, THE SEAL BEING AFFIXED AND WITNESSED IN ACCORDANCE WITH ITS ARTICLES OF ASSOCIATION OR OTHER REGULATIONS. ALTERNATIVELY, A COMPANY TO WHICH SECTION 36A OF THE COMPANIES ACT 1985 OF THE UNITED KINGDOM APPLIES MAY EXECUTE THIS SHARE FORM OF ACCEPTANCE BY A DIRECTOR AND THE COMPANY SECRETARY OR BY TWO DIRECTORS SIGNING THE SHARE FORM OF ACCEPTANCE AND INSERTING THE NAME OF THE COMPANY ABOVE THEIR SIGNATURES. A COMPANY INCORPORATED IN IRELAND MUST EXECUTE UNDER SEAL, THE SEAL BEING AFFIXED AND WITNESSED IN ACCORDANCE WITH ITS ARTICLES OF ASSOCIATION. EACH SUCH PERSON SIGNING THE SHARE FORM OF ACCEPTANCE SHOULD STATE THE OFFICE WHICH HE/SHE HOLDS.

In order to avoid inconvenience to yourself and delay, the following points may assist you:

1.     IF  A  HOLDER  IS  AWAY  FROM  HOME  (E.G.  ABROAD  OR  ON  HOLIDAY):
       Send this Form by the quickest means (e.g. air mail) to the holder (unless he is in Canada, Australia or Japan) for execution or, if he has executed a power of attorney, have this Form signed by the attorney in the presence of a witness. In the latter case, the power of attorney (or a copy thereof duly certified in accordance with the Powers of Attorney Act 1971 if applicable) should be lodged with this Form. NO OTHER SIGNATURES ARE ACCEPTABLE.

2. IF YOU HAVE SOLD OR OTHERWISE TRANSFERRED ALL, OR WISH TO SELL PART, OF YOUR HOLDING OF AAE TECHNOLOGIES INTERNATIONAL PLC SHARES:
       You should hand this Form, the accompanying documents and the enclosed reply-paid envelope at once to the purchaser or transferee or to the stockbroker, bank, or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee. Such documents should not, however, be forwarded or transmitted in or into Canada, Australia or Japan.

3.     IF THE SOLE HOLDER HAS DIED:
       A grant of probate or letters of administration or other equivalent documents must be taken out in respect of the relevant AAE Technologies International Plc Shares. If a grant of probate or letters of administration or other equivalent documents has/have been registered with AAE Technologies International Plc, this Form must be signed by the personal representative(s) or prospective personal representative(s) or executor(s) of the deceased holder, each in the presence of a witness who must also sign this Form. This Form should then be lodged with AAE Technologies International Plc at the address given on page I with the relative share certificate(s) and/or other document(s) of title.

       If grant of probate or letters of administration or other equivalent documents has/have not been registered with AAE Technologies International Plc, the personal representative(s) or prospective personal representative(s) should sign this Form in the presence of a witness who must also sign this Form and forward it with the share certificate(s) and/or other document(s) of title. However, a grant of probate or letters of administration or other equivalent documents must be lodged with McGuire Desmond Solicitors at one of the addresses given on page 1 before the share certificates due under the Share Exchange Offer can be forwarded to the personal representative(s).

4.     IF ONE OF THE JOINT HOLDERS HAS DIED:
       This Form is valid if signed by the surviving holder(s), each in the presence of a witness, and lodged with McGuire Desmond Solicitors or Anthony Dean-Smith at one of the addresses given on page 1 with the share certificate(s) and/or other document(s) of title and death certificate, grant of probate or letters of administration or other equivalent documents of the deceased holder.

5. IF YOUR AAE TECHNOLOGIES INTERNATIONAL PLC SHARE CERTIFICATE(S) AND/OR OTHER DOCUMENT(S) OF TITLE IS/ARE HELD BY YOUR STOCKBROKER, BANK OR OTHER
       AGENT:
       You should complete this Form and, if the certificate(s) is/are readily available, arrange for it/them to be lodged by such agent with McGuire Desmond Solicitors or Anthony Dean-Smith at one of the addresses given on page 1 accompanied by the share certificate(s) and/or other document(s) of title. If the certificate(s) is/are not readily available, you should lodge this Form with McGuire Desmond Solicitors or Anthony Dean-Smith at one of the addresses given on page I duly completed together with a note saying e.g. "certificates to follow", and arrange for the certificate(s) to be forwarded as soon as possible thereafter but in any case not later than 3:00 pm on 10 July 2003. It is helpful for your agent (unless he is in Canada, Australia or Japan) to be informed of the full terms of the Share Exchange Offer.

6. IF ANY OF YOUR AAE TECHNOLOGIES INTERNATIONAL PLC SHARE CERTIFICATE(S) HAS BEEN LOST:
       Complete and lodge this Form together with a letter of explanation and any available certificate(s) with AAE Technologies International Plc at one of the addresses given on page 1. You should then write to AAE Technologies International Plc and request a form of indemnity which should be completed in accordance with the instructions given. When correctly completed, the form of indemnity must be lodged with McGuire Desmond Solicitors or Anthony Dean-Smith at one of the addresses given on page 1 in support of this Form.

7. IF YOUR FULL NAME OR OTHER PARTICULARS DIFFER FROM THOSE APPEARING ON YOUR SHARE CERTIFICATE, E.G:
       a) Name on the certificate. . . . . . . . . . . . . . . . . . James Smith

       Correct name. . . . . . . . . . . . . . . . . . . . . . .James John Smith

       complete this Form with the correct name and lodge it with McGuire Desmond Solicitors or Anthony Dean-Smith at one of the addresses given on page 1, accompanied by a letter from your bank, stockbroker or solicitor confirming that the person described on the certificate and the person who signed this Form are one and the same.

       (b)  Incorrect  address: write the correct address in Box 3 of this Form.

       (c) Change of name: lodge your marriage certificate or the deed poll with this Form for noting.

8.     IF YOU ARE NOT RESIDENT IN THE UK, IRELAND OR THE UNITED STATES:
       The attention of AAE Technologies International Plc Shareholders not resident in the UK, Ireland or the United States who are citizens or residents or nationals of other countries (and or custodians, trustees or nominees thereof) is drawn to paragraph 4 of Part B of Appendix I to the Share Exchange Offer Document.

       THE CONSIDERATION DUE TO YOU UNDER THE TERMS OF THE SHARE EXCHANGE OFFER CANNOT BE SENT TO YOU UNTIL ALL THE RELEVANT DOCUMENTS HAVE BEEN PROPERLY COMPLETED AND LODGED WITH MCGUIRE DESMOND SOLICITORS OR ANTHONY DEAN-SMITH AT ONE OF THE ADDRESSES SET OUT ON PAGE 1. NOTWITHSTANDING THAT NO SHARE CERTIFICATE(S) AND/OR OTHER DOCUMENT(S) OF TITLE IS/ARE DELIVERED WITH THIS FORM, THE FORM, IF OTHERWISE VALID AND ACCOMPANIED BY THE APPROPRIATE FORM OF INDEMNITY (AVAILABLE ON REQUEST FROM AAE TECHNOLOGIES INTERNATIONAL PLC) EXECUTED CORRECTLY ON YOUR BEHALF AND DELIVERED TO MCGUIRE DESMOND SOLICITORS OR ANTHONY DEAN-SMITH AT ONE OF THE ADDRESSES SET OUT ON PAGE 1, WILL BE TREATED AS VALID FOR ALL PURPOSES.

                                      AAE TECHNOLOGIES INC | CHAIRMANS OFFICE |
                                        2 TEEJAY COURT | 50/ 52 ALDERLEY ROAD
                                           WILMSLOW | CHESHIRE SK9 1NT| UK
                                     TEL: +44 1625 527201 | FAX: +44 1625 536015
June 18, 2003

                                                                     A A E
                                                                  ------------
                                                                  TECHNOLOGIES
Dear Shareholder,

GENERAL OFFER BY O2DIESEL CORPORATION ("O2DIESEL") TO ACQUIRE ALL OF THE ORDINARY SHARES OF AAE TECHNOLOGIES INTERNATIONAL PLC (THE "COMPANY")

I wrote to you on 23rd May 2003 enclosing my letter of the same date to all Option Holders, for your information, together with a copy of the Letter of Intent referred to therein. I said that I would be writing to all shareholders again shortly, and do so now.

I enclose a copy of the Formal Offer Document from O2Diesel Corporation (formerly Dynamic Ventures Inc.) and you could find it helpful to read it in conjunction with my letter of 23rd May.

It is the view of your Board of Directors that the offer is a good one, which brings with it many benefits for your Company, including:

1. O2Deisel would introduce up to $5,000,000 of working capital, so for the first time your Company would be sufficiently funded to create the infrastructure necessary for the maximum exploitation of the global markets, which are already presenting themselves, including advertising and promotion.

2. Funding in the amount of $3,500,000, again for the first time, would be available for increasing profitability by the prudent acquisition of businesses which are considered complementary to and compatible with the activities of your Company.

3. O2Deisel, in addition to providing finance, would enhance the management expertise of AAE in many ways, and greatly strengthen your Board by appointing representative Directors with experience in international business in general, and the fuel business in particular.

4. As conveyed in my letter of 23rd May, O2Deisel's Common Stock, which you would receive in exchange for your Ordinary Shares in AAE, are on the National Association of Securities Dealers Over-the-Counter Bulletin Board;, thus, after the initial 12-month contractual restriction, a market would be available for you to trade, should you so wish, any Common Stock you would own in O2Deisel.

All the current signs are that your Company, AAE, is poised for major expansion, and it is hard to see how it could be attained if you were not to accept the Offer from O2Deisel.

As I said in my letter of 23rd May, and I now confirm, it is the unanimous intention of your Board of Directors, and any of their Family interests, to accept the Offer from O2Deisel, and your Board and I strongly recommend that you also accept the Offer to exchange your Ordinary Shares in AAE Technologies International PLC for Common Stock in O2Diesel Corporation.

Please complete the Acceptance Form enclosed, and return it in the addressed envelope as enclosed, preferably as soon as possible, but in any event within twenty-one days.


Yours  faithfully,

/s/ Anthony  Dean-Smith

Anthony  Dean-Smith
Chairman

PART II. - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

NOT APPLICABLE.

There were no reports or information that were required to be made publicly available in connection with the transaction in accordance with the requirements of the home jurisdiction of the Subject Company.
PART III. - CONSENT TO SERVICE OF PROCESS

NOT APPLICABLE.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                       O2DIESEL CORPORATION

                                                       /s/ Eric Boehnke
                                                       -------------------------
                                                       Eric Boehnke
                                                       President

                                                       June 16, 2003
                                                       -------------------------
                                                       Date